Raiffeisen
INTERNATIONAL
Member of RZB Group

06018564

RECEIVED
2006 NOV 17 P 1:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

10th November 2006

PROCESSED
NOV 21 2006
THOMSON
FINANCIAL

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 31st August 2006.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

11/20

Ad-hoc
Release

FILE NO. 82-34958

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen International: Interim report on 3rd quarter of 2006

- Consolidated profit is up 93.3 per cent year-on-year to € 539.3 million
- Selling stake in Bank TuranAlem has one-off earnings effect of about € 102 million
- Balance sheet total exceeds € 50 billion for the first time, plus of 23.7 per cent compared to year-end 2005
- Cost/income ratio improves from 59.5% in 2005 to 56.9%
- Acquisition of eBanka expands market position in the Czech Republic

Income Statement in EUR mn	**1-9/2006**	**1-9/2005**	**7-9/2006**
Net interest income after provisioning	1,021.4	721.6	356.6
Net commission income	660.9	281.3	245.4
Trading profit	111.9	198.2	40.5
General administrative expenses	(1,156.4)	(782.8)	(412.2)
Profit before tax	752.6	416.4	331.5
Profit after tax	611.3	334.9	277.8
Consolidated profit (without minorities)	539.3	279.1	250.1

Balance Sheet in EUR mn	**30.09.2006**	**31.12.2005**
Equity (incl. minorities and profit)	3,824	3,277
Balance sheet total	50,329	40,695

Bank Specific Information	**30.09.2006**	**31.12.2005**
Core capital ratio (Tier 1), banking book	7.2%	9.0%
Core capital ratio (Tier 1), incl. market risk	6.5%	8.0%
Own funds ratio	8.4%	9.8%

Performance	**1-9/2006**	**1-9/2005**
Return on equity (ROE) before tax	30.6%	22.1%
Return on equity (ROE) after tax	24.9%	17.8%
Cost/income ratio	56.9%	59.5%
Risk/earnings ratio	18.3%	14.2%
Earnings per share	EUR 3.78	EUR 2.06

Resources	**30.09.2006**	**31.12.2005**
Number of staff	52,079	43,614
Business outlets	2,775	2,443

For further information please contact:

Susanne Langer
Head of Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Wien

Vienna, November 9th 2006

Investor Relations
Release

FILE NO. 82-34958

Raiffeisen INTERNATIONAL
Member of RZB Group

Vienna, 9 November 2006

Raiffeisen International continues on record path

Consolidated profit amounts to 539.3 million euros. Balance-sheet total exceeds 50 billion euros. Return on equity is 30.6 per cent (26.5 per cent without one-off effect). Retail customers provide strongest growth dynamics. The CIS contributes one third to pre-tax result.

Raiffeisen International Bank-Holding AG, which is part of the *Raiffeisen Zentralbank Österreich AG (RZB)* Group, once again achieved a record result for the first three quarters of 2006, with a consolidated profit (after tax and minorities) of 539.3 million euros. This result is higher by 93.3 per cent, compared to the figure for the previous year. Even when discounting the one-off effect of selling the share of almost eight per cent in Kazakh *JSC Bank TuranAlem (BTA)*, the amount of 437.3 million euros would still exceed the respective figure for the same period of 2005 by nearly 57 per cent. As in the previous quarters, profit before tax (752.6 million euros, plus 80.7 per cent) and profit after tax (611.3 million euros) are also on a record level. Earnings per share went up by 1.72 euros to 3.78 euros. *All figures are based on International Financial Reporting Standards (IFRS).*

In the third quarter, Raiffeisen International achieved a consolidated quarterly profit (after tax and minorities) of 250.1 million euros. This amount includes the sale of the minority share in BTA, with a net gain of 102.0 million euros, as a one-off effect. Without this factor, the result for the quarter would be in the range of the second quarter.

For Herbert Stepic, CEO of Raiffeisen International, this confirms Raiffeisen International's strategy: "Orienting our business policy to the retail business and continuing our regional expansion in the CIS both pay off. We currently have more than 11.7 million customers and continue to grow by 100,000 customers per month. The CIS already contributes one third to the consolidated result, when leaving aside extraordinary effects."

Balance-sheet total exceeds 50 billion euros

With the strong growth of the balance-sheet total during the third quarter, the mark of 50 billion euros was exceeded in September 2006. Since year-end 2005, the balance-sheet total of Raiffeisen International has expanded by 23.7 per cent or 9.6 billion euros to 50.33 billion euros. Loans and advances to customers make up the lion's share of this growth (plus 31.6 per cent or 7.8 billion euros to 32.5 billion euros). Almost 60 per cent of the increase comes from retail customers. Deposits from customers went up by 20.9 per cent and amounted to 30.1 billion euros.

A comparison to the third quarter 2005 shows the following main changes in the consolidated group: Ukrainian *JSPP Bank Aval* (re-branded to *OJSC Raiffeisen Bank Aval*) was added to the consolidated group in the fourth quarter 2005. *JSC Impexbank* in Moscow, as well as Budapest-located *Raiffeisen Real Estate Management Zrt.* (a real-estate development company), together with its project companies (*REM Group*), joined the consolidated group in the second quarter 2006, accounting for changes of

1.9 billion euros. Due to partly considerable depreciation of some CEE currencies (especially the Hungarian forint, the Ukrainian hryvnia and the Polish zloty), the balance-sheet total was reduced by 0.6 billion euros so that organic growth was slightly more than 8.3 billion euros or 20 per cent, after allowing for these two factors.

Clear increase of operating income, further improvement of cost/income ratio

Operating income grew by 54.5 per cent or 717.1 million euros to 2,033.6 million euros. Net interest income rose by 48.7 per cent to 1,250.7 million euros, which is higher than the growth in business volume. Net commission income improved the most, namely by 135.0 per cent or 379.6 million euros, amounting to 660.9 million euros. A large part of this growth derives from the reclassification of income from customer margins, begun in 2006, which had previously been entered as trading profit. These customer margins grew strongly and reached 158 million euros. On account of the clearly expanded volume of customers and transactions, other commission income also increased, namely by 79 per cent or 221 million euros. The interest margin improved by 20 basic points to 3.73 per cent compared to the same period 2005. "We are very pleased with the development of our income structure. It reflects the expansion of our customer base and the success of our cross-selling initiatives," said Martin Grüll, CFO of Raiffeisen International.

During the first nine months, administrative expenses rose by 47.7 per cent or 373.6 million euros to 1,156.4 million euros over the figure for the previous year. The integration of the banks acquired in Ukraine and Russia accounted for about 200 million euros of this sum. The organic increase of administrative expenses was therefore only 21 per cent or 165 million euros, which was mostly due to continued investments into new locations and business segments. The cost/income ratio improved by 2.6 percentage points year-on-year and amounted to 56.9 per cent.

After three quarters, profit from operating activities was 877.2 million euros, an increase of 64.3 per cent or 343.4 million euros over the year before. About 120 million euros of this growth comes from the newly consolidated entities – especially Raiffeisen Bank Aval and Impexbank.

In comparison to the same period last year, provisioning for impairment losses rose by 91.8 per cent or 109.8 million euros to 229.3 million euros. Of that increase, 63 million euros is attributable to newly consolidated companies, and hence to the CIS. Of total provisioning for impairment losses, that region accounted for 43 per cent, and Central Europe and Southeastern Europe for 28 per cent and 29 per cent, respectively.

Return on equity improved again

At 30.6 per cent, return on equity (ROE) before tax is 8.8 percentage points above the value of year-end 2005, without the mentioned one-off effect it would still amount to 26.5 per cent (plus 4.7 percentage points). Average equity rose by 25 per cent to 3,276 million euros; the increase in profit is considerably above this value, especially due to the one-off effect. Consolidated ROE (after tax and minorities) reached 26.1 per cent, which is 8.9 percentage points higher than at year-end 2005.

Since year-end 2005, equity shown on Raiffeisen International's balance sheet grew by nearly 17 per cent or 548 million euros to 3,824 million euros. Set against the increase in equity – resulting from the current year's profit after tax in the amount of 611.3 million euros and equity contributions from minority companies in various Group entities totaling 74 million euros – is a profit distribution for 2005 of altogether 94 million euros. Exchange-rate movements regarding several CEE currencies and the corresponding capital hedges resulted in a slight increase of equity by 3 million euros.

The Tier 1 ratio, banking book, which is of significance for assessing financial strength, amounts to 7.2 per cent (year-end 2005: 9.0 per cent). The Tier 1 ratio, including market risk, amounts to 6.5 per cent (year-end 2005: 8.0 per cent) and is thus clearly above the minimum ratio of four per cent required by law. The profit retained for 2006, as well as the proceeds from the sales of *JSC Raiffeisenbank Ukraine* and the participation in BTA, will significantly increase both ratios at the end of this year.

Segment reporting

Raiffeisen International has structured its business activities according to customer segments and regions:

Retail customers show biggest growth dynamics

When presenting the result according to business sectors, the most important element is the growth of profit before tax deriving from the Retail Customers segment by as much as 157 per cent to 219.4 million euros. This clearly reflects the economies of scale that were targeted by investing into products and market presence in the past years. The share in the overall result is thus 29 per cent, which is an increase by 8 percentage points over the comparable period of the previous year. The return on equity before tax of this segment was 27.8 per cent, compared to 16.2 per cent for the same period last year.

The result of the Corporate Customers segment improved by 51 per cent and amounted to 350.1 million euros. Its contribution to the overall result is 47 per cent, which still makes it the most important customer segment. Moderate increases in administrative expenses and growth in interest income above the level of the business volume contributed to this development. This segment's ROE was 31.7 per cent, compared to 25.2 per cent for the same period of the previous year.

The Treasury segment recorded below-average growth. Its pre-tax profit went up by 7 per cent to 143.1 million euros, which is mainly due to the slacker income from interest. The ROE went down from 40.1 per cent in 2005 to 33.1 per cent this year.

The CIS contributes one third to the result

From a regional perspective, the CIS showed the largest increase by far in profit before tax (up by 228 per cent to 315.9 million euros). The mentioned one-off effect of the sale of the minority share in BTA accounted significantly for this increase. Discounting this effect, the CIS contributed one third to the pre-tax result (up ten percentage points against September 2005). The ROE before tax (net of the one-

off effect), as recorded for this region, amounted to 31.4 per cent (after 30.6 per cent for the same period last year). The cost/income ratio went up from 41.2 to 54.9 per cent on account of the focus of Raiffeisen Bank Aval and Impexbank on retail customers.

The other regions also clearly increased their results. The pre-tax result of the Group units in Central Europe grew by 28 per cent to 231.2 million euros and accounted for 35 per cent of the overall result disregarding the one-off effect (down by 8 percentage points). The ROE improved by 4.3 percentage points and amounted to 22.9 per cent, and the cost/income ratio went up by 5.9 percentage points to 58.6 per cent.

The Group companies in Southeastern Europe improved their performance by 47 per cent and recorded a profit before tax of 205.4 million euros, contributing 32 per cent to the overall result disregarding the one-off effect (down by 2 percentage points). This region's ROE improved by 3.4 percentage points to 26.8 per cent, and the cost/income ratio went down by 5.1 percentage points to 57.1 per cent.

Outlook

In view of the positive business development in the past few months, the management now expects consolidated profit for 2006 of about 550 million euros excluding the proceeds from the sale of Raiffeisenbank Ukraine and the proceeds from the sale of the minority stake in Bank TuranAlem in Kazakhstan.

The management expects annual growth of the balance sheet total by at least 20 per cent annually in the period to 2008. The largest increases are anticipated in the CIS, partly because of the acquisitions made there.

The company forecasts an ROE before tax of more than 25 per cent for the year 2009. The cost/income ratio is expected to be below 58 per cent. The management has set the target for the risk/earnings ratio at about 15 per cent.

You can download the quarterly report at http://www.ri.co.at.

For further information please contact:

Susanne Langer
Head of Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Wien

Raiffeisen INTERNATIONAL
Member of RZB Group

Vienna/Prague, 25th October 2006

Raiffeisen International closes acquisition of eBanka in the Czech Republic

Acquisition boosts local Raiffeisen customer-base to almost 300,000. Retail operations will significantly gain momentum. Purchase price of 130 million euros reflects Price to Book-value multiple of 3.1. Merger planned by 2008.

Raiffeisen International Bank-Holding AG, the CEE-operations of the *RZB Group,* has closed the acquisition of *eBanka, a.s.* in the Czech Republic yesterday. All necessary approvals from the *Czech National Bank* as well as other relevant authorities in the Czech Republic and in Austria have been obtained. The purchase price for 100 per cent of eBanka's equity amounts to 130 million euros. The book value of eBanka of 42 million euros reflects a Price to Book-value multiple of 3.1.

eBanka started operations in 1998 and is predominantly focused on retail banking. It was sold by *Ceska pojistovna,* the largest Czech insurance company. Ceska pojistovna is a member of the *PPF Group,* a leading diversified financial group in the Czech Republic and the Central and Eastern European region with managed assets exceeding 10 billion US dollars as of year-end 2005. eBanka's total assets amounted to 630 million euros and the bank employed a staff of 925 at the end of June 2006. At the same time, the assets of *Raiffeisenbank a.s.* amounted to 2.79 billion euros, the bank had 50 branches and employed a staff of 1,173. Raiffeisenbank has been operating as a universal bank in the Czech Republic since 1993.

With this acquisition, Raiffeisen International boosts its retail customer base by over 70 per cent to almost 300,000 clients in the Czech Republic. The combined market share in terms of total assets (based on 2005 figures) is 3.3 per cent. Together, both banks rank sixth on the local market.

Acquisition supports growth strategy in robust Czech banking market

"With eBanka, our retail banking operations will gain significant momentum in the Czech Republic. It is our aim to extend our customer base to 400,000 by the end of 2009 and reach 10 per cent market share in selected product segments," said Herbert Stepic, CEO of Raiffeisen International, at a press conference in Prague. "This deal is also a sign that the Central European region is of great importance to us and we are willing to invest significantly also in this region of Emerging Europe," he added.

The Czech banking market is in a robust condition with an asset growth of 15.9 per cent in 2005. With an increase of 40.7 per cent in 2005, loans to private individuals were one of the main growth drivers. Still, the overall level of credits to households accounted for only 12.7 per cent of the Czech GDP. The average of the new EU-member states is 14.4 per cent.

"We still see significant long-term growth potential especially on the lending side. Together with eBanka, we will be in a much better position to grow stronger than the market," Stepic added. According to *Raiffeisen Research*, credits to households are expected to grow by 19 per cent per year on average until 2010.

"With around 300,000 customers, we now have reached a critical mass in our customer base that will allow us to develop and introduce new products and services even more efficiently and exploit economies of scale using all available distribution channels," Stepic said.

eBanka and Raiffeisenbank are the Top 2 internet banks in the Czech Republic according to a recent client survey published this month by *fincentrum.cz.* Both banks also enjoy very high customer satisfaction rates. According to a survey conducted by market researcher *TNS Aisa*, 90 per cent of eBanka customers and 84 per cent of Raiffeisenbank customers are extremely or well satisfied with their service.

Merger planned by 2008

"We expect to complete the legal and operational merger of both banks by 2008," Stepic said. In the meantime, the focus will be on achieving quick wins for the customers of both banks such as cross-offering of products, free access to the both ATM networks and cash services at branches. Furthermore, it is planned to quickly integrate the risk management functions and treasury management of both banks applying Raiffeisen group standards.

Raiffeisen International is the majority-owner of Raiffeisenbank with a 51 per cent stake. The remaining 49 per cent is owned by *Raiffeisenlandesbank Oberösterreich* (25 per cent) and *Raiffeisenlandesbank Niederösterreich-Wien* (24 per cent). This ownership structure is set to remain in place also after the planned merger of the two banks.

For further information please contact:

Susanne Langer
Head of Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Wien

Kiev, 13 October 2006

Raiffeisen International raises its expectations for consolidated profit at Capital Markets Day in Kiev

The second Capital Markets Day of *Raiffeisen International Bank-Holding AG* met with a very positive response from the financial community. More than 110 analysts and investors from the most important financial centers throughout the world attended the event in order to obtain information about Raiffeisen International. The Capital Markets Day took place in the Ukrainian capital Kiev and was thus the first such event in one of the 15 Central and Eastern European markets in which Raiffeisen International is represented by a bank. The choice of the venue underlined the top position of Raiffeisen International in the CIS, on the one hand, and emphasized the importance of the former *Bank Aval*, on the other hand. This bank is the biggest acquisition in the Group's history. From now on it will appear on the market as *OJSC Raiffeisen Bank Aval.*

All members of Raiffeisen International's Managing Board participated in the Capital Markets Day. For the first time, the local management also presented its progress in the transformation of Raiffeisen Bank Aval, as well as in the integration of *JSC Impexbank* in Russia. Moreover, management reported in depth on various projects of strategic importance.

Earlier than expected agreement on purchase price accelerates Impexbank integration

Raiffeisen International and the former owners of *JSC Impexbank* have agreed on the final payment for the acquisition of Impexbank earlier than expected. At the time of the acquisition, the agreement called for the payment of the purchase price in two tranches. The first payment of USD 500 million was made at the closing of the transaction in May 2006. The second payment of an amount of up to USD 50 million was to become due in 2007, on the basis of the audited financial results for 2006.

It has now been agreed that the second tranche will amount to USD 25 million. Furthermore, in accordance with the purchase agreement, signed in January 2006, the value of the head-office building was re-estimated by an independent appraiser, which raised the purchase price by an additional USD 30.2 million to a total of USD 555.2 million. The anticipated agreement on the purchase price enables Raiffeisen International to speed up the merger of Impexbank with *ZAO Raiffeisenbank Austria*. The legal merger is planned for 2007.

In addition, participants were also informed about the future branding and the new management of the bank. After the merger, the new bank will be named *ZAO Raiffeisenbank Austria*. The Management Board of the bank will consist of nine members. Johann Jonach, CEO of the current Raiffeisenbank, will also become CEO of the new bank.

Consolidated profit for 2006 expected to rise to € 550 million

Once again, the outlook given by the Management Board for the coming years was very positive. Raiffeisen International's management expects strong earnings growth for the medium term in the CIS and above all in Ukraine and Russia. However, restructuring measures in Ukraine and Russia, due to the acquisition of Bank Aval and Impexbank, will burden earnings in the short term. Raiffeisen International continues to judge the potential for the countries of Southeastern Europe (SEE) optimistically, but somewhat more cautiously because of restrictions on credit growth prescribed by supervisory authorities. In Central Europe (CE), the company is increasingly focusing on the fast-growing segments of asset management and insurance products in addition to traditional business.

"We expect a consolidated profit of approximately € 550 million for 2006. This amount does not include the proceeds from the sale of Raiffeisenbank Ukraine and the proceeds from the sale of our minority stake in *Bank TuranAlem* in Kazakhstan," said Herbert Stepic, CEO of Raiffeisen International, while commenting on the positive business development. Previously, Raiffeisen International had assumed that its consolidated profit for the year would amount to at least € 500 million.

Management estimates the balance sheet total will grow by at least 20 per cent annually in the period to 2008. The strongest increases will be seen in the CIS, partly because of the acquisitions made there. During the same period, the network of outlets in Central and Eastern Europe will grow by about 450 branch offices.

Raiffeisen International intends to achieve a return on equity (ROE) before tax of more than 25 per cent by the end of 2009. The cost/income ratio is set to fall below 58 per cent and the risk/earnings ratio should be about 15 per cent.

Every autumn, Raiffeisen International organizes a Capital Markets Day. This facilitates a continuing flow of information and exchange of opinions with the financial community at the highest level.

You can find the Investor's Handbook, published on the occasion of the Capital Markets Day, at http://www.ri.co.at/cmdhandbook2006.

For further information please contact:

Susanne Langer
Head of Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Wien

Changes to the Articles of Association Raiffeisen International Bank-Holding AG

This document has information about changes to the Articles of Association.

Raiffeisen International Bank-Holding AG – *Member of RZB Group* A-1030 Vienna • Am Stadtpark 9 • Phone +43 1 71707 0 • Fax +43 1 71707 3486 Postal address A-1011 Vienna • P.O. Box 50 • Seat of the company in Vienna • Registered under FN 122.119 m Handelsgericht Wien

Handelsgericht Wien
1030 Wien, Marxergasse 1a
01/515 28 DVR: 0550922

An
Raiffeisen International Bank-Holding AG
BG007/073/Fr

FN 122119 m
73 Fr 9133/06 t - 3

Am Stadtpark 9
1030 Wien

Bei allen Eingaben und Anfragen FN-Nummer und Fr-Zahl angeben.

Raiffeisen INTERNATIONAL
- 5. SEP. 2006
Eing. Management Secretariat

Antrag auf Änderung
eingelangt am 14.8.2006

31. August 2006

B E S C H L U S S

In der Firmenbuchsache mit der Firmenbuchnummer FN 122119 m
Raiffeisen International Bank-Holding AG
1030 Wien, Am Stadtpark 9
Sitz in politischer Gemeinde Wien
wird die nachstehende Eintragung mit der Eintragungsnummer 32 bewilligt (Löschungen sind seitlich mit dem Zeichen # gekennzeichnet):

\# Hauptversammlungsbeschluss vom 08.03.2005
\# Ermächtigung des Vorstandes gemäß § 169 AktG, mit Zustimmung des Aufsichtsrates das Grundkapital bis längstens 08.03.2010 um bis zu EUR 66.999.997,83 - auch unter Ausschluß des Bezugsrechts - zu erhöhen. 013
\# Änderung der Satzung im § 4.
gelöscht

Hauptversammlungsbeschluss vom 07.06.2006
Ermächtigung des Vorstandes gemäß § 169 AktG, das Grundkapital bis zum 01.09.2011 um bis zu EUR 217.258.695,65 gegen Bar- oder Sacheinlage zu erhöhen. 017
Änderung der Satzung in § 4.

Hauptversammlungsbeschluss vom 07.06.2006
Änderung der Satzung in den §§ 3, 4, 10 und 14. 018

Handelsgericht Wien
Gerichtsabteilung 36

Dr. Lilian Hofmeister
(RICHTERIN)

eingetragen am 1. September 2006

Hinweis: Die Gebührenvorschreibung für die Firmenbucheintragung erfolgt durch das Gericht. Die Kosten für die amtliche Bekanntmachung in der Wiener Zeitung wird Ihnen die Wiener Zeitung direkt vorschreiben. Für die Bekanntmachung in der Ediktsdatei fallen keine zusätzlichen Gebühren an.

HA192 20060831 F 000247 0001

Hauptversammelungsprotokoll 7th July 2006 Raiffeisen International Bank-Holding AG

These are the minutes of the AGM for Raiffeisen International that was held on the 7th July 2006. It gives an overview of who was there from management and the points of order, followed by the discussions which took place around each point. We only have it in German up to page 51 and then I have attached a translation of the presentation.

Gebühr EUR 507,-- entrichtet

B/sa

Geschäftszahl: 13.128

PROTOKOLL

aufgenommen am 7. (siebenten) Juni 2006 (zweitausendsechs) von mir, **Doktor Christoph Bieber**, öffentlichem Notar, mit dem Amtssitz in Wien - Innere Stadt, und der Amtskanzlei in 1010 Wien, Seilerstätte 28, über die am heutigen Tag im Austria Center Vienna in 1220 Wien, Bruno-Kreisky-Platz 1, abgehaltene --------------------------------

----

-------------------------------- ordentliche Hauptversammlung --------------------------------

-- der --

------------------------ **Raiffeisen International Bank-Holding AG** ------------------------

---------------------------- mit dem Sitz in Wien, FN 122119 m. ----------------------------

----

Anwesend: --

1. die im angeschlossenen Teilnehmerverzeichnis, Beilage ./1, angeführten Aktionäre beziehungsweise Aktionärsvertreter; --
2. vom **Aufsichtsrat** die Herren: --
   a) Doktor Walter Rothensteiner, Vorsitzender, --
   b) Magister Manfred Url, Stellvertreter des Vorsitzenden, ----------------------
   c) Patrick Butler, --
   d) Stewart Gager, ---
   e) Doktor Karl Sevelda und --
   f) Peter Woicke; ---
3. vom **Vorstand** die Herren: --
   a) Doktor Herbert Stepic, --
   b) Aris Bogdaneris, ---
   c) Diplomkaufmann Rainer Franz, ---
   d) Magister Martin Grüll, ---
   e) Magister Peter Lennkh und ---
   f) Magister Heinz Wiedner; --

4. als Vertreter des **Abschlussprüfers** KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Wien, die Herren: ----------------------------------
   a) Doktor Walter Knirsch und ---
   b) Magister Wilhelm Kovsca; ---
5. als **aktienrechtlicher Experte**: ---
   Herr Universitätsprofessor Doktor Christian Nowotny. -----------------------------

----

Der Vorsitzende des Aufsichtsrates, Herr Doktor Walter Rothensteiner, übernimmt den Vorsitz, eröffnet die ordentliche Hauptversammlung und begrüßt die Erschienenen. ----

----

Der Herr Vorsitzende stellt fest, dass --

a) die Einladung zur heutigen ordentlichen Hauptversammlung unter Einhaltung der gesetzes- und satzungsmäßigen Formvorschriften fristgerecht in der Wiener Zeitung vom 12. (zwölften) Mai 2006 (zweitausendsechs), <u>Beilage ./3</u>, veröffentlicht wurde und ---
b) bei den Hinterlegungsstellen 110.122.126 (einhundertzehn Millionen einhundertzweiundzwanzigtausendeinhundertsechsundzwanzig) Stück Aktien hinterlegt wurden, Anmeldungsverzeichnis <u>Beilage ./2</u>. --

----

Der Herr Vorsitzende teilt mit, dass die Präsenz in der heutigen Hauptversammlung derzeit noch errechnet und von ihm vor der ersten Abstimmung bekannt gegeben wird. ----

----

Schließlich führt der Herr Vorsitzende aus wie folgt: ---------------------------------------

"*Gemäß § 16 Abs. (2) der Satzung bestimmt der Vorsitzende die Form der Abstimmung. Ich verfüge daher, dass die Abstimmungen nach dem bewährten Subtraktionsverfahren vorgenommen werden. Bei diesem Verfahren werden grundsätzlich die Nein-Stimmen und die Stimmenthaltungen gezählt und von der Gesamtzahl der vertretenen Stimmen abgezogen. Dies ergibt die Ja-Stimmen.* --

Gemäß § 15 Abs. (5) der Satzung gewährt jede Aktie eine Stimme. -----------------------

Sie haben zu Beginn der heutigen Hauptversammlung Stimmkarten erhalten, die jene Nummer tragen, unter der Sie im Teilnehmerverzeichnis eingetragen sind. Durch das Eingeben dieser Nummern in die EDV-Verwaltung wird die Anzahl der von Ihnen gehaltenen Aktien entsprechend der Stimmabgabe in die Berechnungen einbezogen. Ich ersuche die Damen und Herren Aktionäre und Aktionärsvertreter, die bei den Abstimmungen ---

- *mit JA stimmen, dies durch Heben der Hand anzuzeigen und jene, die* -------------

- *mit NEIN stimmen oder sich der Stimme ENTHALTEN, ihre Stimmkarte hochzuheben.* --

Die Nummern der Stimmkarten werden zur besseren Erfassung laut vorgelesen. Wurde Ihre Nummer genannt, bitte ich Sie, die Stimmkarte zu senken. ----------------------------

Der Abstimmungsvorgang wird vom Notar überwacht und das Abstimmungsergebnis vom EDV-Zählservice entsprechend der Anzahl der von Ihnen vertretenen Aktien berechnet. ---

Um bei jeder Abstimmung die Anzahl der jeweils vertretenen Aktien zu erfassen wird die Präsenz durch die Ein- und Ausgangskontrolle ständig in Evidenz gehalten. Daher ersuche ich Sie, bei – auch nur vorübergehendem – Verlassen des Saales, sich durch Erfassung Ihrer Stimmkarte mittels Barcodeleser am Saaleingang abzumelden. Das System des Zählservices hat Sie damit als abwesend registriert. Beim Betreten des Saales werden Sie durch neuerliche Erfassung der Daten Ihrer Stimmkarte wieder als präsent erfasst. Während eines Abstimmungsvorganges sollte niemand den Raum verlassen oder wieder betreten. Aktionäre, die ohne Abgabe ihrer Stimmkarte bzw. ohne Erteilung einer Vollmacht die Sitzung verlassen, werden beim zuvor angekündigten Abstimmungsverfahren als zustimmend gezählt. Die Aktionäre werden ersucht, dies zu berücksichtigen, wenn sie unmittelbar vor oder während des Abstimmungsvorganges den Sitzungssaal verlassen. ---

Ich behalte mir als Vorsitzender vor, das Abstimmungsverfahren bei einzelnen Tagesordnungspunkten nach Bedarf abzuändern und werde in diesem Fall die Abstimmungsmodalitäten noch erläutern. ---

Ich werde das Teilnehmerverzeichnis vor der ersten Abstimmung unterzeichnen und zur Einsicht auflegen. Die aktuelle Präsenz wird nach jeder Abstimmung mit dem Abstimmungsergebnis bekannt gegeben. ---

Wenn Aktionäre sich zu Wort melden wollen, ersuche ich, das Wortmeldungsformular, das Ihren Unterlagen beiliegt, auszufüllen und beim Wortmeldetisch abzugeben. Ich werde Sie dann bei den entsprechenden Tagesordnungspunkten aufrufen und ans Rednerpult bitten. --

Um einen zügigen Ablauf unserer Hauptversammlung zu ermöglichen, werden Ihre Fragen gesammelt und – nach sachlichen Zusammenhängen geordnet – vom Vorstand blockweise beantwortet werden. --

Ich bitte Sie, Ihre Fragen kurz und präzise zu fassen und von Co-Referaten Abstand zu nehmen. ---

Meine einleitenden Ausführungen sowie der Bericht des Vorstandes zum Tagesordnungspunkt 1 werden im Internet übertragen. Über die gesamte Verhandlung wird auch

eine Tonbandaufzeichnung gemacht, die jedoch ausschließlich dem Herrn Notar zum Zwecke der Protokollierung dient und nur ihm zur Verfügung steht. ----------------------
Für den Fall, dass Fragen in englischer Sprache gestellt werden oder unser Vorstandsmitglied Aris Bogdaneris in englischer Sprache auf Aktionärsanfragen antwortet, ist für eine Simultanübersetzung gesorgt, die in den Saal übertragen wird. --------------
Ehe wir in die Tagesordnung eintreten, gestatten Sie mir bitte noch einige organisatorische Hinweise: --

- *Da die Tagesordnungspunkte Erstens bis Drittens in einem engen inhaltlichem Zusammenhang stehen, werden wir diese in einer Einheit abhandeln. Es werden daher zunächst zum ersten Punkt der Tagesordnung die Vorstände ihre Berichte zum abgelaufenen Geschäftsjahr erstatten. Anschließend daran werde ich Ihnen den vorliegenden Gewinnverwendungsvorschlag des Vorstandes vortragen und dem Vertreter der Hauptaktionärin das Wort zur Stellung des Antrages auf Entlastung des Vorstandes und des Aufsichtsrates erteilen.* ------------------------------
- *Danach ist eine Generaldebatte zu den ersten drei Tagesordnungspunkten vorgesehen.* --
- *Im Anschluss daran erfolgen die Abstimmungen zu den Tagesordnungspunkten Zweitens und Drittens."* --

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Schließlich verweist der Herr Vorsitzende auf die in der Wiener Zeitung veröffentlichte und allen Anwesenden auch in gedruckter Form vorliegende Tagesordnung, <u>Beilage ./4</u>. Eine Verlesung der Tagesordnung wird nicht gewünscht. ------------------------------------

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Bevor der Herr Vorsitzende zur Erledigung der Tagesordnung übergeht, stellt er der Hauptversammlung alle Mitglieder des Vorstandes und des Aufsichtsrates vor. ----------

----

Sodann geht der Herr Vorsitzende über --
<u>zum ersten Punkt der Tagesordnung</u> ---
<u>"Vorlage des festgestellten Jahresabschlusses samt Lagebericht und des Konzernabschlusses samt Konzernlagebericht zum 31. Dezember 2005 und dem Bericht des Aufsichtsrates über das Geschäftsjahr 2005"</u> --
und weist zunächst darauf hin, dass der mit dem Bestätigungsvermerk des Abschlussprüfers versehene Jahres- und Konzernabschluss zum 31. (einunddreißigsten) Dezember 2005 (zweitausendfünf) samt Anhang und Lagebericht sowie der Bericht des Aufsichtsrates am Sitz der Gesellschaft zur Einsichtnahme durch die Aktionäre aufgelegt waren

und diese Unterlagen den Aktionären und Aktionärsvertretern auch vor Beginn der Hauptversammlung in gedruckter Form übergeben worden sind. --------------------------
Eine Verlesung dieser Unterlagen wird nicht gewünscht. -----------------------------------
Sodann erteilt der Herr Vorsitzende dem Vorstand das Wort zur Berichterstattung. -----
Herr Generaldirektor Doktor Herbert Stepic und Herr Vorstandsdirektor Magister Martin Grüll berichten gemäß den von ihnen präsentierten Charts, Beilage ./5. ---------------
Der Herr Vorsitzende dankt für diese Berichte und ergänzt in seiner Eigenschaft als Vorsitzender des Aufsichtsrates, dass der Aufsichtsrat während des Berichtsjahres zu insgesamt sechs Sitzungen zusammengetreten ist und bei diesen Sitzungen eingehend anhand der vom Vorstand erstatteten Berichte alle anstehenden Fragen erörtert und die vom Vorstand vorgelegten zustimmungspflichtigen Maßnahmen behandelt hat. Darüber hinaus gab es, wie der Herr Vorsitzende ausführt, zahlreiche formlose Informationsgespräche zwischen ihm als Vorsitzender des Aufsichtsrates und dem Vorstand. ----------
Der Herr Vorsitzende berichtet weiters, dass der Aufsichtsrat anhand des vom Abschlussprüfer vorgelegten schriftlichen Prüfungsberichtes den Jahresabschluss zum 31. (einunddreißigsten) Dezember 2005 (zweitausendfünf) behandelt und den Beschluss gefasst hat, diesen zu billigen. Der Jahresabschluss wurde somit ordnungsgemäß festgestellt. Gleichzeitig hat sich, wie der Herr Vorsitzende ausführt, der Aufsichtsrat mit dem Konzernabschluss einverstanden erklärt und wurde auch der Bericht des Aufsichtsrates an die heutige Hauptversammlung, dessen Wortlaut im gedruckten Geschäftsbericht enthalten ist, verabschiedet. --
Sodann teilt der Herr Vorsitzende mit, dass die Internetübertragung der Hauptversammlung beendet wird und geht über ---

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zum zweiten Punkt der Tagesordnung ---

"Beschlussfassung über die Verteilung des im Jahresabschluss zum 31. Dezember 2005 ausgewiesenen Bilanzgewinnes" ---

Der Herr Vorsitzende weist darauf hin, dass der Jahresabschluss zum 31. (einunddreißigsten) Dezember 2005 (zweitausendfünf) einen Bilanzgewinn von insgesamt EUR 93.122.361,21 (Euro dreiundneunzig Millionen einhundertzweiundzwanzigtausenddreihunderteinundsechzig Komma einundzwanzig) ausweist, wovon ein Betrag von EUR 70.960.068,34 (Euro siebzig Millionen neunhundertsechzigtausendachtundsechzig Komma vierunddreißig) ausschüttungsfähig ist. In diesem Zusammenhang verweist der Herr Vorsitzende auf den allen Anwesenden vorliegenden Gewinnverwendungsvorschlag des Vorstandes und beantragt folgenden Beschluss zu fassen: ---------------------

1. Auf die dividendenberechtigten Aktien in Höhe von 142.674.740 (einhundertzweiundvierzig Millionen sechshundertvierundsiebzigtausendsiebenhundertvierzig) Stück wird eine Dividende in der Höhe von EUR 0,45 (Euro null Komma fünfundvierzig) je Aktie, sohin ein Betrag von insgesamt EUR 64.203.633,-- (Euro vierundsechzig Millionen zweihundertdreitausendsechshundertdreiunddreißig) ausgeschüttet. --
2. Der verbleibende Bilanzgewinn von EUR 28.918.728,21 (Euro achtundzwanzig Millionen neunhundertachtzehntausendsiebenhundertachtundzwanzig Komma einundzwanzig) wird auf neue Rechnung vorgetragen. --------------------------------
3. Die Auszahlung der Dividende erfolgt am 13. (dreizehnten) Juni 2006 (zweitausendsechs). --

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Sodann geht der Herr Vorsitzende über ---

<u>zum dritten Punkt der Tagesordnung</u> ---

<u>"Beschlussfassung über die Entlastung der Mitglieder des Vorstandes und der Mitglieder des Aufsichtsrates für das Geschäftsjahr 2005"</u> ------------------------------

und erteilt dem Aktionärsvertreter Doktor Friedrich Sommer das Wort: ------------------

Herr Doktor Friedrich Sommer stellt den Antrag, allen Mitgliedern des Vorstandes und allen Mitgliedern des Aufsichtsrates für das Geschäftsjahr 2005 (zweitausendfünf) die Entlastung zu erteilen. --

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Nach Vorführung eines Image-Filmes der Gesellschaft eröffnet der Herr Vorsitzende die Generaldebatte zu den Tagesordnungspunkten erstens bis drittens. --------------------

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Der Aktionär Magister Doktor Wilhelm Rasinger lobt einleitend die in der Hauptversammlung vorgetragenen Berichte des Vorstandes als knapp und informativ. Er äußert sich anerkennend über den gedruckten Geschäftsbericht und bedauert die zurückhaltende Ausschüttungsquote. In der Folge stellt er eine Reihe von Detailfragen. Diese Fragen wie auch jene der Aktionäre Doktor Werner Gabriel, Doktor Michael Knap, Alfred Koll, Diplom-Ingenieur Dieter Petermichl, Diplom-Ingenieur Franz Stockhandl, Doktor Herbert Knauthe, Diplom-Ingenieur Jürgen Weber und Erhard Salchenegger, werden sodann von den Mitgliedern des Vorstandes beantwortet. ---------------------------------

Nach Beantwortung sämtlicher Aktionärsanfragen gibt der Herr Vorsitzende die Präsenz bekannt und teilt mit, dass in der heutigen Hauptversammlung 408 (vierhundertacht) Aktionäre beziehungsweise Aktionärsvertreter anwesend sind, welche 106.875.488 (einhundertsechs Millionen achthundertfünfundsiebzigtausendvierhundert-

achtundachtzig) Stück Aktien repräsentieren. Der Herr Vorsitzende stellt fest, dass die Hauptversammlung zu allen Punkten der Tagesordnung beschlussfähig ist. Er unterfertigt das Teilnehmerverzeichnis, Beilage ./1, legt es zur Einsichtnahme auf und verfügt, dass es dem notariellen Hauptversammlungsprotokoll mit dem Anmeldungsverzeichnis, Beilage ./2, angeschlossen werde. --

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Sodann bringt der Herr Vorsitzende den von ihm zum zweiten Punkt der Tagesordnung vorgetragenen Gewinnverwendungsvorschlag des Vorstandes zur Abstimmung und stellt nach deren Durchführung fest, dass der Antrag bei einer Präsenz von 411 (vierhundertelf) Aktionären beziehungsweise Aktionärsvertretern, welche 106.441.908 (einhundertsechs Millionen vierhunderteinundvierzigtausendneunhundertacht) Stück Aktien repräsentieren, mit 106.440.863 (einhundertsechs Millionen vierhundertvierzigtausendachthundertdreiundsechzig) Ja-Stimmen bei 316 (dreihundertsechzehn) Nein-Stimmen und 729 (siebenhundertneunundzwanzig) Stimmenthaltungen mit der erforderlichen Mehrheit angenommen wurde. --

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Sodann geht der Herr Vorsitzende über zur Abstimmung über die Entlastung des Vorstandes und des Aufsichtsrates. --

Der Herr Vorsitzende verweist zunächst auf § 114 (Paragraph einhundertvierzehn) Absatz 5 (fünf) Aktiengesetz, wonach bei der Abstimmung über die Entlastung des Vorstandes beziehungsweise des Aufsichtsrates jene Aktionäre, die dem Vorstand beziehungsweise dem Aufsichtsrat im Geschäftsjahr 2005 (zweitausendfünf) angehört haben, das Stimmrecht nicht ausüben können. Dieses Stimmverbot gilt, wie der Herr Vorsitzende ausführt, auch für Aktionärsvertreter der betroffenen Aktionäre. Der Herr Vorsitzende weist darauf hin, dass im EDV-Abstimmungsprogramm bei der Ermittlung der Abstimmungsergebnisse derartige Stimmverbote berücksichtigt werden. -----------------

Der Herr Vorsitzende bringt sodann den Antrag auf Entlastung der Mitglieder des Vorstandes zur Abstimmung und stellt nach deren Durchführung fest, dass der Antrag bei einer Präsenz von 413 (vierhundertdreizehn) Aktionären beziehungsweise Aktionärsvertretern, welche 106.441.969 (einhundertsechs Millionen vierhunderteinundvierzigtausendneunhundertneunundsechzig) Stück Aktien repräsentieren, einstimmig bei 3.390 (dreitausenddreihundertneunzig) Stimmenthaltungen angenommen worden ist. ---------

Der Herr Vorsitzende bringt danach den Antrag auf Entlastung der Mitglieder des Aufsichtsrates zur Abstimmung und stellt nach deren Durchführung fest, dass der Antrag bei einer Präsenz von 412 (vierhundertzwölf) Aktionären beziehungsweise Aktionärsvertretern, welche 106.441.968 (einhundertsechs Millionen vierhunderteinundvierzig-

tausendneunhundertachtundsechzig) Stück Aktien repräsentieren, einstimmig bei 3.390 (dreitausenddreihundertneunzig) Stimmenthaltungen angenommen worden ist. ---------

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Der Herr Vorsitzende geht über ---

<u>zum vierten Punkt der Tagesordnung</u> --

<u>"Beschlussfassung über die Festsetzung der Vergütung an die Mitglieder des Aufsichtsrates für das Geschäftsjahr 2005"</u> --

und erteilt dem Aktionärsvertreter Doktor Friedrich Sommer das Wort: -----------------

Herr Doktor Friedrich Sommer stellt folgenden Antrag: ------------------------------------

"Ich stelle den Antrag, den Aufsichtsratsmitgliedern für das Geschäftsjahr 2005 eine Vergütung in Höhe von insgesamt EUR 195.000,-- zu gewähren wobei die Verteilung dieser Vergütung dem Aufsichtsrat vorbehalten ist." --

Der Herr Vorsitzende bringt diesen Antrag zur Abstimmung und stellt nach deren Durchführung fest, dass der Antrag bei einer Präsenz von 394 (dreihundertvierundneunzig) Aktionären beziehungsweise Aktionärsvertretern, welche 106.440.437 (einhundertsechs Millionen vierhundertvierzigtausendvierhundertsiebenunddreißig) Stück Aktien repräsentieren, einstimmig bei 4.322 (viertausenddreihundertzweiundzwanzig) Stimmenthaltungen angenommen worden ist. ---

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Sodann geht der Herr Vorsitzende über --

<u>zum fünften Punkt der Tagesordnung</u> --

<u>"Wahlen in den Aufsichtsrat"</u> ---

und berichtet, dass mit dem Ende der heutigen ordentlichen Hauptversammlung die Aufsichtsratsmandate von Herrn Doktor Karl Sevelda, Herrn Magister Manfred Url und von ihm selbst ablaufen. ---

Der Aktionärsvertreter Doktor Friedrich Sommer stellt folgenden Antrag: ---------------

"Ich stelle den Antrag an die heutige Hauptversammlung, die Herren Dr. Walter Rothensteiner, Dr. Karl Sevelda und Mag. Manfred Url bis zur Beendigung der Hauptversammlung, die über die Entlastung für das Geschäftsjahr 2010 beschließt, in den Aufsichtsrat der Raiffeisen International Bank-Holding AG zu wählen." ---------------------

Der Herr Vorsitzende dankt für diesen Antrag und weist darauf hin, dass sämtlichen Anwesenden gedruckte Lebensläufe der kandidierenden Herren vorliegen. Sodann stellt der Herr Vorsitzende Herrn Doktor Karl Sevelda, Herrn Magister Manfred Url und sich selbst der Hauptversammlung kurz vor. --

Der Herr Vorsitzende berichtet, dass Herr Doktor Karl Sevelda, Herr Magister Manfred Url und er selbst der Gesellschaft auch schriftliche Erklärungen gemäß § 87 (Paragraph

siebenundachtzig) Absatz 1 (eins) a) Aktiengesetz übergeben haben, in welchen die Kandidaten ihre fachlichen Qualifikationen und alle vergleichbaren beruflichen Funktionen dargelegt und erklärt haben, dass aus ihrer Sicht keine Umstände vorliegen, die die Besorgnis einer Befangenheit begründen könnten. Kopien dieser Erklärungen liegen, wie der Herr Vorsitzende ausführt, in der Hauptversammlung auf und wurden außerdem auf der Website der Gesellschaft veröffentlicht. --

Der Herr Vorsitzende bringt den vorliegenden Antrag zur Abstimmung und stellt nach deren Durchführung fest, dass der Antrag bei einer Präsenz von 364 (dreihundertvierundsechzig) Aktionären beziehungsweise Aktionärsvertretern, welche 106.437.843 (einhundertsechs Millionen vierhundertsiebenunddreißigtausendachthundertdreiundvierzig) Stück Aktien repräsentieren, mit 106.435.355 (einhundertsechs Millionen vierhundertfünfunddreißigtausenddreihundertfünfundfünfzig) Ja-Stimmen bei 10 (zehn) Nein-Stimmen und 2.478 (zweitausendvierhundertachtundsiebzig) Stimmenthaltungen mit der erforderlichen Mehrheit angenommen wurde. ---------------------------------------

Der Herr Vorsitzende dankt namens der Herren Doktor Karl Sevelda und Magister Manfred Url sowie im eigenen Namen für das durch die Wahl erwiesene Vertrauen und berichtet, dass alle drei Herren bereits vor der Hauptversammlung gegenüber der Gesellschaft die Erklärung abgegeben haben, die Mandate im Falle der Wahl anzunehmen.

Damit geht der Herr Vorsitzende über ---

zum sechsten Punkt der Tagesordnung --

"Wahl des Abschlussprüfers für den Jahres- und Konzernabschluss für das Geschäftsjahr 2006" --

und berichtet, dass der Aufsichtsrat gemäß § 270 (Paragraph zweihundertsiebzig) Absatz 1 (eins) Handelsgesetzbuch vorgeschlagen hat, für das Geschäftsjahr 2006 (zweitausendsechs) wiederum die KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Wien, zum Abschlussprüfer zu bestellen. -----------------------------

Vor Erstattung dieses Vorschlages hat, wie der Herr Vorsitzende berichtet, der Abschlussprüfer dem Aufsichtsrat eine nach Leistungskategorien gegliederte Aufstellung über die für das vorangegangene Geschäftsjahr von der Gesellschaft erhaltenen Gesamteinnahmen vorgelegt, über seine Einbeziehung in ein Qualitätssicherungssystem berichtet sowie dargelegt, dass keine Ausschließungsgründe gemäß §§ 271 (Paragraphen zweihunderteinundsiebzig) und 271 (zweihunderteinundsiebzig) a) Handelsgesetzbuch vorliegen. ---

Der Herr Vorsitzende stellt den Antrag, die KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft mit dem Sitz in Wien zum Abschlussprüfer für den

Jahres- und Konzernabschluss für das Geschäftsjahr 2006 (zweitausendsechs) zu bestellen. --

Es meldet sich der Aktionär Doktor Erich Vlcek zu Wort, äußert sich kritisch über die Rolle des vorgeschlagenen Abschlussprüfers in der Angelegenheit BAWAG und stellt eine Reihe von Detailfragen zum Prüfungsablauf. Herr Magister Wilhelm Kovsca schildert die Prüfungsabläufe im Detail. --

Nach Beantwortung weiterer Wortmeldungen bringt der Herr Vorsitzende den Antrag zur Abstimmung und stellt nach deren Durchführung fest, dass der Antrag bei einer Präsenz von 330 (dreihundertdreißig) Aktionären beziehungsweise Aktionärsvertretern, welche 106.434.270 (einhundertsechs Millionen vierhundertvierunddreißigtausendzweihundertsiebzig) Stück Aktien repräsentieren, mit 102.390.326 (einhundertzwei Millionen dreihundertneunzigtausenddreihundertsechsundzwanzig) Ja-Stimmen bei 4.034.956 (vier Millionen vierunddreißigtausendneunhundertsechsundfünfzig) Nein-Stimmen und 8.988 (achttausendneunhundertachtundachtzig) Stimmenthaltungen mit der erforderlichen Mehrheit angenommen worden ist. ------------------------------------

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Sodann geht der Herr Vorsitzende über --

zum siebenten Punkt der Tagesordnung --

"Beschlussfassung über den Widerruf der Ermächtigung des Vorstandes gemäß § 169 AktG, das Grundkapital bis zum 8. März 2010 um bis zu EUR 12.917.387,13 auch unter Ausschluss des Bezugsrechtes zu erhöhen unter gleichzeitiger Ermächtigung des Vorstandes, innerhalb von fünf Jahren nach Eintragung der entsprechenden Satzungsänderung im Firmenbuch das Grundkapital um bis zu EUR 217.258.695,65 durch Ausgabe von bis zu 71.385.000 Stück neuen, auf Inhaber lautende Stammaktien gegen Bar- und/oder Sacheinlagen zu erhöhen und den Ausgabekurs sowie die Ausgabebedingungen im Einvernehmen mit dem Aufsichtsrat festzusetzen; Ermächtigung des Aufsichtsrates oder eines hiezu vom Aufsichtsrat bevollmächtigten Ausschusses, Änderungen der Satzung, die sich aus dem genehmigten Kapital ergeben, zu beschließen " --

und führt aus wie folgt: --

"Ich darf, sehr geehrte Damen und Herren, zunächst berichten, dass die außerordentliche Hauptversammlung am 08.03.2005 den Vorstand ermächtigt hat, das Grundkapital um bis zu EUR 66.999.997,83 – auch unter Ausschluss des Bezugsrechtes – zu erhöhen. Von dieser Ermächtigung hat der Vorstand im April 2005 zur Vorbereitung des Börseganges im Ausmaß von EUR 54.082.608,70 Gebrauch gemacht, sodass diese Ermächtigung bis auf einen Betrag von EUR 12.917.389,13 ausgenützt ist. ----------------------

Der Vorstand hat daher beantragt, ihn neuerlich zu ermächtigen, innerhalb von fünf Jahren ab Eintragung der entsprechenden Satzungsänderung im Firmenbuch das Grundkapital um bis zu EUR 217.258.695,65 durch Ausgabe von bis zu 71.385.000 Stück neuen, auf Inhaber lautende Stammaktien gegen Bar- und/oder Sacheinlagen zu erhöhen und den Ausgabekurs sowie die Ausgabebedingungen im Einvernehmen mit dem Aufsichtsrat festzusetzen. Weiters möge der Aufsichtsrat oder ein vom Aufsichtsrat bevollmächtigter Ausschuss ermächtigt werden, Änderungen der Satzung, die sich durch die Ausgabe von Aktien aus dem genehmigten Kapital ergeben, zu beschließen. --
Da im Firmenbuch nicht zwei derartige Ermächtigungen eingetragen sein dürfen, muss die im Vorjahr erteilte Ermächtigung im unausgenützten Betrag widerrufen werden." --
Sodann erteilt der Herr Vorsitzende zur Formulierung des Antrages Herrn Doktor Herbert Stepic das Wort. ---

Herr Doktor Herbert Stepic führt aus wie folgt: ---

"*Ich darf Ihnen zunächst den vorliegenden, Ihnen auch in gedruckter Form übergebenen Antrag des Vorstandes vortragen wie folgt:* ---

"*Die ordentliche Hauptversammlung der Raiffeisen International Bank-Holding AG vom 07. Juni 2006 möge folgenden Beschluss fassen:* ---------------------------------------

a) *Die in der außerordentlichen Hauptversammlung vom 08.03.2005 beschlossene Ermächtigung des Vorstandes gemäß § 169 AktG, das Grundkapital bis zum 08.03.2010 um bis zu EUR 12.917.389,13 mit oder ohne Bezugsrechtsausschluss zu erhöhen, wird widerrufen.* ---

b) *Der Vorstand wird für fünf Jahre nach Eintragung der Satzungsänderung im Firmenbuch gemäß § 169 AktG ermächtigt, das Grundkapital um bis zu EUR 217.258.695,65 durch Ausgabe von bis zu 71.385.000 Stück neuen, auf Inhaber lautende Stammaktien gegen Bar- und/oder Sacheinlagen zu erhöhen und den Ausgabekurs sowie die Ausgabebedingungen im Einvernehmen mit dem Aufsichtsrat festzusetzen.* ---

c) *Der Aufsichtsrat oder ein von diesem dazu bevollmächtigter Ausschuss wird ermächtigt, Änderungen der Satzung zu beschließen, die sich durch die Ausgabe von Aktien aus dem genehmigten Kapital ergeben.*" --

Ich möchte hiezu ergänzen, dass der Vorstand derzeit keine Kapitalerhöhung plant und mit einer solchen nicht vor 2007 zu rechnen ist, sofern nicht außergewöhnliche Umstände eintreten.'"' ---

Der Herr Vorsitzende dankt Herrn Doktor Herbert Stepic für den Antrag und die Erläuterungen. Der Aktionär Magister Doktor Wilhelm Rasinger bezeichnet den beabsichtigten Vorratsbeschluss als großen Vertrauensvorschuss der Aktionäre an Vorstand und

Aufsichtsrat. Nach Beantwortung mehrerer Detailfragen von Aktionären und Aktionärsvertretern bringt der Herr Vorsitzende diesen Antrag zur Abstimmung und stellt nach deren Durchführung fest, dass der Antrag bei einer Präsenz von 256 (zweihundertsechsundfünfzig) Aktionären beziehungsweise Aktionärsvertretern, welche 106.426.745 (einhundertsechs Millionen vierhundertsechsundzwanzigtausendsiebenhundertfünfundvierzig) Stück Aktien repräsentieren, mit 104.601.914 (einhundertvier Millionen sechshunderteintausendneunhundertvierzehn) Ja-Stimmen bei 1.807.375 (eine Million achthundertsiebentausenddreihundertfünfundsiebzig) Nein-Stimmen und 17.456 (siebzehntausendvierhundertsechsundfünfzig) Stimmenthaltungen mit der erforderlichen Mehrheit angenommen worden ist. --

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Sodann geht der Herr Vorsitzende über ---

zum achten Punkt der Tagesordnung --

" Beschlussfassung über die Änderung der Satzung in ----------------------------------

a) § 3 (Veröffentlichungen) Abs. (1) (wonach Veröffentlichungen der Gesellschaft neben der Wiener Zeitung auch im Internet erfolgen können);

b) § 4 (Grundkapital und Aktien) Abs. (5) (genehmigtes Kapital gemäß Hauptversammlungsbeschluss zum 7. Punkt der Tagesordnung); ----------------------

c) § 10 (Innere Ordnung des Aufsichtsrats) Abs. (7) in der Weise, dass Abs. (7) folgenden Wortlaut erhält: ---

"Besteht der Aufsichtsrat aus mehr als fünf Mitgliedern, ist zur Prüfung und Vorbereitung der Feststellung des Jahresabschlusses, des Vorschlags für die Gewinnverteilung und des Lageberichts ein Prüfungsausschuss zu bestellen. Der Prüfungsausschuss hat auch einen allfälligen Konzernabschluss zu prüfen sowie einen Vorschlag für die Auswahl des Abschlussprüfers zu erstatten und darüber den Aufsichtsrat zu berichten."; -------------------------------------

d) § 14 (Die Hauptversammlung) durch Anfügung eines neuen Abs. (4), wonach die Hauptversammlung auch auszugsweise oder vollständig in Ton und/oder Bild aufgezeichnet und öffentlich übertragen werden kann. ---------------------

und erteilt Herrn Vorstandsdirektor Doktor Herbert Stepic das Wort zur Erläuterung und Antragstellung. --

Herr Doktor Herbert Stepic führt aus wie folgt: ---

" *Sehr geehrte Damen und Herren!* ---

Ich darf zunächst auf die Ihnen in gedruckter Form übergebene Satzungsgegenüberstellung hinweisen, der Sie den Text der bisherigen Satzungsbestimmungen und die vorge-

schlagenen Änderungen entnehmen können. Ich ersuche den Herrn Notar, ein Exemplar dieser Satzungsgegenüberstellung dem notariellen Protokoll anzuschließen (Beilage ./6. *Gestatten Sie mir bitte, Ihnen nun die einzelnen Satzungsänderungen zu erläutern:* -----

a) *Der Absatz (1) des § 3 unserer Satzung sieht vor, dass Veröffentlichungen der Gesellschaft im Amtsblatt zur Wiener Zeitung erfolgen. Mit dem Gesellschaftsrechtsänderungsgesetz 2004 ist uns nun die Möglichkeit eröffnet worden, neben der Wiener Zeitung auch andere Veröffentlichungsblätter oder elektronische Informationsmedien als Bekanntmachungsblätter zu bezeichnen. Das Börsegesetz und die Veröffentlichungsverordnung erlauben bereits jetzt einige Bekanntmachungen ausschließlich auf der Website der Gesellschaft. Dies wollen wir auch in der Satzung verankern. Ich darf aber nochmals darauf hinweisen, dass sämtliche Veröffentlichungen gemäß Aktiengesetz auch weiterhin jedenfalls im Amtsblatt der Wiener Zeitung erfolgen.* --

b) *In Absatz (5) des § 4 unserer Satzung ist das genehmigte Kapital, also die Ermächtigung des Vorstandes zu weiteren Kapitalerhöhungen geregelt. Durch die Änderung dieses Absatzes (5) soll die zum 7. Punkt der Tagesordnung unserer heutigen Hauptversammlung beschlossene Ermächtigung des Vorstandes satzungsmäßig umgesetzt werden.* --

c) *Absatz (7) des § 10 unserer Satzung regelt den gesetzlich vorgeschriebenen Prüfungsausschuss des Aufsichtsrates über die Prüfung des Jahresabschlusses. Mit dem Gesellschaftsrechtsänderungsgesetz 2005 wurde der entsprechende § 92 Abs. 4 a) des AktG dahingehend geändert, dass der Prüfungssausschuss auch einen allfälligen Konzernabschluss zu prüfen sowie einen Vorschlag für die Auswahl des Abschlussprüfers zu erstatten und dem Aufsichtsrat darüber zu berichten hat. Mit der vorgeschlagenen Satzungsänderung soll unsere Satzung an die geänderte Bestimmung des AktG angepasst werden.* --

d) *Mit dem Gesellschaftsrechtsänderungsgesetz 2004 wurde das AktG in § 102 Abs. 3 dahingehend geändert, dass die Satzung bestimmen kann, dass die Gesellschaft die Hauptversammlung in Ton und Bild aufzeichnen darf. Börsennotierte Gesellschaften dürfen die Aufzeichnung auch öffentlich übertragen. Mit der beantragten Satzungsänderung möchten wir Sie um Ihre Zustimmung bitten, diese Möglichkeit der Aufzeichnung und Übertragung der Hauptversammlung in unsere Satzung aufzunehmen. Ob und in welcher Form eine Übertragung der Hauptversammlung durchgeführt wird, bestimmt der Vorsitzende der Hauptversammlung.*

Ich stelle daher den Antrag, die Satzung der Raiffeisen International Bank-Holding AG wie folgt zu ändern: ---

a) *dem § 3 (Veröffentlichungen) Abs. (1) wird nach dem letzten Satz hinzugefügt: ---*
"Veröffentlichungen können auch über das Internet erfolgen, falls damit den gesetzlichen Vorschriften entsprochen wird." ---

b) *§ 4 (Grundkapital und Aktien) Abs. (5) wird in der Weise geändert, dass Abs. (5) folgenden neuen Wortlaut erhält: ---*

"(5) Der Vorstand ist ermächtigt innerhalb von fünf Jahren ab Eintragung der entsprechenden Satzungsänderung im Firmenbuch das Grundkapital um bis zu EUR 217.258.695,65 durch Ausgabe von bis zu 71.385.000 Stück neuen, auf Inhaber lautende Stammaktien gegen Bareinzahlung und/oder Sacheinlage ohne Bezugsrechtsausschluss, allenfalls in mehreren Tranchen, zu erhöhen, und den Ausgabekurs sowie die Ausgabebedingungen im Einvernehmen mit dem Aufsichtsrat festzusetzen. Der Aufsichtsrat oder ein hiezu vom Aufsichtsrat bevollmächtigter Ausschuss ist ermächtigt, Änderungen in der Fassung der Satzung zu beschließen, die sich durch die Ausgabe von Aktien aus dem genehmigten Kapital ergeben." --

c) *§ 10 (Innere Ordnung des Aufsichtsrats) Abs. (7) wird in der Weise geändert, dass Abs. (7) folgenden neuen Wortlaut erhält: ---*

"(7) Besteht der Aufsichtsrat aus mehr als fünf Mitgliedern, ist zur Prüfung und Vorbereitung der Feststellung des Jahresabschlusses, des Vorschlags für die Gewinnverteilung und des Lageberichts ein Prüfungsausschuss zu bestellen. Der Prüfungsausschuss hat auch einen allfälligen Konzernabschluss zu prüfen sowie einen Vorschlag für die Auswahl des Abschlussprüfers zu erstatten und darüber dem Aufsichtsrat zu berichten." -------------------------

d) *§ 14 (Die Hauptversammlung) wird ein neuer Abs. (4) mit folgendem Wortlaut hinzugefügt: ---*

"(4) Die Gesellschaft ist berechtigt, die Hauptversammlung in Ton und/oder Bild aufzuzeichnen und zu übertragen. Ob und in welcher Form eine Übertragung der Hauptversammlung durchgeführt wird, bestimmt der Vorsitzende der Hauptversammlung." --

In diesem Zusammenhang verweise ich auch auf die Ihnen in gedruckter Form übergebene Satzungsgegenüberstellung (Beilage ./6)*.'"* ---

Der Herr Vorsitzende bringt diesen Antrag zur Abstimmung und stellt nach deren Durchführung fest, dass der Antrag bei einer Präsenz von 216 (zweihundertsechzehn) Aktionären beziehungsweise Aktionärsvertretern, welche 106.419.696 (einhundertsechs Millionen vierhundertneunzehntausendsechshundertsechsundneunzig) Stück Aktien repräsentieren, mit 105.540.687 (einhundertfünf Millionen fünfhundertvierzigtausend-

sechshundertsiebenundachtzig) Ja-Stimmen bei 879.009 (achthundertneunundsiebzigtausendneun) Nein-Stimmen mit der erforderlichen Mehrheit angenommen worden ist.

Sodann geht der Herr Vorsitzende über ---

zum neunten und letzten Punkt der Tagesordnung ---

"Beschlussfassung über die Ermächtigung des Vorstandes, nach den Bestimmungen des § 65 Abs. 1 Ziff. 4 und 8 AktG für die Dauer von 18 Monaten ab dem Datum der Beschlussfassung eigene Aktien bis zu 10 % des Grundkapitals der Gesellschaft zu erwerben. ---

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrates für die Veräußerung der eigenen Aktien eine andere Art als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechtes der Aktionäre zu beschließen. Diese Ermächtigung ersetzt die in der Hauptversammlung vom 8. März 2005 beschlossene Ermächtigung zum Rückkauf eigener Aktien" ---

und führt aus wie folgt: ---

"Dazu darf ich Ihnen, sehr geehrte Damen und Herren, berichten, dass der Vorstand in der außerordentlichen Hauptversammlung vom 8. März 2005 auf die Dauer von 18 Monaten ermächtigt worden ist nach Bestimmungen des § 65 Abs. 1 Ziff. 4 und 8 AktG eigene Aktien bis zu 10 % des Grundkapitals der Gesellschaft zu erwerben. Wie Herr Dr. Herbert Stepic anschließend im Detail ausführen wird, hat der Vorstand von dieser Ermächtigung bisher in zwei Tranchen in geringfügigem Ausmaß von dieser Ermächtigung Gebrauch gemacht. Die seinerzeit erteilte Ermächtigung endet am 8. September 2006, also noch vor unserer nächsten ordentlichen Hauptversammlung im ersten Halbjahr 2007. ---

Der Vorstand hat daher den Antrag gestellt, ihn neuerlich zu ermächtigen, nach den Bestimmungen des § 65 Abs. 1 Ziff.4 und 8 AktG für die Dauer von 18 Monaten ab dem Datum der Beschlussfassung eigene Aktien bis zu 10 % des Grundkapitals der Gesellschaft zu erwerben. Der Vorstand soll weiters ermächtigt werden, mit Zustimmung des Aufsichtsrates für die Veräußerung der eigenen Aktien eine andere Art als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechtes der Aktionäre zu beschließen." ---

Zur genaueren Erläuterung und Formulierung des Antrages erteilt der Herr Vorsitzende Herrn Vorstandsdirektor Doktor Herbert Stepic das Wort, welcher ausführt wie folgt: --

""Sehr geehrte Damen und Herren! ---

Bevor ich Ihnen den Antrag des Vorstandes zu diesem Tagesordnungspunkt vortrage, darf ich Ihnen den im § 65 Abs. 3 AktG vorgeschriebenen Bericht erstatten: ---

Der Vorstand hat aufgrund der Ermächtigung der außerordentlichen Hauptversammlung vom 8. März 2005 in zwei Tranchen eigene Aktien über die Börse zurück erworben, und zwar --

a) am 19. Oktober 2005 88.000 Stück zum gewichteten Durchschnittspreis von EUR 50,0182, insgesamt daher um EUR 4.401.599,84, ------------------------------

b) am 28. Oktober 2005 7.260 Stück zum gewichteten Durchschnittspreis von EUR 50,6, insgesamt daher um EUR 367.356,-- --------------------------------------

in Summe halten wir daher derzeit 95.260 Stück eigene Aktien, das entspricht 0,0667 % des Grundkapitals. --

Der Vorstand stellt nun folgenden, Ihnen auch schriftlich vorliegenden Antrag: --------

"1. Die Hauptversammlung ermächtigt den Vorstand, nach Maßgabe der Bestimmungen des Aktiengesetzes in der Fassung des Aktienrückerwerbsgesetzes und des Aktienoptionengesetzes zum Erwerb und, ohne dass die Hauptversammlung vorher nochmals befasst werden muss, gegebenenfalls zum Einzug eigener Aktien. Der Anteil der zu erwerbenden und bereits erworbenen Aktien darf 10 % des Grundkapitals der Gesellschaft nicht übersteigen. Die Dauer der Ermächtigung zum Erwerb eigener Aktien ist mit 18 Monaten seit der Beschlussfassung in der Hauptversammlung begrenzt. --

2. Der geringste beim Rückerwerb zu leistende Gegenwert beträgt EUR 1,-- der höchste beim Rückerwerb zu leistende Gegenwert darf nicht mehr als 10 % über dem durchschnittlichen, ungewichteten Börsenschlusskurs der der Ausübung dieser Ermächtigung vorangegangenen 10 Handelstage liegen. ------------------------

3. Sowohl dieser Beschluss als auch das darauf beruhende Rückkaufprogramm und ein allfälliges Wiederverkaufsprogramm sowie deren Dauer sind zu veröffentlichen. --

4. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrates für die Veräußerung der eigenen Aktien eine andere Art der Veräußerung als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechtes der Aktionäre zu beschließen. Das Bezugsrecht der Aktionäre darf nur dann ausgeschlossen werden, wenn die Veräußerung der eigenen Aktien zum Zweck der Gewährung als Gegenleistung für Sacheinlagen sowie als Gegenleistung beim Erwerb von Unternehmen oder Gesellschaftsanteilen oder zum Zweck der Durchführung eines Programms für Mitarbeiterbeteiligung oder eines Aktienoptionsplans für Mitarbeiter der Gesellschaft, leitende Angestellte und Mitglieder des Vorstandes der Gesellschaft und der mit ihr verbundenen Unternehmen erfolgt. Die Einbin-

dung des Aufsichtsrates erfolgt auf der Grundlage des Aktiengesetzes, der Satzung und der Geschäftsordnung für den Aufsichtsrat und den Vorstand." ----------------
Dieser Antrag enthält, sehr geehrte Damen und Herren, wie Sie festgestellt haben, auch die Ermächtigung an den Vorstand, die rückerworbenen Aktien nicht über die Börse oder ein anderes öffentliches Verfahren, als unter Ausschluss des Bezugsrechtes der Aktionäre, zu veräußern. Wie Sie auch dem Ihnen vor Beginn der Hauptversammlung zu diesem Tagesordnungspunkt übergebenen schriftlichen Bericht des Vorstandes entnehmen können, soll dies dem Vorstand gegebenenfalls ermöglichen, die erworbenen Aktien als Gegenleistung für eine Sacheinlage, beim Erwerb von Unternehmen oder Gesellschaftsanteilen als Gegenleistung an die Übertragenden oder zum Zweck der Durchführung eines Programms für Mitarbeiterbeteiligung oder eines Aktienoptionsplans für Mitarbeiter, leitende Angestellte und Mitglieder des Vorstandes zu gewähren. Ich ersuche den Herrn Notar, den schriftlichen Bericht des Vorstandes dem notariellen Hauptversammlungsprotokoll anzuschließen (Beilage ./7).'"' --------------------------------------
Der Herr Vorsitzende dankt Herrn Doktor Herbert Stepic für dessen Bericht und den gestellten Antrag und eröffnet die Diskussion zu diesem Tagesordnungspunkt. ----------
Es meldet sich der Aktionär Diplom-Ingenieur Franz Stockhandl zu Wort, der erklärt Mitarbeiterbeteiligungsaktionen zu begrüßen, jedoch ein strikter Gegner von Stock-Options zu sein und stellt folgenden Antrag, welchen er als "teilweisen Gegenantrag" bezeichnet: "Die ordentliche Hauptversammlung vom 7. (siebenten) Juni 2006 (zweitausendsechs) möge folgenden Beschluss fassen: *Die am 9. (neunten) August 2005 (zweitausendfünf) und 24. (vierundzwanzigsten) August 2005 (zweitausendfünf) in der Wiener Zeitung veröffentlichten näheren Bedingungen sollen bezüglich des Personenkreises wie folgt geändert werden: Von der Summe der vorgesehenen SIP's sollen, bei sonst gleichen Konditionen 70 % für Arbeiter und Angestellte 30 % für das mittlere Management angeboten werden. Die Hauptversammlung geht davon aus, dass alle Mitglieder des oberen Managements und der Vorstände durch ihre Aufgabe ausreichend motiviert sind."* --
Der Herr Vorsitzende lässt zunächst über den vom Vorstand gestellten Antrag abstimmen und stellt nach deren Durchführung fest, dass der Antrag bei einer Präsenz von 165 (einhundertfünfundsechzig) Aktionären beziehungsweise Aktionärsvertretern, welche 106.413.534 (einhundertsechs Millionen vierhundertdreizehntausendfünfhundertvierunddreißig) Stück Aktien repräsentieren, mit 106.409.449 (einhundertsechs Millionen vierhundertneuntausendvierhundertneunundvierzig) Ja-Stimmen bei 100 (einhundert) Nein-Stimmen und 3.985 (dreitausendneunhundertfünfundachtzig) Stimmenthaltungen mit der erforderlichen Mehrheit angenommen worden ist. -------------------------------

Weiters stellt der Herr Vorsitzende fest, dass aufgrund der Annahme dieses Antrages über den vom Aktionär Diplom-Ingenieur Franz Stockhandl gestellten Antrag nicht mehr abzustimmen ist. ---

Herr Diplom-Ingenieur Franz Stockhandl äußert die Ansicht, dass über seinen Antrag sehr wohl abzustimmen sei, da dieser – wenn er schon nicht als Gegenantrag qualifiziert werde – ein Zusatzantrag sei. Der beurkundende Notar stellt über Ersuchen des Herrn Vorsitzenden klar, dass es sich beim Antrag des Herrn Diplom-Ingenieur Stockhandl tatsächlich um einen dem Hauptantrag widersprechenden Antrag handle. Über weiteren Einwand des Aktionärs Diplom-Ingenieur Franz Stockhandl, dass die Hauptversammlung zusätzlich über die Verwendung zurückgekaufter Aktien entscheiden könne, führt der beurkundende Notar aus, dass über die Verwendung der zurückgekauften Aktien der Vorstand gemeinsam mit dem Aufsichtsrat zu entscheiden habe, beide die Organe weisungsfrei seien und die Hauptversammlung daher auch gar nicht berechtigt sei, diesbezügliche Aufträge an Vorstand oder Aufsichtsrat zu erteilen. ------------------------------

----

Infolge Erledigung der Tagesordnung schließt der Herr Vorsitzende die ordentliche Hauptversammlung mit Dank an die Erschienenen für Ihre Mitarbeit. --------------------

----

Hierüber wurde dieses Protokoll von mir, Notar, aufgenommen und gemäß § 111 (Paragraph einhundertelf) Absatz 4 (vier) Aktiengesetz unterfertigt. ----------------------------

Dr. Christoph Bieber
ÖFFENTLICHER NOTAR
WIEN - Innere Stadt

Dr. Christoph Bieber
öff. Notar

G:\Akten\2006\043003\hvo.doc

Teilnehmerverzeichnis zur 1. ordentlichen Hauptversammlung

Raiffeisen International Bank-Holding AG

Mittwoch, 07.Juni 2006
Saal A des Austria Center Vienna
Bruno-Kreisky-Platz 1
1220 Wien

Raiffeisen INTERNATIONAL
Member of RZB Group

Teilnehmerverzeichnis

Präsenzverkündung

Nr	Name	Wohnort	Institut	Stück	Gattung	Nominale	E/F
	A						
348	ALLERSTORFER JAKOB	LINZ	RLB OÖ	216	ST	O.N.	E
776	ALRAM BRIGITTE	WIEN	BACA	80	ST	O.N.	E
334	ALT INGRID	WIEN	RLB OÖ	250	ST	O.N.	E
	VERTRETEN DURCH: Alt Oskar						
335	ALT OSKAR	WIEN	RLB OÖ	250	ST	O.N.	E
467	AMSTLER LUDWIG	WIEN	BAWAG P.S.K.	5	ST	O.N.	E
328	ANGERT JOSEF	WAIZENKIRCHEN	RLB OÖ	216	ST	O.N.	E
403	APPL JOHANNES	KLOSTERNEUBURG	ECETRA	10	ST	O.N.	E
391	APPL JOHANNES	KLOSTERNEUBURG	ECETRA	10	ST	O.N.	E
465	ARENDS PETER-PAUL	WIEN	BAWAG P.S.K.	1	ST	O.N.	E
	B						
635	BACHMANN EWALD	PRESSBAUM	ERSTE BANK	47	ST	O.N.	E
357	BACHMANN EWALD	PRESSBAUM	RLB OÖ	200	ST	O.N.	E
	VERTRETEN DURCH: Bachmann Elisabeth						
46	BALASIN DAGMAR	SCHWECHAT	RLB NÖ-WIEN	60	ST	O.N.	E
295	BARTA HEINRICH	HOFKIRCHEN/TRAUNK R.	RLB OÖ	100	ST	O.N.	E
296	BARTA ROSWITHA	HOFKIRCHEN/TRAUNK R.	RLB OÖ	100	ST	O.N.	F
638	BARTL BENEDIKT	WIEN	ERSTE BANK	5	ST	O.N.	E
637	BARTL EVELINE	WIEN	ERSTE BANK	6	ST	O.N.	F
	VERTRETEN DURCH: Bartl Benedikt						
662	BAUER FRANZ	WIEN	ERSTE BANK	150	ST	O.N.	F
183	BAYER FRANZ	WAGRAM	RLB NÖ-WIEN	335	ST	O.N.	E
389	BECHERER KARL MARIA	WIEN	ECETRA	100	ST	O.N.	E
607	BERGER INGRID	WIEN	ERSTE BANK	1	ST	O.N.	E
	VERTRETEN DURCH: Berger Harald, DI						
286	BERNER FRANZ	ASTEN	RLB OÖ	50	ST	O.N.	E
651	BIENENFELD ERICH, KR	KORNEUBURG	ERSTE BANK	5	ST	O.N.	E
751	BLOCH CHRISTEL EDITH	WIEN	BACA	80	ST	O.N.	E
559	BLUM ELFRIEDE	WIEN	ERSTE BANK	1	ST	O.N.	F
560	BLUM RUDOLF, ING.	WIEN	ERSTE BANK	1	ST	O.N.	F
262	BRANDL HANS	BAD VÖSLAU	RLB NÖ-WIEN	185	ST	O.N.	E
694	BRANDSTETTER BRIGITTE	HERZOGENBURG	ERSTE BANK	99	ST	O.N.	E
695	BRANDSTETTER ERNST	HERZOGENBURG	ERSTE BANK	99	ST	O.N.	E

187	BRANDSTETTER WERNER, DI	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
532	BREY GERHARD	WIEN	ERSTE BANK	50	ST	O.N.	E
			C				
282	CELAR HANS, DKFM.	WIEN	RLB OÖ	100	ST	O.N.	E
153	CERMAK WERNER	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
11	CYPRAEA HANDELS- UND BET.GMBH	WIEN	RZB	448.164	ST	O.N.	E
261	CZERWENKA ELISABETH	WIEN	RLB NÖ-WIEN	50	ST	O.N.	E
260	CZERWENKA WALTER	WIEN	RLB NÖ-WIEN	50	ST	O.N.	E
			D				
223	DANGL ERICH	SCHÖNAU	RLB NÖ-WIEN	610	ST	O.N.	E
372	DE COSTA CARDOSO ANTERO JOSE MOURA	LONDON	OEKB	4.000.000	ST	O.N.	F
450	DERNOVSEK HELMUT	GRAZ	BAWAG P.S.K.	100	ST	O.N.	E
473	DEUTSCH ERICH	WIEN	BAWAG P.S.K.	85	ST	O.N.	E
762	DIEBOLD JOSEF	WIEN	BACA	100	ST	O.N.	E
133	DIEWALD EDUARD	KIRCHBERG	RLB NÖ-WIEN	216	ST	O.N.	E
1	DOLESCHAL SUSANNE, MAG.	WIEN	RZB	400	ST	O.N.	E
545	DOMES HANS	WIEN	ERSTE BANK	68	ST	O.N.	E
544	DOMES LILLY	WIEN	ERSTE BANK	66	ST	O.N.	E
720	DONHAUSER GÜNTER	BADEN	BACA	1	ST	O.N.	E
			E				
781	EIBLER WALTER	WIEN	BACA	150	ST	O.N.	E
477	EICHHORN CHRISTIAN	BRUNN/GEB.	BAWAG P.S.K.	75	ST	O.N.	E
	VERTRETEN DURCH: Eichhorn Robert						
356	EICHHORN CHRISTINE	WIEN	RLB OÖ	75	ST	O.N.	E
476	EICHHORN ROBERT	BRUNN/GEB.	BAWAG P.S.K.	75	ST	O.N.	E
448	EINHEIMLER ADALBERT, ING.	TRIBUSWINKEL	BAWAG P.S.K.	13	ST	O.N.	E
370	EISSNER EDITH	WIEN	MEINL BANK	250	ST	O.N.	E
109	ESSL ADOLF, ING.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
			F				
495	FAHRNER ENGELBERT	WIEN	DIREKTANLAGE.AT	5	ST	O.N.	E
176	FAUKAL FRIEDRICH, DI	MÖDLING	RLB NÖ-WIEN	216	ST	O.N.	E
726	FEILHAMMER ERNST	WIEN	BACA	100	ST	O.N.	E
727	FEILHAMMER GERTRUDE	WIEN	BACA	100	ST	O.N.	F
620	FELDESZ ADALBERT	WIEN	ERSTE BANK	5	ST	O.N.	F
621	FELDESZ ELFRIEDE	WIEN	ERSTE BANK	5	ST	O.N.	E
	VERTRETEN DURCH: Feldesz Adalbert						
757	FERCHENBAUER ROLAND, MAG.	WIEN	BACA	20	ST	O.N.	E
732	FIEGL KARL, GEN.DIR.KR	PERCHTOLDSDORF	BACA	80	ST	O.N.	E
439	FITTEL ERICH	WIEN	BAWAG P.S.K.	100	ST	O.N.	E
642	FITZ FRIEDRICH	WIEN	ERSTE BANK	12	ST	O.N.	E
643	FITZ HERMINE	WIEN	ERSTE BANK	11	ST	O.N.	E
65	FÖLHS ERWIN, DR.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
248	FONTANA JOHANN, MAG.	WIEN	RLB NÖ-WIEN	30	ST	O.N.	E
281	FOSTEL GÜNTER, DKFM. DR.	WIEN	RLB OÖ	125	ST	O.N.	E
415	FRANK JOHANN	STRAßHOF	ECETRA	667	ST	O.N.	E
222	FRANZL KURT	SCHÖNAU	RLB NÖ-WIEN	1.000	ST	O.N.	E
24	FREISINGER ANNA	MOOSKIRCHEN	RZB	48	ST	O.N.	F
25	FREISINGER ANTON	MOOSKIRCHEN	RZB	48	ST	O.N.	F
458	FROHNER KARL, DKFM. DR.	WIEN	BAWAG P.S.K.	100	ST	O.N.	E
760	FUCHSJÄGER HELGA, DKFM.	WIEN	BACA	80	ST	O.N.	E
	VERTRETEN DURCH: Fuchsjäger Anton						
438	FUHRY HEINZ	WIEN	BAWAG P.S.K.	13	ST	O.N.	E
	VERTRETEN DURCH: Fuhry Edgar, Mag						

773	GABRIEL WERNER, DR.	GRAZ	BACA	80	ST	O.N.	E
542	GEISSLER EMIL	WIEN	ERSTE BANK	14	ST	O.N.	E
796	GEISSLER HILDE	WIEN	BACA	40	ST	O.N.	E
541	GEISSLER HILDE	WIEN	ERSTE BANK	14	ST	O.N.	E
526	GELA HELMUT, DI	WIEN	ERSTE BANK	100	ST	O.N.	E
66	GEORGEY KATHARINA	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
164	GERHALTER PETER, DDR.	WIEN	RLB NÖ-WIEN	750	ST	O.N.	E
82	GIRSCH GERHARD	ALTLICHTENWARTH	RLB NÖ-WIEN	216	ST	O.N.	E
422	GLASHÜTTNER KARL	WIEN	HYPO NÖ	200	ST	O.N.	E
705	GÖFFING BEATRIX	WIEN	BACA	50	ST	O.N.	E
VERTRETEN DURCH: Göffinger Ernsr							
704	GÖFFING ERNST	WIEN	BACA	50	ST	O.N.	E
503	GOLDERMANN RICHARD, DR.	MÖDLING	DIREKTANLAGE.AT	100	ST	O.N.	E
663	GRAMEISER ANGELA	WIEN	ERSTE BANK	150	ST	O.N.	E
214	GRITZNER HARALD, MAG.	WIEN	RLB NÖ-WIEN	90	ST	O.N.	E
215	GRITZNER WALTER	WIEN	RLB NÖ-WIEN	90	ST	O.N.	F
142	GRUBER EDUARD, ING.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
574	GRUBER ELISABETH	WIEN	ERSTE BANK	23	ST	O.N.	E
573	GRUBER ENGELBERT	WIEN	ERSTE BANK	24	ST	O.N.	E
195	GRUBER HANS-PETER	STRENGBERG	RLB NÖ-WIEN	10	ST	O.N.	F
43	GRÜN WALTER	GÄNSERNDORF	RLB NÖ-WIEN	2.448	ST	O.N.	E
437	GÜRSCHKA WILLIBALD	WIEN	BAWAG P.S.K.	50	ST	O.N.	E
H							
17	HACKL ERICH	LANNACH	RZB	48	ST	O.N.	F
512	HACKL WILHELM	WIEN	ERSTE BANK	147	ST	O.N.	E
105	HAGEN HEINZ, DKFM.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
196	HAGLER FRANZ	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
236	HAJDU PETER	WIEN	RLB NÖ-WIEN	1	ST	O.N.	F
413	HALBWEIS INGRID	MAIERSDORF	ECETRA	1	ST	O.N.	F
72	HANIFFEL HELGA	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
701	HARTL HERMINE	GERASDORF	ERSTE BANK	29	ST	O.N.	E
402	HARTUNG EVA	WIEN	ECETRA	10	ST	O.N.	E
51	HAVLIK JOSEF	WIEN	RLB NÖ-WIEN	200	ST	O.N.	E
121	HEITZENBERGER ANTON	LANGENZERSDORF	RLB NÖ-WIEN	216	ST	O.N.	E
120	HEITZENBERGER JULIANE	LANGENZERSDORF	RLB NÖ-WIEN	216	ST	O.N.	E
373	HENNING HANS-HEINRICH, DR.	???	OEKB	230	ST	O.N.	E
486	HERNEGGER DIETER, MAG.	AMSTETTEN	DIREKTANLAGE.AT	1	ST	O.N.	E
71	HERZEL STEFAN	MÖDLING	RLB NÖ-WIEN	150	ST	O.N.	E
323	HINGER WALTRAUD	LINZ	RLB OÖ	100	ST	O.N.	E
2	HÖDL ALOIS	FELDBACH	RZB	1.150	ST	O.N.	E
3	HÖDL ANDREA	FELDBACH	RZB	454	ST	O.N.	E
571	HOFER ANDREAS, DIPL. ING.	WIEN	ERSTE BANK	14	ST	O.N.	E
570	HOFER GERTRAUDE	WIEN	ERSTE BANK	14	ST	O.N.	E
13	HOFMANN OTTO, DR.	WIEN	RZB	285	ST	O.N.	E
5	HUMER MARIA	NIKLASDORF	RZB	100	ST	O.N.	F
231	HÜTTER HEINZ	WIEN	RLB NÖ-WIEN	106	ST	O.N.	E
232	HÜTTER SONJA	WIEN	RLB NÖ-WIEN	106	ST	O.N.	E
401	JANEK STEFAN	WIEN	ECETRA	84	ST	O.N.	E
741	JANKOVSKY HELWIG, DR.	WIEN	BACA	10	ST	O.N.	E
363	JANTSCH WILHELM	WIEN	HYPO ALPE ADRIA	500	ST	O.N.	E
298	JATSCHKA KARL, MAG.	KLOSTERNEUBURG	RLB OÖ	10	ST	O.N.	E

299	JORDAN CHRISTIAN	MISTELBACH	RLB OÖ	100	ST	O.N.	E
	K						
178	KALINA HENRIETTE	WIEN	RLB NÖ-WIEN	50	ST	O.N.	E
388	KAMMLANDER MARIA	GÄNSERNDORF	ECETRA	300	ST	O.N.	E
392	KAMMLANDER MARTIN	GÄNSERNDORF	ECETRA	300	ST	O.N.	E
118	KARL ALFRED	GUMPOLDSKIRCHEN	RLB NÖ-WIEN	1.516	ST	O.N.	E
404	KARNER FERDINAND	OBERGRAFENDORF	ECETRA	19	ST	O.N.	E
249	KAUSL FRITZ	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
454	KELLNER HERBERT	WIEN	BAWAG P.S.K.	13	ST	O.N.	E
457	KEMPF HERBERT	WIEN	BAWAG P.S.K.	115	ST	O.N.	E
742	KETTL GUDRUN	WIEN	BACA	10	ST	O.N.	F
739	KETTL GUDRUN	WIEN	BACA	10	ST	O.N.	E
182	KIRCHMAYER SABINE	WIEN	RLB NÖ-WIEN	224	ST	O.N.	E
340	KIRCHMAYR ADOLF	GRAMASTETTEN	RLB OÖ	108	ST	O.N.	E
341	KIRCHMAYR URSULA	GRAMASTETTEN	RLB OÖ	108	ST	O.N.	E
314	KLEIN PETER	NEUKIRCHEN	RLB OÖ	160	ST	O.N.	E
511	KLIMT STEFANIE	WIEN	DIREKTANLAGE.AT	10	ST	O.N.	F
	VERTRETEN DURCH: Grill Wolfgang						
510	KLIMT THOMAS	WIEN	DIREKTANLAGE.AT	10	ST	O.N.	E
827	KNAP KATHARINA	WIEN	BACA	10	ST	O.N.	F
826	KNAP MICHAEL, DR.	WIEN	BACA	40	ST	O.N.	E
48	KNAUTHE HERBERT, DR.	PERCHTOLDSDORF	RLB NÖ-WIEN	108	ST	O.N.	E
494	KÖ ERICH	WIEN	DIREKTANLAGE.AT	1.200	ST	O.N.	E
	VERTRETEN DURCH: Rasinger Wilheöm						
790	KODRITSCH JOSEF	WIEN	BACA	80	ST	O.N.	E
47	KODRLIK FRANZ	SCHWECHAT	RLB NÖ-WIEN	60	ST	O.N.	E
812	KOGLBAUER HARALD	WEIGELSDORF	BACA	40	ST	O.N.	E
266	KÖHLE THOMAS	ZAMS	RLB NÖ-WIEN	224	ST	O.N.	E
	VERTRETEN DURCH: Köhle Dominik						
518	KOLL ALFRED	TULLN	ERSTE BANK	5	ST	O.N.	E
517	KOLL ALFRED	TULLN	ERSTE BANK	6	ST	O.N.	E
462	KOMANOVITS STEFAN	WIEN	BAWAG P.S.K.	163	ST	O.N.	E
200	KORNMÜLLER JOSEF	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
425	KÖSSL KURT	HAUSMENING	ÖVAG	290	ST	O.N.	E
426	KÖSSL ROSWITHA	HAUSMENING	ÖVAG	10	ST	O.N.	F
782	KOSTOHRYZ FRITZ	WIEN	BACA	40	ST	O.N.	E
611	KRAFT WOLFGANG, DI	WIEN	ERSTE BANK	100	ST	O.N.	E
102	KREITMAYER WERNER	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
336	KREN CHRISTIAN	PERNITZ	RLB OÖ	216	ST	O.N.	E
80	KRETSCHMER RUDOLF	TRUMAU	RLB NÖ-WIEN	30	ST	O.N.	E
484	KRIEGLER ALFRED, DR.	WIEN	DIREKTANLAGE.AT	326	ST	O.N.	E
755	KRUPITZA JOSEF	WIEN	BACA	280	ST	O.N.	E
780	KUBIK FRANZ, DR.	LANGENZERSDORF	BACA	80	ST	O.N.	E
225	KUCERA FRANZ	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
60	KUCHAR KRISTA	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
655	KUNTZ KARL	WIEN	ERSTE BANK	300	ST	O.N.	E
351	KURTSCHINSKAJA GRASHYNA, DR.	WIEN	RLB OÖ	216	ST	O.N.	E
596	KYRAL CATHERINE	WIEN	ERSTE BANK	23	ST	O.N.	E
540	KYRAL GEORG	WIEN	ERSTE BANK	82	ST	O.N.	E
	L						
765	LAMBERG ERNST JOSEF	WIEN	BACA	200	ST	O.N.	E
179	LANG BERTHOLD, MAG.	WIEN	RLB NÖ-WIEN	224	ST	O.N.	E
423	LANG ROBERT	LEONDING	SPK. OÖ	100	ST	O.N.	E
161	LASTER EMIL	BADEN	RLB NÖ-WIEN	200	ST	O.N.	E

Nr	Name	Wohnort	Institut	Stück	Gattung	Nominale	E/F
321	LATTNER OTTO, ING.	SCHÄRDING/INN	RLB OÖ	50	ST	O.N.	E
69	LENZ ALFRED, DKFM.	KLOSTERNEUBURG	RLB NÖ-WIEN	220	ST	O.N.	E
26	LIEß APOLLONIA	RITZING	RZB	111	ST	O.N.	E
27	LIEß GOTTFRIED	RITZING	RZB	112	ST	O.N.	E
672	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	3.778	ST	O.N.	F
673	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	2.250	ST	O.N.	F
674	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	400	ST	O.N.	F
675	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	1.800	ST	O.N.	F
677	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	8.875	ST	O.N.	F
678	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	2.190	ST	O.N.	F
680	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	2.478	ST	O.N.	F
676	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	164.763	ST	O.N.	F
681	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	912	ST	O.N.	F
682	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	336.383	ST	O.N.	F
683	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	132.452	ST	O.N.	F
684	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	23.000	ST	O.N.	F
685	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	183	ST	O.N.	F
679	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	26.674	ST	O.N.	F
337	LINDNER MARIANNE, DR.	WIEN	RLB OÖ	90	ST	O.N.	E
15	LINSMAYER HANS, ING.	WIEN	RZB	145	ST	O.N.	E
316	LISCHKA GÜNTHER, MAG.	WIEN	RLB OÖ	150	ST	O.N.	E
825	LOCH ANGELIKA	WIEN	BACA	424.818	ST	O.N.	F
VERTRETEN DURCH: Zinkl Christian							
822	LOCH ANGELIKA	WIEN	BACA	748.236	ST	O.N.	F
VERTRETEN DURCH: Zinkl Christian							
821	LOCH ANGELIKA	WIEN	BACA	10.600	ST	O.N.	F
VERTRETEN DURCH: Zinkl Christian							
820	LOCH ANGELIKA	WIEN	BACA	15.000	ST	O.N.	F
VERTRETEN DURCH: Zinkl Christian							
819	LOCH ANGELIKA	WIEN	BACA	4.602	ST	O.N.	F
VERTRETEN DURCH: Zinkl Christian							
824	LOCH ANGELIKA	WIEN	BACA	341.494	ST	O.N.	F
VERTRETEN DURCH: Zinkl Christian							
322	LONSING KLAUS, MAG.	STEYREGG	RLB OÖ	216	ST	O.N.	E
504	LOSERT ANDREAS	WIEN	DIREKTANLAGE.AT	20	ST	O.N.	E
280	LOY HELGA	WAIZENKIRCHEN	RLB OÖ	125	ST	O.N.	E
VERTRETEN DURCH: Loy Karl							
279	LOY KARL	WAIZENKIRCHEN	RLB OÖ	125	ST	O.N.	E
786	LOZICZKY ALEXANDER, DR.	WIEN	BACA	80	ST	O.N.	E
M							
227	MAHR HERMINE	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
116	MAIER GÜNTER	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
168	MAIRINGER ELFRIEDE	WIEN	RLB NÖ-WIEN	1	ST	O.N.	F
332	MAIRINGER FRITZ, ING.	WIEN	RLB OÖ	16	ST	O.N.	E
442	MÄNCHEN ELISABETH	WIEN	BAWAG P.S.K.	3	ST	O.N.	F
441	MÄNCHEN GERHARD	WIEN	BAWAG P.S.K.	3	ST	O.N.	F
88	MANHART LEOPOLD	NEUDORF	RLB NÖ-WIEN	260	ST	O.N.	E
417	MANSOUN MEHRANDOKHT	WIEN	ECETRA	77	ST	O.N.	F
20	MARSCHNIGG JOSEF	MOOSKIRCHEN	RZB	48	ST	O.N.	F
201	MARXRIESER JOSEF	STRENGBERG	RLB NÖ-WIEN	10	ST	O.N.	F
245	MAYER JOHANNA	KLOSTERNEUBURG	RLB NÖ-WIEN	150	ST	O.N.	E
224	MAYERHOFER PETER	WIEN	RLB NÖ-WIEN	100	ST	O.N.	F
99	MAYR KURT, DR.	LAXENBURG	RLB NÖ-WIEN	108	ST	O.N.	E
100	MAYR MARGARETE	LAXENBURG	RLB NÖ-WIEN	108	ST	O.N.	E
569	MENHART MARIA	WIEN	ERSTE BANK	51	ST	O.N.	E

85	MENHOFER ERNST, DR.	BADEN	RLB NÖ-WIEN	216	ST	O.N.	E
28	MICHLITS RICHARD	ILLMITZ	RZB	200	ST	O.N.	E
355	MITTERLEHNER ERWIN	VÖCKLABRUCK	RLB OÖ	216	ST	O.N.	E
312	MOUCKA FRANZ	ALTENBERG	RLB OÖ	100	ST	O.N.	E
220	MURBACHER LORE	WIEN	RLB NÖ-WIEN	44	ST	O.N.	E
	N						
202	NADERER WALTER	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
203	NAGELHOFER KLAUS	OED	RLB NÖ-WIEN	10	ST	O.N.	F
431	NEUMANN CILLI	WIEN	BAWAG P.S.K.	10	ST	O.N.	E
	VERTRETEN DURCH: Woite Georg						
653	NEUMANN EDITH	ROSSATZ	ERSTE BANK	250	ST	O.N.	E
652	NEUMANN KLAUS	ROSSATZ	ERSTE BANK	250	ST	O.N.	E
430	NEUMANN STEFAN	WIEN	BAWAG P.S.K.	10	ST	O.N.	E
725	NICKL MARIA	WIEN	BACA	100	ST	O.N.	E
811	NIEDERKORN ANTON	MA.ENZERSDORF	BACA	50	ST	O.N.	E
	VERTRETEN DURCH: Niederkorn Ericka, Ing.						
810	NIEDERKORN ERICKA, ING.	MA.ENZERSDORF	BACA	50	ST	O.N.	E
67	NOVOTNY BODAN, ING.	WIEN	RLB NÖ-WIEN	25	ST	O.N.	E
68	NOVOTNY HENRIETTE	WIEN	RLB NÖ-WIEN	25	ST	O.N.	E
	VERTRETEN DURCH: Pinato Gianpaolo						
	O						
277	OBERROITHMAYR FRANZ	WAIZENKIRCHEN	RLB OÖ	383	ST	O.N.	E
	VERTRETEN DURCH: Steingruber Klaus						
278	OBERROITHMAYR FRANZ	WAIZENKIRCHEN	RLB OÖ	383	ST	O.N.	E
501	OBROVNIK EDITH, DR.	WIEN	DIREKTANLAGE.AT	50	ST	O.N.	E
500	OBROVNIK HELMUT, DR.	WIEN	DIREKTANLAGE.AT	50	ST	O.N.	E
301	OPPITZ PAUL, DR.	WIEN	RLB OÖ	300	ST	O.N.	E
290	OTTEL BRIGITTE, DI DR.	WIEN	RLB OÖ	1	ST	O.N.	E
289	OTTEL RUPRECHT, DI DR.	WIEN	RLB OÖ	1	ST	O.N.	E
	P						
205	PACHLEHNER CHRISTIAN	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
379	PALAVRA PETRA	WIEN	OEKB	2.807	ST	O.N.	F
384	PALAVRA PETRA	WIEN	OEKB	12.116	ST	O.N.	F
375	PALAVRA PETRA	WIEN	OEKB	3.400	ST	O.N.	F
376	PALAVRA PETRA	WIEN	OEKB	84.025	ST	O.N.	F
378	PALAVRA PETRA	WIEN	OEKB	3.000	ST	O.N.	F
380	PALAVRA PETRA	WIEN	OEKB	2.400	ST	O.N.	F
381	PALAVRA PETRA	WIEN	OEKB	3.000	ST	O.N.	F
374	PALAVRA PETRA	WIEN	OEKB	2.300	ST	O.N.	F
383	PALAVRA PETRA	WIEN	OEKB	400	ST	O.N.	F
377	PALAVRA PETRA	WIEN	OEKB	444	ST	O.N.	F
382	PALAVRA PETRA	WIEN	OEKB	4.100	ST	O.N.	F
519	PALLIERER KARL, DIR.	LAA/THAYA	ERSTE BANK	35	ST	O.N.	E
64	PARTIK BETTINA, DKFM.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
584	PECHER ERNST	WIEN	ERSTE BANK	4	ST	O.N.	F
	VERTRETEN DURCH: Diestel Gerald						
585	PECHER LEO	WIEN	ERSTE BANK	36	ST	O.N.	E
443	PEICHL GERHARD	WIEN	BAWAG P.S.K.	2	ST	O.N.	F
	VERTRETEN DURCH: Schlosser Franz						
444	PEICHL RENATE	WIEN	BAWAG P.S.K.	2	ST	O.N.	F
	VERTRETEN DURCH: Schlosser Franz						
270	PENDL ALOIS	FÜRSTENFELD	RLB OÖ	216	ST	O.N.	E
325	PETERMICHL DIETER, DI	LEONDING	RLB OÖ	216	ST	O.N.	E
405	PETRAS KARL	WIEN	ECETRA	38	ST	O.N.	E
114	PETRZELKA FRANZ	WIEN	RLB NÖ-WIEN	215	ST	O.N.	E

Nr	Name	Wohnort	Institut	Stück	Gattung	Nominale	E/F
331	PETSCHKO STEFAN	WIEN	RLB OÖ	135	ST	O.N.	E
259	PFIEL LEOPOLD, ING.	JUDENAU	RLB NÖ-WIEN	432	ST	O.N.	E
650	PICHLER JOHANN, DIREKTOR	WIEN	ERSTE BANK	600	ST	O.N.	E
338	PIEHRINGER HERMANN	NEUKIRCHEN/ENKNACH	RLB OÖ	150	ST	O.N.	E
272	PLANK GERHARD	WIEN	RLB OÖ	1	ST	O.N.	E
809	PÖCK JOHANN	SCHWECHAT	BACA	100	ST	O.N.	E
339	POLLAK GERTRUDE	LAASBERG	RLB OÖ	120	ST	O.N.	E
	VERTRETEN DURCH: Pollak Gerfried, Mag						
128	POLLHAMMER HILDE	WIEN	RLB NÖ-WIEN	1	ST	O.N.	F
706	PRANCKL ERNST, DKFM. DR.	WIEN	BACA	20	ST	O.N.	E
707	PRANCKL FRIEDERIKE	WIEN	BACA	20	ST	O.N.	F
738	PRIGLHUBER ANNEMARIE	STRASSHOF	BACA	1	ST	O.N.	E
737	PRIGLHUBER HEINRICH, ING.	STRASSHOF	BACA	1	ST	O.N.	E
828	PRÖGLHÖF WOLFGANG, ING.	GARS/KAMP	BACA	6.500	ST	O.N.	F
733	PRUCKNER HELMUT	WIEN	BACA	20	ST	O.N.	E
	Q						
58	QUIRCHTMAYER GUNTER, MAG.	ST. PÖLTEN	RLB NÖ-WIEN	216	ST	O.N.	E
	R						
461	RABL HELMUT	WIEN	BAWAG P.S.K.	333	ST	O.N.	E
75	RADLHERR FRANZ JOSEF	PERCHTOLDSDORF	RLB NÖ-WIEN	644	ST	O.N.	E
40	RAIDL HERBERT, DR.	WIEN	RLB NÖ-WIEN	648	ST	O.N.	E
9	RAIFFEISEN ZENTRALBANK AG	WIEN	RZB	100.000.000	ST	O.N.	E
	VERTRETEN DURCH: Sommer Friedrich, Dr						
324	RAMASEDER STEFAN, MAG.	WILHERING	RLB OÖ	170	ST	O.N.	E
79	RASINGER WILHELM, DR.	WIEN	RLB NÖ-WIEN	10	ST	O.N.	E
556	REINDL ALFRED, ING.	WIEN	ERSTE BANK	1	ST	O.N.	E
554	REINDL VERENA	WIEN	ERSTE BANK	1	ST	O.N.	F
	VERTRETEN DURCH: Reindl Alfred, Ing						
555	REINDL VIOLA, MAG.	WIEN	ERSTE BANK	1	ST	O.N.	E
275	REINWALD MANFRED, DI DR.	WIEN	RLB OÖ	500	ST	O.N.	E
130	REITER HERBERT, ING.	HOLLABRUNN	RLB NÖ-WIEN	50	ST	O.N.	E
106	RIEGLER FRANZ	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
143	RIHA HERBERT, DR.	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
317	RIZY HELMUT	WIEN	RLB OÖ	100	ST	O.N.	F
330	ROISS OTTO, DI	GRAZ	RLB OÖ	1.000	ST	O.N.	E
818	ROSENTHALER ELFRIEDE	WIEN	BACA	30	ST	O.N.	F
816	ROSENTHALER FRIEDRICH	WIEN	BACA	30	ST	O.N.	E
753	ROSTINSKY EDGAR	MA. ENZERSDORF	BACA	200	ST	O.N.	E
823	ROSTINSKY ELFRIEDE	MA.ENZERSDORF	BACA	80	ST	O.N.	E
63	ROTTER GABRIELE	WIEN	RLB NÖ-WIEN	110	ST	O.N.	E
530	RUDORFER CHARLOTTE	WIEN	ERSTE BANK	41	ST	O.N.	F
	VERTRETEN DURCH: Scherber Annemarie						
	S						
761	SAGASSER HELGA	WIEN	BACA	10	ST	O.N.	E
	VERTRETEN DURCH: Sagasser Walter						
93	SAGASSER WALTER	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
792	SAGASSER WALTER	WIEN	BACA	70	ST	O.N.	E
39	SALCHENEGGER ERHARD M.	GRAZ	RZB	111	ST	O.N.	E
659	SAMSINGER MARTIN	MARBACH AN DER DONAU	ERSTE BANK	44	ST	O.N.	E
669	SCHAFFARZ ELFRIEDE	WIEN	ERSTE BANK	100	ST	O.N.	E
94	SCHECK ALFRED, MAG.	ULRICHSKIRCHEN	RLB NÖ-WIEN	216	ST	O.N.	E
469	SCHERNHUBER MANFRED	TULLN	BAWAG P.S.K.	230	ST	O.N.	E
794	SCHILDER ROBERT, DKFM.	WIEN	BACA	80	ST	O.N.	E

157	SCHIMETITS JOSEF	KLINGENBACH	RLB NÖ-WIEN	432	ST	O.N.	E
436	SCHINDLER KARL PETER	WIEN	BAWAG P.S.K.	13	ST	O.N.	E
369	SCHLEDER ERICH	WIEN	MEINL BANK	50	ST	O.N.	E
804	SCHLICK HILWURG	WIEN	BACA	20	ST	O.N.	F
VERTRETEN DURCH: Richter Leopold, Dkfm.							
805	SCHLICK KAROLINE	WIEN	BACA	20	ST	O.N.	F
VERTRETEN DURCH: Lercher Herwig							
803	SCHLICK WILFRIED, DKFM. DR.	WIEN	BACA	20	ST	O.N.	E
22	SCHLÖMICHER ERNST	SÖDING	RZB	48	ST	O.N.	F
440	SCHLOSSER FRANZ	WIEN	BAWAG P.S.K.	3	ST	O.N.	E
446	SCHMIDT IRENE, DKFM.	WIEN	BAWAG P.S.K.	6	ST	O.N.	E
445	SCHMIDT KURT	WIEN	BAWAG P.S.K.	7	ST	O.N.	E
421	SCHMÖLZ ELEONORE	WIEN	HYPO NÖ	30	ST	O.N.	E
420	SCHMÖLZ ERICH	WIEN	HYPO NÖ	30	ST	O.N.	E
50	SCHMUCKER ERNST, ING.	GIESSHÜBL	RLB NÖ-WIEN	216	ST	O.N.	F
531	SCHOBER ANNEMARIE	WIEN	ERSTE BANK	41	ST	O.N.	E
610	SCHOEN HILMAR, ING.	WIEN	ERSTE BANK	432	ST	O.N.	E
327	SCHÖGL JOSEF	NEUKIRCHEN	RLB OÖ	216	ST	O.N.	E
605	SCHÖRGHOFER BERNHARD, DKFM. DR.	WIEN	ERSTE BANK	10	ST	O.N.	E
23	SCHUBERT JOHANNES	EDELSCHROTT	RZB	48	ST	O.N.	F
37	SCHULLER LUDWIG, MAG.	WIEN	RZB	1	ST	O.N.	E
VERTRETEN DURCH: Nitsch Erika							
36	SCHULLER LUDWIG, MAG.	WIEN	RZB	1	ST	O.N.	E
240	SCHULZ FRANZ, ING.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
104	SCHUNACK DIETER	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
103	SCHUNACK HELGA	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
539	SCHUSTER EWALD	WIEN	ERSTE BANK	200	ST	O.N.	E
186	SELINGER HEINZ	WIEN	RLB NÖ-WIEN	168	ST	O.N.	E
763	SKACH KUNO, DIPL.ING.	WIEN	BACA	80	ST	O.N.	E
698	SPERINGER JOHANN	PERCHTOLDSDORF	ERSTE BANK	1	ST	O.N.	E
697	SPERINGER LUCIE	PERCHTOLDSDORF	ERSTE BANK	1	ST	O.N.	E
283	STABLER FRANZ, MAG.	WIEN	RLB OÖ	1.000	ST	O.N.	E
483	STADLER ERICH	LAAB	DIREKTANLAGE.AT	138	ST	O.N.	E
482	STADLER GERLINDE	LAAB	DIREKTANLAGE.AT	138	ST	O.N.	E
VERTRETEN DURCH: Stadler Erich							
746	STANEK EMIL	WIEN	BACA	80	ST	O.N.	E
111	STEFANOVICS GERTRUDE	WIEN	RLB NÖ-WIEN	400	ST	O.N.	E
112	STEFANOVICS ROBERT	WIEN	RLB NÖ-WIEN	400	ST	O.N.	E
561	STEIDL ENGELBERTA	WIEN	ERSTE BANK	40	ST	O.N.	F
VERTRETEN DURCH: Steidl Wilfried							
513	STEIDL KARL	WIEN	ERSTE BANK	50	ST	O.N.	F
562	STEIDL WILFRIED	WIEN	ERSTE BANK	40	ST	O.N.	E
808	STEIGER ANNA	WIEN	BACA	50	ST	O.N.	E
217	STEIGER ANNA	WIEN	RLB NÖ-WIEN	1	ST	O.N.	E
807	STEIGER FRANZ	WIEN	BACA	50	ST	O.N.	E
284	STEINDL ERICH	WIEN	RLB OÖ	216	ST	O.N.	E
294	STEINHAUSER JOHANN	LINZ	RLB OÖ	216	ST	O.N.	E
209	STOCKER CHRISTIAN	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
485	STOCKHANDL FRANZ, DI	WIEN	DIREKTANLAGE.AT	10	ST	O.N.	E
411	STOIBER CHRISTIAN	KLOSTERNEUBURG	ECETRA	60	ST	O.N.	E
291	STOTTAN FRIEDRICH	SALZBURG	RLB OÖ	200	ST	O.N.	E
656	STROBL FRANZ	GROßENZERSDORF	ERSTE BANK	100	ST	O.N.	E
305	STROBL HANS	KAPPELN	RLB OÖ	178	ST	O.N.	E
306	STROBL MATHILDE	KAPPELN	RLB OÖ	177	ST	O.N.	E
702	STRUBERT REINER, DI DR.	BADEN	BANKHAUS KRENTSCHKER	75	ST	O.N.	E

748	TAL EVA	WIEN	BACA	100	ST	O.N.	E
429	TAUFFER WILHELM	PUCHENAU	ÖVAG	175	ST	O.N.	E
368	TEUFEL DAGMAR	TULLN	SCHELLH. SCHATTERA	30	ST	O.N.	E
	VERTRETEN DURCH: Teufel Otto						
246	TEUFELHART LEOPOLD	GROSSMUGL	RLB NÖ-WIEN	230	ST	O.N.	E
774	TODA GERHARD-WALTER	TULLNERBACH-LAWIES	BACA	1	ST	O.N.	E
19	TRETNJAK MARTIN	LANNACH	RZB	48	ST	O.N.	F
	U						
30	UNGER ROBERT	WALLERN	RZB	279	ST	O.N.	E
233	URBAN PATRIK RADIM, MAG.	WIEN	RLB NÖ-WIEN	211	ST	O.N.	E
234	URBAN RADIM	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
	V						
159	VALENTA HEINZ	WIEN	RLB NÖ-WIEN	1.068	ST	O.N.	E
165	VALENTA RENATE	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
166	VALENTA UDO	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
210	VEIGL KARL	STRENGBERG	RLB NÖ-WIEN	10	ST	O.N.	F
487	VELINSKY WALTER, ING.	WIEN	DIREKTANLAGE.AT	1	ST	O.N.	E
32	VILANEK ANTON, ING.	AACHEN	RZB	100	ST	O.N.	F
	VERTRETEN DURCH: Rasinger Wilhelm						
538	VLCEK ERICH, DKFM. DR.	PERCHTOLDSDORF	ERSTE BANK	100	ST	O.N.	E
537	VLCEK MARTIN, DI	PERCHTOLDSDORF	ERSTE BANK	100	ST	O.N.	F
	VERTRETEN DURCH: Vlcek Erich						
460	VOGL CHRISTINE	WIEN	BAWAG P.S.K.	50	ST	O.N.	E
	VERTRETEN DURCH: Vogl Hans-Werner, DI						
459	VOGL HANS-WERNER, DI	WIEN	BAWAG P.S.K.	50	ST	O.N.	E
53	VOGLER LUCIA	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
	W						
213	WAGNER KARL	STRENGBERG	RLB NÖ-WIEN	10	ST	O.N.	F
777	WAGNER PETER	WIEN	BACA	36	ST	O.N.	E
70	WEBER HEINZ, DR.	LANGENZERSDORF	RLB NÖ-WIEN	400	ST	O.N.	E
41	WEBER JÜRGEN, DI	ALTLENGBACH	RLB NÖ-WIEN	97	ST	O.N.	E
177	WEICHSELBAUM KARL, MAG.	STRONSDORF	RLB NÖ-WIEN	216	ST	O.N.	E
563	WEIGL CHRISTA	WIEN	ERSTE BANK	12	ST	O.N.	E
	VERTRETEN DURCH: Gieber Vera						
564	WEIGL CHRISTA	WIEN	ERSTE BANK	11	ST	O.N.	E
521	WEISS HEINZ	WIEN	ERSTE BANK	1	ST	O.N.	F
778	WEITZ JOHANN	WIEN	BACA	20	ST	O.N.	E
152	WEIZENHOFER HELMUT	GÄNSERNDORF	RLB NÖ-WIEN	216	ST	O.N.	E
173	WIEDERSICH ERICH	WIEN	RLB NÖ-WIEN	100	ST	O.N.	F
172	WIEDERSICH-GRAF ELISABETH	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
347	WIESINGER EDWIN	AMSTETTEN	RLB OÖ	216	ST	O.N.	F
315	WIMMER FRANZ KURT, ING.	KRONSTORF	RLB OÖ	88	ST	O.N.	E
779	WIMMER GERHOLD	BAUMGARTEN	BACA	80	ST	O.N.	E
670	WOLF ELISABETH	WIEN	ERSTE BANK	27	ST	O.N.	F
96	WOLF LISELOTTE	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
	VERTRETEN DURCH: Wolf Walter, Dfkm						
671	WOLF RUDOLF, REGIERUNGSRAT	WIEN	ERSTE BANK	20	ST	O.N.	E
95	WOLF WALTER, DKFM.	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
	Z						
110	ZAJIC HELMUT	HEILIGENEICH	RLB NÖ-WIEN	20	ST	O.N.	E
367	ZAK HEINZ	WIEN	SCHOELLERBANK	55	ST	O.N.	F
634	ZAMYKAL KURT	WIEN	ERSTE BANK	47	ST	O.N.	E

12	ZAUNSCHIRM KARL	GRAZ	RZB	180	ST	O.N.	E
622	ZELEZNY MARGARETHA	WIEN	ERSTE BANK	14	ST	O.N.	E
	VERTRETEN DURCH: Zelezny Walter						
623	ZELEZNY WALTER, PROK.	WIEN	ERSTE BANK	14	ST	O.N.	E
44	ZERTHOFER ALEX	GROß ENZERSDORF	RLB NÖ-WIEN	108	ST	O.N.	E
45	ZERTHOFER RENATE	GROß ENZERSDORF	RLB NÖ-WIEN	108	ST	O.N.	E
	VERTRETEN DURCH: Zerthofer Alex						
630	ZÖBISCH HERBERT	WIEN	ERSTE BANK	100	ST	O.N.	E
502	ZOTTER JOHANNES	WIEN	DIREKTANLAGE.AT	26	ST	O.N.	E
800	ZUZZI ALDO	WIEN	BACA	216	ST	O.N.	E

Summen

Wertpapiergattung	Anzahl TN	Stück	Nominale	Kapital	Stimmen
Stimmberechtigte Stammaktien:	**408**	**106.875.488**	**O.N.**		**106.875.488**

	Kapital

Stimmberechtigte enthalten Wertpapiere ohne Nominale

Unterschrift:

Anmeldedaten

Wertpapiergattung	Anz. Anmeldungen	Stück	Nominale	Kapital	Stimmen
Stimmberechtigte Stammaktien:	**831**	**110.122.126**	**O.N.**		**110.122.126**

	Kapital

Stimmberechtigte enthalten Wertpapiere ohne Nominale



Anmeldeverzeichnis zur 1. ordentlichen Hauptversammlung

Raiffeisen International Bank-Holding AG

Mittwoch, 07. Juni 2006
Saal A des Austria Center Vienna
Bruno-Kreisky-Platz 1
1220 Wien

Raiffeisen INTERNATIONAL
Member of RZB Group

Anmeldeverzeichnis

Nr	Name	Wohnort	Institut	Stück	Gattung	Nominale	E/F
			A				
297	ALLERSTORFER FRIEDRICH	KIRCHSCHLAG	RLB OÖ	50	ST	O.N.	E
348	ALLERSTORFER JAKOB	LINZ	RLB OÖ	216	ST	O.N.	E
108	ALMER EVA	BADEN	RLB NÖ-WIEN	40	ST	O.N.	E
107	ALMER HUBERT	BADEN	RLB NÖ-WIEN	40	ST	O.N.	F
776	ALRAM BRIGITTE	WIEN	BACA	80	ST	O.N.	E
334	ALT INGRID	WIEN	RLB OÖ	250	ST	O.N.	E
335	ALT OSKAR	WIEN	RLB OÖ	250	ST	O.N.	E
528	ALTMANN WILFRIED, ING.	WIEN	ERSTE BANK	125	ST	O.N.	E
527	ALTMANN WILHELM	WIEN	ERSTE BANK	125	ST	O.N.	E
56	AMESMANN GERTRUD	WIEN	RLB NÖ-WIEN	90	ST	O.N.	E
468	AMSTLER EDDA	WIEN	BAWAG P.S.K.	5	ST	O.N.	E
467	AMSTLER LUDWIG	WIEN	BAWAG P.S.K.	5	ST	O.N.	E
328	ANGERT JOSEF	WAIZENKIRCHEN	RLB OÖ	216	ST	O.N.	E
403	APPL JOHANNES	KLOSTERNEUBURG	ECETRA	10	ST	O.N.	E
391	APPL JOHANNES	KLOSTERNEUBURG	ECETRA	10	ST	O.N.	E
465	ARENDS PETER-PAUL	WIEN	BAWAG P.S.K.	1	ST	O.N.	E
140	ASCHAUER MANFRED, MAG.	PRESSBAUM	RLB NÖ-WIEN	216	ST	O.N.	E
293	ASCHAUER REINHARD, ING.	SCHWANENSTADT	RLB OÖ	216	ST	O.N.	E
292	ASCHAUER REINHARD, ING.	SCHWANENSTADT	RLB OÖ	432	ST	O.N.	E
87	AUER CHRISTINE	WIEN	RLB NÖ-WIEN	200	ST	O.N.	E
86	AUER HANS	WIEN	RLB NÖ-WIEN	200	ST	O.N.	E
575	AUST HELLMUT, DIPL. ING.	WIEN	ERSTE BANK	23	ST	O.N.	E
			B				
635	BACHMANN EWALD	PRESSBAUM	ERSTE BANK	47	ST	O.N.	E
357	BACHMANN EWALD	PRESSBAUM	RLB OÖ	200	ST	O.N.	E
46	BALASIN DAGMAR	SCHWECHAT	RLB NÖ-WIEN	60	ST	O.N.	E
613	BANDION WALTRAUD	WIEN	ERSTE BANK	125	ST	O.N.	E
614	BANDION WERNER	WIEN	ERSTE BANK	125	ST	O.N.	E
113	BARDACH ROBERT	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
295	BARTA HEINRICH	HOFKIRCHEN/TRAUNKR.	RLB OÖ	100	ST	O.N.	E
296	BARTA ROSWITHA	HOFKIRCHEN/TRAUNKR.	RLB OÖ	100	ST	O.N.	F
638	BARTL BENEDIKT	WIEN	ERSTE BANK	5	ST	O.N.	E

637	BARTL EVELINE	WIEN	ERSTE BANK	6	ST	O.N.	F
662	BAUER FRANZ	WIEN	ERSTE BANK	150	ST	O.N.	F
424	BAUER FRIEDRICH	PUCHENAU	SPK. OÖ	130	ST	O.N.	E
660	BAUER GERTRUDE	WIEN	ERSTE BANK	100	ST	O.N.	E
813	BAUER HANS	WIEN	BACA	50	ST	O.N.	E
90	BAUER HANS	WIEN	RLB NÖ-WIEN	75	ST	O.N.	E
814	BAUER JANA	WIEN	BACA	50	ST	O.N.	F
91	BAUER JANA	WIEN	RLB NÖ-WIEN	75	ST	O.N.	E
253	BAUMGARTNER TANJA	WALLSEE	RLB NÖ-WIEN	90	ST	O.N.	E
98	BAYER ALBERT	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
597	BAYER CHRISTIAN	WIEN	ERSTE BANK	46	ST	O.N.	E
183	BAYER FRANZ	WAGRAM	RLB NÖ-WIEN	335	ST	O.N.	E
389	BECHERER KARL MARIA	WIEN	ECETRA	100	ST	O.N.	E
397	BECHERER KARL MARIA	WIEN	ECETRA	50	ST	O.N.	E
434	BECKER EVA	VÖSENDORF	BAWAG P.S.K.	7	ST	O.N.	E
435	BECKER GEORG	VÖSENDORF	BAWAG P.S.K.	6	ST	O.N.	F
752	BEIGL BRIGITTE	WIEN	BACA	80	ST	O.N.	E
221	BEINHART WALTER	GROßEBERSDORF	RLB NÖ-WIEN	167	ST	O.N.	E
480	BERGER BERTHOLD	LINZ	DIREKTANLAGE.AT	10	ST	O.N.	E
607	BERGER INGRID	WIEN	ERSTE BANK	1	ST	O.N.	E
286	BERNER FRANZ	ASTEN	RLB OÖ	50	ST	O.N.	E
651	BIENENFELD ERICH, KR	KORNEUBURG	ERSTE BANK	5	ST	O.N.	E
491	BIERNATZKI WOLFGANG, DI	PERCHTOLDSDORF	DIREKTANLAGE.AT	50	ST	O.N.	E
471	BINDER ADOLF	WIEN	BAWAG P.S.K.	250	ST	O.N.	E
470	BINDER HORST	WIEN	BAWAG P.S.K.	13	ST	O.N.	E
830	BIXNER SUSANNE, DR.	WIEN	RCB	100	ST	O.N.	F
595	BLACHKOLM ELFRIEDE	PERCHTOLDSDORF	ERSTE BANK	23	ST	O.N.	E
751	BLOCH CHRISTEL EDITH	WIEN	BACA	80	ST	O.N.	E
559	BLUM ELFRIEDE	WIEN	ERSTE BANK	1	ST	O.N.	F
560	BLUM RUDOLF, ING.	WIEN	ERSTE BANK	1	ST	O.N.	F
453	BOGICEVIC PETRA	WIEN	BAWAG P.S.K.	10	ST	O.N.	F
661	BÖHM KLAUS, ING.	MARIA ENZERSDORF	ERSTE BANK	140	ST	O.N.	F
262	BRANDL HANS	BAD VÖSLAU	RLB NÖ-WIEN	185	ST	O.N.	E
694	BRANDSTETTER BRIGITTE	HERZOGENBURG	ERSTE BANK	99	ST	O.N.	E
695	BRANDSTETTER ERNST	HERZOGENBURG	ERSTE BANK	99	ST	O.N.	E
187	BRANDSTETTER WERNER, DI	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
532	BREY GERHARD	WIEN	ERSTE BANK	50	ST	O.N.	E
714	BRUNNER BRIGITTE	WIEN	BACA	40	ST	O.N.	F
713	BRUNNER KURT	WIEN	BACA	40	ST	O.N.	E
89	BUBITS PETER, MAG.	MÖDLING	RLB NÖ-WIEN	216	ST	O.N.	E
533	BUCHMAYER CHRISTIAN, MAG.	WIEN	ERSTE BANK	20.000	ST	O.N.	F
287	BUCHNER HERIBERT, ING.	LINZ	RLB OÖ	500	ST	O.N.	E
33	BURGENLÄNDISCHE ELEKTRIZITÄTSWIRTSCHAFTS-AG	EISENSTADT	RZB	4.500	ST	O.N.	E
188	BURGER MANFRED, DR.	WIEN	RLB NÖ-WIEN	50	ST	O.N.	F
			C				
282	CELAR HANS, DKFM.	WIEN	RLB OÖ	100	ST	O.N.	E
449	CEPERA MANFRED	ST. PÖLTEN-HARLAND	BAWAG P.S.K.	13	ST	O.N.	E
153	CERMAK WERNER	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
768	CHEN ANSHEN, DI.DR.	WIEN	BACA	80	ST	O.N.	E
235	CIECHANOWSKI PETER	WIEN	RLB NÖ-WIEN	1	ST	O.N.	F
11	CYPRAEA HANDELS- UND BET.GMBH	WIEN	RZB	448.164	ST	O.N.	E

Nr	Name	Wohnort	Institut	Stück	Gattung	Nominale	E/F
261	CZERWENKA ELISABETH	WIEN	RLB NÖ-WIEN	50	ST	O.N.	E
260	CZERWENKA WALTER	WIEN	RLB NÖ-WIEN	50	ST	O.N.	E
			D				
350	DALLMANN ARMIN, DR.	WIEN	RLB OÖ	432	ST	O.N.	E
223	DANGL ERICH	SCHÖNAU	RLB NÖ-WIEN	610	ST	O.N.	E
668	DANIEL WOLFGANG, DKFM.	WIEN	ERSTE BANK	47	ST	O.N.	E
372	DE COSTA CARDOSO ANTERO JOSE MOURA	LONDON	OEKB	4.000.000	ST	O.N.	F
192	DEIFEL PETRA-CARLA, MAG.	WIEN	RLB NÖ-WIEN	50	ST	O.N.	F
636	DEIMBACHER ERICH, ING.	HINTERBRÜHL	ERSTE BANK	123	ST	O.N.	E
747	DELLEMANN MANFRED, MAG.	WIEN	BACA	80	ST	O.N.	F
450	DERNOVSEK HELMUT	GRAZ	BAWAG P.S.K.	100	ST	O.N.	E
745	DERNOVSEK HELMUT	GRAZ	BACA	100	ST	O.N.	F
743	DERNOVSEK MARTIN	GRAZ	BACA	100	ST	O.N.	E
744	DERNOVSEK ROSEMARIE	GRAZ	BACA	100	ST	O.N.	E
473	DEUTSCH ERICH	WIEN	BAWAG P.S.K.	85	ST	O.N.	E
762	DIEBOLD JOSEF	WIEN	BACA	100	ST	O.N.	E
191	DIETHARDT NICOLE, MAG.	WIEN	RLB NÖ-WIEN	50	ST	O.N.	F
133	DIEWALD EDUARD	KIRCHBERG	RLB NÖ-WIEN	216	ST	O.N.	E
1	DOLESCHAL SUSANNE, MAG.	WIEN	RZB	400	ST	O.N.	E
545	DOMES HANS	WIEN	ERSTE BANK	68	ST	O.N.	E
544	DOMES LILLY	WIEN	ERSTE BANK	66	ST	O.N.	E
546	DOMES MARTIN	WIEN	ERSTE BANK	66	ST	O.N.	E
720	DONHAUSER GÜNTER	BADEN	BACA	1	ST	O.N.	E
712	DUNKLER JOHANNES	BAUMGARTEN/TULLNERFELD	BACA	13.000	ST	O.N.	E
			E				
329	EDER BERNHARD	ATTNANG-PUCHHEIM	RLB OÖ	15	ST	O.N.	E
781	EIBLER WALTER	WIEN	BACA	150	ST	O.N.	E
477	EICHHORN CHRISTIAN	BRUNN/GEB.	BAWAG P.S.K.	75	ST	O.N.	E
356	EICHHORN CHRISTINE	WIEN	RLB OÖ	75	ST	O.N.	E
476	EICHHORN ROBERT	BRUNN/GEB.	BAWAG P.S.K.	75	ST	O.N.	E
448	EINHEIMLER ADALBERT, ING.	TRIBUSWINKEL	BAWAG P.S.K.	13	ST	O.N.	E
370	EISSNER EDITH	WIEN	MEINL BANK	250	ST	O.N.	E
57	ERHART FRANZ, DR.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
409	ERNST JULIUS	WIEN	ECETRA	42	ST	O.N.	F
10	ERTLER KARL	WIEN	RZB	100	ST	O.N.	E
109	ESSL ADOLF, ING.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
			F				
495	FAHRNER ENGELBERT	WIEN	DIREKTANLAGE.AT	5	ST	O.N.	E
631	FASTL JOSEF, PROF.	HENNERSDORF	ERSTE BANK	70	ST	O.N.	E
176	FAUKAL FRIEDRICH, DI	MÖDLING	RLB NÖ-WIEN	216	ST	O.N.	E
175	FAUKAL MARIETTA	MÖDLING	RLB NÖ-WIEN	216	ST	O.N.	E
119	FEHER FRITZ	MÖDLING	RLB NÖ-WIEN	30	ST	O.N.	E
726	FEILHAMMER ERNST	WIEN	BACA	100	ST	O.N.	E
727	FEILHAMMER GERTRUDE	WIEN	BACA	100	ST	O.N.	F
620	FELDESZ ADALBERT	WIEN	ERSTE BANK	5	ST	O.N.	F
621	FELDESZ ELFRIEDE	WIEN	ERSTE BANK	5	ST	O.N.	E
757	FERCHENBAUER ROLAND, MAG.	WIEN	BACA	20	ST	O.N.	E
732	FIEGL KARL, GEN.DIR.KR	PERCHTOLDSDORF	BACA	80	ST	O.N.	E
687	FISCHER LEOPOLD	LAA AN DER THAYA	ERSTE BANK	300	ST	O.N.	E
439	FITTEL ERICH	WIEN	BAWAG P.S.K.	100	ST	O.N.	E

642	FITZ FRIEDRICH	WIEN	ERSTE BANK	12	ST	O.N. E
643	FITZ HERMINE	WIEN	ERSTE BANK	11	ST	O.N. E
167	FLECK ALFRED	TRUMAU	RLB NÖ-WIEN	39	ST	O.N. E
342	FÖDERMAYR REINHARD	HARGELSBERG	RLB OÖ	30	ST	O.N. E
65	FÖLHS ERWIN, DR.	WIEN	RLB NÖ-WIEN	216	ST	O.N. E
248	FONTANA JOHANN, MAG.	WIEN	RLB NÖ-WIEN	30	ST	O.N. E
281	FOSTEL GÜNTER, DKFM. DR.	WIEN	RLB OÖ	125	ST	O.N. E
415	FRANK JOHANN	STRAßHOF	ECETRA	667	ST	O.N. E
222	FRANZL KURT	SCHÖNAU	RLB NÖ-WIEN	1.000	ST	O.N. E
24	FREISINGER ANNA	MOOSKIRCHEN	RZB	48	ST	O.N. F
25	FREISINGER ANTON	MOOSKIRCHEN	RZB	48	ST	O.N. F
627	FRIEDREICH INGRID	WOLKERSDORF	ERSTE BANK	71	ST	O.N. E
629	FRIEDREICH KURT, DKFM.	WOLKERSDORF	ERSTE BANK	73	ST	O.N. E
628	FRIEDREICH REGINA	WOLKERSDORF	ERSTE BANK	71	ST	O.N. E
458	FROHNER KARL, DKFM. DR.	WIEN	BAWAG P.S.K.	100	ST	O.N. E
760	FUCHSJÄGER HELGA, DKFM.	WIEN	BACA	80	ST	O.N. E
438	FUHRY HEINZ	WIEN	BAWAG P.S.K.	13	ST	O.N. E
			G			
773	GABRIEL WERNER, DR.	GRAZ	BACA	80	ST	O.N. E
371	GASDA UWE	ROTHENBURG	OEKB	200	ST	O.N. E
759	GEBERTH KARL, DKFM.	WIEN	BACA	80	ST	O.N. E
795	GEISSLER EMIL	WIEN	BACA	40	ST	O.N. E
542	GEISSLER EMIL	WIEN	ERSTE BANK	14	ST	O.N. E
541	GEISSLER HILDE	WIEN	ERSTE BANK	14	ST	O.N. E
796	GEISSLER HILDE	WIEN	BACA	40	ST	O.N. E
526	GELA HELMUT, DI	WIEN	ERSTE BANK	100	ST	O.N. E
829	GEN ISMAIL BARIS	ISTANBUL	ERSTE BANK	3.150.000	ST	O.N. F
66	GEORGEY KATHARINA	WIEN	RLB NÖ-WIEN	100	ST	O.N. E
164	GERHALTER PETER, DDR.	WIEN	RLB NÖ-WIEN	750	ST	O.N. E
82	GIRSCH GERHARD	ALTLICHTENWARTH	RLB NÖ-WIEN	216	ST	O.N. E
135	GIRSCH RAINER	ALTLICHTENWARTH	RLB NÖ-WIEN	216	ST	O.N. F
194	GLANINGER JOHANN	WALLSEE	RLB NÖ-WIEN	10	ST	O.N. F
422	GLASHÜTTNER KARL	WIEN	HYPO NÖ	200	ST	O.N. E
705	GÖFFING BEATRIX	WIEN	BACA	50	ST	O.N. E
704	GÖFFING ERNST	WIEN	BACA	50	ST	O.N. E
503	GOLDERMANN RICHARD, DR.	MÖDLING	DIREKTANLAGE.AT	100	ST	O.N. E
663	GRAMEISER ANGELA	WIEN	ERSTE BANK	150	ST	O.N. E
520	GRIFTNER LEOPOLD	WIEN	ERSTE BANK	400	ST	O.N. E
255	GRILLENBERGER ANTON	WEISTRACH	RLB NÖ-WIEN	100	ST	O.N. E
214	GRITZNER HARALD, MAG.	WIEN	RLB NÖ-WIEN	90	ST	O.N. E
215	GRITZNER WALTER	WIEN	RLB NÖ-WIEN	90	ST	O.N. F
600	GROHS HERMANN, DIPL. ING.	WIEN	ERSTE BANK	1	ST	O.N. E
799	GRUBER EDELTRAUD	WIEN	BACA	10	ST	O.N. E
142	GRUBER EDUARD, ING.	WIEN	RLB NÖ-WIEN	216	ST	O.N. E
156	GRUBER ELFRIEDE	WIEN	RLB NÖ-WIEN	216	ST	O.N. E
574	GRUBER ELISABETH	WIEN	ERSTE BANK	23	ST	O.N. E
573	GRUBER ENGELBERT	WIEN	ERSTE BANK	24	ST	O.N. E
97	GRUBER FRANZ	BRUNN AM GEBIRGE	RLB NÖ-WIEN	607	ST	O.N. E
764	GRUBER FRANZ	BRUNN/GEB.	BACA	200	ST	O.N. E
534	GRUBER FRANZ-JOSEF	WIEN	ERSTE BANK	23	ST	O.N. E
195	GRUBER HANS-PETER	STRENGBERG	RLB NÖ-WIEN	10	ST	O.N. F
151	GRUBER KARL, DR.	WIEN	RLB NÖ-WIEN	1	ST	O.N. E

Nr	Name	Wohnort	Institut	Stück	Gattung	Nominale	E/F
750	GRÜN ERIAK	WIEN	BACA	80	ST	O.N.	F
749	GRÜN KARL	WIEN	BACA	80	ST	O.N.	E
43	GRÜN WALTER	GÄNSERNDORF	RLB NÖ-WIEN	2.448	ST	O.N.	E
359	GUNDACKER DANIELA	WIEN	RLB OÖ	330	ST	O.N.	F
437	GÜRSCHKA WILLIBALD	WIEN	BAWAG P.S.K.	50	ST	O.N.	E
524	GYPSER RUDOLF	BAD DEUTSCH ALTENBURG	ERSTE BANK	145	ST	O.N.	E
	H						
17	HACKL ERICH	LANNACH	RZB	48	ST	O.N.	F
512	HACKL WILHELM	WIEN	ERSTE BANK	147	ST	O.N.	E
105	HAGEN HEINZ, DKFM.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
736	HAGEN HEINZ, DKFM.	WIEN	BACA	300	ST	O.N.	E
196	HAGLER FRANZ	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
236	HAJDU PETER	WIEN	RLB NÖ-WIEN	1	ST	O.N.	F
413	HALBWEIS INGRID	MAIERSDORF	ECETRA	1	ST	O.N.	F
523	HANA ANDREA	WIEN	ERSTE BANK	145	ST	O.N.	F
72	HANIFFEL HELGA	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
721	HANNA WALTER	WIEN	BACA	80	ST	O.N.	E
701	HARTL HERMINE	GERASDORF	ERSTE BANK	29	ST	O.N.	E
402	HARTUNG EVA	WIEN	ECETRA	10	ST	O.N.	E
396	HARTUNG JOHANN	WIEN	ECETRA	10	ST	O.N.	E
197	HASLINGER JOSEF	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
633	HAUPFLEISCH HUGO, DR.	WIEN	ERSTE BANK	100	ST	O.N.	E
639	HAUPT FRIEDRICH, DKFM.	WR. NEUSTADT	ERSTE BANK	35	ST	O.N.	E
640	HAUPT MARIA	WR. NEUSTADT	ERSTE BANK	35	ST	O.N.	E
667	HAUSER BERND	LIEZEN	ERSTE BANK	23	ST	O.N.	E
508	HAUSER HERBERT	WIEN	DIREKTANLAGE.AT	100	ST	O.N.	E
472	HAUSER MANFRED	ZELL/SEE	BAWAG P.S.K.	120	ST	O.N.	E
51	HAVLIK JOSEF	WIEN	RLB NÖ-WIEN	200	ST	O.N.	E
604	HEINZL EDUARD	WIEN	ERSTE BANK	50	ST	O.N.	E
42	HEINZL EDUARD	WIEN	RLB NÖ-WIEN	200	ST	O.N.	E
603	HEINZL ELISABETH	WIEN	ERSTE BANK	50	ST	O.N.	E
121	HEITZENBERGER ANTON	LANGENZERSDORF	RLB NÖ-WIEN	216	ST	O.N.	E
120	HEITZENBERGER JULIANE	LANGENZERSDORF	RLB NÖ-WIEN	216	ST	O.N.	E
254	HELMANN PETER	ASCHBACH	RLB NÖ-WIEN	100	ST	O.N.	E
373	HENNING HANS-HEINRICH, DR.	???	OEKB	230	ST	O.N.	E
703	HERBECK HEINZ ERNST	WIEN	BACA	20	ST	O.N.	E
398	HERDER MICHAEL	WIEN	ECETRA	1	ST	O.N.	E
486	HERNEGGER DIETER, MAG.	AMSTETTEN	DIREKTANLAGE.AT	1	ST	O.N.	E
139	HERRMANN HANNES	WIEN	RLB NÖ-WIEN	210	ST	O.N.	E
71	HERZEL STEFAN	MÖDLING	RLB NÖ-WIEN	150	ST	O.N.	E
160	HEYNY KARL, ING.	GIEßHÜBL	RLB NÖ-WIEN	216	ST	O.N.	E
323	HINGER WALTRAUD	LINZ	RLB OÖ	100	ST	O.N.	E
566	HIRSCHFELD ALEXANDER	WIEN	ERSTE BANK	1	ST	O.N.	E
565	HIRSCHFELD INGRID, MAG.	WIEN	ERSTE BANK	1	ST	O.N.	E
689	HIRSCHFELD INGRID, MAG.	WIEN	ERSTE BANK	1	ST	O.N.	F
353	HITZFELDER JOHANN, DI	VÖCKLABRUCK	RLB OÖ	1.000	ST	O.N.	E
2	HÖDL ALOIS	FELDBACH	RZB	1.150	ST	O.N.	E
3	HÖDL ANDREA	FELDBACH	RZB	454	ST	O.N.	E
571	HOFER ANDREAS, DIPL. ING.	WIEN	ERSTE BANK	14	ST	O.N.	E
570	HOFER GERTRAUDE	WIEN	ERSTE BANK	14	ST	O.N.	E
492	HOFER KURT, DR.	WIEN	DIREKTANLAGE.AT	4.090	ST	O.N.	E

198	HÖFINGER HANS	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
831	HÖFINGER PAUL	WIEN	RCB	1.120	ST	O.N.	E
252	HÖFLER GERHARD	WEISTRACH	RLB NÖ-WIEN	100	ST	O.N.	E
13	HOFMANN OTTO, DR.	WIEN	RZB	285	ST	O.N.	E
696	HÖLLER OTTO, DKFM.	WIEN	ERSTE BANK	47	ST	O.N.	E
181	HOLOUBEK PETER	WIEN	RLB NÖ-WIEN	224	ST	O.N.	E
34	HOSCHOPF STEFAN	WEINGRABEN	RZB	430	ST	O.N.	E
199	HÖSSEL STEFAN	PERSENBEUG	RLB NÖ-WIEN	10	ST	O.N.	F
6	HUMER FLORIAN	NIKLASDORF	RZB	27	ST	O.N.	F
4	HUMER FRANZ	NIKLASDORF	RZB	100	ST	O.N.	E
320	HUMER HERBERT	PRAMBACHKIRCHEN	RLB OÖ	216	ST	O.N.	E
5	HUMER MARIA	NIKLASDORF	RZB	100	ST	O.N.	F
318	HUMMELT GÜNTHER	ATTERSEE	RLB OÖ	100	ST	O.N.	E
231	HÜTTER HEINZ	WIEN	RLB NÖ-WIEN	106	ST	O.N.	E
232	HÜTTER SONJA	WIEN	RLB NÖ-WIEN	106	ST	O.N.	E
			I				
489	ILLIBAUER ANDREAS, ING.	HOFAMT PRIEL	DIREKTANLAGE.AT	1.000	ST	O.N.	E
			J				
390	JANEK LUCIA	WIEN	ECETRA	41	ST	O.N.	E
401	JANEK STEFAN	WIEN	ECETRA	84	ST	O.N.	E
686	JANKO TASSILO	WIEN	ERSTE BANK	50	ST	O.N.	E
740	JANKOVSKY HELWIG, DR.	WIEN	BACA	10	ST	O.N.	F
741	JANKOVSKY HELWIG, DR.	WIEN	BACA	10	ST	O.N.	E
363	JANTSCH WILHELM	WIEN	HYPO ALPE ADRIA	500	ST	O.N.	E
298	JATSCHKA KARL, MAG.	KLOSTERNEUBURG	RLB OÖ	10	ST	O.N.	E
785	JEDLICZKA ERWIN	WIEN	BACA	80	ST	O.N.	E
238	JORDACEVIV ZLATA	WIEN	RLB NÖ-WIEN	1	ST	O.N.	F
299	JORDAN CHRISTIAN	MISTELBACH	RLB OÖ	100	ST	O.N.	E
			K				
568	KAINRATH JOHANN	WIEN	ERSTE BANK	50	ST	O.N.	E
178	KALINA HENRIETTE	WIEN	RLB NÖ-WIEN	50	ST	O.N.	E
274	KALINOWSKI JENS-AXEL	WIEN	RLB OÖ	500	ST	O.N.	E
388	KAMMLANDER MARIA	GÄNSERNDORF	ECETRA	300	ST	O.N.	E
392	KAMMLANDER MARTIN	GÄNSERNDORF	ECETRA	300	ST	O.N.	E
136	KAMOLZ HEIDI ELKE	ENZESFELD-LINDABRUNN	RLB NÖ-WIEN	216	ST	O.N.	E
137	KAMOLZ WOLFGANG	ENZESFELD-LINDABRUNN	RLB NÖ-WIEN	216	ST	O.N.	E
455	KANIFFEL GÜNTER	WIEN	BAWAG P.S.K.	100	ST	O.N.	E
118	KARL ALFRED	GUMPOLDSKIRCHEN	RLB NÖ-WIEN	1.516	ST	O.N.	E
404	KARNER FERDINAND	OBERGRAFENDORF	ECETRA	19	ST	O.N.	E
787	KARNER FRIEDERIKE, MAG.	WIEN	BACA	620	ST	O.N.	E
479	KARNER JOHANN	WIEN	DIREKTANLAGE.AT	150	ST	O.N.	E
326	KASPER FRANZ	REICHENTHAL	RLB OÖ	100	ST	O.N.	E
249	KAUSL FRITZ	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
144	KDOLSKY ERNST	WIEN	RLB NÖ-WIEN	25	ST	O.N.	E
145	KDOLSKY HEDWIG	WIEN	RLB NÖ-WIEN	25	ST	O.N.	E
454	KELLNER HERBERT	WIEN	BAWAG P.S.K.	13	ST	O.N.	E
457	KEMPF HERBERT	WIEN	BAWAG P.S.K.	115	ST	O.N.	E
456	KEMPF RENATE	WIEN	BAWAG P.S.K.	115	ST	O.N.	E
594	KENNDLER-BLACHKOLM KARIN, MAG.	WIEN	ERSTE BANK	24	ST	O.N.	E
739	KETTL GUDRUN	WIEN	BACA	10	ST	O.N.	E

Nr	Name	Wohnort	Institut	Stück	Gattung	Nominale	E/F
742	KETTL GUDRUN	WIEN	BACA	10	ST	O.N.	F
7	KEUC PETER, DR.	LEIBNITZ	RZB	150	ST	O.N.	E
182	KIRCHMAYER SABINE	WIEN	RLB NÖ-WIEN	224	ST	O.N.	E
340	KIRCHMAYR ADOLF	GRAMASTETTEN	RLB OÖ	108	ST	O.N.	E
341	KIRCHMAYR URSULA	GRAMASTETTEN	RLB OÖ	108	ST	O.N.	E
276	KITTINGER GERHARD	LEONDING	RLB OÖ	440	ST	O.N.	E
314	KLEIN PETER	NEUKIRCHEN	RLB OÖ	160	ST	O.N.	E
654	KLEINRATH RUDOLF, ING.	GLOGGNITZ	ERSTE BANK	400	ST	O.N.	E
237	KLIKOVA EVA	WIEN	RLB NÖ-WIEN	1	ST	O.N.	F
406	KLIM LUDWIG	WIEN	ECETRA	100	ST	O.N.	E
511	KLIMT STEFANIE	WIEN	DIREKTANLAGE.AT	10	ST	O.N.	F
510	KLIMT THOMAS	WIEN	DIREKTANLAGE.AT	10	ST	O.N.	E
583	KLIPPL IRENE, DR.	KLOSTERNEUBURG	ERSTE BANK	47	ST	O.N.	E
827	KNAP KATHARINA	WIEN	BACA	10	ST	O.N.	F
826	KNAP MICHAEL, DR.	WIEN	BACA	40	ST	O.N.	E
49	KNAUTHE GILBERTHE	PERCHTOLDSDORF	RLB NÖ-WIEN	108	ST	O.N.	E
48	KNAUTHE HERBERT, DR.	PERCHTOLDSDORF	RLB NÖ-WIEN	108	ST	O.N.	E
333	KNOLL RAINER, DR.	WIEN	RLB OÖ	216	ST	O.N.	E
494	KÖ ERICH	WIEN	DIREKTANLAGE.AT	1.200	ST	O.N.	E
567	KOBLER HELMUT	WIEN	ERSTE BANK	47	ST	O.N.	E
464	KOBZIK FLORIAN	WIEN	BAWAG P.S.K.	200	ST	O.N.	E
302	KOCH ALFRED, DKFM. DR.	WIEN	RLB OÖ	200	ST	O.N.	E
790	KODRITSCH JOSEF	WIEN	BACA	80	ST	O.N.	E
47	KODRLIK FRANZ	SCHWECHAT	RLB NÖ-WIEN	60	ST	O.N.	E
815	KOGLBAUER HANNELORE	WEIGEL	BACA	40	ST	O.N.	F
812	KOGLBAUER HARALD	WEIGELSDORF	BACA	40	ST	O.N.	E
266	KÖHLE THOMAS	ZAMS	RLB NÖ-WIEN	224	ST	O.N.	E
360	KOLAR ADALBERT	STOCKERAU	RAIBA STOCKERAU	875	ST	O.N.	E
361	KOLAR FRANZISKA	STOCKERAU	RAIBA STOCKERAU	875	ST	O.N.	E
518	KOLL ALFRED	TULLN	ERSTE BANK	5	ST	O.N.	E
517	KOLL ALFRED	TULLN	ERSTE BANK	6	ST	O.N.	E
462	KOMANOVITS STEFAN	WIEN	BAWAG P.S.K.	163	ST	O.N.	E
387	KORHAMMER HARTWIG	WIEN	ECETRA	19	ST	O.N.	E
200	KORNMÜLLER JOSEF	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
425	KÖSSL KURT	HAUSMENING	ÖVAG	290	ST	O.N.	E
426	KÖSSL ROSWITHA	HAUSMENING	ÖVAG	10	ST	O.N.	F
782	KOSTOHRYZ FRITZ	WIEN	BACA	40	ST	O.N.	E
710	KOTZUM HANS	ULRICHSKIRCHEN	BACA	40	ST	O.N.	E
711	KOTZUM SONJA	ULRICHSKIRCHEN	BACA	30	ST	O.N.	E
611	KRAFT WOLFGANG, DI	WIEN	ERSTE BANK	100	ST	O.N.	E
646	KRAMER KARL	PRESSBAUM	ERSTE BANK	1	ST	O.N.	E
658	KRAMER OTTOKAR, DIPL.-ING.	WIEN	ERSTE BANK	200	ST	O.N.	E
647	KRAMER RENATE	PRESSBAUM	ERSTE BANK	1	ST	O.N.	E
447	KRAMMER MICHAEL, MAG.	WIEN	BAWAG P.S.K.	13	ST	O.N.	E
577	KRAUHS INGRID	WIEN	ERSTE BANK	18	ST	O.N.	E
578	KRAUHS KARL	WIEN	ERSTE BANK	17	ST	O.N.	E
365	KRAUTSCHNEIDER ERWIN	WIEN	BKS	75	ST	O.N.	E
366	KRAUTSCHNEIDER STEFANIE	WIEN	BKS	75	ST	O.N.	E
102	KREITMAYER WERNER	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
8	KREMER HELGA	UNTERSCHLEIßHEIM	RZB	100	ST	O.N.	E
336	KREN CHRISTIAN	PERNITZ	RLB OÖ	216	ST	O.N.	E
81	KRETSCHMER ELFRIEDE	TRUMAU	RLB NÖ-WIEN	30	ST	O.N.	E

80	KRETSCHMER RUDOLF	TRUMAU	RLB NÖ-WIEN	30	ST	O.N.	E
717	KREUZER GERHARD	WIEN	BACA	80	ST	O.N.	E
158	KREUZMAIR HARALD, MAG.	WIEN	RLB NÖ-WIEN	224	ST	O.N.	E
478	KRIEBAUM NORBERT	BRUNN/GEB.	BAWAG P.S.K.	65	ST	O.N.	E
484	KRIEGLER ALFRED, DR.	WIEN	DIREKTANLAGE.AT	326	ST	O.N.	E
138	KROTHENTHALER WILHELM	ST. PÖLTEN	RLB NÖ-WIEN	150	ST	O.N.	E
755	KRUPITZA JOSEF	WIEN	BACA	280	ST	O.N.	E
709	KUBES INGEBORG	EICHGRABEN	BACA	40	ST	O.N.	E
77	KUBES INGEBORG	EICHGRABEN	RLB NÖ-WIEN	75	ST	O.N.	E
708	KUBES OTHMAR	EICHGRABEN	BACA	40	ST	O.N.	E
76	KUBES OTHMAR	EICHGRABEN	RLB NÖ-WIEN	75	ST	O.N.	E
780	KUBIK FRANZ, DR.	LANGENZERSDORF	BACA	80	ST	O.N.	E
225	KUCERA FRANZ	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
60	KUCHAR KRISTA	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
250	KUCHELBACHER SIMON, MAG.	SCHÖNBERG	RLB NÖ-WIEN	216	ST	O.N.	E
655	KUNTZ KARL	WIEN	ERSTE BANK	300	ST	O.N.	E
558	KURKA FRANZ, DR.	KLOSTERNEUBURG	ERSTE BANK	1	ST	O.N.	E
351	KURTSCHINSKAJA GRASHYNA, DR.	WIEN	RLB OÖ	216	ST	O.N.	E
269	KURZREITER FRANZ, MAG.	WIEN	RLB OÖ	216	ST	O.N.	E
319	KUTZENBERGER ALOIS	WAIZENKIRCHEN	RLB OÖ	216	ST	O.N.	E
784	KWECH LUDWIG, ING.TECHN.RAT	KALTENLEUTGEBEN	BACA	80	ST	O.N.	E
596	KYRAL CATHERINE	WIEN	ERSTE BANK	23	ST	O.N.	E
540	KYRAL GEORG	WIEN	ERSTE BANK	82	ST	O.N.	E
			L				
505	LACKNER INGE	PISCHELSDORF	DIREKTANLAGE.AT	5	ST	O.N.	E
506	LACKNER JOHANN	PISCHELSDORF	DIREKTANLAGE.AT	5	ST	O.N.	E
18	LACKNER WOLFGANG	SÖDING	RZB	48	ST	O.N.	F
771	LAHODNY-JÖCHTL CHRISTINE, DR.	WIEN	BACA	100	ST	O.N.	E
765	LAMBERG ERNST JOSEF	WIEN	BACA	200	ST	O.N.	E
179	LANG BERTHOLD, MAG.	WIEN	RLB NÖ-WIEN	224	ST	O.N.	E
423	LANG ROBERT	LEONDING	SPK. OÖ	100	ST	O.N.	E
161	LASTER EMIL	BADEN	RLB NÖ-WIEN	200	ST	O.N.	E
775	LASZLO HERBERT, DR.	WIEN	BACA	10	ST	O.N.	E
321	LATTNER OTTO, ING.	SCHÄRDING/INN	RLB OÖ	50	ST	O.N.	E
267	LAUSCH RONALD, MAG.	WIEN	RLB NÖ-WIEN	224	ST	O.N.	E
793	LECHNER WALTER, ING.	PERCHTOLDSDORF	BACA	150	ST	O.N.	E
73	LEEB ANDREAS	WIEN	RLB NÖ-WIEN	1	ST	O.N.	F
509	LEITNER GERALD	WIEN	DIREKTANLAGE.AT	26	ST	O.N.	E
101	LEITNER JOHANN	HERNSTEIN	RLB NÖ-WIEN	150	ST	O.N.	E
163	LEITNER WOLFGANG, DR.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
69	LENZ ALFRED, DKFM.	KLOSTERNEUBURG	RLB NÖ-WIEN	220	ST	O.N.	E
645	LICHTENECKER ERWIN	HASLAU AN DER DONAU	ERSTE BANK	138	ST	O.N.	E
644	LICHTENECKER MARIETTA	HASLAU AN DER DONAU	ERSTE BANK	15	ST	O.N.	F
26	LIEß APOLLONIA	RITZING	RZB	111	ST	O.N.	E
27	LIEß GOTTFRIED	RITZING	RZB	112	ST	O.N.	E
673	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	2.250	ST	O.N.	F
677	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	8.875	ST	O.N.	F
678	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	2.190	ST	O.N.	F
681	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	912	ST	O.N.	F
679	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	26.674	ST	O.N.	F
680	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	2.478	ST	O.N.	F

Nr	Name	Wohnort	Institut	Stück	Gattung	Nominale	E/F
676	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	164.763	ST	O.N.	F
682	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	336.383	ST	O.N.	F
675	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	1.800	ST	O.N.	F
683	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	132.452	ST	O.N.	F
684	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	23.000	ST	O.N.	F
672	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	3.778	ST	O.N.	F
685	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	183	ST	O.N.	F
674	LILL MANFRED	BRUNN AM GEBIRGE	ERSTE BANK	400	ST	O.N.	F
535	LINDNER JOHANN	WIEN	ERSTE BANK	23	ST	O.N.	E
337	LINDNER MARIANNE, DR.	WIEN	RLB OÖ	90	ST	O.N.	E
15	LINSMAYER HANS, ING.	WIEN	RZB	145	ST	O.N.	E
316	LISCHKA GÜNTHER, MAG.	WIEN	RLB OÖ	150	ST	O.N.	E
300	LIST GERALD	WIEN	RLB OÖ	100	ST	O.N.	E
825	LOCH ANGELIKA	WIEN	BACA	424.818	ST	O.N.	F
824	LOCH ANGELIKA	WIEN	BACA	341.494	ST	O.N.	F
821	LOCH ANGELIKA	WIEN	BACA	10.600	ST	O.N.	F
819	LOCH ANGELIKA	WIEN	BACA	4.602	ST	O.N.	F
820	LOCH ANGELIKA	WIEN	BACA	15.000	ST	O.N.	F
822	LOCH ANGELIKA	WIEN	BACA	748.236	ST	O.N.	F
322	LONSING KLAUS, MAG.	STEYREGG	RLB OÖ	216	ST	O.N.	E
504	LOSERT ANDREAS	WIEN	DIREKTANLAGE.AT	20	ST	O.N.	E
280	LOY HELGA	WAIZENKIRCHEN	RLB OÖ	125	ST	O.N.	E
279	LOY KARL	WAIZENKIRCHEN	RLB OÖ	125	ST	O.N.	E
786	LOZICZKY ALEXANDER, DR.	WIEN	BACA	80	ST	O.N.	E
579	LUKESCH MANFRED	WIEN	ERSTE BANK	200	ST	O.N.	E
			M				
271	MACHA ANDREAS, MAG.	TRIBUSWINKEL	RLB OÖ	40	ST	O.N.	E
14	MAHR BERNHARD	NEUDORF	RZB	20	ST	O.N.	E
226	MAHR CHRISTOPH	WIEN	RLB NÖ-WIEN	80	ST	O.N.	F
227	MAHR HERMINE	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
116	MAIER GÜNTER	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
723	MAIER GÜNTER, ING.	WIEN	BACA	320	ST	O.N.	E
74	MAIER ULRIKE	WIEN	RLB NÖ-WIEN	215	ST	O.N.	E
168	MAIRINGER ELFRIEDE	WIEN	RLB NÖ-WIEN	1	ST	O.N.	F
332	MAIRINGER FRITZ, ING.	WIEN	RLB OÖ	16	ST	O.N.	E
442	MÄNCHEN ELISABETH	WIEN	BAWAG P.S.K.	3	ST	O.N.	F
441	MÄNCHEN GERHARD	WIEN	BAWAG P.S.K.	3	ST	O.N.	F
665	MANDL ELISABETH	WIEN	ERSTE BANK	23	ST	O.N.	E
664	MANDL HERBERT	WIEN	ERSTE BANK	20	ST	O.N.	E
722	MANFRED CERESNA WALTER	HINTERBRÜHL	BACA	70	ST	O.N.	E
88	MANHART LEOPOLD	NEUDORF	RLB NÖ-WIEN	260	ST	O.N.	E
417	MANSOUN MEHRANDOKHT	WIEN	ECETRA	77	ST	O.N.	F
499	MARCHART HERWIG, HOFRAT DR.	WIEN	DIREKTANLAGE.AT	242	ST	O.N.	E
20	MARSCHNIGG JOSEF	MOOSKIRCHEN	RZB	48	ST	O.N.	F
190	MARTETSCHLÄGER BETTINA, MAG.	WIEN	RLB NÖ-WIEN	50	ST	O.N.	F
619	MARX CHRISTINE	WIEN	ERSTE BANK	51	ST	O.N.	E
618	MARX HERBERT	WIEN	ERSTE BANK	10	ST	O.N.	E
201	MARXRIESER JOSEF	STRENGBERG	RLB NÖ-WIEN	10	ST	O.N.	F
730	MATUSCHKA INGRID	MA. ENZERSDORF	BACA	80	ST	O.N.	E
731	MATUSCHKA RUDOLF	MA. ENZERSDORF	BACA	80	ST	O.N.	E
162	MAURER GERHARD, MAG.	WIEN	RLB NÖ-WIEN	224	ST	O.N.	E
466	MAYER CHRISTIAN	WIEN	BAWAG P.S.K.	300	ST	O.N.	E

245	MAYER JOHANNA	KLOSTERNEUBURG	RLB NÖ-WIEN	150	ST	O.N.	E
154	MAYERHOFER FRANZ	NEUAIGEN	RLB NÖ-WIEN	715	ST	O.N.	E
224	MAYERHOFER PETER	WIEN	RLB NÖ-WIEN	100	ST	O.N.	F
155	MAYERHOFER SUSANNE	NEUAIGEN	RLB NÖ-WIEN	1	ST	O.N.	F
99	MAYR KURT, DR.	LAXENBURG	RLB NÖ-WIEN	108	ST	O.N.	E
100	MAYR MARGARETE	LAXENBURG	RLB NÖ-WIEN	108	ST	O.N.	E
141	MAYRHOFER JOHANN, DI	LICHTENEGG	RLB NÖ-WIEN	125	ST	O.N.	E
362	MEISEL ERNST, DR.	WIEN	HYPO ALPE ADRIA	40	ST	O.N.	E
251	MELLITZER CHRISTINA	WIEN	RLB NÖ-WIEN	224	ST	O.N.	E
171	MENDE BRIGITTE	TRIBUSWINKEL	RLB NÖ-WIEN	100	ST	O.N.	E
170	MENDE WALTER	TRIBUSWINKEL	RLB NÖ-WIEN	100	ST	O.N.	E
569	MENHART MARIA	WIEN	ERSTE BANK	51	ST	O.N.	E
85	MENHOFER ERNST, DR.	BADEN	RLB NÖ-WIEN	216	ST	O.N.	E
150	MICHAELIDES HERMINE	ALLAND	RLB NÖ-WIEN	216	ST	O.N.	E
28	MICHLITS RICHARD	ILLMITZ	RZB	200	ST	O.N.	E
54	MICKO DIETRICH, MAG.	WR. NEUSTADT	RLB NÖ-WIEN	200	ST	O.N.	E
414	MIEKUSCH THOMAS	WIEN	ECETRA	1	ST	O.N.	F
543	MITTERHAUSER MANFRED	EFERDING	ERSTE BANK	47	ST	O.N.	E
355	MITTERLEHNER ERWIN	VÖCKLABRUCK	RLB OÖ	216	ST	O.N.	E
127	MITTERMAYER ANNA	WIEN	RLB NÖ-WIEN	215	ST	O.N.	E
346	MITTERMAYR HERLINDE	GUNSKIRCHEN	RLB OÖ	10	ST	O.N.	E
345	MITTERMAYR HERMANN	GUNSKIRCHEN	RLB OÖ	10	ST	O.N.	E
418	MÖRBAUER THOMAS	WIEN	ECETRA	112	ST	O.N.	E
586	MOSER WERNER	WIEN	ERSTE BANK	26	ST	O.N.	E
312	MOUCKA FRANZ	ALTENBERG	RLB OÖ	100	ST	O.N.	E
29	MUELLNER RUDOLF	WALLERN	RZB	100	ST	O.N.	E
220	MURBACHER LORE	WIEN	RLB NÖ-WIEN	44	ST	O.N.	E

N

243	NADERER AGNES	GROßWEIKERSDORF	RLB NÖ-WIEN	77	ST	O.N.	E
202	NADERER WALTER	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
408	NADLINGER HORST	HERZOGENBURG	ECETRA	1	ST	O.N.	F
203	NAGELHOFER KLAUS	OED	RLB NÖ-WIEN	10	ST	O.N.	F
55	NAGL RICHARD	WIEN	RLB NÖ-WIEN	225	ST	O.N.	E
553	NEUBERT-PLESSL CHRISTA	GUNTRAMSDORF	ERSTE BANK	11	ST	O.N.	E
204	NEULINGER GERHARD	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
431	NEUMANN CILLI	WIEN	BAWAG P.S.K.	10	ST	O.N.	E
653	NEUMANN EDITH	ROSSATZ	ERSTE BANK	250	ST	O.N.	E
652	NEUMANN KLAUS	ROSSATZ	ERSTE BANK	250	ST	O.N.	E
430	NEUMANN STEFAN	WIEN	BAWAG P.S.K.	10	ST	O.N.	E
719	NEUMAYR FRANZ	WIEN	BACA	1	ST	O.N.	F
718	NEUMAYR HANS-PETER	WIEN	BACA	1	ST	O.N.	E
724	NICKL JOHANNES, ING.	WIEN	BACA	60	ST	O.N.	E
725	NICKL MARIA	WIEN	BACA	100	ST	O.N.	E
811	NIEDERKORN ANTON	MA.ENZERSDORF	BACA	50	ST	O.N.	E
810	NIEDERKORN ERICKA, ING.	MA.ENZERSDORF	BACA	50	ST	O.N.	E
67	NOVOTNY BODAN, ING.	WIEN	RLB NÖ-WIEN	25	ST	O.N.	E
68	NOVOTNY HENRIETTE	WIEN	RLB NÖ-WIEN	25	ST	O.N.	E

O

148	OBERBUCHER HERBERT, DR.	WIEN	RLB NÖ-WIEN	50	ST	O.N.	E
149	OBERBUCHER RENATE, ING.	WIEN	RLB NÖ-WIEN	50	ST	O.N.	F
277	OBERROITHMAYR FRANZ	WAIZENKIRCHEN	RLB OÖ	383	ST	O.N.	E
278	OBERROITHMAYR FRANZ	WAIZENKIRCHEN	RLB OÖ	383	ST	O.N.	E

Nr	Name	Wohnort	Institut	Stück	Gattung	Nominale	E/F
501	OBROVNIK EDITH, DR.	WIEN	DIREKTANLAGE.AT	50	ST	O.N.	E
500	OBROVNIK HELMUT, DR.	WIEN	DIREKTANLAGE.AT	50	ST	O.N.	E
301	OPPITZ PAUL, DR.	WIEN	RLB OÖ	300	ST	O.N.	E
599	ORTNER CHRISTA	WIEN	ERSTE BANK	425	ST	O.N.	E
598	ORTNER ERNST	WIEN	ERSTE BANK	425	ST	O.N.	E
290	OTTEL BRIGITTE, DI DR.	WIEN	RLB OÖ	1	ST	O.N.	E
289	OTTEL RUPRECHT, DI DR.	WIEN	RLB OÖ	1	ST	O.N.	E
			P				
309	PABST-SPIEßBERGER SABINE	GSCHWANDT	RLB OÖ	216	ST	O.N.	E
310	PABST-SPIEßBERGER SIEGFRIED	GSCHWANDT	RLB OÖ	216	ST	O.N.	E
205	PACHLEHNER CHRISTIAN	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
378	PALAVRA PETRA	WIEN	OEKB	3.000	ST	O.N.	F
384	PALAVRA PETRA	WIEN	OEKB	12.116	ST	O.N.	F
381	PALAVRA PETRA	WIEN	OEKB	3.000	ST	O.N.	F
382	PALAVRA PETRA	WIEN	OEKB	4.100	ST	O.N.	F
374	PALAVRA PETRA	WIEN	OEKB	2.300	ST	O.N.	F
375	PALAVRA PETRA	WIEN	OEKB	3.400	ST	O.N.	F
383	PALAVRA PETRA	WIEN	OEKB	400	ST	O.N.	F
376	PALAVRA PETRA	WIEN	OEKB	84.025	ST	O.N.	F
379	PALAVRA PETRA	WIEN	OEKB	2.807	ST	O.N.	F
377	PALAVRA PETRA	WIEN	OEKB	444	ST	O.N.	F
380	PALAVRA PETRA	WIEN	OEKB	2.400	ST	O.N.	F
519	PALLIERER KARL, DIR.	LAA/THAYA	ERSTE BANK	35	ST	O.N.	E
206	PALLINGER PAUL	STRENGBERG	RLB NÖ-WIEN	10	ST	O.N.	F
497	PALZER HEIKE	WIEN	DIREKTANLAGE.AT	1	ST	O.N.	E
496	PALZER KURT, ING.	WIEN	DIREKTANLAGE.AT	1	ST	O.N.	E
207	PANHOFER ALFRED	STRENGBERG	RLB NÖ-WIEN	10	ST	O.N.	F
64	PARTIK BETTINA, DKFM.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
734	PATERNOSTRO ERICA	WIEN	BACA	40	ST	O.N.	E
735	PATERNOSTRO ERNESTO	WIEN	BACA	40	ST	O.N.	E
584	PECHER ERNST	WIEN	ERSTE BANK	4	ST	O.N.	F
585	PECHER LEO	WIEN	ERSTE BANK	36	ST	O.N.	E
443	PEICHL GERHARD	WIEN	BAWAG P.S.K.	2	ST	O.N.	F
444	PEICHL RENATE	WIEN	BAWAG P.S.K.	2	ST	O.N.	F
270	PENDL ALOIS	FÜRSTENFELD	RLB OÖ	216	ST	O.N.	E
693	PESCHEL REINHARD	WIEN	ERSTE BANK	200	ST	O.N.	E
325	PETERMICHL DIETER, DI	LEONDING	RLB OÖ	216	ST	O.N.	E
451	PETERNELL WALTRAUD	KLAGENFURT	BAWAG P.S.K.	13	ST	O.N.	E
405	PETRAS KARL	WIEN	ECETRA	38	ST	O.N.	E
115	PETRZELKA EVA	WIEN	RLB NÖ-WIEN	1	ST	O.N.	F
114	PETRZELKA FRANZ	WIEN	RLB NÖ-WIEN	215	ST	O.N.	E
331	PETSCHKO STEFAN	WIEN	RLB OÖ	135	ST	O.N.	E
259	PFIEL LEOPOLD, ING.	JUDENAU	RLB NÖ-WIEN	432	ST	O.N.	E
83	PFNEISL JOSEF	MA. LANZENDORF	RLB NÖ-WIEN	108	ST	O.N.	E
84	PFNEISL ROSA	MA. LANZENDORF	RLB NÖ-WIEN	108	ST	O.N.	E
650	PICHLER JOHANN, DIREKTOR	WIEN	ERSTE BANK	600	ST	O.N.	E
338	PIEHRINGER HERMANN	NEUKIRCHEN/ENKNACH	RLB OÖ	150	ST	O.N.	E
557	PILNACEK KARL, DKFM.	WIEN	ERSTE BANK	23	ST	O.N.	E
400	PINTER MICHAEL	SIEGLEß	ECETRA	55	ST	O.N.	E
21	PIRSTINGER JOHANN	ST. JOHANN	RZB	48	ST	O.N.	F
180	PLACHY GÜNTER	WIEN	RLB NÖ-WIEN	135	ST	O.N.	E

272	PLANK GERHARD	WIEN	RLB OÖ	1	ST	O.N.	E
593	PLISCHKE KARL	WIEN	ERSTE BANK	1	ST	O.N.	E
616	PLISCHKE KARL	WIEN	ERSTE BANK	1	ST	O.N.	F
592	PLISCHKE LEA	WIEN	ERSTE BANK	1	ST	O.N.	F
809	PÖCK JOHANN	SCHWECHAT	BACA	100	ST	O.N.	E
339	POLLAK GERTRUDE	LAASBERG	RLB OÖ	120	ST	O.N.	E
754	POLLAK JOSEF, DKFM.	WIEN	BACA	180	ST	O.N.	E
219	POLLAK PAUL	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
128	POLLHAMMER HILDE	WIEN	RLB NÖ-WIEN	1	ST	O.N.	F
515	PÖLZL FRIEDRICH, DR.	MISTELBACH	ERSTE BANK	70	ST	O.N.	F
516	PÖLZL FRIEDRICH, DR.	MISTELBACH	ERSTE BANK	200	ST	O.N.	F
692	POSCHIK HELGA	WIEN	ERSTE BANK	41	ST	O.N.	E
691	POSCHIK INGOMAR, DR.	WIEN	ERSTE BANK	41	ST	O.N.	E
242	PÖSCHL HERMANN	KIRCHBERG AM WAGRAM	RLB NÖ-WIEN	757	ST	O.N.	E
802	POTOTSCHNIG INGRID, DKFM.DR.	WIEN	BACA	40	ST	O.N.	F
801	POTOTSCHNIG ROLAND, DKFM. DR.	WIEN	BACA	40	ST	O.N.	E
769	PÖTTENAUER MANFRED	WIEN	BACA	100	ST	O.N.	E
706	PRANCKL ERNST, DKFM. DR.	WIEN	BACA	20	ST	O.N.	E
707	PRANCKL FRIEDERIKE	WIEN	BACA	20	ST	O.N.	F
134	PRANTL WERNER	DEUTSCH WAGRAM	RLB NÖ-WIEN	150	ST	O.N.	F
216	PREGARTNER HERBERT, DR.	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
770	PRIDT GERHARD, DKFM.	WIEN	BACA	40	ST	O.N.	F
758	PRIDT GERTRAUD	WIEN	BACA	40	ST	O.N.	E
738	PRIGLHUBER ANNEMARIE	STRASSHOF	BACA	1	ST	O.N.	E
737	PRIGLHUBER HEINRICH, ING.	STRASSHOF	BACA	1	ST	O.N.	E
419	PROCHÁZKA MICHAEL	WIEN	ECETRA	19	ST	O.N.	E
828	PRÖGLHÖF WOLFGANG, ING.	GARS/KAMP	BACA	6.500	ST	O.N.	F
699	PROY GÜNTER	WIEN	ERSTE BANK	50	ST	O.N.	E
700	PROY MARIA	WIEN	ERSTE BANK	50	ST	O.N.	E
733	PRUCKNER HELMUT	WIEN	BACA	20	ST	O.N.	E
258	PUM WALTER	ASCHBACH	RLB NÖ-WIEN	100	ST	O.N.	E
576	PUSTELNIK MICHAELA, MAG.	WIEN	ERSTE BANK	50	ST	O.N.	E
			Q				
59	QUIRCHTMAYER CLAUDIA, MAG.	ST. PÖLTEN	RLB NÖ-WIEN	216	ST	O.N.	E
58	QUIRCHTMAYER GUNTER, MAG.	ST. PÖLTEN	RLB NÖ-WIEN	216	ST	O.N.	E
			R				
308	RAAB HERWIG, DR.	DT. WAGRAM	RLB OÖ	432	ST	O.N.	E
307	RAAB IRENE	DT. WAGRAM	RLB OÖ	216	ST	O.N.	E
461	RABL HELMUT	WIEN	BAWAG P.S.K.	333	ST	O.N.	E
75	RADLHERR FRANZ JOSEF	PERCHTOLDSDORF	RLB NÖ-WIEN	644	ST	O.N.	E
40	RAIDL HERBERT, DR.	WIEN	RLB NÖ-WIEN	648	ST	O.N.	E
9	RAIFFEISEN ZENTRALBANK AG	WIEN	RZB	100.000.000	ST	O.N.	E
61	RAITH GERHARD	HOLLABRUNN	RLB NÖ-WIEN	215	ST	O.N.	E
62	RAITH MARIA	HOLLABRUNN	RLB NÖ-WIEN	1	ST	O.N.	F
324	RAMASEDER STEFAN, MAG.	WILHERING	RLB OÖ	170	ST	O.N.	E
79	RASINGER WILHELM, DR.	WIEN	RLB NÖ-WIEN	10	ST	O.N.	E
122	RASTEGAR ABBAS, DI	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
123	RASTEGAR GERTRUDE	WIEN	RLB NÖ-WIEN	81	ST	O.N.	E
648	RAUTH ANGELIKA	BRIXLEGG	ERSTE BANK	130	ST	O.N.	E
632	RECH FRITZ, MAG.	WIEN	ERSTE BANK	25	ST	O.N.	E
399	REIMER WOLFGANG	WÜRNITZ	ECETRA	75	ST	O.N.	E

Nr	Name	Wohnort	Institut	Stück	Gattung	Nominale	E/F
556	REINDL ALFRED, ING.	WIEN	ERSTE BANK	1	ST	O.N.	E
554	REINDL VERENA	WIEN	ERSTE BANK	1	ST	O.N.	F
555	REINDL VIOLA, MAG.	WIEN	ERSTE BANK	1	ST	O.N.	E
275	REINWALD MANFRED, DI DR.	WIEN	RLB OÖ	500	ST	O.N.	E
410	REISETBAUER STEPHAN, DR.	WIEN	ECETRA	1	ST	O.N.	E
130	REITER HERBERT, ING.	HOLLABRUNN	RLB NÖ-WIEN	50	ST	O.N.	E
268	REITHER CHRISTOPHER	KREMS	RLB OÖ	216	ST	O.N.	E
78	REKKER WILHELM	EBREICHSDORF	RLB NÖ-WIEN	200	ST	O.N.	E
265	REMES THOMAS, MAG.	WIEN	RLB NÖ-WIEN	224	ST	O.N.	E
756	RESCHL GÜNTER	MISTELBACH	BACA	80	ST	O.N.	E
106	RIEGLER FRANZ	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
143	RIHA HERBERT, DR.	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
394	RINGHOFER JOHANN	HEILIGENKREUZ	ECETRA	120	ST	O.N.	E
317	RIZY HELMUT	WIEN	RLB OÖ	100	ST	O.N.	F
358	ROGL THOMAS	ANSFELDEN	RLB OÖ	45	ST	O.N.	E
330	ROISS OTTO, DI	GRAZ	RLB OÖ	1.000	ST	O.N.	E
490	ROLAND EVA, DR.	PERCHTOLDSDORF	DIREKTANLAGE.AT	50	ST	O.N.	E
551	RONIGER OTHMAR, DR.	WIEN	ERSTE BANK	24	ST	O.N.	E
818	ROSENTHALER ELFRIEDE	WIEN	BACA	30	ST	O.N.	F
816	ROSENTHALER FRIEDRICH	WIEN	BACA	30	ST	O.N.	E
817	ROSENTHALER ROMAN	WIEN	BACA	30	ST	O.N.	E
753	ROSTINSKY EDGAR	MA. ENZERSDORF	BACA	200	ST	O.N.	E
823	ROSTINSKY ELFRIEDE	MA.ENZERSDORF	BACA	80	ST	O.N.	E
690	ROTHEN ERWIN	WIEN	ERSTE BANK	145	ST	O.N.	E
63	ROTTER GABRIELE	WIEN	RLB NÖ-WIEN	110	ST	O.N.	E
530	RUDORFER CHARLOTTE	WIEN	ERSTE BANK	41	ST	O.N.	F
			S				
761	SAGASSER HELGA	WIEN	BACA	10	ST	O.N.	E
792	SAGASSER WALTER	WIEN	BACA	70	ST	O.N.	E
93	SAGASSER WALTER	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
208	SALBRECHTER JOSEF	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
39	SALCHENEGGER ERHARD M.	GRAZ	RZB	111	ST	O.N.	E
354	SALCHENEGGER HUBERT	KINDBERG	RLB OÖ	443	ST	O.N.	E
311	SALZNER GEORG	WIEN	RLB OÖ	216	ST	O.N.	E
659	SAMSINGER MARTIN	MARBACH AN DER DONAU	ERSTE BANK	44	ST	O.N.	E
688	SAPIK ROBERT	WIEN	ERSTE BANK	40	ST	O.N.	E
288	SATTMANN THOMAS	STEYR	RLB OÖ	3	ST	O.N.	E
412	SCHABUS BERND	BAD VÖSLAU	ECETRA	750	ST	O.N.	E
669	SCHAFFARZ ELFRIEDE	WIEN	ERSTE BANK	100	ST	O.N.	E
364	SCHÄRF ISABELLA, MAG.	WIEN	RCB	100	ST	O.N.	F
169	SCHAUBACH GÜNTER	PYHRA	RLB NÖ-WIEN	618	ST	O.N.	E
94	SCHECK ALFRED, MAG.	ULRICHSKIRCHEN	RLB NÖ-WIEN	216	ST	O.N.	E
131	SCHEDLBAUER MARTIN	GUMPOLDSKIRCHEN	RLB NÖ-WIEN	7	ST	O.N.	E
469	SCHERNHUBER MANFRED	TULLN	BAWAG P.S.K.	230	ST	O.N.	E
794	SCHILDER ROBERT, DKFM.	WIEN	BACA	80	ST	O.N.	E
157	SCHIMETITS JOSEF	KLINGENBACH	RLB NÖ-WIEN	432	ST	O.N.	E
146	SCHINDLER KARL, DR.	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
436	SCHINDLER KARL PETER	WIEN	BAWAG P.S.K.	13	ST	O.N.	E
147	SCHINDLER MARIEJETTA, DR.	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
433	SCHITTENKOPF SEBASTIAN	WIEN	BAWAG P.S.K.	13	ST	O.N.	E
369	SCHLEDER ERICH	WIEN	MEINL BANK	50	ST	O.N.	E

767	SCHLESINGER HELMUT, DKFM.	KNITTELFELD	BACA	80	ST	O.N.	E
804	SCHLICK HILWURG	WIEN	BACA	20	ST	O.N.	F
805	SCHLICK KAROLINE	WIEN	BACA	20	ST	O.N.	F
806	SCHLICK MARLENE	WIEN	BACA	20	ST	O.N.	F
803	SCHLICK WILFRIED, DKFM. DR.	WIEN	BACA	20	ST	O.N.	E
22	SCHLÖMICHER ERNST	SÖDING	RZB	48	ST	O.N.	F
440	SCHLOSSER FRANZ	WIEN	BAWAG P.S.K.	3	ST	O.N.	E
393	SCHMALWIESER FRANZ	NEUSTADTL/D	ECETRA	45	ST	O.N.	E
641	SCHMID GÜNTER	WIEN	ERSTE BANK	47	ST	O.N.	E
572	SCHMIDHUBER GEROLD	WIEN	ERSTE BANK	190	ST	O.N.	E
446	SCHMIDT IRENE, DKFM.	WIEN	BAWAG P.S.K.	6	ST	O.N.	E
445	SCHMIDT KURT	WIEN	BAWAG P.S.K.	7	ST	O.N.	E
421	SCHMÖLZ ELEONORE	WIEN	HYPO NÖ	30	ST	O.N.	E
420	SCHMÖLZ ERICH	WIEN	HYPO NÖ	30	ST	O.N.	E
50	SCHMUCKER ERNST, ING.	GIESSHÜBL	RLB NÖ-WIEN	216	ST	O.N.	F
788	SCHNEIDER PETER	MA. ENZERSDORF	BACA	80	ST	O.N.	E
531	SCHOBER ANNEMARIE	WIEN	ERSTE BANK	41	ST	O.N.	E
124	SCHOBERT GERHARD	MÖDLING	RLB NÖ-WIEN	1	ST	O.N.	F
125	SCHOBERT HILDEGARD	MÖDLING	RLB NÖ-WIEN	129	ST	O.N.	E
126	SCHOBERT SABINE	MÖDLING	RLB NÖ-WIEN	130	ST	O.N.	E
610	SCHOEN HILMAR, ING.	WIEN	ERSTE BANK	432	ST	O.N.	E
327	SCHÖGL JOSEF	NEUKIRCHEN	RLB OÖ	216	ST	O.N.	E
385	SCHÖNHOFER CHRISTIAN	WIEN	ECETRA	12	ST	O.N.	E
605	SCHÖRGHOFER BERNHARD, DKFM. DR.	WIEN	ERSTE BANK	10	ST	O.N.	E
185	SCHRITTESSER WERNER	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
23	SCHUBERT JOHANNES	EDELSCHROTT	RZB	48	ST	O.N.	F
37	SCHULLER LUDWIG, MAG.	WIEN	RZB	1	ST	O.N.	E
36	SCHULLER LUDWIG, MAG.	WIEN	RZB	1	ST	O.N.	E
240	SCHULZ FRANZ, ING.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
313	SCHÜMANN HANS-JOACHIM	NEUKIRCHEN	RLB OÖ	216	ST	O.N.	E
104	SCHUNACK DIETER	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
103	SCHUNACK HELGA	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
539	SCHUSTER EWALD	WIEN	ERSTE BANK	200	ST	O.N.	E
608	SCHÜTZ JOHANN	WIEN	ERSTE BANK	50	ST	O.N.	E
609	SCHÜTZ STEFANIE	WIEN	ERSTE BANK	50	ST	O.N.	E
481	SCHWARZ ULRIKE, MAG.	LINZ	DIREKTANLAGE.AT	10	ST	O.N.	F
587	SCHWARZ WALTER	KIRCHSCHLAG	ERSTE BANK	790	ST	O.N.	E
244	SEIDL SUSANNE	NIEDERRUßBACH	RLB NÖ-WIEN	216	ST	O.N.	E
407	SELIGER MARTHA	WIEN	ECETRA	112	ST	O.N.	F
386	SELINGER HEINZ	WIEN	ECETRA	15	ST	O.N.	E
186	SELINGER HEINZ	WIEN	RLB NÖ-WIEN	168	ST	O.N.	E
304	SELLNER JÖRG, DI DR.	LEONDING	RLB OÖ	1.587	ST	O.N.	E
602	SEMELEDER HERIBERT	ST. PÖLTEN	ERSTE BANK	15	ST	O.N.	E
601	SEMELEDER MONIKA	ST. PÖLTEN	ERSTE BANK	16	ST	O.N.	E
766	SEMIN INGRID	WIEN	BACA	80	ST	O.N.	E
783	SEMIN ROBERT	WIEN	BACA	80	ST	O.N.	E
649	SIGL GEORG	BRIXLEGG	ERSTE BANK	330	ST	O.N.	E
580	SILBERSTEIN ADOLF	WIEN	ERSTE BANK	50	ST	O.N.	E
581	SILBERSTEIN MARIA	WIEN	ERSTE BANK	50	ST	O.N.	E
303	SIMUNEK FRITZ, ING.	WIEN	RLB OÖ	100	ST	O.N.	E
117	SITTE SONJA	WIEN	RLB NÖ-WIEN	150	ST	O.N.	E
16	SIXT WOLFGANG, ING.	HAUSMANNSTÄTTEN	RZB	776	ST	O.N.	E

Nr	Name	Wohnort	Institut	Stück	Gattung	Nominale	E/F
763	SKACH KUNO, DIPL.ING.	WIEN	BACA	80	ST	O.N.	E
625	SKODA HERMINE	WIEN	ERSTE BANK	1	ST	O.N.	E
624	SKODA KARLHEINZ	WIEN	ERSTE BANK	1	ST	O.N.	E
626	SKODA KARL-HEINZ, DKFM.	WIEN	ERSTE BANK	1	ST	O.N.	E
536	SLEZAK GUENTHER, DR.	WIEN	ERSTE BANK	100	ST	O.N.	E
698	SPERINGER JOHANN	PERCHTOLDSDORF	ERSTE BANK	1	ST	O.N.	E
697	SPERINGER LUCIE	PERCHTOLDSDORF	ERSTE BANK	1	ST	O.N.	E
772	SPIX-SCHNEIDER HELGA	WIEN	BACA	80	ST	O.N.	E
283	STABLER FRANZ, MAG.	WIEN	RLB OÖ	1.000	ST	O.N.	E
483	STADLER ERICH	LAAB	DIREKTANLAGE.AT	138	ST	O.N.	E
482	STADLER GERLINDE	LAAB	DIREKTANLAGE.AT	138	ST	O.N.	E
746	STANEK EMIL	WIEN	BACA	80	ST	O.N.	E
111	STEFANOVICS GERTRUDE	WIEN	RLB NÖ-WIEN	400	ST	O.N.	E
112	STEFANOVICS ROBERT	WIEN	RLB NÖ-WIEN	400	ST	O.N.	E
427	STEFFL ALEXANDER	WIEN	ÖVAG	100	ST	O.N.	E
428	STEFFL OTTO	WIEN	ÖVAG	500	ST	O.N.	E
561	STEIDL ENGELBERTA	WIEN	ERSTE BANK	40	ST	O.N.	F
514	STEIDL ERIKA	WIEN	ERSTE BANK	50	ST	O.N.	E
513	STEIDL KARL	WIEN	ERSTE BANK	50	ST	O.N.	F
562	STEIDL WILFRIED	WIEN	ERSTE BANK	40	ST	O.N.	E
217	STEIGER ANNA	WIEN	RLB NÖ-WIEN	1	ST	O.N.	E
808	STEIGER ANNA	WIEN	BACA	50	ST	O.N.	E
807	STEIGER FRANZ	WIEN	BACA	50	ST	O.N.	E
284	STEINDL ERICH	WIEN	RLB OÖ	216	ST	O.N.	E
352	STEINGRUBER KLAUS	WAIZENKIRCHEN	RLB OÖ	216	ST	O.N.	E
294	STEINHAUSER JOHANN	LINZ	RLB OÖ	216	ST	O.N.	E
548	STELZL HELLA	BRUNN AM GEBIRGE	ERSTE BANK	11	ST	O.N.	E
547	STELZL KARL	BRUNN AM GEBIRGE	ERSTE BANK	12	ST	O.N.	F
263	STERGER GUNTER	EICHGRABEN	RLB NÖ-WIEN	100	ST	O.N.	E
264	STERGER LIESELOTTE	EICHGRABEN	RLB NÖ-WIEN	100	ST	O.N.	E
344	STERNBAUER INGRID	ATTNANG-PUCHHEIM	RLB OÖ	35	ST	O.N.	E
343	STERNBAUER JOHANN	ATTNANG-PUCHHEIM	RLB OÖ	35	ST	O.N.	E
507	STINDL ROBERT	MISTELBACH/ZAYA	DIREKTANLAGE.AT	5	ST	O.N.	E
218	STÖCKELMAIER FRANZ	WOLLMANNSBERG	RLB NÖ-WIEN	440	ST	O.N.	E
209	STOCKER CHRISTIAN	WALLSEE	RLB NÖ-WIEN	10	ST	O.N.	F
485	STOCKHANDL FRANZ, DI	WIEN	DIREKTANLAGE.AT	10	ST	O.N.	E
411	STOIBER CHRISTIAN	KLOSTERNEUBURG	ECETRA	60	ST	O.N.	E
291	STOTTAN FRIEDRICH	SALZBURG	RLB OÖ	200	ST	O.N.	E
656	STROBL FRANZ	GROßENZERSDORF	ERSTE BANK	100	ST	O.N.	E
305	STROBL HANS	KAPPELN	RLB OÖ	178	ST	O.N.	E
306	STROBL MATHILDE	KAPPELN	RLB OÖ	177	ST	O.N.	E
702	STRUBERT REINER, DI DR.	BADEN	BANKHAUS KRENTSCHKER	75	ST	O.N.	E
452	SUVA RENÉ	WIEN	BAWAG P.S.K.	10	ST	O.N.	E
184	SVOBODA FRANZ	WIEN	RLB NÖ-WIEN	210	ST	O.N.	E
230	SVOBODA THOMAS	WIEN	RLB NÖ-WIEN	110	ST	O.N.	E
38	SWIETLY ERNST A.	WIEN	RZB	80	ST	O.N.	E
612	SWOBODA HEINRICH	SIEGENFELD	ERSTE BANK	50	ST	O.N.	E
			T				
432	TADLER KARL, DKFM. DR.	WIEN	BAWAG P.S.K.	1	ST	O.N.	E
748	TAL EVA	WIEN	BACA	100	ST	O.N.	E
174	TANNER NORBERT, DR.	WIEN	RLB NÖ-WIEN	216	ST	O.N.	F

429	TAUFFER WILHELM	PUCHENAU	ÖVAG	175	ST	O.N.	E
368	TEUFEL DAGMAR	TULLN	SCHELLH. SCHATTERA	30	ST	O.N.	E
247	TEUFELHART HERTA	GROSSMUGL	RLB NÖ-WIEN	230	ST	O.N.	E
246	TEUFELHART LEOPOLD	GROSSMUGL	RLB NÖ-WIEN	230	ST	O.N.	E
798	TISCHER COLINNE ANDREA	WIEN	BACA	250	ST	O.N.	E
797	TISCHER ERNST	WIEN	BACA	250	ST	O.N.	E
552	TISOVSKY RAINER	GUNTRAMSDORF	ERSTE BANK	12	ST	O.N.	F
774	TODA GERHARD-WALTER	TULLNERBACH-LAWIES	BACA	1	ST	O.N.	E
474	TREITL FRANZ	WIESEN	BAWAG P.S.K.	50	ST	O.N.	E
475	TREITL ILSE	WIESEN	BAWAG P.S.K.	50	ST	O.N.	E
19	TRETNJAK MARTIN	LANNACH	RZB	48	ST	O.N.	F
273	TRÖSTL GOTTFRIED	WIEN	RLB OÖ	648	ST	O.N.	E
	U						
30	UNGER ROBERT	WALLERN	RZB	279	ST	O.N.	E
498	UNTERBERGER JOHANN	BAD ISCHL	DIREKTANLAGE.AT	300	ST	O.N.	E
233	URBAN PATRIK RADIM, MAG.	WIEN	RLB NÖ-WIEN	211	ST	O.N.	E
234	URBAN RADIM	WIEN	RLB NÖ-WIEN	216	ST	O.N.	E
	V						
159	VALENTA HEINZ	WIEN	RLB NÖ-WIEN	1.068	ST	O.N.	E
165	VALENTA RENATE	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
166	VALENTA UDO	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
211	VEIGL ANDREA	STRENGBERG	RLB NÖ-WIEN	10	ST	O.N.	F
210	VEIGL KARL	STRENGBERG	RLB NÖ-WIEN	10	ST	O.N.	F
487	VELINSKY WALTER, ING.	WIEN	DIREKTANLAGE.AT	1	ST	O.N.	E
488	VELINSKY-HUBER INGRID, MAG.	WIEN	DIREKTANLAGE.AT	1	ST	O.N.	E
35	VIEDER LUDWIG	GRAFENSCHACHEN	RZB	370	ST	O.N.	E
32	VILANEK ANTON, ING.	AACHEN	RZB	100	ST	O.N.	F
92	VLASEK ERNST, DI	MÖDLING	RLB NÖ-WIEN	432	ST	O.N.	E
538	VLCEK ERICH, DKFM. DR.	PERCHTOLDSDORF	ERSTE BANK	100	ST	O.N.	E
537	VLCEK MARTIN, DI	PERCHTOLDSDORF	ERSTE BANK	100	ST	O.N.	F
189	VLK WOLFGANG, MAG.	WIEN	RLB NÖ-WIEN	50	ST	O.N.	F
460	VOGL CHRISTINE	WIEN	BAWAG P.S.K.	50	ST	O.N.	E
459	VOGL HANS-WERNER, DI	WIEN	BAWAG P.S.K.	50	ST	O.N.	E
52	VOGLER KARL, DR.	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
53	VOGLER LUCIA	WIEN	RLB NÖ-WIEN	108	ST	O.N.	E
716	VOSKO JANA	WIEN	BACA	40	ST	O.N.	F
715	VOSKO WOLFGANG, MAG.	WIEN	BACA	40	ST	O.N.	E
416	VOSPERNIK STEFAN	WIEN	ECETRA	1	ST	O.N.	E
129	VOSTREL MILOSLAV, DKFM.	WIEN	RLB NÖ-WIEN	200	ST	O.N.	E
582	VYMOLA MILAN	WIEN	ERSTE BANK	47	ST	O.N.	E
	W						
257	WAGNER ALFRED	WEISTRACH	RLB NÖ-WIEN	100	ST	O.N.	E
213	WAGNER KARL	STRENGBERG	RLB NÖ-WIEN	10	ST	O.N.	F
212	WAGNER LEOPOLD	STRENGBERG	RLB NÖ-WIEN	10	ST	O.N.	F
777	WAGNER PETER	WIEN	BACA	36	ST	O.N.	E
617	WAHL ELISABETH	MÖDLING	ERSTE BANK	1	ST	O.N.	E
591	WAHL ELISABETH	MÖDLING	ERSTE BANK	1	ST	O.N.	F
615	WAHL ERNST	MÖDLING	ERSTE BANK	1	ST	O.N.	F
590	WAHL ERNST	MÖDLING	ERSTE BANK	1	ST	O.N.	F
31	WAIBEL HUBERT	WOLFURT	RZB	400	ST	O.N.	E

Nr	Name	Wohnort	Institut	Stück	Gattung	Nominale	E/F
239	WALD MARTHA	WIEN	RLB NÖ-WIEN	1	ST	O.N.	F
193	WALDEGGER FRITZ, MAG.	WIEN	RLB NÖ-WIEN	50	ST	O.N.	E
285	WALDNER FRANZ, DI	WIEN	RLB OÖ	1.500	ST	O.N.	E
666	WARRINGER I.R. RUDOLF, VDIR. KR	HORN	ERSTE BANK	100	ST	O.N.	E
589	WEBER DOLORES	WIEN	ERSTE BANK	5	ST	O.N.	E
588	WEBER EDUARD	WIEN	ERSTE BANK	5	ST	O.N.	E
70	WEBER HEINZ, DR.	LANGENZERSDORF	RLB NÖ-WIEN	400	ST	O.N.	E
41	WEBER JÜRGEN, DI	ALTLENGBACH	RLB NÖ-WIEN	97	ST	O.N.	E
729	WEICHHART KARL, DKFM.	WIEN	BACA	100	ST	O.N.	F
728	WEICHHART URSULA	WIEN	BACA	100	ST	O.N.	E
177	WEICHSELBAUM KARL, MAG.	STRONSDORF	RLB NÖ-WIEN	216	ST	O.N.	E
564	WEIGL CHRISTA	WIEN	ERSTE BANK	11	ST	O.N.	E
563	WEIGL CHRISTA	WIEN	ERSTE BANK	12	ST	O.N.	E
549	WEILINGER ELISABETH	SCHÖNAU/DONAU	ERSTE BANK	74	ST	O.N.	F
550	WEILINGER HERBERT	SCHÖNAU/DONAU	ERSTE BANK	73	ST	O.N.	E
521	WEISS HEINZ	WIEN	ERSTE BANK	1	ST	O.N.	F
522	WEISS VERA	WIEN	ERSTE BANK	1	ST	O.N.	E
493	WEISSENSTEINER GERALD, ING.	WIEN	DIREKTANLAGE.AT	115	ST	O.N.	E
778	WEITZ JOHANN	WIEN	BACA	20	ST	O.N.	E
152	WEIZENHOFER HELMUT	GÄNSERNDORF	RLB NÖ-WIEN	216	ST	O.N.	E
463	WENISCH HARALD, ING. MAG.	GNADENDORF	BAWAG P.S.K.	73	ST	O.N.	E
173	WIEDERSICH ERICH	WIEN	RLB NÖ-WIEN	100	ST	O.N.	F
172	WIEDERSICH-GRAF ELISABETH	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
347	WIESINGER EDWIN	AMSTETTEN	RLB OÖ	216	ST	O.N.	F
791	WIMMER CHRISTINA	BAD VÖSLAU	BACA	200	ST	O.N.	E
315	WIMMER FRANZ KURT, ING.	KRONSTORF	RLB OÖ	88	ST	O.N.	E
779	WIMMER GERHOLD	BAUMGARTEN	BACA	80	ST	O.N.	E
241	WÖBER FRANZISKA	KIRCHBERG AM WAGRAM	RLB NÖ-WIEN	50	ST	O.N.	E
670	WOLF ELISABETH	WIEN	ERSTE BANK	27	ST	O.N.	F
96	WOLF LISELOTTE	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
671	WOLF RUDOLF, REGIERUNGSRAT	WIEN	ERSTE BANK	20	ST	O.N.	E
95	WOLF WALTER, DKFM.	WIEN	RLB NÖ-WIEN	100	ST	O.N.	E
256	WOLFSLEHNER STEFAN	STRENGBERG	RLB NÖ-WIEN	100	ST	O.N.	E
			Z				
606	ZABRANSKY HEINZ	WIEN	ERSTE BANK	50	ST	O.N.	E
110	ZAJIC HELMUT	HEILIGENEICH	RLB NÖ-WIEN	20	ST	O.N.	E
367	ZAK HEINZ	WIEN	SCHOELLERBANK	55	ST	O.N.	F
634	ZAMYKAL KURT	WIEN	ERSTE BANK	47	ST	O.N.	E
12	ZAUNSCHIRM KARL	GRAZ	RZB	180	ST	O.N.	E
349	ZAVESKY HANS, ING. DKFM.	OBERKIRCHBACH	RLB OÖ	700	ST	O.N.	E
622	ZELEZNY MARGARETHA	WIEN	ERSTE BANK	14	ST	O.N.	E
623	ZELEZNY WALTER, PROK.	WIEN	ERSTE BANK	14	ST	O.N.	E
44	ZERTHOFER ALEX	GROß ENZERSDORF	RLB NÖ-WIEN	108	ST	O.N.	E
45	ZERTHOFER RENATE	GROß ENZERSDORF	RLB NÖ-WIEN	108	ST	O.N.	E
789	ZEYNARD GERALD, DI	WIEN	BACA	15	ST	O.N.	E
529	ZHEDEN PETER-ROMAN, MMAG. DR.	WIEN	ERSTE BANK	50	ST	O.N.	E
657	ZIEBERMAYR HERWIG, MAG.	WIEN	ERSTE BANK	20	ST	O.N.	E
228	ZIMMERMANN HILDEGARD	WIEN	RLB NÖ-WIEN	130	ST	O.N.	E
229	ZIMMERMANN KURT	WIEN	RLB NÖ-WIEN	130	ST	O.N.	E
132	ZIPPUSCH MICHAELA	BADEN	RLB NÖ-WIEN	1	ST	O.N.	F
395	ZITZ GERHARD	KNITTELFELD	ECETRA	1	ST	O.N.	E

525	ZLOCHA AMELIE, MAG.	WIEN	ERSTE BANK	60	ST	O.N.	F
630	ZÖBISCH HERBERT	WIEN	ERSTE BANK	100	ST	O.N.	E
502	ZOTTER JOHANNES	WIEN	DIREKTANLAGE.AT	20	ST	O.N.	E
800	ZUZZI ALDO	WIEN	BACA	216	ST	O.N.	E

Summen

Wertpapiergattung	Anmeldungen	Stück	Nominale	Kapital	Stimmen
Stimmberechtigte Stammaktien:	**831**	**110.122.126**	**O.N.**		**110.122.126**

	Kapital
Stimmberechtigte enthalten Wertpapiere ohne Nominale	

Amtsblatt der Wiener Zeitung vom 12.05.2006

Raiffeisen INTERNATIONAL
Member of RZB Group

Einladung

an die Aktionäre für die am **Mittwoch, dem 7. Juni 2006, 10 Uhr** im Saal A des Austria Center Vienna, Bruno-Kreisky-Platz 1, 1220 Wien, stattfindende

ordentliche Hauptversammlung

der

Raiffeisen International Bank-Holding AG

Firmenbuch des Handelsgerichtes Wien FN 122119m

Tagesordnung:

1. Vorlage des festgestellten Jahresabschlusses samt Lagebericht und des Konzernabschlusses samt Konzernlagebericht zum 31. Dezember 2005 und dem Bericht des Aufsichtsrates über das Geschäftsjahr 2005.
2. Beschlussfassung über die Verteilung des im Jahresabschluss zum 31. Dezember 2005 ausgewiesenen Bilanzgewinnes.
3. Beschlussfassung über die Entlastung der Mitglieder des Vorstandes und der Mitglieder des Aufsichtsrates für das Geschäftsjahr 2005.
4. Beschlussfassung über die Festsetzung der Vergütung an die Mitglieder des Aufsichtsrates für das Geschäftsjahr 2005.
5. Wahlen in den Aufsichtsrat.
6. Wahl des Abschlussprüfers für den Jahres- und Konzernabschluss für das Geschäftsjahr 2006.
7. Beschlussfassung über den Widerruf der Ermächtigung des Vorstandes gemäß § 169 AktG, das Grundkapital bis zum 8. März 2010 um bis zu EUR 12.917.387,13 auch unter Ausschluss des Bezugsrechtes zu erhöhen unter gleichzeitiger Ermächtigung des Vorstandes, innerhalb von fünf Jahren nach Eintragung der entsprechenden Satzungsänderung im Firmenbuch das Grundkapital um bis zu EUR 217.258.695,65 durch Ausgabe von bis zu 71.385.000 Stück neuen, auf Inhaber lautende Stammaktien gegen Bar- und/oder Sacheinlagen zu erhöhen und den Ausgabekurs sowie die Ausgabebedingungen im Einvernehmen mit dem Aufsichtsrat festzusetzen; Ermächtigung des Aufsichtsrates oder eines hiezu vom Aufsichtsrat bevollmächtigten Ausschusses, Änderungen der Satzung, die sich aus dem genehmigten Kapital ergeben, zu beschließen.
8. Beschlussfassung über die Änderung der Satzung in
   a) § 3 (Veröffentlichungen) Abs. (1) (wonach Veröffentlichungen der Gesellschaft neben der Wiener Zeitung auch über eine öffentlich zugängliche Seite im Internet erfolgen können);
   b) § 4 (Grundkapital und Aktien) Abs. (5) (genehmigtes Kapital gemäß Hauptversammlungsbeschluss zum 7. Punkt der Tagesordnung);
   c) § 10 (Innere Ordnung des Aufsichtsrats) Abs. (7) in der Weise, dass Abs. (7) folgenden Wortlaut erhält: „Besteht der Aufsichtsrat aus mehr als fünf Mitgliedern, ist zur Prüfung und Vorbereitung der Feststellung des Jahresabschlusses, des Vorschlags für die Gewinnverteilung und des Lageberichts ein Prüfungsausschuss zu bestellen. Der Prüfungsausschuss hat auch einen allfälligen Konzernabschluss zu prüfen sowie einen Vorschlag für die Auswahl des Abschlussprüfers zu erstatten und darüber den Aufsichtsrat zu berichten.";
   d) § 14 (Die Hauptversammlung) durch Anfügung eines neuen Abs. (4), wonach die Hauptversammlung auch auszugsweise oder vollständig in Ton und/oder Bild aufgezeichnet und öffentlich übertragen werden kann.
9. Beschlussfassung über die Ermächtigung des Vorstandes, nach den Bestimmungen des § 65 Abs. 1 Ziff. 4 und 8 AktG für die Dauer von 18 Monaten ab dem Datum der Beschlussfassung eigene Aktien bis zu 10% des Grundkapitals der Gesellschaft zu erwerben. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrates für die Veräußerung der eigenen Aktien eine andere Art als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechtes der Aktionäre zu beschließen. Diese Ermächtigung ersetzt die in der Hauptversammlung vom 8. März 2005 beschlossene Ermächtigung zum Rückkauf eigener Aktien.

Zur Teilnahme an dieser ordentlichen Hauptversammlung ist gemäß § 15 der Satzung jeder Aktionär berechtigt, der seine Aktien bis spätestens 31. Mai 2006 während der Geschäftsstunden bei der Gesellschaft, bei einem österreichischen öffentlichen Notar oder bei der Hauptniederlassung eines inländischen Kreditinstitutes bis zur Beendigung der Hauptversammlung hinterlegt. Die Hinterlegungsstellen werden aufgefordert, das Verzeichnis über die hinterlegten Aktien am letzten Hinterlegungstag bei der Gesellschaft (vorab auf Telefax-Nr. +43(1)71707/2121) einzureichen. Die Hinterlegung ist auch dann ordnungsgemäß erfolgt, wenn Aktien mit Zustimmung der zuvor genannten Hinterlegungsstelle für sie bei anderen Kreditunternehmungen bis zur Beendigung der Hauptversammlung im Sperrdepot gehalten werden.

Zur Ausübung des Stimmrechtes durch bevollmächtigte Vertreter ist die Vorlage einer schriftlichen Vollmacht notwendig, die der Gesellschaft vorzulegen ist und von dieser verwahrt wird.

Der Jahresabschluss, der Lagebericht, der Konzernabschluss, der Konzernlagebericht, der Bericht des Aufsichtsrats, der Gewinnverwendungsvorschlag, Abschriften der Anträge zu den Tagesordnungspunkten 2 bis 9, die Lebensläufe zu Tagesordnungspunkt 5 und der Bericht zu Tagesordnungspunkt 9 sind ab sofort am Sitz der Gesellschaft sowie auf deren Website einzusehen. Diese Unterlagen werden auch im Rahmen der Hauptversammlung aufliegen.

Wien, im Mai 2006 314738

Der Vorstand

LEERSEITE

ORDENTLICHE HAUPTVERSAMMLUNG

der

Raiffeisen International Bank-Holding AG
Firmenbuch des Handelsgerichtes Wien FN 122119 m

am 7. Juni 2006

TAGESORDNUNG

1. Vorlage des festgestellten Jahresabschlusses samt Lagebericht und des Konzernabschlusses samt Konzernlagebericht zum 31.12.2005 und dem Bericht des Aufsichtsrates über das Geschäftsjahr 2005.

2. Beschlussfassung über die Verteilung des im Jahresabschluss zum 31.12.2005 ausgewiesenen Bilanzgewinnes.

3. Beschlussfassung über die Entlastung der Mitglieder des Vorstandes und der Mitglieder des Aufsichtsrates für das Geschäftsjahr 2005.

4. Beschlussfassung über die Festsetzung der Vergütung an die Mitglieder des Aufsichtsrates für das Geschäftsjahr 2005.

5. Wahlen in den Aufsichtsrat.

6. Wahl des Abschlussprüfers für den Jahres- und Konzernabschluss für das Geschäftsjahr 2006.

7. Beschlussfassung über den Widerruf der Ermächtigung des Vorstandes gemäß § 169 AktG, das Grundkapital bis zum 08.03.2010 um bis zu EUR 12.917.387,13 auch unter Ausschluss des Bezugsrechtes zu erhöhen unter gleichzeitiger Ermächtigung des Vorstandes, innerhalb von fünf Jahren nach Eintragung der entsprechenden Satzungsänderung im Firmenbuch das Grundkapital um bis zu EUR 217.258.695,65 durch Ausgabe von bis zu 71.385.000 Stück neuen, auf Inhaber lautende Stammaktien gegen Bar- und/oder Sacheinlagen zu erhöhen und den Ausgabekurs sowie die Ausgabebedingungen im Einvernehmen mit dem Aufsichtsrat festzusetzen; Ermächtigung des Aufsichtsrates oder eines hiezu vom Aufsichtsrat bevollmächtigten Ausschusses, Änderungen der Satzung, die sich aus dem genehmigten Kapital ergeben, zu beschließen.

8. Beschlussfassung über die Änderung der Satzung in

a) § 3 (Veröffentlichungen) Abs. (1) (wonach Veröffentlichungen der Gesellschaft neben der Wiener Zeitung auch über eine öffentlich zugängliche Seite im Internet erfolgen können);

b) § 4 (Grundkapital und Aktien) Abs. (5) (genehmigtes Kapital gemäß Hauptversammlungsbeschluss zum 7. Punkt der Tagesordnung);

c) § 10 (Innere Ordnung des Aufsichtsrats) Abs. (7) in der Weise, dass Abs. (7) folgenden Wortlaut erhält: "Besteht der Aufsichtsrat aus mehr als fünf Mitgliedern, ist zur Prüfung und Vorbereitung der Feststellung des Jahresabschlusses, des Vorschlags für die Gewinnverteilung und des Lageberichts ein Prüfungsausschuss zu bestellen. Der Prüfungsausschuss hat auch einen allfälligen Konzernabschluss zu prüfen sowie einen Vorschlag für die Auswahl des Abschlussprüfers zu erstatten und darüber den Aufsichtsrat zu berichten.";

d) § 14 (Die Hauptversammlung) durch Anfügung eines neuen Abs. (4), wonach die Hauptversammlung auch auszugsweise oder vollständig in Ton und/oder Bild aufgezeichnet und öffentlich übertragen werden kann.

9. Beschlussfassung über die Ermächtigung des Vorstandes, nach den Bestimmungen des § 65 Abs. 1 Ziff. 4 und 8 AktG für die Dauer von 18 Monaten ab dem Datum der Beschlussfassung eigene Aktien bis zu 10 % des Grundkapitals der Gesellschaft zu erwerben. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrates für die Veräußerung der eigenen Aktien eine andere Art als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechtes der Aktionäre zu beschließen. Diese Ermächtigung ersetzt die in der Hauptversammlung vom 8. März 2005 beschlossene Ermächtigung zum Rückkauf eigener Aktien.

Wien, im Mai 2006

Bericht des Vorstands

Dr. Herbert Stepic, CEO

Raiffeisen
INTERNATIONAL
Member of RZB Group

Erfahrenes Management Team (I)



Herbert Stepic, CEO
- Human Resources & Training
- Strategy & Acquisitions
- Communications
- Internal Audit
- Legal & Compliance



Martin Grüll, CFO
- Investor Relations
- Group Controlling & Accounting
- Network Asset & Liability Management
- Treasury Coordination
- Corporate Risk Management
- Retail Risk Management



Heinz Wiedner, COO
- Process & Productivity Management
- Organisation & Project Office
- Group IT
- Shared Service Centres & Country Coordination

Erfahrenes Management Team (II)



Aris Bogdaneris, Retail

- Consumer Banking
- SME Banking
- Product Management
- Cards
- Alliances & Insurance



Peter Lennkh, Corporate & Regions

- NWB Services
- Corporate Relationship & Banking Alliances
- Corporate Banking CEE
- Product Development
- Leasing International
- Real Estate Development



Rainer Franz, Board Member

- Training & Executive Development
- (CEO Tatra banka)

Highlights

- Rekord-Börsegang:
  - Größter Börsegang Österreichs
  - Aktie 22-fach überzeichnet
  - 40% des Emmissionsvolumens an Privatanleger
- Aktienkurssteigerung von 70,9% in 2005 und 122,2% ein Jahr nach dem Börsegang
- Rekord-Gewinnwachstum
- Akquisition von 93,5% der Bank Aval, Ukraine
- Akquisition von 100% der Impexbank, Russland

RI – Die führende CEE-Bankengruppe

Marktposition

- Einzigartiges Netzwerk aus Banken und Leasingfirmen in 16 Märkten
- Starke und exzellent eingeführte Marke "Raiffeisen"

Wachstum

- 40 Prozent jährliches Bilanzsummenwachstum über 10 Jahre
- 10 Millionen Kunden

Profitabilität

- Eigenkapitalrendite vor Steuern 2005: 21,8%
- Kosteneffizienz: Cost/Income Ratio von 61,6% zum Jahresende 2005

Strategie

- Klarer Fokus auf Mittelstands- und Privatkunden
- Regionaler Schwerpunkt Südosteuropa und die GUS

Fokus auf attraktive CEE-Märkte

RI in Zentraleuropa gut positioniert[1)]

Kunden	> 10.0 Mio
Geschäftsstellen	> 2,500
Mitarbeiter	> 44,000

Bilanzsumme nach Regionen[2)]


CIS 23%
SEE 34%
CE 43%


Gemeinschaft unabhängiger Staaten "CIS"
Zentraleuropa "CE"
Südosteuropa "SEE"

1) Zahlen per 31.03.2006 exkl. Impexbank
2) Zahlen per 31.12.2005

Starkes und nachhaltiges Wachstumspotenzial in CEE


∅ Zuwachsraten nominelles BIP
2004 – 2007e p. a.
CEE
SE
CIS
19%
12,9%
7,6%
∅ EU-12: 4,04% p. a.
∅ CEE: 11,9% p. a.

Raiffeisen INTERNATIONAL Member of RZB Group

Dynamischer und stetiger Ausbau des Netzwerks



Erfolgreiche Neugründungen...
Ungarn
Polen
Slowakei
Tschechien
Bulgarien
Kroatien
Russland
Rumänien
Ukraine
Serbien und Montenegro
1987
1991
1993
1994
1997
1998
2000
2001
2002
2003
2004
2005
2006
Bosnien und Herzegowina
Rumänien
Slowenien
Kosovo
Belarus
Priorbank
Albanien
Ukraine
Russland
IMPEXBANK
...ergänzt durch gezielte und profitable Akquisitionen.

Akquisition der Bank Aval (Ukraine)

- 93,5% der Anteile an der Bank Aval
- Seit dem 4. Quartal in den Konzern konsolidiert
- Stark wachsender Bankenmarkt (+ 58%)
- Flächendeckendes Filialnetz
- 3,4 Mio. Kunden
- Geschäftsstellen per 31.12.2005: 1.342



Chernigiv
Sumy
Rivne
Ternopil
Lviv
Zhitomyr
Kyiv
Poltava
Kharkiv
Uzhgorod
Ivano -Frankivsk
Khmelnitsky
Vinnitsa
Cherkassy
Dnipropetrovsk
Donetsk
Lugansk
Chernivtsy
Kirovograd
Zaporizhzhya
Mikolaev
Odessa
Kherson
Simferopil
37
37
37
53
132
36
55
37
64
69
38
40
42
38
40
38
104
50
37
40
43
41
72
89

Raiffeisen INTERNATIONAL
Member of RZB Group

Akquisition der Impexbank (Russland)

- 100% der Anteile an der Impexbank
- Klarer Fokus auf das Retailgeschäft (Privatkunden und KMU)
- Landesweit 190 Filialen
- RI größte ausländische Bankengruppe
- Viertgrößtes Filialnetz in Russland
- Stark wachsender Bankenmarkt (+36,6%)



Kaliningrad
Smolensk
Briansk
Zheleznogorsk
Stary Oskol
Belgorod
Taganrog
Anapa
Krasnodar
Krasnoyarsk
Magadan
Vladivostok

Raiffeisen INTERNATIONAL
Member of RZB Group

Filial- und Geschäftsstellenexpansion bis 2008



Slowenien 2005: 13 2008: 14
Tschechien 2005: 50 2008: 60
Polen 2005: 83 2008: 100
Slowakei 2005: 136 2008: 150
Belarus 2005: 43 2008: 63
Ungarn 2005: 99 2008: 132
Kroatien 2005: 39 2008: 55
Russland 2005: 27 2008: 300
Bosnien und Herzegowina 2005: 68 2008: 75
Ukraine 2005: 1.381 2008: 1.381
Serbien und Montenegro 2005: 45 2008: 100
Rumänien 2005: 216 2008: 250
Kosovo 2005: 29 2008: 30
Albanien 2005: 87 2008: 100
Bulgarien 2005: 74 2008: 100
Summe Filialen/Geschäftsstellen* 2005: 2.443 2008: 2.970

* Inkl. Leasing und andere Geschäftsstellen

Bericht des Vorstands

Mag. Martin Grüll, CFO

Raiffeisen
INTERNATIONAL
Member of RZB Group

Finanz-Highlights 2005 (I)

Bilanzsumme in € Mio.


40,8%
40.695
2002
2003
2004
2005

Zusammensetzung des Bilanzsummenwachstums (€ Mrd.)


14,4
0,8
13,6
20,1
1,1
19,0
28,9
2,6
26,3
40,7
5,6
35,1
2002
2003
2004
2005
Organisches Wachstum
Akquisitionen

Raiffeisen INTERNATIONAL Member of RZB Group

Nachhaltiges Wachstum im Kerngeschäft


Ø Kreditwachstum: 44,21%
Ø Einlagenwachstum: 38,52%
8,2
9,4
11,7
12,1
16,2
18,2
24,7
24,9
2002
2003
2004
2005
Forderungen an Kunden in Mrd. €
Verbindlichkeiten gegenüber Kunden in Mrd. €

Finanz-Highlights 2005 (II)

Konzerngewinn in € Mio.

- Gewinn um 82,6% gesteigert
- Gewinn je Aktie verbessert sich um € 0,86 auf € 2,79



382,3
82,6%
2002
2003
2004
2005

Solides Wachstum

Erfolgsrechnung in € Mio.

	2004	2005	Wachstum in %
Zinsüberschuss	803,5	1.202,1	49,6
Kreditrisikovorsorgen	-137,6	-167,3	21,6
Provisionsüberschuss	299,7	406,8	35,8
Handelsergebnis	220,1	300,8	36,6
Verwaltungsaufwendungen	-823,3	-1.162,5	41,2
Gewinn vor Steuern	340,8	568,6	66,8
Konzern-Jahresüberschuss (nach Minderheiten)	209,4	382,3	82,6

CIS und SEE tragen zunehmend zum Ergebnis bei

Regionale Segmente Gewinn vor Steuern 2004


Gemeinschaft unabhängiger Staaten (CIS) 23%
Zentraleuropa (CE) 47%
Südosteuropa (SEE) 30%

Regionale Segmente Gewinn vor Steuern 2005*


Gemeinschaft unabhängiger Staaten (CIS) 27%
Zentraleuropa (CE) 40%
Südosteuropa (SEE) 33%

* Inkl. Bank Aval, exkl. Impexbank

Beitrag des Segments Retail steigt weiter

Geschäftssegmente Gewinn vor Steuern 2004


Retail Customers 13%
Treasury, Participations and Others 21%
Corporate Customers 66%

Geschäftssegmente Gewinn vor Steuern 2005


Retail Customers 21%
Treasury, Participations and Others 20%
Corporate Customers 59%

Finanz-Highlights 2005 (III)

Eigenkapitalrendite vor Steuern


21,8%
2002
2003
2004
2005

Cost/Income Ratio


61,6%
2002
2003
2004
2005

Highlights des ersten Quartals 2006

Bestes Quartalsergebnis seit Bestehen der Raiffeisen International

- Konzernperiodengewinn steigt um 34% auf € 124 Mio (1-3/2005 € 93 Mio)
- Forderungen an Kunden erhöhen sich um 46% gegenüber Q1 2005
- GUS tragen nunmehr 30% zum Periodengewinn vor Steuern bei (1-3/2005 23%)
- Eigenkapitalrendite vor Steuern 23,7% (1-3/2005 24,7%)
- Cost/Income Ratio 58,4% (1-3/2005 59,9%)
- Kundenzahl überspringt die 10-Millionen-Marke und wächst zur Zeit um 100,000 pro Monat

Ausblick

- Wir erwarten mittelfristig ein starkes Ertragswachstum in der GUS-Region, insb. in der Ukraine und Russland. Kurzfristig werden die akquisitionsbedingten Restrukturierungsmaßnahmen (Bank Aval und Impexbank) allerdings das Ergebnis belasten.
- Wir schätzen das Geschäftspotenzial in Südosteuropa (SEE) weiterhin optimistisch ein, allerdings wegen der von Aufsichtsbehörden gesetzten Restriktionen betreffend das Kreditwachstum etwas zurückhaltender.
- In Zentraleuropa werden wir uns neben dem traditionellen Geschäft zunehmend auf das schnell wachsende Segment der Asset Management Produkte konzentrieren.
- Wir erwarten ein Bilanzsummenwachstum von mindestens 20 Prozent p.a. bis 2008. Das stärkste Wachstum erwarten wir in den GUS-Ländern, zum Teil aufgrund der dort getätigten Akquisitionen.
- Für 2006 gehen wir ohne Berücksichtigung der *Impexbank* und dem Verkauf der Raiffeisenbank Ukraine von einem Zuwachs von mehr als 25 Prozent beim Konzernjahresüberschuss (€ 382 Mio. 2005) aus.

Aktienkursentwicklung

- Vom IPO bis Jahresende 2005 70,9% Wertzuwachs
- Vom IPO bis zum 6. Juni 2006 xxx,x% Wertzuwachs

Chart läuft bis 1 Tag vor HV



Emissionskurs von € 32,50 = Indexbasis
80€
75
70
65
60
55
50
45
40
35
30
Mai
Jun
Jul
Aug
Sep
Okt
Nov
Dez
Jän
Feb
Mär
Apr
Mai
Raiffeisen International
ATX (relativ zu RI)
DJ EURO STOXX Banks (relativ zu RI)

Veränderungen in der Aktionärsstruktur

Aktionärsstruktur nach IPO


Privatinvestoren
10%
Institutionelle Investoren
20%
RZB
70%

Aktionärsstruktur per Ende 2005


Privatinvestoren
8%
Institutionelle Investoren
22%
RZB
70%

LEERSEITE

SATZUNGSGEGENÜBERSTELLUNG

Bisherige Fassung	Neue Fassung
§ 3 (1) Veröffentlichungen der Gesellschaft erfolgen im „Amtsblatt der Wiener Zeitung".	Veröffentlichungen der Gesellschaft erfolgen im „Amtsblatt der Wiener Zeitung". Veröffentlichungen können auch über eine öffentlich zugängliche Seite im Internet erfolgen, soweit damit den gesetzlichen Vorschriften entsprochen wird.
§ 4 (5) Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrates das Grundkapital gegen Bareinzahlung oder Sacheinlage bis längstens 8. März 2010 um bis zu EUR 12.917.389,13, allenfalls in mehreren Tranchen, durch Ausgabe von bis zu 4.244.285 Stück auf Inhaber lautende Stammaktien zu erhöhen, wobei der Ausgabekurs, die Ausgabebedingungen einschließlich des Beginns der Dividendenberechtigung und der Ausschluss des Bezugsrechts vom Vorstand mit der Zustimmung des Aufsichtsrates festgesetzt werden. Der Aufsichtsrat oder ein hiezu vom Aufsichtsrat bevollmächtigter Ausschuss ist ermächtigt, Änderungen in der Fassung der Satzung zu beschließen, die sich durch die Ausgabe von Aktien aus dem genehmigten Kapital ergeben.	Der Vorstand ist ermächtigt innerhalb von fünf Jahren nach Eintragung der entsprechenden Satzungsänderung im Firmenbuch das Grundkapital um bis zu EUR 217.258.695,65 durch Ausgabe von bis zu 71.385.000 Stück neuen, auf Inhaber lautende Stammaktien gegen Bareinzahlung und/oder Sacheinlage, allenfalls in mehreren Tranchen, zu erhöhen, und den Ausgabekurs sowie die Ausgabebedingungen im Einvernehmen mit dem Aufsichtsrat festzusetzen. Der Aufsichtsrat oder ein hiezu vom Aufsichtsrat bevollmächtigter Ausschuss ist ermächtigt, Änderungen in der Fassung der Satzung zu beschließen, die sich durch die Ausgabe von Aktien aus dem genehmigten Kapital ergeben.
§ 10 (7) Der Aufsichtsrat ist bei Vorliegen von mehr als fünf Mitgliedern verpflichtet, einen Ausschuss zur Prüfung und Vorbereitung des Jahresabschlusses, des Vorschlags für die Gewinnverteilung und des Lageberichts gemäß § 92 AktG zu bestellen. Diesem Ausschuss haben mindestens 3, höchstens jedoch 5 Mitgliedern anzugehören.	Besteht der Aufsichtsrat aus mehr als fünf Mitgliedern, ist zur Prüfung und Vorbereitung der Feststellung des Jahresabschlusses, des Vorschlags für die Gewinnverteilung und des Lageberichts ein Prüfungsausschuss zu bestellen. Der Prüfungsausschuss hat auch einen allfälligen Konzernabschluss zu prüfen sowie einen Vorschlag für die Auswahl des Abschlussprüfers zu erstatten und darüber dem Aufsichtsrat zu berichten.

Bisherige Fassung	Neue Fassung
§ 14 (4)	Die Gesellschaft ist berechtigt, die Hauptversammlung in Ton und/oder Bild aufzuzeichnen und zu übertragen. Ob und in welcher Form eine Übertragung der Hauptversammlung durchgeführt wird, bestimmt der Vorsitzende der Hauptversammlung.

Bericht des Vorstandes

der Raiffeisen International Bank-Holding AG, Wien

zum Tagesordnungspunkt 9

der ordentlichen Hauptversammlung am 7. Juni 2006

Bericht gemäß § 65 Abs. 1b AktG iVm § 153 Abs. 4 AktG über den Ausschluss des Bezugsrechtes der Aktionäre bei einer Veräußerung von gemäß § 65 AktG erworbenen eigenen Aktien

In der ordentlichen Hauptversammlung am 7. Juni 2006 der Raiffeisen International Bank-Holding AG („RI") soll unter Tagesordnungspunkt 9 dem Vorstand der RI die Ermächtigung erteilt werden, eigene Aktien der Gesellschaft gemäß § 65 Abs 1 Z 4 und Z 8 AktG zu erwerben; der Anteil der zu erwerbenden und der bereits erworbenen eigenen Aktien darf 10 % des Grundkapitals nicht übersteigen. Der Vorstand der RI soll weiters ermächtigt werden, mit Zustimmung des Aufsichtsrates zur Veräußerung der eigenen Aktien eine andere Art als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechtes der Aktionäre zu beschließen. Diese Ermächtigung soll die in der Hauptversammlung vom 8. März 2005 diesbezüglich erteilte Ermächtigung zum Rückkauf bzw. zur Veräußerung eigener Aktien ersetzen, die mit 8. September 2006 befristet ist.

Die Gesellschaft ist im Falle eines Erwerbs eigener Aktien in der Lage, die gemäß § 225 Abs 5 HGB vorgeschriebene Rücklage für eigene Anteile zu bilden, ohne dass das Nettoaktivvermögen das Grundkapital und eine nach Gesetz oder Satzung gebundene Rücklage unterschreitet. Der Ausgabebetrag auf sämtliche ausgegebenen Aktien wurde voll eingezahlt sein.

Der Vorstand erstattet entsprechend den gesetzlichen Bestimmungen gemäß § 153 Abs. 4 AktG iVm § 65 Abs. 1b AktG den nachfolgenden Bericht über den möglichen Ausschluss des Bezugsrechtes der Aktionäre im Zusammenhang mit einer Veräußerung von gemäß § 65 AktG zulässig erworbenen eigenen Aktien.

<u>1. Ermächtigung zum Erwerb und Veräußerung gemäß § 65 Abs. 1 Z 4 AktG:</u>

Die Beteiligung von Mitarbeitern an der Gesellschaft erhöht die Identifikation der Mitarbeiter mit der RI bzw. der RI-Gruppe. Die Aktienbeteiligung stellt einen über leistungsorientierte Gehaltsbestandteile hinausgehenden Leistungsanreiz dar und soll Schlüsselkräfte an die RI-Gruppe dadurch binden, dass sie von einer positiven Entwicklung der RI-Gruppe profitieren können.

Der Vorstand der RI hat daher mit Zustimmung des Aufsichtsrates bereits im August 2005 ein so genanntes „Share Incentive Program" („SIP") eingerichtet, das - ähnlich einer klassischen Aktienoption - den Begünstigten das Recht einräumt, bedingt durch das Erreichen der im SIP festgelegten Performancekriterien nach Ablauf einer Bindungsfrist von RI eine bestimmte Anzahl an RI-Aktien zugeteilt zu erhalten. Die näheren Bedingungen des SIP wurden am 9. August 2005, 13. August 2005 und 24. August 2005 in der Wiener Zeitung veröffentlicht und sind auf der Website der Gesellschaft abrufbar.

Der Vorstand geht davon aus, dass es auch in Zukunft sinnvoll sein wird, den SIP oder ähnliche Programme durchzuführen; die Festsetzung aller Bedingungen der Veräußerung darf nur mit Zustimmung des Aufsichtsrates oder eines vom Aufsichtsrat dazu ermächtigten Ausschusses erfolgen.

Zur Bedienung der mit dem SIP (oder ähnlicher künftiger Programme) den Begünstigten eingeräumten Rechte auf eine bedingte Zuteilung von RI-Aktien ist es - insoweit die Gesellschaft nicht von ihrem Recht zur Barablöse Gebrauch machen will - sinnvoll, wenn nicht wirtschaftlich geboten, dass die Gesellschaft eigene Aktien zum Zweck der Weitergabe an den Kreis der Begünstigten erwirbt.

Die Veräußerung bzw. Zuteilung von solcherart erworbenen Aktien der RI an Arbeitnehmer, leitende Angestellte und Mitglieder des Vorstands der Gesellschaft und der mit ihr verbundenen Unternehmen bringt zwar mittelbar einen Effekt mit sich, der mit dem Ausschluss des Bezugsrechtes der Aktionäre vergleichbar ist, stellt jedoch gemäß § 153 Abs 5 AktG von Gesetzes wegen einen ausreichenden Grund für die Veräußerung „auf andere Art als über die Börse oder durch öffentliches Angebot" dar.

2. Ermächtigung zum Erwerb und Veräußerung gemäß § 65 Abs. 1 Z 8 AktG:

In der Strategie der Gesellschaft nimmt die Expansion in Mittel- und Osteuropa auch durch künftige Akquisitionen einen bedeutenden Platz ein; das schließt den Erwerb bestehender Unternehmen, Betriebe, Teilbetriebe oder Anteile an Gesellschaften zur Vorbereitung eines Markteintritts oder zur Festigung einer bereits bestehenden Marktstellung mit ein, um so einen rascheren Markteintritt zu ermöglichen, wobei auf einem bereits bestehenden Kundenstock aufgebaut werden kann und mit dem lokalen Markt vertraute Mitarbeiter übernommen werden.

Beim Erwerb von Unternehmen, Betrieben, Teilbetrieben oder Anteilen an Gesellschaften kann es zweckmäßig oder notwendig sein, eigene Aktien als Gegenleistung zu verwenden oder als Gegenleistung auszugeben, um entweder Aktionäre von Zielgesellschaften abzufinden oder wenn es der Verkäufer vorzieht, anstelle von Bargeld Aktien der RI zu erhalten.

Es ist daher situationsabhängig denkbar, dass durch die Gewährung eigener Aktien strategisch wichtige Transaktionen entweder überhaupt erst ermöglicht oder auch ein günstigerer Kaufpreis erzielt wird als bei Barzahlung. Weiters würde jedenfalls der Liquiditätsbedarf einer derartigen Akquisition reduziert und die Abwicklung der Transaktion beschleunigt werden, da bestehende Aktien verwendet werden können und nicht erst im Wege einer Kapitalerhöhung neues Kapital beschafft werden muss.

Als Bestandteil der Bedingungen des Erwerbs einer Beteiligung dürfte die Veräußerung der eigenen Aktien sowie die Festsetzung der Bedingungen der Veräußerung auf der Grundlage des Aktiengesetzes, der Satzung und der Geschäftsordnung für den Aufsichtsrat und den Vorstand in diesen Fällen nur mit der Zustimmung des Aufsichtsrates erfolgen.

Zusammenfassung:

Bei Vorliegen der in diesem Bericht beschriebenen Voraussetzungen ist der durch die Veräußerung der eigenen Aktien mittelbar bewirkte Ausschluss des Bezugsrechtes nach Meinung des Vorstandes erforderlich, gerechtfertigt und verhältnismäßig.

Aus den vorstehend angeführten Gründen soll der Vorstand daher von der Hauptversammlung gemäß § 65 Abs. 1b AktG ermächtigt werden, eigene Aktien auf andere Weise als über die Börse oder durch öffentliches Angebot zu veräußern.

Wien, im Mai 2006

Welcome to the Annual General Meeting of Raiffeisen International Bank-Holding AG


Raiffeisen
INTERNATIONAL
Member of RZB Group

Report of the Managing Board

Dr. Herbert Stepic, CEO

Raiffeisen
INTERNATIONAL
Member of RZB Group

An Experienced Management Team (I)



Herbert Stepic, CEO
- Human Resources
- Strategy & Acquisitions
- Communications
- Internal Audit
- Legal & Compliance



Martin Grüll, CFO
- Investor Relations
- Controlling & Accounting
- Treasury & ALM
- Risk Management



Heinz Wiedner, COO
- Process- & Productivity Management
- Project Office
- Group IT
- Shared Service Centres & Country Coordination

An Experienced Management Team (II)



Aris Bogdaneris, Retail
- Consumer Banking
- SME Business
- Product Management
- Cards
- Insurances



Peter Lennkh, Corporate & Regions
- Corporate Relationships
- Network Bank Services
- Bank Cooperation
- Product Development
- Leasing
- Real Estate Business



Rainer Franz, Board Member
- Training & Executive Development
- (CEO Tatra banka)

Highlights

- Record IPO:
  - Largest IPO in Austria
  - Order book 22 times over-subscribed
  - 40% of issue volume to private investors
- Share price increase of 70.9% in 2005 und 122.2% one year after IPO
- Record profit growth
- Acquisition of 93.5% of Bank Aval, Ukraine
- Acquisition von 100% of Impexbank, Russia (January 2006)

RI – The Leading Pure Play CEE Banking Group

Market position

- Unique network of banks and leasing companies in 16 markets
- Strong and well-known brand "Raiffeisen"

Growth

- 40% growth of balance-sheet total in 10 years
- 10 million customers

Profitability

- Pre-tax return on equity in 2005: 21.8%
- Cost efficiency: cost/income ratio of 61.6% at year-end 2005

Strategy

- Clear focus on middle market and retail customers
- Regional focus on SEE and CIS

Focus on Attractive CEE Markets

RI well positioned in CEE region[1)]

Customers	> 10.0 mn
Outlets	> 2,500
Staff	> 44,000

Total Assets Split by Regions[2)]



CIS
23%
SEE
34%
CE
43%



Commonwealth of Independent States "CIS"
Central Europe "CE"
Southeastern Europe "SEE"

1) Figures at 31/03/2006, excl. Impexbank
2) Figures at 31/12/2005

Strong and Sustainable Growth Potential in CEE



Ø Growth Rate of Nominal GDP
2004 – 2007 p.a.
CIS
SEE
CE
19%
12.9%
7.6%
Ø EU-12: 4.04% p. a.
Ø CEE: 11.9% p. a.

Dynamic and Continuous Network Expansion



Hungary
Poland
Czech Republic
Bulgaria
Russia
Ukraine
Serbia and Montenegro
Slovakia
Croatia
Romania
1987
1991
1993
1994
1997
1998
2000
2001
2002
2003
2004
2005
2006
Bosnia and Herzegovina
Slovenia
Kosovo
Belarus
Ukraine
Russia
Romania
Albania
AVAL BANK
IMPEXBANK

Successful "green field" strategy ...

...complemented by targeted and profitable acquisitions.

Acquisition of Bank Aval (Ukraine)

- 93.5% of shares in Bank Aval
- Since fourth quarter consolidated in the Group financial results
- Fast growing banking market (+ 58%)
- Branch network covers entire country
- 3.4 mn customers
- 1,342 Outlets



Lutsk
39
Rivne
37
Chernigiv
37
Sumy
36
Ternopil
Lviv
Zhitomyr
53
Kyiv
132
Poltava
64
Kharkiv
69
Uzhgorod
55
Ivano -Frankivsk
37
Khmelnitsky
38
Cherkassy
38
Dnipropetrovsk
104
Donetsk
80
Lugans
42
40
42
Chernivtsy
37
Vinnitsa
40
Kirovograd
38
Zaporizhzhya
41
Mikolaev
40
Odessa
72
Kherson
43
Simferopil
88

Acquisition of Impexbank (Russia)

- 100% of shares in Impexbank
- Clear focus on retail business (private individuals and SMEs)
- 190 branches throughout the country
- RI largest foreign banking group
- Fourth-largest branch network in Russia
- Fast growing banking sector (+36.6%)



Kaliningrad
Saint Petersburg
Smolensk
Cherepovets
Kaluga
Moscow
Briansk
Yaroslav
Orel
Tula
Ivanovo
Kirov
Surgut
Zheleznogorsk
Stary Oskol
Lipetsk
Nizhni Novgorod
Belgorod
Voronezh
Saransk
Perm
Saratov
Kazan
Izhevsk
Ekaterinburg
Taganrog
Volgograd
Zlatoust
Samara
Anapa
Rostov-on-the-Don
Cheliabinsk
Omsk
Krasnodar
Stavropol
Novosibirsk
Tomsk
Krasnoyarsk
Essentuki
Barnaul
Irkutsk
Yakutsk
Magadan
Petropavlovsk-Kamchatskiy
Khabarovsk
Blagoveshchensk
Vladivostok

Raiffeisen INTERNATIONAL
Member of RZB Group

Outlook

- We expect a strong medium-term growth of earnings in the CIS region, especially in the Ukraine and Russia. However, restructuring measures (Bank Aval and Impexbank) will be a short-term burden on the result.
- We continue to judge the potential for business in Southeastern Europe (SEE) optimistically, but somewhat more cautiously on account of restrictions on credit growth prescribed by supervisory authorities.
- In Central Europe (CE) we are increasingly focusing on the fast growing segment of asset management products, in addition to the traditional business.
- We expect a minimum 20% growth p.a. for the balance-sheet total up to 2008.
  We see the strongest growth in the CIS countries, partly because of the acquisitions made there.
- For 2006 we expect an increase of more than 25% in our consolidated profit (2005: € 382 mn), excluding Impexbank results and the sale of Raiffeisenbank Ukraine.

Report of the Managing Board

Mag. Martin Grüll, CFO

Raiffeisen
INTERNATIONAL
Member of RZB Group

Financial Highlights 2005 (I)



Balance-Sheet Total in € mn
14,381
20,063
28,907
40,695
40.8%
2002
2003
2004
2005



Overview of
Balance-Sheet Total in € bn
14.4
0.8
13.6
20.1
1.1
19.0
28.9
2.6
26.3
40.7
5.6
35.1
2002
2003
2004
2005
Organic growth
Acquisitions

Raiffeisen INTERNATIONAL Member of RZB Group

Sustainable Growth of Core Business


Ø Growth of loan volume: 44.2%
Ø Growth of deposits: 38.5%
8.2
9.4
11.7
12.1
16.2
18.2
24.7
24.9
2002
2003
2004
2005
Loans to customers in € bn
Deposits from customers in € bn

Financial Highlights 2005 (II)

Consolidated Profit in € mill.

- Profit increased by 82.6%
- Profit per share increased by € 0.86 to € 2.79



103.5
178.7
209.4
382.3
82.6%
2002
2003
2004
2005

Solid Growth

Income Statement in € million

	2004	2005	Growth in %
Net interest income	803.5	1,202.1	49.6
Provisioning for loan losses	-137.6	-167.3	21.6
Net commission income	299.7	406.8	35.8
Trading profit / (loss)	220.1	300.8	36.6
General administrative expenses	-823.3	-1,162.5	41.2
Profit before tax	340.8	568.6	66.8
Profit after tax (after minority interests)	209.4	382.3	82,6

CIS and SEE Provide Increasing Profit Contributions

Regional Segment Break-Down Profit before Tax 2004


Common-
wealth of
Independent
States (CIS)
23%
Central Europe
(CE) 47%
Southeastern
Europe (SEE)
30%

Regional Segment Break-Down Profit before Tax 2005*


Common-
wealth of
Independent
States (CIS)
27%
Central
Europe (CE)
40%
Southeastern
Europe
(SEE) 33%

* incl. Bank Aval, excl. Impexbank

Contribution of Retail Sector Continues to Increase

Business Segments
Profit before Tax 2004


Retail Customers
13%
Treasury, Participations and Others
21%
Corporate Customers
66%

Business Segments
Profit before Tax 2005


Retail Customers
21%
Treasury, Participations and Others
20%
Corporate Customers
59%

Financial Highlights 2005 (III)

Return on Equity before Tax



19.9%
24.1%
22.2%
21.8%
2002
2003
2004
2005

Cost/Income Ratio



70.3%
64.7%
63.5%
61.6%
2002
2003
2004
2005

Highlights of First Quarter 2006

Best Result for a Quarter in the History of Raiffeisen International

- Consolidated profit for first quarter up by 34% to € 124 mn (1-3/2005: € 93 mn)
- Loans to customers up by 46% compared to Q1 2005
- CIS now contributes 30% to pre-tax profit for first quarter (1-3/2005: 23%)
- Pre-tax return on equity 23.7% (1-3/2005: 24.7%)
- Cost/Income Ratio 58.4% (1-3/2005: 59.9%)
- Customer numbers exceed 10-million mark and currently grow by 100,000 per month.

Changes in Shareholder Structure

Shareholder Structure after IPO


Private investors
10%
Institutional
investors
20%
RZB
70%

Shareholder Structure at Year-End 2005


Private investors
8%
Institutional
investors
22%
RZB
70%

Share Price Development

- Between IPO and year-end 2005: 70.9% growth in value
- Between IPO and 6 June 2006: 102.8% growth in value



Index base = € 32.50 (issue price)
80€
75
70
65
60
55
50
45
40
35
30
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec 05
Jan
Feb
Mar
Apr
May
Jun
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Thank you for your attention!


Raiffeisen
INTERNATIONAL
Member of RZB Group

Raiffeisen
INTERNATIONAL
Member of RZB Group





Third Quarter Report 2006



Total assets exceed 50 bn €

Survey of key data

Raiffeisen International Group Monetary values in € mn	2006	2005	Change
Income Statement	**1/1-30/9**	**1/1-30/9**	
Net interest income after provisioning	1,021.4	721.6	41.5%
Net commission income	660.9	281.3	135.0%
Trading profit	111.9	198.2	(43.6)%
General administrative expenses	(1,156.4)	(782.8)	47.7%
Profit before tax	752.6	416.4	80.7%
Profit after tax	611.3	334.9	82.5%
Consolidated profit (after minorities)	539.3	279.1	93.3%
Balance sheet	**30/9**	**31/12**	
Loans and advances to banks	7,307	5,794	26.1%
Loans and advances to customers	32,511	24,714	31.6%
Deposits from banks	12,766	10,236	24.7%
Deposits from customers	30,102	24,890	20.9%
Equity (incl. minorities and profit)	3,824	3,277	16.7%
Balance sheet total	50,329	40,695	23.7%
Performance	**1/1-30/9**	**1/1-31/12**	
Return on equity (ROE) before tax	30.6%	21.8%	8.8 PP
Return on equity (ROE) after tax	24.9%	17.6%	7.3 PP
Consolidated return on equity	26.1%	17.2%	8.9 PP
Cost/income ratio	56.9%	61.6%	(4.7) PP
Return on assets (ROA) before tax	2.24%	1.68%	0.56 PP
Net provisioning ratio (risk-weighted assets)	1.01%	0.81%	0.20 PP
Risk/earnings ratio	18.3%	13.9%	4.4 PP
Regulatory information*	**30/9**	**31/12**	
Risk-weighted assets, incl. market risk	38,914	29,914	30.1%
Total own funds	3,262	2,938	11.0%
Own funds requirement	3,113	2,393	30.1%
Excess cover	4.8%	22.8%	(18.0) PP
Core capital ratio (Tier 1), banking book	7.2%	9.0%	(1.8) PP
Core capital ratio (Tier 1), incl. market risk	6.5%	8.0%	(1.5) PP
Own funds ratio	8.4%	9.8%	(1.4) PP
Stock data	**30/9**	**30/9**	
Earnings per share in €	3.78	2.06	1.72 €
Price in €	84.00	55.55	59.1%
High/low (closing prices) per share in €**	84.00/ 57.80	55.55/39.25	-
Number of shares outstanding	142,770,000	142,770,000	-
Market capitalization	11,992	7,931	59.1%
Resources	**30/9**	**31/12**	
Number of employees on balance sheet date	52,079	43,614	19.4%
Business outlets	2,775	2,443	13.6%

* According to the Austrian Banking Act (Bankwesengesetz, BWG), Raiffeisen International is part of the RZB Group and is not subject to the provisions of the BWG.

** 1/1/06 to 30/9/06 and 25/4/05 to 30/9/05

Highlights

Further rise of profitability

Raiffeisen International Bank-Holding AG shows another record result with consolidated profit of € 539 million after three quarters in 2006. This includes an extraordinary earnings component from the sale of *JSC Bank TuranAlem (BTA)*. Our balance sheet total surpassed € 50 billion for the first time. Our profitability improved further with an ROE before tax of 26.5 per cent (excluding one-off effect) and a cost/income ratio of 56.9 per cent.

Setting price early will speed up integration of Impexbank

We have reached agreement with the former owners of *JSC Impexbank* to move up the date of the final payment for the purchase of Impexbank. At the time of the acquisition, we agreed to pay the purchase price in two tranches. The first tranche of USD 500 million was paid at the transaction's closing in May 2006. An amount of up to USD 50 million was to be paid in 2007 for the second tranche. The final payment of the second tranche has now been set at USD 25 million. For the real estate of the future headquarters, an additional purchase price of USD 30.2 million has been paid on the basis of an independent appraisal. Setting the price earlier will enable us to speed up the integration of Impexbank with *ZAO Raiffeisenbank Austria*. The legal merger is planned for 2007.

Raiffeisen International sells minority stake in Bank TuranAlem

On 23 August 2006, we signed a contract to sell our minority stake in *JSC Bank TuranAlem* in Kazakhstan. The 7.7 per cent stake in BTA has been sold to a Stockholm-based consortium of investors for € 136.5 million. A sale had been an option for some months if long negotiations with the other BTA shareholders about the acquisition of a majority stake did not conclude successfully. Kazakhstan nevertheless remains an attractive market for us, which our position as one of the top three leasing companies there documents.

Contents

Overview of Raiffeisen International

Raiffeisen International is one of the leading banking groups in Central and Eastern Europe. At the end of September, 17 banks and numerous leasing companies belonged to our network in 16 markets. We also have representative offices in Moldavia and Lithuania. Our network banks are among the top 3 banks in 8 markets and are the market leader in Albania and in Serbia. Altogether, we were serving 11.7 million customers in 2,775 business outlets at the end of the third quarter.

Data as of 30 September 2006	*Balance sheet total in € mn*	*Change**	*Business outlets*	*Staff*	*Operating since (year of takeover)*
Raiffeisen Bank, Hungary	*5,746*	*17.0%*	*112*	*2,513*	*1987*
Raiffeisen Bank Polska, Poland	*3,346*	*17.0%*	*86*	*2,053*	*1991*
Tatra banka, Slovakia	*5,242*	*7.8%*	*143*	*3,340*	*1991*
Raiffeisenbank, Czech Republic	*2,976*	*13.6%*	*50*	*1,187*	*1993*
Raiffeisenbank Bulgaria, Bulgaria	*1,657*	*15.4%*	*102*	*1,763*	*1994*
Raiffeisenbank Austria, Croatia	*4,167*	*7.0%*	*46*	*1,663*	*1994*
Raiffeisenbank Austria, Russia	*5,502*	*40.5%*	*37*	*2,252*	*1997*
Raiffeisenbank Ukraine, Ukraine	*1,585*	*28.8%*	*42*	*1,759*	*1998*
Raiffeisen Bank, Romania	*3,570*	*17.9%*	*245*	*4,708*	*1998 (2001)*
Raiffeisen Bank Bosna i Hercegovina, Bosnia and Herzegovina	*1,541*	*19.8%*	*74*	*1,257*	*1992 (2000)*
Raiffeisen banka, Serbia	*1,878*	*33.1%*	*56*	*1,587*	*2001*
Raiffeisen Krekova banka, Slovenia	*909*	*(0.2)%*	*14*	*352*	*1992 (2002)*
Raiffeisen Bank Kosovo, Kosovo	*357*	*35.4%*	*32*	*433*	*2001 (2002)*
Priorbank, Belarus	*778*	*21.3%*	*58*	*1,892*	*1989 (2003)*
Raiffeisen Bank, Albania	*1,654*	*0.2%*	*91*	*1,214*	*1992 (2004)*
Raiffeisen Bank Aval, Ukraine	*4,079*	*20.6%*	*1,330*	*17,069*	*1992 (2005)*
Impexbank, Russia	*1,696*	*-*	*205*	*5,405*	*1993 (2006)*
Subtotal (network banks)	***46,681***	***21.9%***	***2,723***	***50,447***	
Raiffeisen-Leasing International (subgroup)	*2,797*	*22.6%*	*49*	*1,190*	*-*
Other/consolidation	*852*	*-*	*3*	*442*	*-*
Total (Raiffeisen International)	***50,329***	***23.7%***	***2,775***	***52,079***	*-*

** Growth in local currencies differs because of movements in exchange rates versus the euro. The change refers to 31/12/05.*

Raiffeisen International is listed on the Vienna Stock Exchange. With a 70 per cent stake, *Raiffeisen Zentralbank Österreich AG (RZB)* is our main shareholder; the other 30 per cent is in free float. With a balance sheet total of € 103.2 billion as of 30 June 2006, RZB is Austria's third-largest bank and the central institution of *Raiffeisen Bankengruppe (RBG)*, the largest banking group in Austria.

Raiffeisen International-Stock

After a turbulent second quarter, our stock's price started to advance strongly and closed the third quarter at € 84.00. Our second Capital Markets Day for analysts and investors took place on 13 October in Kiev, Ukraine. We welcomed private investors and potential shareholders to the Gewinn-Messe (Gewinn Trade Fair) in Vienna from 19 to 21 October 2006 and provided information about our stock and our company.

Raiffeisen International stock beats the market

Our stock started the third quarter at an opening price of € 67.50 and rose € 16.50 to € 84.00 at the end of the quarter. That represents a value gain of 51 per cent since the beginning of the year and again reflects the shareholders' great confidence in our business strategy. As in the first quarter of this year, our stock's price performance beat the Austrian market's and that of national and international competitors. We can also draw a very positive balance in comparison with the preceding year. Our stock's price has advanced 51 per cent since the end of the third quarter of 2005, and our market capitalization has thus increased by € 4.1 billion to almost € 12 billion.

Price performance compared with ATX and DJ EURO STOXX Banks



Index base = € 32.50 (issue price)
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Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Strong interest in 2nd Capital Markets Day

More than 110 analysts and investors from major financial centers around the world accepted invitations to our 2nd Capital Markets Day on 13 October 2006. The event took place in Kiev, the capital of Ukraine, and thus for the first time in one of the 15 Central and Eastern European markets in which we have a bank. This selection of venue underscores, for one thing, the top position of Raiffeisen International in the Commonwealth of Independent States CIS. For another, it emphasizes the importance of the former *Bank Aval*, the largest acquisition in our group's history, now operating as *Raiffeisen Bank Aval.*

Herbert Stepic, CEO of Raiffeisen International, opened the series of presentations with a speech entitled "Strengthening Key Value Drivers." For the first time, the local management from the network banks also presented on the progress made in transforming Bank Aval (Ukraine) and integrating Impexbank (Russia). Furthermore, our board members reported extensively on strategically important projects such as the sales force effectiveness program for the retail segment, asset management and insurance, central procurement and process management, and the mid-market offensive for corporate customers. Risk management and a new outlook (see page 13 in this report) were also on the agenda. Immediately following the presentations, there was a lively exchange of information between participants and management.

As in the previous year, we collected all the presentations and other information in a handbook for the conference participants that can also be downloaded from our website at www.ri.co.at → Investor Relations → RI Facts & Figures → Capital Markets Day

Share key figures and details

Number of shares on 30 September 2006	*142,770,000*
Price on 30 September 2006	*€ 84.00*
High/low (closing prices) in the third quarter	*€ 84.00 / € 63.37*
Market capitalization as of 30 September 2006	*€ 11.99 billion*
Earnings per share after three quarters in 2006	*€ 3.78*
Average daily turnover (single counting) in the third quarter	*194,475 shares*
Stock exchange turnover (single counting) in the third quarter	*€ 890 million*

Type of stock	*Common*
Stock exchange	*Vienna*
Market segment	*Prime Market*
ISIN	*AT0000606306*
Ticker symbols	*RIBH (Vienna Stock Exchange)* *RIBH AV (Bloomberg)* *RIBH.VI (Reuters)*

Investor relations contact

E-mail: investor.relations@ri.co.at, website: www.ri.co.at → Investor Relations
Phone: +43 (1) 71 707 2089, Fax: +43 (1) 71 707 2138

Raiffeisen International Bank-Holding AG, Investor Relations
Am Stadtpark 9, 1030 Vienna, Austria

Business Development

Balance sheet total surpasses € 50 billion for the first time

Thanks to strong growth of our balance sheet total in the third quarter, we surpassed an amount of € 50 billion for the first time in September 2006. Since the end of last year, Raiffeisen International's balance sheet total has increased by 24 per cent, or € 9.6 billion, to € 50.3 billion. The main part of that plus is due to lending growth, which grew by 32 per cent, or € 7.8 billion. Retail customers accounted for just under 60 per cent of the growth.

With the first consolidation of Impexbank and the REM Group, € 1.9 billion are attributable to changes in the scope of consolidation. Due to significant devaluation of some CEE currencies (especially the Hungarian forint, Ukrainian hryvna, and Polish zloty), the balance sheet total declined by € 0.6 billion. So, organic growth adjusted for both these factors came to more than € 8.3 billion, 20 per cent.

Earnings in third quarter with one-off effect

A very positive interim balance may be drawn after three quarters in 2006. Raiffeisen International already booked consolidated profit for the period of € 539 million by the end of the third quarter. It achieved consolidated profit in the third quarter (after tax and minority interests) of € 250 million. That includes as a one-off effect the sale of an almost 8 per cent stake in *JSC Bank TuranAlem*, Kazakhstan, which netted € 102 million. Without that one-off effect, the quarterly result would be of comparable size to the second quarter's. Compared with the third quarter of 2005, there were the following major changes in the scope of consolidation. *JSPP Bank Aval*, Kiev, (renamed Raiffeisen Bank Aval) was consolidated for the first time in the fourth quarter of 2005, as were *JSC Impexbank*, Moscow, and *Raiffeisen Real Estate Management Zrt.*, Budapest – a Hungarian real estate project development company – together with its project subsidiaries (*REM Group*), in the second quarter of 2006.

CIS makes largest earnings contribution

The Commonwealth of Independent States (CIS) is the region with the strongest growth and the largest earnings increases, thanks partly to acquisitions. Profit before tax rose there by € 220 million to € 316 million, with the one-off effect of selling the stake held in Bank TuranAlem contributing € 102 million to that growth. The region's share in total profit advanced significantly from 23 per cent to 42 per cent (excluding the one-off effect: 33 per cent). We also achieved significant increases in Central Europe (plus 28 per cent to € 231 million) and Southeastern Europe (plus 47 per cent to € 205 million).

Retail Customers with greatest growth momentum

In the presentation of earnings by business areas, the most important element is the increase of profit before tax in the *Retail Customers* segment by no less than 157 per cent to € 219 million. Economies of scale sought in recent years by means of capital investments in products and market presence are now clearly at work there. The segment's share of total profit thus stands at 29 per cent, which represents a plus of 8 percentage points on the year-earlier period.

Elsewhere, earnings improved in the *Corporate Customers* segment by 51 per cent to € 350 million. Contributing 47 per cent of total profit, it is thus still the most important customer segment. Moderately rising administrative expenses and increases of interest income exceeding those of business volume contributed to this development. With profit before tax up by 7 per cent to € 143 million, the *Treasury* segment achieved below-average growth, which is primarily due to weaker net interest income.

Significant growth of operating income

Operating income rose by 55 per cent, or € 717 million, to € 2,034 million. Of that, growth of net commission income was the strongest at 135 per cent, or € 380 million, to € 661 million, with a large part attributable to a reclassification of income from customer margins from trading profit. These customer margins also increased strongly, reaching € 158 million after three quarters in 2006. Other commission income also grew by 79 per cent, or € 221 million, thanks to significantly higher customer and transaction volumes. Net interest income rose by 49 per cent to € 1,251 million and thus exceeded growth of business volume.

Cost/income ratio below 60 per cent

After three quarters in 2006, *general administrative expenses* rose year-on-year by 48 per cent, or € 374 million, to € 1,156 million. Integration of the banks acquired in Ukraine and Russia is responsible for about € 200 million of that. The organic increase of administrative expenses therefore amounted to only 21 per cent, or € 165 million, and is primarily due to ongoing investments in new branches and business areas. The *cost/income ratio* improved by 4.7 percentage points compared with 2005 as a whole to 56.9 per cent.

Jump in consolidated profit

Profit before tax grew by 81 per cent, or € 336 million, to € 753 million. That includes the one-off divestment effect of € 102 million described above. *Income tax* amounted to € 141 million at the end of three quarters, which means a tax rate of 18.8 per cent. Growth of *profit after tax*, which came to € 611 million, was 83 per cent. Taking into account *minority interests in profit* of € 72 million, we arrive at *consolidated profit* allocable to Raiffeisen International shareholders of € 539 million, which represents an increase of 93 per cent, or € 260 million.

Return on equity further improved

After three quarters, our *return on equity (ROE) before tax* comes to 30.6 per cent, which is 8.8 percentage points higher than at the end of 2005. Average equity increased by 25 per cent to € 3,276 million, but profit growth is strikingly above that mainly due to the one-off effect. Our *consolidated ROE (after tax and minority interests)* came to 26.1 per cent and is thus 8.9 percentage points higher than at the end of 2005. *Earnings per share* after three quarters in 2006 also improved on the comparison period by € 1.72 to € 3.78.

Details of the income statement

The third quarter's profit from operating activity continued to improve compared with the previous quarters. The *quarterly profit from operating* activity of € 336 million increased by € 41 million on the second quarter and by € 138 million on the third quarter of 2005.

The *period profit from operating activity* after three quarters comes to € 877 million, which represents an increase of 64 per cent, or € 343 million, on last year's comparison period. Newly consolidated units – including especially Raiffeisen Bank Aval in Ukraine and Impexbank in Russia, account for about € 120 million of that.

The increase was driven by *net interest income*, which rose by 49 per cent, or € 410 million, to € 1,251 million. The increase of *net commission income* by 135 per cent, or € 380 million, to € 661 million was also noteworthy. On the other hand, we have made an important change in the presentation of earnings as between *net commission income* and *trading profit*. Following the presentations of comparable banking groups, we have adopted the practice in 2006 of transferring customer margins from foreign exchange transactions on behalf of customers from trading *profit to net commission income*. However, we have not restated the quarterly figures for 2005 because of the difficulty of determining them retroactively. The effect of this reclassification after three quarters in 2006 amounts to € 158 million. That should be considered when drawing a comparison with previous periods. Adjusted for the reclassification, the increase in net commission would still amount to 79 per cent. Despite the described reclassification, *trading profit* fell on the preceding year by only 44 per cent, or € 86 million, to € 112 million. Altogether, *operating income* after three quarters in 2006 amounted to € 2,034 million, which represents an increase of 55 per cent, or € 717 million, compared with 2005.

General administrative expenses rose after three quarters by 48 per cent to € 1,156 million and thus less than operating income. The cost/income ratio thus improved from 59.5 per cent to 56.9 per cent year-on-year. The share of *staff costs* in general administrative expenses increased by one percentage point to 48 per cent.

Operating results of Raiffeisen International in period comparison

in € mn	*1/1-30/9/06*	*Change*	*1/1-30/9/05*	*1/1-30/9/04*
Net interest income	*1,250.7*	*48.7%*	*841.1*	*582.7*
Net commission income	*660.9*	*135.0%*	*281.3*	*216.3*
Trading profit	*111.9*	*(43.6%)*	*198.2*	*158.8*
Other operating income	*10.1*	–	*(4.1)*	*(2.3)*
Operating income	***2,033.6***	***54.5%***	***1,316.5***	***955.5***
Staff costs	*(556.7)*	*49.9%*	*(371.4)*	*(253.3)*
Other administrative expenses	*(473.5)*	*44.5%*	*(327.6)*	*(240.9)*
Depreciation/amortization/write-downs	*(126.2)*	*50.7%*	*(83.8)*	*(65.0)*
General administrative expenses	***(1,156.4)***	***47.7%***	***(782.8)***	***(559.1)***
Profit from operating activities	***877.2***	***64.3%***	***533.8***	***396.3***

Operating income

Raiffeisen International's *operating income* increased after three quarters in 2006 by 55 per cent, or € 717 million, on the comparison period to € 2,034 million.

The most significant gains were made in *net interest income,* which rose by 49 per cent from € 841 million to € 1,251 million. That was again higher than growth of the average balance sheet total by 47 per cent to € 44.7 billion. The acquisitions in the CIS have a share of just under € 200 million. Without them, the increase of net interest income would be about 25 per cent. Besides changes due to the portfolio of trading assets, a slightly improved interest margin, which grew by 20 basis points from 3.53 per cent in the year-earlier comparison period to 3.73 per cent now, explains the plus. The increase results from the strongly growing volume of lendings in the CIS, which continues to exhibit the highest – and still increasing – interest margins. *Balance sheet assets* grew there by 170 per cent to € 14.1 billion. Another positive aspect is the changed composition of business volume according to business areas. In particular, the expansion of business with personal banking customers and small and medium-sized enterprises contributed to margin improvement in that regard.

We are very pleased with the development of *net commission income* independently of the above-mentioned increase due to reclassification of customer-specific margins on foreign exchange transactions from trading profit. It grew by € 380 million, or 135 per cent, to € 661 million. The reclassification is responsible for € 158 million of that, and Group units that were not yet consolidated in the third quarter of 2005 for € 130 million. The Retail Customers segment accounted for almost two-thirds, or € 243 million, of the total increase of € 380 million, while the Corporate Customers segment registered a gain of € 129 million. The increase of net commission income is due to the higher number of executed transactions, especially in retail banking business. Payment transfers account for 44 per cent, or € 291 million, of net commission income, and (after the reclassification) foreign exchange, notes and coins, and precious metals business for 30 per cent, or € 201 million.

Structure of operating income



Trading profit
6% (-9 PP)
Net commission income
32% (+11 PP)
Net interest income
62% (-2 PP)
Others
0% (+/-0 PP)

Because of the described reclassification, *trading profit* fell by 44 per cent, or € 86 million, to € 112 million. We are pleased with the development of the remaining components, however, therefore the decline only amounted to € 86 million despite the absence of the above-mentioned € 158 million. Treasury generated most of the results, the CIS region accounts for almost 60 per cent of the result, and Southeastern Europe for 31 per cent. Traditionally, trading profit is borne by *currency-related business* (at € 101 million). This figure includes a positive net remeasurement of € 20 million connected with the acquisition of Impexbank, which arose in the parent company. The result from *interest-related business* declined from € 14 million in the preceding year to € 6 million. That derives primarily from trading in securities and was caused by unfavorable market development in Hungary, Slovakia, and Croatia.

General administrative expenses

After three quarters in 2006, *general administrative expenses* rose by 48 per cent, or € 374 million, on last year's comparison period to € 1,156 million, with companies newly consolidated since the third quarter of 2005 accounting for € 209 million. The organic increase of general administrative expenses therefore amounted to only 21 per cent, or € 165 million. Despite this overall significant growth, operating expenses grew at a lower percentage rate than operating income, which put the cost/income ratio, an important measurement of efficiency, at 56.9 per cent.

Structure of general administrative expenses



Other administrative expenses 41% (-1 PP)
Depreciation, amortisation, and write-downs 11% (+/-0 PP)
Staff costs 48% (+1 PP)

More than three-fourths, or € 286 million, of the increase are attributable to the CIS region mainly because of acquisitions. In Southeastern Europe, general administrative expenses rose by 19 per cent, or € 58 million. The region of Central Europe developed very moderately, showing a plus of only 8 per cent, or € 30 million.

Staff costs, the most important component of general administrative expenses with a share of 48 per cent, grew by 50 per cent, or € 185 million, to € 557 million. That is significantly lower than the increase in the average number of employees, which climbed by just under 68 per cent, or 19,405, on the comparison period to 47,993 due to the purchase of Bank Aval and Impexbank.

While staff costs per capita rose only negligibly on the comparison period in Central Europe (4 per cent) and Southeastern Europe (7 per cent), they fell by 36 per cent in the CIS as a result of acquisitions.

Other administrative expenses grew by 45 per cent, or € 146 million, to € 474 million and thus at a somewhat slower pace than staff costs. About half of the increase is due to the newly consolidated companies and hence predominantly to the CIS region, where other administrative expenses tripled. On the other hand, costs remained relatively constant in Central Europe at € 167 million (plus 8 per cent) and rose by 17 per cent to € 160 million in Southeastern Europe.

We opened 126 new business outlets in the period from January to September 2006, which brings their number to 2,775 including 206 outlets from newly consolidated companies. For that reason, expense for operationally necessary premises is the main component of other administrative expense with a share of 28 per cent, or € 133 million. Expense for IT systems of € 63 million (plus 20 per cent) and for advertising of € 52 million (plus 35 per cent) were behind that.

Depreciation/amortization/write-downs of tangible and intangible fixed assets rose by 51 per cent, or € 42 million, to € 126 million, of which about € 26 million was due to Group units not yet consolidated in the comparison period. Investments in tangible and intangible assets amounted to € 277 million, with the share due to intangible assets amounting to just under 17 per cent.

Consolidated profit nearly doubled

In comparison with the year earlier period, *provisioning for impairment losses rose* by 92 per cent, or € 110 million, to € 229 million. Of that significant increase, € 63 million is attributable to newly consolidated companies, and hence to the CIS region. Of total provisioning for impairment losses, that region accounted for 43 per cent, or € 99 million, and the other two, Central Europe and Southeastern Europe, for 29 per cent and 28 per cent, respectively. The new allocation of provisioning for impairment losses comprises specific provisions of € 147 million and a further € 82 million in portfolio-based provisions. Altogether, the *risk/earnings ratio* amounted to 18.3 per cent, which is above the medium-term target of around 15 per cent. However, while the ratio for Central Europe and Southeastern Europe was near that, the figure for the CIS came to almost 24 per cent. The reason for the high figure in the CIS region lies in the additional provisioning for impairment losses for the newly acquired Group units. Furthermore, half of the provisioning for impairment losses in the CIS consisted of portfolio-based provisions.

The amount of € 105 million shown in the table under *other remeasurements* is attributable, in particular, to the sale at the end of August of an almost 8 per cent stake in Kazakh *JSC Bank TuranAlem* to an investor consortium led by Stockholm-based *East Capital Explorer Financial Institutions Fund.*

Development of Raiffeisen International's consolidated profit in period comparison

in € mn	*1/1-30/9/06*	*Change*	*1/1-30/9/05*	*1/1-30/9/04*
Profit from operating activity	***877.2***	***64.3%***	***533.8***	***396.3***
Provisioning for impairment losses	*(229.3)*	*91.8%*	*(119.5)*	*(74.7)*
Other net remeasurements	*104.7*	-	*2.2*	*3.0*
Profit before tax	***752.6***	***80.7%***	***416.4***	***324.6***
Income tax	*(141.2)*	*73.3%*	*(81.5)*	*(63.5)*
Profit after tax	***611.3***	***82.5%***	***334.9***	***261.1***
Minority interests in profit	*(72.0)*	*28.8%*	*(55.9)*	*(52.0)*
Consolidated profit	***539.3***	***93.3%***	***279.1***	***209.1***

Income tax rose by 73 per cent, or € 60 million, to € 141 million, which was somewhat below the increase of profit before tax by 81 per cent. The share of tax expense attributable to the CIS is disproportionately high at 45 per cent, or € 63 million, which is primarily due to the end of tax exemption in Belarus and slightly higher tax rates compared with the others in this region. Tax to be paid in Austria is below 1 per cent of the total.

That yields an increase of profit after tax by 83 per cent to € 611 million, from which *minority interests in profit* are to be deducted. Altogether, minority shareholders are entitled to € 72 million of profit after three quarters in 2006, which represents a plus of 29 per cent. The much smaller increase compared with profit after tax is explained by changes in the composition and origin of income. For the same reason, we ultimately arrive at growth of *consolidated profit* by 93 per cent, or € 260 million, to € 539 million.

Balance sheet development

As of 30 September 2006, Raiffeisen International's *balance sheet total* surpassed € 50 billion for the first time. The increase compared with the end of last year comes to 24 per cent, or € 9.6 billion, and was largely organic in nature. About 19 per cent of the growth was due to changes in the scope of consolidation, including above all the acquisition of Impexbank in the second quarter. Currency effects had only relatively little influence on our balance sheet total (minus € 0.6 billion).

A look at the regional segment reports reveals that the proportions of regional business volumes have also changed because of growth at different speeds. Still the weightiest region, Central Europe accounted for 39 per cent, or € 19.7 billion, of Group assets, but that figure was 48 per cent in the comparison period of 2005. That is explained by the increase of the CIS share from 15 per cent to 28 per cent. The strong growth in that region was due to both acquisitions (Bank Aval and Impexbank) and organic development. In absolute terms, the region's share amounted to € 14.1 billion. Assets in Southeastern Europe amounted to € 16.6 billion, but their share declined from 37 per cent to 33 per cent.

Structure of assets


Other assets
12% (-1 PP)
Securities
11% (-3 PP)
Loans and
advances to banks
14% (+/-0 PP)
Loans and
advances to customers
63% (+ 4 PP)

Assets

The following shifts occurred among our balance sheet assets. The share of *securities* fell by 3 percentage points to 11 per cent. That is due, in particular, to a decline of *other financial current assets* by 50 per cent to € 0.7 billion. That involved a reduction of the government bond portfolio, especially in Southeastern Europe. The funds thus released were shifted to *loans and advances to banks,* which rose by 26 per cent to € 7.3 billion. Their share of assets remained unchanged at 14 per cent.

Loans and advances to customers (net, adjusted for provisioning) rose by about 32 per cent, or € 7.8 billion, to € 32.5 billion. Fifty-four per cent of that was attributable to lending to retail customers, with loans to personal banking customers increasing by € 3.4 billion, and loans to small and medium-sized enterprises by € 1.0 billion. Lendings to corporate customers grew by € 3.5 billion.

The share of *other assets* declined slightly compared with the end of 2005, from 13 per cent to 12 per cent.

Liabilities

In the third quarter, the Group's liabilities showed no structural changes compared with the end of 2005. With a slightly reduced share of 60 per cent, *deposits from customers* were the dominant item on this side of the balance sheet. *Deposits from banks* continued to account for one-fourth of the balance sheet total, and the rest was attributable to *own funds* (10 per cent) and *other liabilities* (5 per cent).

Structure of liabilities



Own funds
10% (+/- 0 PP)
Other liabilities
5% (+1 PP)
Deposits from banks
25% (+/- 0 PP)
Deposits from customers
60% (-1 PP)

Compared with the end of 2005, *deposits from customers* rose by about 21 per cent to € 30.1 billion. At 44 per cent, or € 2.2 billion, the increases in the CIS were the largest in both absolute and relative terms. Deposits from customers in Central Europe and Southeastern Europe grew by 15 per cent in each region. Deposits from corporate customers rose by 30 per cent, or € 3.0 billion, and hence significantly more than those from retail customers (plus 14 per cent, or € 1.9 billion). The increase of time deposits from corporate customers and personal banking customers was strongest in Russia, partly due to the Impexbank acquisition, but also to the organic growth of *Raiffeisenbank Austria*, Moscow.

Deposits from banks grew from the beginning of the year to the reporting date by 32 per cent to € 12.8 billion. While a slight decline was noticeable in the network banks (except the banks in the CIS), funding transactions rose in the parent company.

Own funds, consisting of equity and subordinated capital, continued to make up 10 per cent of the balance sheet total. The *subordinated capital* included in own funds doubled to € 1.3 billion. In May 2006, hybrid Tier 1 capital was made available to the Group for the first time in the amount of € 500 million. Of the remaining subordinated capital, which is important mainly for the local regulatory purposes of Group banks, three-fourths was financed by RZB as Raiffeisen International's main shareholder, and one-fourth by supranational institutions.

Equity on the balance sheet and regulatory capital

Equity shown on Raiffeisen International's balance sheet rose from the end of 2005 by 17 per cent, or € 548 million, to € 3,824 million on the reporting date. Set against the increase of equity, resulting from the current year's profit of € 611 million and capital contributions of € 74 million from minority shareholders to various Group units, is a profit distribution for 2005 of € 94 million. In June 2006, the annual general meeting of Raiffeisen International decided on a dividend of € 0.45 per share, which adds up to € 64 million. The remaining profit distributions are to minority shareholders of Group units.

Exchange rate movements of some CEE currencies and related capital hedges increased equity negligibly (€ 3 million).

Raiffeisen International is not a banking group in its own right within the meaning of the *Austrian Banking Act (Bankwesengesetz, BWG)* and is therefore not itself, as a consolidated group, subject to the *regulatory* requirements. The following consolidated figures have been calculated according to the provisions of the BWG and enter into the accounts of the RZB banking group. They are provided here for information purposes only.

Regulatory own funds increased by € 324 million to € 3,262 million. That does not include the reporting year's current profit, which cannot be taken into account yet because of Austrian statutory regulations. *Core capital* (Tier 1) grew by € 143 million to € 2,535 million, with the acquisition of Impexbank reducing it by about € 350 million and the hybrid Tier 1 capital increasing it by € 500 million. Own funds also include eligible subordinated capital (Tier 2), which amounted to € 719 million (plus € 182 million) as of 30 September 2006. Set against own funds is a regulatory *own funds requirement* of € 3,113 million. The increase of no less than 30 per cent, or € 720 million, reflects the Group's growth momentum.

Outlook

The management expects strong earnings growth for the medium term in the CIS and above all in Ukraine and Russia. However, restructuring measures in Ukraine and Russia due to the acquisitions of Raiffeisen Bank Aval and Impexbank, will burden earnings in the short term. Raiffeisen International continues to judge the business potential for the countries of Southeastern Europe optimistically, but somewhat more cautiously because of restrictions on credit growth prescribed by supervisory authorities. In Central Europe, we are increasingly focusing on the fast-growing segments of asset management and insurance products in addition to traditional business.

In view of the positive business development in the *past few months, the management* now expects *consolidated profit* for 2006 of about € 550 million excluding the proceeds from the sale of Raiffeisenbank Ukraine and the proceeds from the sale of the minority stake in Bank TuranAlem in Kazakhstan.

The management expects annual growth of the balance sheet total by at least 20 per cent annually in the period to 2008. The largest increases are anticipated in the CIS, partly because of the acquisitions made there.

The company forecasts a return on equity (ROE) before tax of more than 25 per cent for the year 2009. The cost/income ratio is expected to be below 58 per cent. The management has set the target for the risk/earnings ratio at about 15 per cent.

Segment Reports

Segmentation

Raiffeisen International primarily divides its business along customer segment lines:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

Secondary segmentation for reporting purposes is based on regional aspects. The criterion of assignment to a regional segment is the location of the head office of the respective business outlets:

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia.
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia.
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine.

Please see page 27 ff. for a detailed description of the individual segments. The figures given here are taken from the financial statements prepared in conformity with the *International Financial Reporting Standards (IFRS)* that underlie the consolidated financial statements. They may vary from locally published data.

Expansion in the CIS continues

The CIS registered by far the largest increase of profit before tax with a plus of € 220 million to € 316 million. There are several reasons for that including extraordinarily strong organic growth in the region, the first-time consolidation of *Raiffeisen Bank Aval* and *Impexbank*, a one-off positive remeasurement in the parent company connected with the Impexbank acquisition, and the already mentioned revenue from the sale of the minority stake in Kazakh *Bank TuranAlem (BTA)*.

Earnings also increased significantly in the other regions. Pretax earnings from the Group units in Central Europe grew, for example, by 28 per cent, or € 51 million, to € 231 million. The Group units operating in Southeastern Europe improved by 47 per cent, or € 66 million, and achieved pretax earnings of € 205 million after three quarters.

The composition of earnings is somewhat distorted by the one-off effect. Without it, earnings are almost equally divided. The largest share of consolidated profit before tax still comes from the Group units in Central Europe. It comes to 35 per cent, which represents a minus of 8 percentage points versus 2005. The CIS is already the second-largest earnings contributor with a share of 33 per cent (plus 10 percentage points). Southeastern Europe contributed 32 per cent of earnings. The CIS also gained significantly in the distribution of assets on the balance sheet. It shows an increase of its share by 13 percentage points since September 2005 to 28 per cent.

Share of segments in profit before tax (compared with 1/1-30/9/05)*


CIS
33% (+10 PP)
Central Europe
35% (-8 PP)
Southeastern Europe
32% (-2 PP)

Share of segments in assets (compared with 30/9/05)


CIS
28% (+13 PP)
Central Europe
39% (-9 PP)
Southeastern Europe
33% (-4 PP)

* Excluding one-off effect (BTA sale)

Central Europe

in € mn	1/1-30/9/06	1/1-30/9/05	Change
Net interest income	435.6	384.8	13.2%
Provisioning for impairment losses	(64.3)	(31.5)	104.5%
Net interest income after provisioning	**371.3**	**353.3**	**5.1%**
Net commission income	247.3	120.0	106.2%
Trading profit	11.4	92.3	(87.6)%
Net income (loss) from financial investments and current financial assets	(1.1)	3.6	
General administrative expenses	(414.7)	(384.6)	7.8%
Other operating profit	17.0	(3.9)	
Profit before tax	**231.2**	**180.6**	**28.0%**
Share of earnings before tax	30.7%	43.4%	(12.6) PP
Total assets*	19,709	16,776	17.5%
Risk-weighted assets (incl. market risk)*	15,260	12,947	17.9%
Average number of employees	9,935	9,150	8.6%
Business outlets*	439	367	19.6%
Cost/income ratio	58.6%	64.5%	(5.9) PP
Average equity	1,346	1,294	4.0%
Return on equity (before tax)	**22.9%**	**18.6%**	**4.3 PP**

* Reference date: 30 September

Although growth rates in Central Europe are not comparable to those of the other regions, earnings continued to develop satisfactorily. After three quarters in 2006, *profit before tax* amounted to € 231 million, which is 28 per cent, or € 51 million, more than in last year's comparison period. The return on equity for Central Europe is 22.9 per cent and improved by 4.3 percentage points.

The Group's assets allocable to the region rose by 18 per cent, or € 2.9 billion, to € 19.7 billion. The increase of volume was thus somewhat higher than that of *net interest income*, at plus 13 per cent to € 436 million. In some markets, interest margins in business with large customers are significantly lower than those of past years, but that was offset by the increase of lendings to small and medium-sized enterprises and personal banking customers. The net interest margin fell only slightly, by 2 basis points to 3.18 per cent.

Provisioning for impairment losses doubled to € 64 million. The increase is mainly caused by higher provisioning in Slovenia, Slovakia, and Poland. Furthermore, the year-earlier level was exceptionally low. At 14.8 per cent, the risk/earnings ratio remained below the Group's medium-term target of about 15 per cent. It was only 8.2 per cent in the comparison period. Besides the increased business volume in the area of Retail Customers, which resulted in an increase of portfolio-based provisions, some individual cases were booked in the business area of Corporate Customers.

Net commission income rose by € 127 million to € 247 million. The described reclassification of customer margins in foreign exchange transactions from trading profit accounted for € 92 million of that. The continuous growth is based on constantly increasing volumes, which have made for higher commissions especially in payment transfers and securities business.

The region of Central Europe showed *trading profit* of € 11 million. The decline by € 81 million cannot be solely attributed to the reclassification. Under the influence of market prices, there were also negative remeasurements on trading portfolio securities in the amount of € 10 million, which are due to interest rate changes in Slovakia and Hungary.

General administrative expenses allocable to Central Europe increased only moderately on last year's comparison period by 8 per cent, or € 30 million, to € 415 million. In view of the increase of business outlets in Central Europe by 20 per cent to 439 and of the average number of employees by 11 per cent to 9,935, this is a sign of more efficient utilization of resources. Exchange rate developments and lower contributions to state deposit insurance in Slovakia also had a small part in reducing the cost/income ratio in Central Europe by no less than 5.9 percentage points to 58.6 per cent.

Raiffeisenbank International Bank-Holding AG closed its takeover of Czech *eBanka, a.s.* in October 2006. The purchase price for the 100 per cent holding was € 130 million. This acquisition raises the number of Raiffeisen International customers in the Czech Republic by more than 70 per cent to just under 300,000. The joint market share of the two banks, as measured by balance sheet totals at the end of 2005, amounts to 3.3 per cent. That puts Raiffeisen International Group in sixth place. The acquisition supports our growth strategy on the Czech banking market, where we intend to profit from continuing growth of lending to private individuals.

Southeastern Europe

in € mn	*1/1-30/9/06*	*1/1-30/9/05*	*Change*
Net interest income	*401.6*	*302.8*	*32.6%*
Provisioning for impairment losses	*(65.6)*	*(44.1)*	*48.7%*
Net interest income after provisioning	***336.0***	***258.7***	***29.9%***
Net commission income	*186.3*	*111.7*	*66.8%*
Trading profit	*34.8*	*69.3*	*(49.9)%*
Net income (loss) from financial investments and current financial assets	*1.5*	*0.9*	*62.6%*
General administrative expenses	*(358.5)*	*(300.7)*	*19.3%*
Other operating profit (loss)	*5.3*	*(0.5)*	
Profit before tax	***205.4***	***139.5***	***47.2%***
Share of earnings before tax	*27.3%*	*33.5%*	*(6.2) PP*
*Total assets**	*16,566*	*12,749*	*29.9%*
*Risk-weighted assets (incl. market risk)**	*11,814*	*7,949*	*48.6%*
Average number of employees	*12,403*	*10,899*	*13.8%*
*Business outlets**	*661*	*543*	*21.7%*
Cost/income ratio	*57.1%*	*62.2%*	*(5.1) PP*
Average equity	*1,020*	*795*	*28.4%*
Return on equity (before tax)	***26.8%***	***23.4%***	***3.4 PP***

** Reference date: 30 September*

Banks in some countries of Southeastern Europe continue to be subject to strict regulatory measures imposed to limit credit growth. That primarily concerns Bulgaria, Croatia, and Serbia and has had the consequence that growth is now below target despite implemented countermeasures. Despite of those restrictions, we were able to increase *profit before tax* by 47 per cent to € 205 million. The return on equity before tax improved from 23.4 per cent in the comparison period to 26.8 per cent.

Net interest income increased by 33 per cent, or € 99 million, to € 402 million. In addition to the almost 30 per cent growth of business volume, the net interest margin in the region improved by 10 basis points to 3.56 per cent.

Provisioning for impairment losses rose by 49 per cent, or € 21 million, to € 66 million. The additional allocations came primarily from Romania and Serbia. The risk/earnings ratio increased slightly from 14.6 per cent to 16.3 per cent. At € 22 million, portfolio-based provisions account for one-third of the net allocation.

Net commission income registered a plus of € 75 million to € 186 million, with € 39 million of that attributable to the reclassification of customer margins arising from foreign exchange transactions. The largest increases in net commission income were achieved in Serbia (plus 236 per cent) and in Croatia (plus 118 per cent). The most important earnings drivers were payment transfers at € 105 million and lending business at € 46 million.

The decline of *trading profit* by 50 per cent to € 35 million must be viewed in connection with the above-mentioned reclassification of € 39 million. While interest-related business contributed only € 1 million to earnings, by far the largest share came from currency-related business.

The development of *general administrative expense*, which rose by 19 per cent to € 359 million, was shaped by expansion of our business outlet network (by 22 per cent to 661 outlets). Accompanying that, staff costs increased (by 14 per cent), as did the cost of premises (36 per cent) and advertising (13 per cent). Nevertheless, the cost/income ratio improved by a significant 5.1 percentage points and now stands at 57.1 per cent.

Commonwealth of Independent States

in € mn	*1/1-30/9/06*	*1/1-30/9/05*	*Change*
Net interest income	*413.5*	*153.6*	*169.3%*
Provisioning for impairment losses	*(99.4)*	*(44.0)*	*126.0%*
Net interest income after provisioning	***314.1***	***109.6***	***186.6%***
Net commission income	*227.3*	*49.6*	*358.2%*
Trading profit	*65.7*	*36.6*	*79.4%*
Net income from financial investments and current financial assets	*98.7*	*0.3*	
General administrative expenses	*(383.2)*	*(97.5)*	*293.1%*
Other operating profit (loss)	*(6.7)*	*(2.2)*	*196.0%*
Profit before tax	***315.9***	***96.3***	***227.9%***
Share of earnings before tax	*42.0%*	*23.1%*	*18.8 PP*
*Total assets**	*14,055*	*5,208*	*169.9%*
*Risk-weighted assets (incl. market risk)**	*11,840*	*4,195*	*182.2%*
Average number of employees	*25,655*	*4,143*	*>500.0%*
*Business outlets**	*1,677*	*95*	*>500.0%*
Cost/income ratio	*54.9%*	*41.2%*	*13.7 PP*
Average equity	*910*	*419*	*116.9%*
Return on equity (before tax)	***46.3%***	***30.6%***	***15.7 PP***

** Reference date: 30 September*

The contribution to the Group's earnings from the CIS region increased substantially not only because of Raiffeisen International's last two major acquisitions, but also because of the strong organic growth of existing Group units and the already mentioned one-off effect. Revenue from the sale of the minority stake in *Bank TuranAlem* is shown in *net income from financial investments and current financial assets*. The return on equity (ROE) before tax of 46.3 per cent (plus 15.7 percentage points) is distorted by the one-off effect, without which the ROE would be 31.4 per cent. *Profit before tax* amounted to € 316 million, which represents an increase of € 220 million after three quarters in 2005. If the one-off effect is left out of account, the increase would be 122 per cent, or € 118 million.

Net interest income rose by 169 per cent, or € 260 million, adding up to € 414 million by the end of September 2006. It thus developed analogously to the region's *balance sheet assets*, which increased by € 8.8 billion to € 14.1 billion. The net interest margin scarcely changed. It stands at 4.77 per cent, which is 1 basis point above the comparison period's figure.

Provisioning for impairment losses was raised by € 55 million to € 99 million. That is a consequence of the strong expansion of business volume, partly due to acquisitions, and is entirely attributable to the newly consolidated units. The share of portfolio-based provisions in the CIS is about 50 per cent.

Net commission income increased more than fourfold by € 178 million to € 227 million. Of that total, € 40 million came from the above-mentioned reclassification of customer margins on foreign exchange transactions from trading profit. The two newly consolidated banks contributed € 125 million. The most important product areas for net commission income were payment transfers, from which € 133 million derived, while foreign exchange and notes and coins business gave rise to the other € 64 million.

Trading profit grew from € 37 million to € 66 million despite the absence of the customer margins described above. That is largely due to a greatly expanded trading asset portfolio, which now amounts to € 0.7 billion. A foreign exchange position in connection with the acquisition of Impexbank also led to a one-time positive net revaluation.

Like operating income, *general administrative expenses* were also significantly above the comparison quarter with a plus of € 286 million to € 383 million. The more than € 200 million in general administrative expenses from the new Group units includes one-off transformation and restructuring costs incurred in connection with integration into the Group and adoption of Group standards in the newly acquired banks. The region's cost/income ratio increased from 41.2 per cent to 54.9 per cent because of the retail emphasis of Raiffeisenbank Aval and Impexbank. The average number of employees grew by 21,513 to 25,655, which gives the region by far the largest number of Raiffeisen International employees. Because of Raiffeisen Bank Aval and Impexbank, the number of business outlets in the CIS also increased from 95 to 1,677 at the end of September 2006.

Consolidated Financial Statements

(Interim report as of 30 September 2006)

Income Statement

in € mn	Notes	1/1-30/9/06	1/1-30/9/05	Change
Interest income		2,283.8	1,483.0	54.0%
Interest expenses		(1,033.1)	(641.8)	61.0%
Net interest income	(2)	**1,250.7**	**841.1**	**48.7%**
Provisioning for impairment losses	(3)	(229.3)	(119.5)	91.8%
Net interest income after provisioning		**1,021.4**	**721.6**	**41.5%**
Commission income		787.4	354.5	122.1%
Commission expenses		(126.5)	(73.2)	72.7%
Net commission income	(4)	**660.9**	**281.3**	**135.0%**
Trading profit	(5)	111.9	198.2	(43.6)%
Net income from financial investments and current financial assets	(6)	99.1	4.8	-
General administrative expenses	(7)	(1,156.4)	(782.8)	47.7%
Other operating profit (loss)	(8)	15.7	(6.6)	-
Profit before tax		**752.6**	**416.4**	**80.7%**
Income tax		(141.2)	(81.5)	73.3%
Profit after tax		**611.3**	**334.9**	**82.5%**
Minority interests in profit		(72.0)	(55.9)	28.8%
Consolidated profit		**539.3**	**279.1**	**93.3%**

in €	1/1-30/9/06	1/1-30/9/05	Change
Earnings per share	**3.78**	**2.06**	**1.72**

Earnings per share are obtained by dividing consolidated profit by the average number of common shares outstanding. As of 30 September 2006, that was 142.6 million common shares, compared with 135.2 million as of 30 September 2005.

There were no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Profit Development

Quarterly results of Raiffeisen International

in € mn	Q4/2005	Q1/2006	Q2/2006	Q3/2006
Net interest income	361.0	378.2	411.6	460.9
Provisioning for impairment losses	(47.7)	(55.4)	(69.6)	(104.3)
Net interest income after provisioning	**313.2**	**322.8**	**342.0**	**356.6**
Net commission income	125.5	185.0	230.6	245.4
Trading profit	102.6	29.9	41.4	40.5
Net income (loss) from financial investments and current financial assets	6.2	(1.9)	0.2	100.8
General administrative expenses	(379.7)	(347.5)	(396.6)	(412.2)
Other operating profit (loss)	(15.7)	5.7	9.6	0.4
Profit before tax	**152.1**	**193.9**	**227.2**	**331.5**
Income tax	(27.5)	(42.4)	(45.1)	(53.7)
Profit after tax	**124.7**	**151.5**	**182.1**	**277.8**
Minority interests in profit	(21.4)	(27.2)	(17.1)	(27.7)
Consolidated profit	**103.3**	**124.2**	**165.0**	**250.1**

in € mn	Q4/2004*	Q1/2005	Q2/2005	Q3/2005
Net interest income	220.7	258.7	277.0	305.5
Provisioning for impairment losses	(62.9)	(28.5)	(34.9)	(56.1)
Net interest income after provisioning	**157.8**	**230.1**	**242.1**	**249.4**
Net commission income	83.4	83.5	96.9	101.0
Trading profit	61.4	55.1	68.4	74.7
Net income from financial investments and current financial assets	3.5	1.0	1.8	1.9
General administrative expenses	(264.2)	(240.9)	(261.7)	(280.2)
Other operating profit (loss)	(25.8)	4.4	(7.5)	(3.6)
Profit before tax	**16.1**	**133.3**	**140.0**	**143.1**
Income tax	(7.6)	(24.0)	(28.2)	(29.3)
Profit after tax	**8.6**	**109.3**	**111.8**	**113.8**
Minority interests in profit	(8.3)	(16.5)	(18.8)	(20.6)
Consolidated profit	**0.3**	**92.8**	**93.0**	**93.2**

* Because of amended and new IFRS rules, the comparative figures have been adjusted slightly.

Balance Sheet

Assets in € mn	Notes	30/9/06	31/12/05	Change
Cash reserve		3,164	2,908	8.8%
Loans and advances to banks	(9)	7,307	5,794	26.1%
Loans and advances to customers	(10)	32,511	24,714	31.6%
Provisioning for impairment losses	(11)	(864)	(650)	33.0%
Trading assets	(12)	2,284	1,656	37.9%
Other current financial assets	(13)	658	1,323	(50.3)%
Financial investments	(14)	2,541	2,807	(9.5)%
Intangible fixed assets	(15)	1,175	881	33.5%
Tangible fixed assets	(16)	972	739	31.6%
Other assets	(17)	581	523	11.3%
Total		**50,329**	**40,695**	**23.7%**

Equity and liabilities in € mn	Notes	30/9/06	31/12/05	Change
Deposits from banks	(18)	12,766	10,236	24.7%
Deposits from customers	(19)	30,102	24,890	20.9%
Liabilities evidenced by paper	(20)	1,141	759	50.4%
Provisions for liabilities and charges	(21)	184	131	40.2%
Trading liabilities	(22)	306	264	15.8%
Other liabilities	(23)	727	558	30.5%
Subordinated capital	(24)	1,279	581	120.3%
Equity	(25)	3,824	3,276	16.7%
Consolidated equity		2,714	2,419	12.2%
Consolidated profit		539	382	41.1%
Minority interests		571	475	20.1%
Total		**50,329**	**40,695**	**23.7%**

Statement of Changes in Equity

in € mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit for the period	Minority interests	Total
Equity as of 1/1/06	**434**	**1,396**	**589**	**382**	**475**	**3,276**
Capital contributions	-	-	-	-	74	74
Transferred to retained earnings	-	-	318	(318)	-	-
Distributed profit	-	-	-	(64)	(30)	(94)
Profit for the period	-	-	-	539	72	611
Exchange differences	-	-	(71)	-	(9)	(80)
Capital hedge	-	-	83	-	-	83
Own shares/share incentive program	(1)	(8)	-	-	-	(9)
Other changes	-	-	(26)	-	(12)	(38)
Equity as of 30/9/06	**433**	**1,388**	**893**	**539**	**571**	**3,824**

in € mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit for the period	Minority interests	Total
Equity as of 1/1/05*	**382**	**935**	**314**	**209**	**337**	**2,177**
Capital contributions	53	501	-	-	18	572
Transferred to retained earnings	-	(37)	207	(170)	-	-
Distributed profit	-	-	-	(39)	(21)	(60)
Profit for the period	-	-	-	279	56	335
Exchange differences	-	-	81	-	9	90
Capital hedge	-	-	(41)	-	-	(41)
Cash flow hedge	-	-	4	-	-	4
Other changes	-	-	-	-	10	10
Equity as of 30/9/05	**435**	**1,399**	**564**	**279**	**409**	**3,085**

* Because of amended and new IFRS rules, the comparative figures have been adjusted slightly.

Since the IPO on 25 April 2005 and the associated issue of 34.2 million new no-par shares with a total nominal value of € 54.1 million, the issued share capital of Raiffeisen International Bank-Holding AG pursuant to its Articles of Association is unchanged at € 434.5 million.

Cash Flow Statement

in € mn	1/1-30/9/06	1/1-30/9/05
Cash and cash equivalents at end of previous period	**2,908**	**1,895**
Net cash from operating activities	(129)	(337)
Net cash from investing activities	(331)	(349)
Net cash from financing activities	676	657
Effect of exchange rate changes	40	(27)
Cash and cash equivalents at end of period	**3,164**	**1,839**

Notes

Accounting policies

The consolidated financial statements of Raiffeisen International are prepared in conformity with the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB) and the international accounting standards taken over by the EU including the applicable interpretations by the International Financial Reporting Interpretations Committee (IFRIC). The unaudited interim report as of 30 September 2006 conforms to IAS 34. In the interim reporting, exactly the same accounting and valuation principles and consolidation methods are used as in the preparation of the 2005 consolidated financial statements.

Raiffeisen International continues not to exercise the fair value option for stating receivables or liabilities not evidenced by paper with effect on earnings.

In the case of one Group company (*Priorbank JSC*, Minsk), it has no longer been necessary to apply IAS 29 (financial reporting in hyperinflationary economies) since 1 January 2006 because of changes in economic conditions.

As of 1 January 2006, trading margins achieved in foreign exchange business with customers have been split into a trader margin and a customer margin in order to increase transparency, with the customer margins from these transactions being stated in net commission income, and the trader margin continuing to be shown in trading profit. Until 31 December 2005, these customer margins were disclosed in trading profit. The 2005 comparison figures have not been adjusted.

Changes in the scope of consolidation

Number of units	*Fully consolidated* 30/9/06	31/12/05	*Equity method* 30/9/06	31/12/05
At beginning of period	*65*	*43*	*3*	*3*
Included for the first time in the period under review	*40*	*29*	-	-
Excluded in the period under review	-	*(5)*	-	-
Merged in the period under review	-	*(2)*	-	-
At end of period	***105***	***65***	***3***	***3***

Some new firms were founded in the leasing business in the first half of 2006: *Raiffeisen-Leasing sh.a.*, Tirana, and *LLC Raiffeisen Leasing Aval*, Kiev. The firms will focus at first on movables and motor vehicle leasing. Two other new companies were established, both leasing specialists in Serbia. *Raiffeisen Rent doo*, Belgrade, will engage in operating leasing, and *RLOL ESTATE 1 d.o.o.*, Belgrade, is active in real estate leasing. In Poland, *Vela Sp z o.o.*, Warsaw was founded in connection with a securitization transaction for Polish leasing receivables. *Tellmer s.r.o.*, Prague, was founded and consolidated for the first time in the third quarter. This company operates in the area of real estate leasing.

Raiffeisen Real Estate Management Zrt., Budapest, has been operating on the Hungarian market for several years in property development and exploitation. Because of its rising importance, the company together with its projects spun off as subsidiaries was consolidated for the first time in 2006. The group's business volume now amounts to € 150 million.

In April 2006, a new company was founded in Jersey, *RI Finance (Jersey) Limited*, St. Helier. In May, new hybrid Tier 1 capital in the amount of € 500 million was made available to Raiffeisen International via this company. Raiffeisen International's share of the voting capital is 100 per cent.

Acquisition of JSC Impexbank

JSC Impexbank, Moscow, was consolidated in the Group for the first time on 1 May 2006. The contract to purchase 100 per cent of the shares in Impexbank was signed on 31 January 2006. The approvals required for the acquisition were obtained from the *Central Bank of Russia* and antitrust authorities in Russia and in Austria by April 2006. The closing took place on 28 April. The purchase price for Impexbank amounted altogether to USD 555 million, paid in two tranches.

Impexbank had a balance sheet total of € 1,665 million at the time of the acquisition. Due to the takeover of Impexbank, movables and equipment leasing subsidiary *OOO Vneshleasing*, Moscow, was consolidated for the first time as of 1 May 2006. It showed a balance sheet total of € 34 million at the time of the acquisition.

Brands

Companies use registered trademarks (brands) to differentiate their services from the competition. Pursuant to IFRS 3, the Impexbank brand has been recognized separately in the accounts. It has an unlimited useful life and is therefore not subject to scheduled amortization. It is to be tested annually for value impairment and additionally whenever indications of impairment arise.

The brand's value (€ 5.3 million) as of the reference date 1 May 2006 was determined using the comparable historical cost method, because neither immediately marketable transactions nor a market with observable prices were available at the time of purchase price allocation. Documentation concerning brand-related marketing expense in the previous four years served as the data basis for the historical cost comparison.

Existing customer base

If customer contracts and the customer relationships related to them are acquired as part of a merger, they must be recognized separately from goodwill if they are based on contractual or other rights. Impexbank meets the criteria for the separate recognition of non-contractual customer relationships for existing customers. The existing customer base was determined for the retail segment. The amortization period was set at five years. The future business strategy is geared to integrating the customer structure of Impexbank into that of the Raiffeisenbank International Group, which will lead to a corresponding change of the current customer structure.

The book value of the existing customer base for the retail segment amounted to € 12.2 million as of 1 May 2006. The value of the customer base was determined using the multi-period excess earnings method based on future income and expense allocable to the customer base. The projection is based on planning figures for the corresponding years.

The table below shows the effects of the subsidiary's first-time consolidation in the reporting period:

in € mn	***2006***
Assets	*1,665*
Liabilities	*(1,503)*
Equity	***162***
of which Raiffeisen International's share	*162*
Consolidation of capital	*309*
Acquisition costs	***471****
Liquid assets	*(87)*
Net cash for acquisition	***384***

*) Purchase price correction due to reduction of second tranche

Notes to the Income Statement

(1) Segment reporting

Raiffeisen International primarily divides its business according to customer groups:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other

Corporate Customers encompasses business with local and international medium-sized enterprises and key accounts. *Retail Customers* comprise personal banking customers and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 million. The *Treasury* segment includes the Treasury department's proprietary trading as well as investment banking activities, which are only carried out by a few Group units. Besides non-banking activities, the *Participations and Other* segment also encompasses the management of equity participations. In addition, this segment covers other cross-segment activities, including especially those in parent company Raiffeisen International Bank-Holding AG.

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. The criterion of assignment is the location of the head office of the respective business outlets.

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine

(1a) Segment reports by business segment

1/1-30/9/06 in € mn	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	433.0	742.6	70.7	4.4	1,250.7
Provisioning for impairment losses	(90.2)	(138.1)	-	(1.1)	(229.3)
Net interest income after provisioning	**342.8**	**604.6**	**70.7**	**3.3**	**1,021.4**
Net commission income	232.3	422.5	(2.2)	8.3	660.9
Trading profit (loss)	1.6	1.9	118.7	(10.2)	111.9
Net income (loss) from financial investments and current financial assets	(0.3)	-	(4.2)	103.6	99.1
General administrative expenses	(230.4)	(813.5)	(45.0)	(67.5)	(1,156.4)
Other operating profit	4.1	4.1	5.1	2.4	15.7
Profit before tax	**350.1**	**219.4**	**143.1**	**40.0**	**752.6**
Risk-weighted assets (incl. market risk)	16,166	13,342	7,784	1,622	38,914
Own funds requirement	1,293	1,067	623	130	3,113
Average number of employees	7,250	37,983	1,026	1,734	47,993
Cost/income ratio	34.3%	69.5%	24.1%	-	56.9%
Average equity	1,472	1,053	577	174	3,276
Return on equity before tax	**31.7%**	**27.8%**	**33.1%**	**30.7%**	**30.6%**

1/1-30/9/05 in € mn	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	295.0	448.2	93.2	4.7	841.1
Provisioning for impairment losses	(48.0)	(71.4)	-	(0.2)	(119.5)
Net interest income after provisioning	**247.0**	**376.8**	**93.2**	**4.5**	**721.6**
Net commission income	103.3	179.6	(1.8)	0.3	281.3
Trading profit (loss)	69.1	63.1	66.1	(0.1)	198.2
Net income (loss) from financial investments and current financial assets	0.4	-	4.5	(0.1)	4.8
General administrative expenses	(191.7)	(528.3)	(25.8)	(37.0)	(782.8)
Other operating profit (loss)	4.6	(5.8)	(2.9)	(2.5)	(6.6)
Profit before tax	**232.6**	**85.4**	**133.2**	**(34.8)**	**416.4**
Risk-weighted assets (incl. market risk)	12,327	7,023	4,424	1,318	25,091
Own funds requirement	986	562	354	105	2,007
Average number of employees	5,132	17,184	510	1,366	24,192
Cost/income ratio	40.6%	77.1%	16.5%	-	59.5%
Average equity	1,232	702	442	132	2,508
Return on equity before tax	**25.2%**	**16.2%**	**40.1%**	**-**	**22.1%**

(1b) Segment reports by geographical market

1/1-30/9/06 in € mn	CE	SEE	CIS	Total
Net interest income	435.6	401.6	413.5	1,250.7
Provisioning for impairment losses	(64.3)	(65.6)	(99.4)	(229.3)
Net interest income after provisioning	**371.3**	**336.0**	**314.1**	**1,021.4**
Net commission income	247.3	186.3	227.3	660.9
Trading profit	11.4	34.8	65.7	111.9
Net income (loss) from financial investments and current financial assets	(1.1)	1.5	98.7	99.1
General administrative expenses	(414.7)	(358.5)	(383.2)	(1,156.4)
Other operating profit (loss)	17.0	5.3	(6.7)	15.7
Profit before tax	**231.2**	**205.4**	**315.9**	**752.6**
Total assets	19,709	16,566	14,055	50,329
Risk-weighted assets (incl. market risk)	15,260	11,814	11,840	38,914
Own funds requirement	1,221	945	947	3,113
Average number of employees	9,935	12,403	25,655	47,993
Cost/income ratio	58.6%	57.1%	54.9%	56.9%
Average equity	1,346	1,020	910	3,276
Return on equity before tax	**22.9%**	**26.8%**	**46.3%**	**30.6%**

1/1-30/9/05 in € mn	CE	SEE	CIS	Total
Net interest income	384.8	302.8	153.6	841.1
Provisioning for impairment losses	(31.5)	(44.1)	(44.0)	(119.5)
Net interest income after provisioning	**353.3**	**258.7**	**109.6**	**721.6**
Net commission income	120.0	111.7	49.6	281.3
Trading profit	92.3	69.3	36.6	198.2
Net income from financial investments and current financial assets	3.6	0.9	0.3	4.8
General administrative expenses	(384.6)	(300.7)	(97.5)	(782.8)
Other operating profit (loss)	(3.9)	(0.5)	(2.2)	(6.6)
Profit before tax	**180.6**	**139.5**	**96.3**	**416.4**
Total assets	16,776	12,749	5,208	34,733
Risk-weighted assets (incl. market risk)	12,947	7,949	4,195	25,091
Own funds requirement	1,036	636	336	2,007
Average number of employees	9,150	10,899	4,143	24,192
Cost/income ratio	64.5%	62.2%	41.2%	59.5%
Average equity	1,294	795	419	2,508
Return on equity before tax	**18.6%**	**23.4%**	**30.6%**	**22.1%**

(2) Net interest income

in € mn	1/1-30/9/06	1/1-30/9/05
Interest income	**2,277.3**	**1,480.1**
from loans and advances to banks	283.1	197.3
from loans and advances to customers	1,704.1	981.1
from current financial assets	34.6	38.8
from financial investments	112.4	117.4
from receivables under finance leases	115.9	97.4
from derivative financial instruments (non-trading), net	27.2	48.1
Current income from shareholdings	**2.7**	**0.3**
Other interest-like income	**3.8**	**2.6**
Interest and similar income, total	**2,283.8**	**1,483.0**
Interest expenses	**(1,030.3)**	**(641.5)**
on deposits from banks	(380.7)	(194.0)
on deposits from customers	(579.3)	(409.2)
on liabilities evidenced by paper	(37.4)	(25.0)
on subordinated capital	(32.9)	(13.2)
Other interest-like expenses	**(2.8)**	**(0.3)**
Interest and similar expenses, total	**(1,033.1)**	**(641.8)**
Net interest income	**1,250.7**	**841.1**

(3) Provisioning for impairment losses

in € mn	1/1-30/9/06	1/1-30/9/05
Allocated to provisioning for impairment losses	(430.4)	(242.3)
Released from provisioning for impairment losses	223.6	140.0
Direct write-downs	(31.8)	(29.7)
Recovery of written-down claims	8.7	12.5
Proceeds from the sale of loans	0.6	-
Total	**(229.3)**	**(119.5)**

(4) Net commission income

in € mn	1/1-30/9/06	1/1-30/9/05
Payment transfers business	290.6	150.7
Credit and guarantee business	80.7	66.0
Securities business	28.2	14.8
Foreign exchange, notes and coins, and precious metals business	201.5	17.2
Other banking services	59.9	32.6
Total	**660.9**	**281.3**

* Reclassification from trading profit (see note on page 24)

(5) Trading profit

in € mn	1/1-30/9/06	1/1-30/9/05
Interest-rate contracts	6.1	15.0
Currency contracts*	101.1	183.1
Share-/index-related contracts	4.7	0.1
Total	**111.9**	**198.2**

* Reclassification to net commission income (see note on page 24)

(6) Net income from financial investments and current financial assets

in € mn	1/1-30/9/06	1/1-30/9/05
Net income from financial investments	**103.4**	**(0.1)**
Net remeasurements of financial investments and equity participations	(0.1)	(0.7)
Net proceeds from sales of financial investments and equity participations	103.5	0.6
Net income (loss) from other current financial assets	**(4.3)**	**4.9**
Net remeasurements of securities classified as current financial assets	(5.7)	1.1
Net proceeds from sales of securities classified as current financial assets	1.4	3.8
Total	**99.1**	**4.8**

(7) General administrative expenses

in € mn	1/1-30/9/06	1/1-30/9/05
Staff costs	(556.7)	(371.4)
Other administrative expenses	(473.5)	(327.6)
Depreciation/amortization/write-downs of tangible and intangible fixed assets	(126.2)	(83.8)
Total	**(1,156.4)**	**(782.8)**

(8) Other operating profit (loss)

in € mn	1/1-30/9/06	1/1-30/9/05
Revenues from non-banking activities	80.0	24.8
Expenses arising from non-banking activities	(60.7)	(15.7)
Net result from hedge accounting	2.5	(0.3)
Net income from other derivative instruments	3.1	(2.2)
Other taxes	(27.6)	(19.1)
Other operating income	33.9	45.3
Other operating expenses	(15.5)	(39.2)
Total	**15.7**	**(6.6)**

The income and expenses from services in connection with leasing transactions shown in the year-earlier period under other operating income and expenses are presented in 2006 in revenues and expenses arising from non-banking activities.

Notes to the Balance Sheet

(9) Loans and advances to banks

in € mn	30/9/06	31/12/05
Giro and clearing business	934	912
Money market business	4,613	3,417
Loans to banks	1,717	1,423
Purchased receivables	39	33
Receivables under finance leases	1	-
Receivables evidenced by paper	3	8
Total	**7,307**	**5,794**

(10) Loans and advances to customers

in € mn	30/9/06	31/12/05
Credit business	16,021	12,618
Money market business	6,432	4,171
Receivables under mortgage loans	7,436	5,971
Purchased receivables	517	224
Receivables under finance leases	2,100	1,724
Receivables evidenced by paper	5	6
Total	**32,511**	**24,714**

(11) Provisioning for impairment losses

in € mn	1/1/06	Change in scope of consolidation	Added*	Released	Used	Transfers, exchange differences	30/9/06
Specific provisions	**482**	**26**	**297**	**(167)**	**(34)**	**(15)**	**588**
Loans and advances to banks	-	-	1	-	(1)	-	-
Loans and advances to customers	482	26	296	(167)	(33)	(15)	588
of which CE	208	-	117	(67)	(17)	(3)	238
of which CIS	166	26	104	(57)	(7)	(10)	222
of which SEE	105	-	70	(41)	(8)	(2)	125
of which other	2	-	3	(1)	(1)	-	3
Portfolio-based provisions	**168**	**30**	**114**	**(31)**	**-**	**(5)**	**276**
Subtotal	**650**	**56**	**411**	**(199)**	**(34)**	**(20)**	**864**
Impairment provisions for off-balance-sheet liabilities	29	-	43	(25)	-	1	48
Total	**679**	**56**	**454**	**(224)**	**(34)**	**(18)**	**913**

* Additions include direct write-downs and recoveries of written-down claims.

(12) Trading assets

in € mn	30/9/06	31/12/05
Debt securities and other fixed-interest securities	2,053	1,442
Shares and other variable-yield securities	25	24
Positive fair values arising from derivative financial instruments	205	182
Overnight and fixed deposits held for trading	1	2
Pledged securities ready to be sold/repledged by transferee	-	6
Total	**2,284**	**1,656**

(13) Other current financial assets

in € mn	30/9/06	31/12/05
Debt securities and other fixed-interest securities	619	1,278
Shares and other variable-yield securities	33	27
Pledged securities ready to be sold/repledged by transferee	6	17
Total	**658**	**1,323**

(14) Financial investments

in € mn	30/9/06	31/12/05
Debt securities and other fixed-interest securities	2,475	2,724
Equity participations	66	83
Total	**2,541**	**2,807**

(15) Intangible fixed assets

in € mn	30/9/06	31/12/05
Goodwill	819	527
Other intangible fixed assets	356	354
Total	**1,175**	**881**

(16) Tangible fixed assets

in € mn	30/9/06	31/12/05
Land and buildings used by the Group for its own operations	407	295
Other land and buildings	3	4
Other tangible fixed assets, office furniture and equipment	419	371
Let leased assets	143	69
Total	**972**	**739**

(17) Other assets

in € mn	30/9/06	31/12/05
Tax assets	50	47
Receivables arising from non-banking activities	39	31
Prepayments and other deferrals	223	165
Positive fair values of derivative hedging instruments within the scope of fair value hedges within the meaning of IAS 39	1	-
Positive fair values of other derivative financial instruments in the banking book	22	25
Other assets	246	255
Total	**581**	**523**

(18) Deposits from banks

in € mn	30/9/06	31/12/05
Giro and clearing business	608	322
Money market business	4,727	4,348
Long-term financings	7,431	5,566
Total	**12,766**	**10,236**

(19) Deposits from customers

in € mn	30/9/06	31/12/05
Sight deposits	13,044	10,695
Time deposits	15,634	12,753
Savings deposits	1,424	1,442
Total	**30,102**	**24,890**

(20) Liabilities evidenced by paper

in € mn	30/9/06	31/12/05
Issued debt securities	725	391
Issued money market instruments	82	4
Other liabilities evidenced by paper	334	364
Total	**1,141**	**759**

(21) Provisions for liabilities and charges

in € mn	30/9/06	31/12/05
Taxes	48	47
Guarantees and sureties	48	29
Other	88	55
Total	**184**	**131**

(22) Trading liabilities

in € mn	30/9/06	31/12/05
Negative fair values of derivative financial instruments	197	170
Short sale of trading assets	6	6
Overnight and fixed deposits held for trading	103	88
Total	**306**	**264**

(23) Other liabilities

in € mn	30/9/06	31/12/05
Liabilities arising from non-banking activities	82	84
Deferred items	143	108
Negative fair values of derivative hedging instruments (IAS 39 fair value hedge)	1	-
Negative fair values of other derivative financial instruments	15	17
Other liabilities	486	349
Total	**727**	**558**

(24) Subordinated capital

in € mn	30/9/06	31/12/05
Subordinated obligations	710	530
Supplementary capital	569	51
Total	**1,279**	**581**

(25) Equity and minorities

in € mn	30/9/06	31/12/05
Consolidated equity	2,714	2,419
Subscribed capital	433	434
Capital reserves	1,388	1,396
Retained earnings	893	589
Consolidated profit	539	382
Minority interests	571	475
Total	**3,824**	**3,276**

Additional Notes

(26) Contingent liabilities and other off-balance-sheet items

in € mn	30/9/06	31/12/05
Contingent liabilities	3,386	2,935
Commitment	8,016	6,801

(27) Regulatory own funds

Raiffeisen International is a subsidiary of RZB and not a banking group in its own right within the meaning of the Austrian Banking Act (Bankwesengesetz, BWG). It is therefore not itself, as a consolidated group, subject to the regulatory requirements. However, the following figures enter into the RZB banking group's accounts. They are provided for information purposes only.

The own funds of Raiffeisen International within the meaning of the Austrian Banking Act (BWG) break down as follows:

in € mn	***30/9/06***	***31/12/05***
Tier 1 capital (core capital)	*2,535*	*2,392*
Tier 2 capital (additional own funds)	*719*	*537*
Less interests in banks and financial institutions	*(24)*	*(17)*
Eligible own funds	***3,230***	***2,913***
Tier 3 capital (short-term subordinated own funds)	*32*	*25*
Total own funds	***3,262***	***2,938***
Total own funds requirement	***3,113***	***2,393***
Excess own funds	***149***	***544***
Excess cover ratio	*4.8%*	*22.8%*
Core capital ratio (Tier 1), banking book	*7.2%*	*9.0%*
Core capital (Tier 1), incl. market risk	*6.5%*	*8.0%*
Own funds ratio	*8.4%*	*9.8%*

The total own funds requirement breaks down as follows:

in € mn	***30/9/06***	***31/12/05***
Risk-weighted assets under Section 22 Banking Act	*34,974*	*26,582*
of which 8 per cent minimum own funds requirement	*2,798*	*2,127*
Own funds requirement for the securities trading book under Section 22b Banking Act	*124*	*112*
Own funds requirement for open currency positions under Section 26 Banking Act	*191*	*154*
Total own funds requirement	***3,113***	***2,393***

(28) Average number of employees

The average number of employees during the fiscal year (full-time equivalents) breaks down as follows:

Full-time equivalents	***1/1-30/9/06***	***1/1-30/9/05***
CE	*9,865*	*9,069*
SEE	*12,341*	*10,836*
CIS	*25,593*	*4,122*
Austria	*194*	*165*
Total	***47,993***	***24,192***

Financial Calendar/Publication Details

Financial calendar for 2007

28 February	*Start of quiet period*
28 March	*2006 annual report, analyst meeting, conference call*
26 April	*Start of quiet period*
10 May	*First-quarter report, conference call*
5 June	*Annual general meeting*
26 July	*Start of quiet period*
9 August	*Semi-annual report, conference call*
25 October	*Start of quiet period*
8 November	*Third-quarter report, conference call*

Publication details

Published by Raiffeisen International Bank-Holding AG, Am Stadtpark 9, 1030 Vienna, Austria
Edited by Investor Relations
Copy deadline: 6 November 2006
Produced in Vienna
Website: www.ri.co.at

Inquiries to Investor Relations
E-mail: investor.relations@ri.co.at
Website: www.ri.co.at → Investor Relations
Phone: +43 (1) 71 707 2089

Inquiries to Public Relations
E-mail: ri-communications@ri.co.at
Website: www.ri.co.at → Public Relations
Phone: +43 (1) 71 707 1504

Disclaimer













www.ri.co.at

Raiffeisen INTERNATIONAL
Member of RZB Group



Investor's Handbook

Capital Markets Day
October 2006

Raiffeisen INTERNATIONAL
Member of RZB Group

Kiev, 13 October 2006

Ladies and Gentlemen,

Welcome to our second Capital Markets Day and the first Capital Markets Day in one of the countries in which we do business.

This handbook will give you an overview of our Group, our goals and our business strategy. It also contains detailed information about our recent acquisition – Impexbank in Russia – as well as about the progress in transforming Bank Aval, right here in the Ukraine.

As pioneers in developing banking operations in Central and Eastern Europe, we are proud to be a major player on 18 markets in this region. The financial services industry continues to have considerable potential, on account of its intermediary function. Our forecasts indicate that the development will be sustained at this pace during the next 15 to 20 years, as a minimum. We expect to continue growing vigorously on all markets, supported by our strong and well established "Raiffeisen" brand.

Our top priority for the 2007 business year is to expand our position in the CIS countries by transforming Bank Aval and integrating Impexbank into our Group. Furthermore, we will focus on the steady expansion of our network for which we plan to open almost 450 branches by 2008. This will support a sustainable and favorable development in retail banking. In geographical terms, the main focus of our further expansion is on Southeastern Europe and the CIS countries.

We wish you a most interesting Capital Markets Day 2006 and thank you for your interest in our company.

Herbert Stepic	Martin Grüll	Susanne E. Langer
CEO	CFO	Head of Investor Relations

Raiffeisen INTERNATIONAL
Member of RZB Group

Table of Contents

Schedule (I)

Thursday, 12 October 2006

Individual shuttle service from the airport to the hotels

5.30 pm	Shuttle service from hotels to Raiffeisen Bank Aval branch
6.00 – 6.30 pm	Guided visit of a Raiffeisen Bank Aval branch
7.00 pm	Shuttle service from branch visit and hotels to restaurant
7.30 pm	Welcome Dinner with the Management in the Ukrainian restaurant "Tsarske selo"

Friday, 13 October 2006

9.00 am	Departure from the hotels with shuttle service
9.30 am	Registration Ukrainian Interbank Currency Exchange (UICE)
10.00 am	**Welcome & Introduction** Mrs. S. Langer, Head of IR RI Group
10.10 - 10.30 am	**Strengthening Key Value Drivers** Mr. H. Stepic, CEO RI Group

Capital Markets Day, October 2006 Slide 1 Raiffeisen INTERNATIONAL Member of RZB Group

Schedule (II)

10.30 – 11.15 am	**CEE Economic Outlook** Mr. P. Brezinschek, Chief Economist Raiffeisen Reserach **CEE Banking Trends** Mr. W. Demel, Economist Raiffeisen Reserach **Q&A**
11.15 – 12.00 am	**Ukraine: Strategy & Transformation Process** Mr. V. Lavrenchuk, CEO Raiffeisen Bank Aval, Kiev Mr. R. Sichert, Board Member Raiffeisen Bank Aval, Kiev **Q&A**
12.00 – 12.45 pm	**Russia: Strategy & Integration Process** Mr. J. Jonach, CEO Raiffeisenbank, Moscow Mr. H. Wiedner, COO RI Group **Q&A**
12.45 - 2.00 pm	**LUNCH BREAK**
2.00 – 3.00 pm	**Major Strategic Initiatives**

• Sales Force Effectiveness	Mr. A. Bogdaneris, Board Member RI Group
• Asset Management & Insurance	Mr. A. Bogdaneris, Board Member RI Group
• Process Management	Mr. H. Wiedner, COO RI Group
• Central Procurement	Mr. H. Wiedner, COO RI Group
• Corporate MID Market Offensive	Mr. P. Lennkh, Board Member RI Group

Capital Markets Day, October 2006 Slide 2 Raiffeisen INTERNATIONAL Member of RZB Group

Schedule (III)

3.00 – 3.30 pm	**COFFEE BREAK**
3.30 – 4.30 pm	**Country Overview** Mr. H. Stepic, CEO RI Group **Q&A**
4.30 – 5.00 pm	**Risk Management** Mr. M. Grüll, CFO RI Group **Q&A**
5.00 – 5.30 pm	**Outlook & Final Q&A** Mr. H. Stepic, CEO RI Group
5.30 pm	Departure to hotels or airport with shuttle service
7.00 pm	Departure from hotels with shuttle service to restaurant
7.30 pm	Dinner in restaurant "Belvedere" (international cuisine)
in the evening	Bar "Marokana"

All scheduled in local time (CET +1)

Capital Markets Day, October 2006 Slide 3 Raiffeisen INTERNATIONAL Member of RZB Group

Schedule (IV)

Saturday, 14 October 2006

- Organized sight seeing program (Visit of Golden Gate, Flea Market, Independence Square, St. Michael's Monastery,....)
- In the evening: National Circus
- Late night snack in Bar "Decadence House"

Sunday, 15 October 2006

- Highlight! Organized sight seeing program through the "Lavra" and the "Caves Monastery" with mummified monks
- Lunch in restaurant "Concord"
- Departure to the airport with shuttle service in the afternoon/evening

Capital Markets Day, October 2006 Slide 4 Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisen Bank Aval – Strategy and Business Development

Volodymyr Lavrenchuk,

CEO Raiffeisen Bank Aval

Raiffeisen INTERNATIONAL
Member of RZB Group

Our Management – A Strong Team! (I)



Lubomir Pokorny
Retail



Arthur Iliyav
Corporate I (Multinationals)



Gerhard Boesch
Treasury & Investment Banking


Volodymyr Lavrenchuk
Chief Executive Officer



Victor Gorbachov
Corporate II (Local Companies)



Grigoriy Sheludko
Security & Legal



Rainer Sichert
Transformation & Strategy



Igor Volokh
IT & Operations

Business units **Functional units**

Capital Markets Day, October 2006 2 Raiffeisen INTERNATIONAL Member of RZB Group

Our Management – A Strong Team! (III)

Volodymyr Lavrenchuk, CEO
- 24 years in the banking industry
- Native Ukrainian
- Top management positions in Ukrainian banks
- Board Member of Raiffeisenbank Ukraine
- CEO of Bank Aval since October 2005

Lubomir Pokorny, Retail
- 12 years in the banking industry
- Previous jobs at McKinsey, Deutsche Bank and IFC
- MBA from a US business school
- Russian speaking retail specialist

Victor Gorbachov, Corporate I
- 12 years in banking with Bank Aval
- Native Ukrainian
- Extensive experience in corporate banking
- Very well connected in the Ukrainian industry

Arthur Iliyav, Corporate II
- 11 years in the banking industry
- Educated in Vienna
- Russian speaking corporate specialist
- Board Member for corporate customers in Priorbank (Belarus) from 2003 till 2005

Gerhard Bösch, Treasury & IB
- 16 years in the banking industry
- Formerly Head of Global Treasury & Markets at RZB
- Russian speaking
- Treasury specialist

Igor Volokh, IT/Ops
- 13 years in the banking industry
- Operations and IT specialist with technical and legal education
- Board Member for IT/Ops in Priorbank (Belarus) from 2000 till 2005
- Board Member of Bank Aval since 2005

Grigoriy Sheludko, Security
- 12 years in the banking industry
- Formerly worked for the Ministry of Internal Affairs
- Board Member of Bank Aval since 1995
- Native Ukrainian

Rainer Sichert, Transformation
- 14 years in the banking industry
- Responsible for integration of BPH Bank and PBK in Poland
- Specialist in transformation
- Extensive experience in retail banking
- Board Member since the beginning of 2005

Aval – A Strong Network ...

Large network ...


Райффайзен
БАНК АВАЛЬ

- More than 1,300 branches
- 130 branches in Kiev alone
- 8 regions with more than 50 branches
- More than 16,000 FTE in regions[1]

...with wide regional coverage


39
37
53
132
37
35
55
64
69
37
38
37
43
40
42
40
104
80
37
38
71
40
43
41
86

3.6 mn Customers[2]
~220K Legal Entities

x = Number of branches

(1) Headcount data as of December, 2005 based on HR internal reporting
(2) Data as of 1H 2006

... with a Strong Position in the Market

Top Brand Recognition



Aval's name awareness(1)
100%
86%
Awareness
62%
"Spontaneous"
24%
"Top-of-mind"

High Market Shares(2)



PI
Loans
15%
Deposits
11%
Corporate & SME
Loans
7%
Deposits
6%

(1) Survey results (~ 5,000 respondents)
(2) 30/06/2006
Source: GFK research, National Bank of Ukraine, Aval

Raiffeisen INTERNATIONAL Member of RZB Group

Dominant Player in Ukrainian Banking Market

Competitive Landscape



Privatbank (#1)
Aval (#2)
Oschadbank (#4)
Ukrsotsbank (#3)
Ukrsibbank (#5)
Share in retail deposits (%)
Share in retail loans (%)
€1 bn
Total volume (loans and deposits)
1H 2006

Raiffeisen INTERNATIONAL Member of RZB Group

Aval in Figures

Financial Performance in € mn

	30/06/ 2006	31/12/ 2005[1]
Total Assets	3,493	3,141
Loans to Customers	2,692	1,995
Deposits from Customers	2,228	2,397

	1-6/ 2006	1-12/ 2005[1]
Operating Income	242.6	402.1
Operating Expenses	-183.9	-318.3
Provisions	-25.7	-59.9
Profit before Tax	33.0	23.9
Profit after Tax	24.8	11.3

Financial Ratios

	1-6/ 2006	1-12/ 2005[1]
Cost/Income Ratio	62.9%	67.9%
ROE before tax	14.4%	11%
ROE after tax	10.8%	5.2%

	30/06/ 2006	31/12/ 2005
Number of Branches	1,342	1,342
Number of Employees	16,857	16,645

(1) These figures differ from the figures originally published due to changes by the auditor.

The Ukrainian Banking Market – Unmatched Growth

PI Deposits[1] in € bn


CAGR=58%
2.5
4.2
5.5
11.4
15.5
2002
2003
2004
2005
2006e[3]

Personal Credits[2] in € bn


CAGR=114%
0.3
0.9
1.6
3.6
6.0
2002
2003
2004
2005
2006e[3]

Mortgage Loans in € bn


CAGR=140%
0.1
0.4
0.5
1.7
3.6
2002
2003
2004
2005
2006e[3]

But will current growth rates prevail in the future?

(1) Term + sight deposits
(2) Without mortgage loans
(3) Annualized results of 1H 2006
Source: Ukrainian Mortgage Association, Association of Ukrainian Banks

Future Market Development

Overall Market

- GDP will continue to grow strongly with negative scenarios less likely and having rather limited impact
- Falling inflation and aggressive entry of foreign players will put pressure on margins
- Ukraine top 7 regions will continue to account for bulk of business and revenue potential
- Dynamic growth of loan book will require a higher volume of deposits

Clients and Products

- Increasing demand for more sophisticated products & services
- Personal loans and SME loans will become key components of future market revenue pool
- Affluent customers will constitute majority of future deposit growth

Strategic Thrust

Example: Personal Loans – Ukrainian Market

Historical and Expected Development of Personal Loans in the Ukrainian Banking Market



R² = 0.86
100,000
10,000
1,000
100
10
1
Personal loans(1)/capita (€)
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
GDP (ppp)/capita(2) (€)
France
Netherlands
Denmark
Germany
Spain
Ireland
Portugal
Belgium
Greece
Finland
Sweden
Austria
Italy
Ukraine 2010e
Croatia
Hungary
Slovenia
Poland
Estonia
Czech Republic
Latvia
Ukraine 2006e
Bulgaria
Slovakia
Ukraine 2005
Lithuania
Serbia
Russia
Romania
Ukraine 2004
Ukraine 2003
Ukraine 2002
European countries
Ukraine

(1) Without mortgage loans
(2) GDP corrected with share of "grey economy" as percentage of official economy. For Ukraine "grey economy" factor is 52%
Source: BCG analysis

Dual Strategic Focus for Our Businesses

Client Focus

Target client segment	Focus to improve our value proposition
Mass PI	■ *Attractive branches, convenient locations* ■ *Excellent client service, e.g. time-to-credit* ■ *Channel mix, e.g. consumer finance*
Mass affluent & affluent	■ *Flagship branches, special zones* ■ *Dedicated products (investments, mortgage loans)* ■ *Experienced, well trained employees*
VIP	■ *Special upscale VIP branches* ■ *Tailored asset management product offering and highly individualized service*
SME micro	■ *Dedicated account managers* ■ *Experience in SME servicing* ■ *Use of wide network for servicing*
SME small	■ *Dedicated account managers* ■ *Specialized SME product offering* ■ *Already strong position (agribusiness)*
Corporate middle market	■ *Large network, reliable partner* ■ *Strong product experience and top service*
Large corporates & MNC	■ *International partner with financial strength* ■ *Experience and expertise with sophisticated products*

Product Focus

Product focus	Current rank	2010	
		Rank	Revenues (proportional)
Personal loans	#2	#1	○
Mortgage loans	#1	#1	○
Car loans	#1/2	#1	○
Credit cards	#2	#1	○
Personal deposits	#2	#1	○
SME loans	n/a	#1	○
SME deposits	n/a	#1	○
Corporate loans	#3	Top 3	
Corporate deposits	#4	Top 3	

Raiffeisen Bank Aval – Transformation Program Status and Outlook

Rainer Sichert

Deputy Chairman of the Board, Raiffeisen Bank Aval

Raiffeisen INTERNATIONAL
Member of RZB Group

Overview Transformation Timeline


Get control, define strategy and plan initiatives
Project portfolio defined, implementation started
Start to improve network, prepare for centralization
Re-branding
Focus
2006
2007
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Strategic projects/business building
Restructuring and modernizing
Implementation of Bankmaster
Expand further and explore new opportunities
Focus 2006: Business building and core banking system
Focus 2007: Optimization and restructuring

All Major Transformation Tasks in First Phase Successfully Accomplished (I)

Strategy
- Generic bank strategy defined
- Segment strategy specified
- Business models for core segments conceptualized
- Future brand decided
- Merger options analyzed and final decision taken

Structure
- High level organization structure defined
- Detailed structure for B-1 and B-2 implemented
- B-1 and B-2 assessed and appointed

People
- Key players stabilized
- MBOs for sales force defined
- Basic training started
- Continuous communication established
- Basic compensation issues solved
- Change management measures established

Systems
- Existing system landscape analyzed
- Target picture defined
- Implementation of Bankmaster re-started

All Major Transformation Tasks in First Phase Successfully Accomplished (II)

Clients
- New situation communicated
- Key clients contacted
- New target segments established
- Product portfolio reviewed
- Start of marketing initiatives

Steering & Risk Mgt.
- Business case defined
- Provisioning level reviewed
- Credit policy and guidelines implemented
- ALM and treasury functions under control
- Reporting assured

Operating Model
- Actual branch- and regional-model analyzed
- Core processes analyzed
- Target model defined

Project Management
- Project structure set-up
- Project portfolio defined and prioritized
- All major projects in realization phase
- Implementation check assured

Top Priorities for Second Half of 2006

- Implementation of Bankmaster and improving IT management processes
- Implementation of HR strategy: Effective recruitment, new compensation system, new incentive system, roll-out of major training initiatives
- Re-branding and repositioning of the bank, launch of major product campaigns
- Enhancement of financial and management control (management information system, standardization and simplification of financial reporting)
- Streamlining product portfolio
- Implementation of SME/agribusiness model
- Launching sales finance business
- Development of state-of-the-art PI and SME risk management
- Efficiency improvements in administrative and governance processes

Target Structure for the Transformed Bank


HEAD OFFICE
Райффайзен БАНК АВАЛЬ
Effective sales management structure
Operations center
Call center
Collection center
Credit factory
Payments
Optimized & partially centralized regional staff functions
Legal
Accounting
Corporate
Retail
Admin
IT
...
Regional Directorate
Branches
Aff-luent
SME Small
SME Micro
Corp. Servi-ces
PI mass
Basic functionality
Specialized branches
Corp. clients center
VIP branch
Mortgage center
Other ...
Modular branch types
Segment specific service approach
Attractive branches
Branch
Fast and efficient branch processes
Profit- and growth-oriented steering system
Loan process
Card process
Quick service desk
Web appls.

Project RIST as the Driver to the Target Picture


2006
March
April
May
June
July
August
Q4
2007
RIST
Phase 1
Phase 2
Phase 3
Phase 4
Branch network review
(Preparation)
Developing new branch network structure
(Crafting the target picture)
Pilot preparation, execution and implementation Planning
(Piloting)
Continued rollout
Branch manager's day
Bank team fully staffed
Regional event with directors/deputies
Pilots, workshops, training

RIST

Best Network

–

Best Bank

RIST ("Growth in Ukrainian") stands for: **Restructuring**
Innovation
Suchasnist (Actuality)
Tradition

and therefore reflects the success factors of our bank.

Transformation Outlook 2007

- Finalization of core banking system roll-out
- Re-branding of branches
- Streamlining of organizational structure and process re-engineering in HQ and regions
- Implementation of new branch network model
- Centralization of back office functions
- "Sales Force Effectiveness Program"
- Final implementation of new MIS system
- Management development training
- Becoming "first in class" in retail risk management
- Strong development of strategic segments e.g. sales finance, mortgages, agribusiness, leasing, trade finance

Banking in Russia – Towards the Top

Johann Jonach,
CEO Raiffeisenbank Austria, Moscow

Raiffeisen
INTERNATIONAL
Member of RZB Group

Table of Contents

Russian Banking Industry

Raiffeisen
INTERNATIONAL
Member of RZB Group

Macro Perspective: Progressing

Over the past 7 years Russia has rebounded from the severe financial crisis and has developed progressively

	1998	2006E
GDP (US$ bn)	272	926
Trade balance (US$ bn)	16	113
C/A balance (US$ bn)	0	76
FX reserves (US$ bn)	12	245
CPI, eop	84%	10%
	Source: Rosstat	Source: RBA Research

For the past 8 consecutive years Russia has been making steady improvements on the macro level, which has created a solid launch pad for continued growth in both the corporate and private sectors with the banking and finance industries poised to be the beneficiaries

Banking Perspective: Improving

- The banking sector in Russia is being transformed into an efficient banking system capable of financing business expansion as lending becomes banks' core business

Dynamics of Selected Parameters



Loans to Assets
Assets growth
600%
450%
0%
40%
30%
20%
10%
0%
1.1.00
1.1.01
1.1.04

Source: Interfax, Raiffeisenbank

- Share of corporate loans in total banking assets keeps growing steadily, which illustrates **improving interaction** between the banking system and the economy
- Banks' assets have posted **a solid CAGR** of 38% since 1998 outpacing the overall GDP growth by far
- Total corporate loan portfolio has been growing at an even faster rate (CAGR = 43%)

Banks total exposure to the corporate sector has exceeded a record of € 145 bn as at July 2006 with long-term growth opportunities remaining strong and unchanged

Capital Markets Day, October 2006 Slide 5 Raiffeisen INTERNATIONAL Member of RZB Group

Environment: Changing for the Better

Emergence of universal banks is spreading wide:

- State banks are increasingly working as "conventional" banks
- Investment and commercial banks are fast moving towards diversifying their product/service range and developing new business activities (retail, asset management, leasing)

Consolidation in the banking industry is gearing up:

- Helping to solve the issue of under capitalization
- Encouraging regional expansion
- Enhancing local and cross-border M&A activities: Nikoil – Avtobank – UralSib; Eurofinance – Mosnarbank; Rosbank – OVK; GE – Delta Bank; Intesa – KMB Bank; Hansa bank – Kvest; BSGV – Delta Credit/Rosbank; Raiffeisenbank – *Impexbank*; OTP – InvestSberbank

Tightening regulation adds to market consolidation and transparency:

- Minimum own capital requirement leads to mergers
- Private deposit insurance law makes openness the key to winning retail customer confidence and cash

Transformation of Russian banking system is on track towards higher efficiency

Capital Markets Day, October 2006 Slide 6 Raiffeisen INTERNATIONAL Member of RZB Group

Premier League: Towards the Top

#	As at 30/06/2006	Total Assets in € mn(1)
1	Sberbank	89,941
2	VTB	22,724
3	Gazprombank	15,649
4	Alfa Bank	8,455
5	Bank of Moscow	9,023
6	Uralsib	7,889
7	Rosbank	6,361
8	**Raiffeisenbank**	**5,310**
9	IMB	5,116
10	MDM Bank	4,888
22	**Impexbank**	**1,805**

(1) Source: RBRU Research (based on RAS)

Raiffeisenbank + Impexbank = 7th Largest Bank in Russia


2.2%
Other
48%
Sberbank
28%
Sberbank
VTB
Gazprombank
Alfa Bank
Bank of Moscow
Uralsib
Raiffeisenbank
Rosbank
Other

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisenbank Austria

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisenbank Austria: A 10 Year Summary

June 1996

- **Fully licensed bank started operations** (Representative Office opened in 1989)

End of 1H 2006

- **Branches:** 19 in Moscow (+ 2 cash offices, 4 exchange offices), 4 in St. Petersburg
- **Regional offices:** 8 + acquired *network of Impexbank*
- **Customer base:** over 4,500 corporate clients; over 300,000 private clients

Current Ratings[1]

№	6	In consumer lending
	7	In private deposits
	8	In net assets

(1) Source: CEA Interfax

Growth Drivers: Planning & Priorities

STRATEGIES

1. Focus on mid-market and retail
2. Acquiring new customer base in the Regions
3. Joint branch network development together with Impexbank
4. Extensive product development to be able to satisfy all client's requirements
5. Efficient and adequate joint risk management
6. Efficiency, productivity and cost control
7. Centralized procurement

ACTION PLAN

- Network expansion / branching out
- Development of alternative sales channels
- Marketing campaign
- Staff training and extensive development program
- Product development program
- Risk management tools roll-out
- Enhancement of IT systems
- Monitoring and cost control

The integration plan calls for a quick transition period and the creation of an even stronger competitive edge for Raiffeisen in Russia

Assets Perspective: Ahead of the Benchmarks

Raiffeisenbank Total Assets Dynamics in € mn



2,098
3,010
3,915
4,992
2004
1H 2005
2005
1H 2006

Source: RBRU internal Data

Year-on-Year Growth Comparison

Raiffeisenbank	**65.8%**
Market	34.5%
Top 30 (Median)	41.5%

The soundness of Raiffeisenbank Austria's approach to doing business in the emerging environment of Russia is proven by the dynamics of the key figures, which substantially outpace average market growth rates

Raiffeisen INTERNATIONAL Member of RZB Group

Share Perspective: Strengthening

Raiffeisenbank's Market Share by Assets
(% of total market)



1.18%
1.35%
1.38%
1.44%
1.48%
1.61%
1.63%
31/12/2004
31/03/2005
30/06/2005
30/09/2005
31/12/2005
31/03/2006
30/06/2006

Combined Market Share
(Raiffeisenbank and Impexbank, % of total market)



2.06%
2.17%
2.18%
31/12/2005
31/03/2006
30/06/2006

The enhanced growth rate of Raiffeisenbank's assets in the past 18 months has contributed to the growth of the combined market share, which has reached 2.18% of the total market by the end of the first half of 2006

Source: RBRU Research

Raiffeisen INTERNATIONAL Member of RZB Group

Deposit Base vs the Market

Raiffeisenbank's Share in Total Deposits



1.23%
1.62%
1.58%
1.65%
1.16%
1.45%
1.70%
31/12/2004
31/03/2005
30/06/2005
30/09/2005
31/12/2005
31/03/2006
30/06/2006

Combined Share in Total Deposits
(Raiffeisenbank and Impexbank)



1.48%
1.75%
2.02%
31/12/2005
31/03/2006
30/06/2006

Strong growth is also recorded in the combined market share in deposits of Raiffeisenbank and Impexbank during 2006

Source: RBRU Research

Capital Markets Day, October 2006 Slide 13

Raiffeisen INTERNATIONAL Member of RZB Group

Analyzing Income and Profit

Raiffeisenbank Income Breakdown (by Source)



4%
7%
2%
4%
6%
5%
54%
18%
Loan income
FX income
Documentary
Passports
Accounts & Pymt.
Cash Pymt.
Acc. Balances
Other

Raiffeisenbank's Net Profit Dynamics (in € mn)



39
36
69
55
+ 54.1%
2004
1-6/2005
2005
1-6/2006

Source: RBRU internal data

Capital Markets Day, October 2006 Slide 14

Raiffeisen INTERNATIONAL Member of RZB Group

Managing Costs and the Return

Cost/Income Ratio



43%
35 %
39%
42%
2004
1H2005
2005
1H2006

Return on Equity Dynamics



37%
28%
38%
28%
31%
23%
34%
26%
2004
1H 2005
2005
1H 2006
ROE before tax
ROE after tax

Despite a 20% year-on-year increase in the cost/income ratio in 1H 2006 due to extensive network expansion and integration costs, there is no serious impact on ROE

Source: RBRU internal data

Shaping the Future: Into the Mid-Market

Mid-size business sector is Raiffeisenbank's priority area for further growth of the corporate customer base

RATIONALE

- Less competition
- Higher margins
- Broader industry span
- Smaller exposures

- Better diversification of risks
- Lower volatility of the loan portfolio (= higher stability)
- Wider non-interest income opportunities (advisory/IB)

KEY TASKS

- Increase concentration of head office on the large corporate customers
- Branches to focus on the mid-caps in the core industry sectors
- Give more authority for lending to branches

Go Retail: Strategy Focus

Income per person USD/month	Russia, 2005 Share of population 100% = 145 million	Expected segment growth CAGR, 2005-2010
Upper affluent (>USD 2,000)	1.5%-3.0%	30
Affluent (USD 1,500-2,000)	1%-3%	30
Mass affluent (USD 750-1,500)	20%-25%	10
Mass (USD 400-750)	30%-35%	-5
Lower Mass (<USD 400)	35%-40%	-20

Focus on affluent segments, as they:

- **Represent majority of bankable population**
- **Will be leaders in banking product usage**
- **Have higher share of disposable income to use on interest payments/investments**

Size of mass segment will decrease due to expected increase of personal incomes over the next few years

Source: EIU; McKinsey analysis

Capital Markets Day, October 2006 Slide 17

Raiffeisen INTERNATIONAL Member of RZB Group

Share & Profit: Top Priority

30/06/2006	Raiffeisenbank	Impexbank	#1 Foreign Bank
Total Assets (€ mn)	4,992	1,724	6,716
# of Employees	1,949	5,414	7,363
# of Customers	288,729	596,980	885,709
# of Outlets	36	204	240
# of ATMs	385	458	843

Profitable increase of market share remains the top priority in Russia

Capital Markets Day, October 2006 Slide 18

Raiffeisen INTERNATIONAL Member of RZB Group

Impexbank

Raiffeisen INTERNATIONAL
Member of RZB Group

Impexbank: The Rationale

ИМПЭКСБАНК

**45 Regional branches in 7 federal districts,
139 offices in 63 cities**



Kaliningrad
Saint-Petersburg
Cherepovets
Smolensk
Bryansk
Kaluga
Moscow
Yaroslavl
Orel
Tula
Ivanovo
Kirov
Surgut
Zheleznogorsk
Belgorod
Lipetsk
Nizhni Novgorod
Stary Oskol
Saransk
Perm
Voronezh
Taganrog
Saratov
Togliatti
Zlatoust
Ekaterinburg
Rostov-on-the-Don
Samara
Anapa
Krasnodar
Volgograd
Chelabinsk
Omsk
Tomsk
Krasnoyarsk
Stavropol
Novosibirsk
Essentuky
Barnaul
Irkutsk
Magadan
Blagoveshchensk
Khabarovsk
Vladivostok

Number of Employees



3,539
4,179
4,163
5,414
2003
2004
2005
30/06/2006

Acquisition of Impexbank creates unique growth opportunities and synergies in corporate and retail segments in the years to come

Capital Markets Day, October 2006 Slide 20 Raiffeisen INTERNATIONAL Member of RZB Group

Complementary Moscow Coverage

ИМПЭКСБАНК


A network
of 65 outlets
Tallinskaya Str
Novopeschanaya
25 Tverskaya Str
10 Tverskaya Str
Smolenskaya Str
Efremova Str
Lermontovsky Ave
Volgogradsky Ave
Leninsky Ave


ИМПЭКСБАНК


38
49
51
65
2003
2004
2005
30/06/2006

Impexbank's Moscow branch network, Russia's most lucrative market for banking and financial services, is complementary to Raiffeisenbank's

Capital Markets Day, October 2006 | Slide 21 | Raiffeisen INTERNATIONAL Member of RZB Group

---

Highlights 2005: Strategy & Results

ИМПЭКСБАНК

- By 30th June 2006 the private loans portfolio had grown to over € 430 mn posting a phenomenal 320% CAGR since 1st January 2005
- In the past 18 months the share of loans to private individuals grew from 13% of the total loan portfolio to over 40% by mid 2006
- Volume of PI deposits more than doubled since 1st January 2005 to reach over € 730 mn by 30th June 2006
- One of the top 10 banks in terms of distribution network
- Wide range of retail products, including loans, deposits, cards, money transfers, private banking, asset management etc

Capital Markets Day, October 2006 | Slide 22 | Raiffeisen INTERNATIONAL Member of RZB Group

Lending Monitor: Dynamics & Structure

ИМПЭКСБАНК

	31/12/2003	31/12/2004	31/12/2005	30/06/2006
Private loans, € '000	23,098	64,243	371,817	431,304
Number of active loans	4,834	68,422	189,077	181,977

Private Loan Portfolio Breakdown in %



7%
2%
30%
61%
Personal loan
Auto
Consumer loan
Mortgage
19%
81%
Moscow
Regions

Average loan amount : € ~2,400

Source: Impexbank internal data

Capital Markets Day, October 2006 Slide 23

Raiffeisen INTERNATIONAL Member of RZB Group

Private Deposits in Detail

ИМПЭКСБАНК

	31/12/2003	31/12/2004	31/12/2005	30/06/2006
Total, € '000	241,749	341,374	675,108	732,786
Of which C/A and demand deposits	62,712	65,611	142,567	162,383
Of which term deposits	179,037	275,763	532,541	570,402

Average size of deposits: ~ € 6,660

Number of term deposit clients above 56,000
Number of accounts above 74,000

Source: Impexbank internal data

Capital Markets Day, October 2006 Slide 24

Raiffeisen INTERNATIONAL Member of RZB Group

SME Banking: Selected Data

ИМПЭКСБАНК

- Started with operations in April 2005 (establishment of SME division)
- Already one of the leading banks in terms of SME loan portfolio
- Definition of SME segment since 2007 is enterprises with up to € 8 mn annual revenue[1] (up to 2006 it was US$ 18 mn)
- Industry specialization: Retail and public catering, industry, services, construction

Loan portfolio in € mn



91.3
231.3
244.9
31/12/2004
31/12/2005
30/06/2006



Portfolio in Moscow offices 6.5%
SME loan portfolio in the regions 93.5%

Source: Impexbank internal data
(1) RI Group is normaly € 5 mn

Raiffeisen INTERNATIONAL Member of RZB Group

SME Highlights: Built on Marketing

ИМПЭКСБАНК

Deposits in € mn



126.9
215.4
287.7
31/12/2004
31/12/2005
30/06/2006

Number of Borrowers



882
2,079
2,542
31/12/2004
31/12/2005
30/06/2006



Take Your Time
Small Business Special: Flexible Loan Repayment Schedule
ИМПЭКСБАНК
ДЕНЬГИ ДЛЯ ДЕЛА
8 800 200-46-46

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisenbank Russland & Impexbank – Integration Project

Heinz Wiedner, COO

Raiffeisen
INTERNATIONAL
Member of RZB Group

Integration on Track – Legal Merger Planned for 2007



2006
2007
1 Q
2 Q
3 Q
4 Q
1 Q
2 Q
3 Q
4 Q
1. Establish control & achieve quick wins
2. Kick-off integration process & project planning
28th April 2006 closing of Impexbank transaction
3. Prepare and execute legal merger & integration projects
Legal merger
4. Start Ops & IT merger

Capital Markets Day, October 2006 | Slide 2 | Raiffeisen INTERNATIONAL Member of RZB Group

Early Settlement Enables Rapid Integration

- Settlement details:
  - US$ 25 mn for the second tranche (instead of US$ 50 mn)
  - US$ 30.2 mn for the difference in the market valuation of the new head office building and the book value as of 31st December 2005

➔ Formal integration procedure with the Russian authorities can start

➔ Whole integration process will be accelerated so that the legal merger can take place in 2007

➔ Appointment of one single management for the combined banks

➔ Reduction of uncertainty for key staff and management

Capital Markets Day, October 2006 Slide 3 Raiffeisen INTERNATIONAL Member of RZB Group

1. Early Steps Initiated to Establish Control and Achieve Quick Wins

	Achievements and Topics
RI Risk Management Standards Established	☺ Raiffeisenbank Head of Risk Management acting as Co-Chairman to the credit committee at Impexbank ☺ Both risk management divisions integrated ☺ Roll-out of RI standards in Impexbank
Treasury Functions Aligned	☺ Raiffeisenbank Treasury Department Head, appointed as Board Member in Impexbank for treasury ☺ Funding initiatives started
Quick Wins Achieved	☺ Joint procurement – quick wins already achieved ☺ ATM access for customers of both banks free of charge ☺ Distribution of Raiffeisen products via Impexbank network for pension products initiated ☺ All Raiffeisenbank customers will be able to make RUB payments to Raiffeisenbank accounts in all Impexbank branches

Capital Markets Day, October 2006 Slide 4 Raiffeisen INTERNATIONAL Member of RZB Group

2. Integration of Both Banks Started

	Achievements and Topics
Integration Management Set-Up	☺ Integration steering committee with Board Members of both banks operating ☺ Johann Jonach as Country Head in charge of both banks and integration (Chairman of Integration Steering Committee) ☺ Integration project office established, head of integration appointed
Integration Projects Planned	☺ Identification of key integration projects initiated ☺ Planning and budgeting of relevant projects until end of October
Communication Key to Success	☺ Communication plan developed, execution ongoing ☺ Several measures rolled out: Monthly combined newsletter for both banks, information events in both banks about integration on a regular basis, roadshows/branch visits of top management in Moscow and the regions ☺ Employee campaign supported by PR agency started

3. Legal Merger Planned for 2007

Framework

- Accession model: Impexbank will be merged with Raiffeisenbank
- Target date in second half of 2007
- Working group established

Current Scope

- Approval process and legal procedures to achieve one legal entity
- Unification of external and internal accounting and regulatory reporting
- Resigning of existing service contracts, real estate, etc.

3. Overview – Planned Pre-Merger Phases


2006
2007
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Pre-merger phase
Strategy & budget process
Legal merger preparation
Project planning
Implementation of integration projects
Define and implement operating model
MIDAS+ up-grade in RBRU
Legal merger in second half of 2007 planned due to complex and time consuming process
Step-by-step approach

1. Strategy as framework
2. Legal merger target date to trigger principle integration approach and projects
3. Integration projects to be defined based on needs out of legal merger preparation
4. Workstream for definition of operating model and transformation set-up

Capital Markets Day, October 2006 Slide 7 Raiffeisen INTERNATIONAL Member of RZB Group

4. Overview – Planned Post-Merger Phases


2006
2007
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Post-merger phase
Post merger issues
Operating model
Start Ops/IT merger
Step-by-step approach

1. Post-merger relevant topics (e.g. relocation, HR issues)
2. Start of operational merger (one CBS, centralization, branch network restructuring)

Capital Markets Day, October 2006 Slide 8 Raiffeisen INTERNATIONAL Member of RZB Group

Project Focus for the Pre-Merger Phase in 2006 and Early 2007

- Preparation and execution of the legal merger
- Key integration areas:
  - Preparation of re-branding of branches
  - Implementation of new target organizational structure in head office Moscow and regions
  - Unified accounting and controlling (MIS, standardization and financial reporting for new bank)
  - HR - Change management and management development, retention of key people, implementation of HR standards in Impexbank
  - Preparation of operational merger
  - Efficiency improvements in administrative and governance processes

Strategic Initiatives – Retail Banking

Aris Bogdaneris,
Board Member Retail Banking

Raiffeisen
INTERNATIONAL
Member of RZB Group

Building A Retail Banking Powerhouse

Average Volumes Retail Lending in € bn[1]



2
4.5
8.5
11.5
2003
2004
2005
1H 2006

Number of Retail Customers



3.2
5.1
9.7
11.2
2003
2004
2005
1H 2006

Average Volumes Retail Deposits in € bn[1]



4.8
8
13.9
16.2
2003
2004
2005
1H 2006

Profit before tax in € mn



-23.8
42.5
117.6
128.4
2003
2004
2005
1H 2006

(1) Aggregated

Raiffeisen INTERNATIONAL Member of RZB Group

Strategic Initiatives – Retail Banking

- **Branch Sales Force Effectiveness**
- **Fund Management**
- **Insurance**

Raiffeisen
INTERNATIONAL
Member of RZB Group

The Opportunity


Imagine The Volume Impact If We Dramatically Improved The Sales Abilities of Our 18,000-Strong Sales-force in each of our 2,800 Branches ...

Sales Force Effectiveness (SFE) Is A Program Designed To Fundamentally Change The Way Our Branch Bankers And Managers Behave...

Main SFE Goals Are:

Revenue Increase (Initial And Sustained)

Increased **Customer Satisfaction** Through Focus On Customer Needs

Energized Front-line And Network Management

SFE Cycle in Raiffeisen



1. Target setting & Measuring
2. Sales techniques & tools
3. Branch processes
4. Knowledge sharing & coaching
5. Talent management & incentives

Capital Markets Day, October 2006 Slide 5 Raiffeisen INTERNATIONAL Member of RZB Group

Branch SFE Is An Integrated Concept ...

Tool	What It Really Means...
Target setting	☐ Individually assigned weekly targets ☐ Targets (only) for major revenue drivers
In-branch measurement	☐ Transparency on performance of branch and individuals ☐ Ability to compare performance to peers
Sales tools	☐ Tools to support selling developed and implemented ☐ Sellers and tellers trained to maximize sales from each opportunity
Coaching	☐ Sales coaching intensity dramatically increased ☐ Coaching training conducted and supporting tools prepared
Sales management	☐ Sales push happens regularly at all levels of the organization through a well structured system of meetings and calls
Incentives	☐ Sales performance as main driver of rewards for sellers and managers

Capital Markets Day, October 2006 Slide 6 Raiffeisen INTERNATIONAL Member of RZB Group

SFE Tools: Overview Of Branch Monitor – Romania

„Scorecard" Provides Clear Overview of Branch's Performance vs. Target





Individual Performance Visualized To Whole Branch



Simple Interface Allows Other HQ Departments to Monitor Performance At Individual Level On Weekly Basis



Micro-driver Analysis Allows Branch Manager To Understand Over/Underperformance



Source: SFE team

Capital Markets Day, October 2006 Slide 7

Raiffeisen INTERNATIONAL Member of RZB Group

SFE Tools: New Branch Monitor – Albania

"Scorecard" to overview Branch performance against target and peers





Individual Performance Page


Raiffeisen BANK
Në Duar të besuara

HQ Performance Oversight Pages


LOCATION PERFORMANCE
REGIONAL AND AREA PERFORMANCE
INDIVIDUAL PERFORMANCE

Capital Markets Day, October 2006 Slide 8

Raiffeisen INTERNATIONAL Member of RZB Group

SFE Tools: Visible Tools To Drive Branche Sales Process – Hungary


Product Guide "Map" (For Customer)
Referral Cheat Sheet (As Mouse Pad)
A
Customer
Salesperson
D
"Product Guide "Map"
(Questionnaire + Notes For The Banker)
B
Objections Cheat Sheet
C

Source: SFE team

SFE Tools: Intense On-the-Job Coaching Improves Sales Execution – Poland

Coaching Tools

Observation Cards



Sales Coaching Calendar (Map)



Coaching Results Report


RAPORT Z OBSERWACJI SPRZEDAŻOWYCH
Jan Kowalski

Records results of observations of one banker
And Helps define areas for further development

Provides management with information on
Coaching intensity and results per agency

Incentives: Variable Pay Increasing

Share of variable compensation on total compensation in RI countries in percent



Service staff
Sales staff
Branch manager
Croatia
Poland(1)
Romania
Serbia
Albania
Hungary
12
17
10
13
9
13
19
17
38
26
33
31
16
17
23
19
32
43

(1) Unifies sales and service; split would reduce pay for service and increase for sales staff

Best practice minimum

Sales Management Pyramid – Serbia

Branch Sales Management is about having a „clear line of sight to effectively and efficiently manage down the line"...



Key Sales Meetings

Head of Sales
- Weekly Telco with RMs and Head of Sales
- Monthly sales meeting with RMs
- Quarterly national sales conference

Regional Sales Manager
- Bi-weekly telco to each subordinate manager
- Monthly review with all subordinate managers

Branch manager
- Daily 10-minutes sales meeting
- Weekly 1h sales meeting (all frontline)
- Weekly individual coaching of sales team leader
- Monthly review of performance in branch

Branch Sales Team Leader
- Daily 10-minutes sales meeting
- Weekly 1h sales meetings
- Monthly review of performance



"Mystery" Monitoring
Head of Sales
Regional Managers
Branch managers
Sales Team Leaders
Visits two monthly regional meetings p.m.
Visits 4 branches per week (2 visits in each regional branch p.m.)
Attends 1 coaching session per week

Source: SFE team

SFE Impact So Far . . .

Country (weeks)	Sales uplift for all Available weeks[1]	% of Branches Completed
Serbia (18)	127%	29%
Croatia (18)	184%	22%
Albania (20)	98%	20%
Poland (38)	111%	100%
Romania (34)	105%	41%

(1) Weighted average growth of SFE branches as compared to the rest of the network, weights – estimates of product profitability

Capital Markets Day, October 2006 Slide 13 Raiffeisen INTERNATIONAL Member of RZB Group

Roll-out Model Leverages Experience Of Previous-wave Countries In The Next Waves

		Expected finish
Pilot Banks	Romania, Poland	Q4 2006
1st Wave Banks	Albania, Croatia, Serbia	Q1 2007
2nd Wave Banks	Slovakia, Hungary, Bulgaria	Q2 2007
3rd Wave Banks	Russia, Ukraine	Q2 2008
4th Wave Banks	Belarus, Bosnia, Kosovo, Slovenia	Q1 2008

Capital Markets Day, October 2006 Slide 14 Raiffeisen INTERNATIONAL Member of RZB Group

Strategic Initiatives – Retail Banking

- **Branch Sales Force Effectiveness**
- **Fund Management**
- **Insurance**

Raiffeisen INTERNATIONAL
Member of RZB Group

Market Growth Funds – A Global Comparison

Assets Under Management In € bn
Regional/Country Growth Rates 2004 – 2005



+6%
15,000
+25%
4,800
+25%
156
+52%
35
World
Euro Zone
Austria
Poland, Czech Republic, Hungary, Slovakia

AUM Per Capita 2005

US	€ 21,000
Austria	€ 12,000
Poland	€ 470
Czech Republic	€ 490
Hungary	€ 510
Slovakia	€ 380

Strong Brand, Big Network, and Ability To Gather Savings...

Average Volumes Retail Deposits in € bn[1]



4.8
8
13.9
16.2
2003
2004
2005
1H 2006

Branch Outlets



695
875
2,390
2,671
2003
2004
2005
1H 2006

(1) Aggregated

...Are Strong Attributes To Building A Successful Fund Business

- Deposits Growing By Approximately 40% Per Annum Since 2002
- Premium Brand In Most Markets Signifies Foreign Know How And Safety
- Opportunity To Leverage 2,671 Branches For Fund Distribution

Capital Markets Day, October 2006 | Slide 17 | Raiffeisen INTERNATIONAL Member of RZB Group

Continuing To Leverage Expertise (and Products) of Raiffeisen Capital Management

- Established 1985
- Shareholding: 100 % Raiffeisen Banking Group
- Market Leader In Austria (23% Market Share)
- Assets Under Management > € 40 bn
- 55 Funds For Retail Customers
- 235 Funds For Institutionals
- Awarded Best Austrian Large Fund Manager For 5 Year Period (Standard & Poor's)

Raiffeisen Capital Management

Capital Markets Day, October 2006 | Slide 18 | Raiffeisen INTERNATIONAL Member of RZB Group

RI Fund Management Business Metrics

Assets Under Management in € bn


2.5
2.0
1.0
0.7
2003
2004
2005
1H 2006

Fund Units Now Established In Six Countries

Production Centre, R&D And Coordination With Raiffeisen Capital Management in Vienna

Leadership In New Products (i.e. Guaranteed Funds, Real Estate Funds)

Spearheading Position In Pension Reform Projects Throughout The Region

Capital Markets Day, October 2006 — Slide 19

Raiffeisen INTERNATIONAL Member of RZB Group

Strong Positioning in Key Markets; First Mover In Russia and Romania

Assets Under Management in € mn


Mkt Share: 8%
Mkt Share: 27%
Mkt Share: 30%
180
533
735
461
713
741
354
617
853
2004 2005 8M 2006
Hungary
2004 2005 8M 2006
Slovakia
2004 2005 8M 2006
Croatia

Russia, Romania and Bulgaria Launched In Last 12 Months

Serbia To Launch By Year-end; Ukraine To Follow

RCM Funds Sold In Czech Republic, Poland, Slovenia, Hungary
Slovakia and Bulgaria

Integrate Funds Sales into Current Branch SFE Program

Raiffeisen ALAPOK — TAM — Raiffeisen MANDATORY PENSION FUND Management Company Plc — Raiffeisen INVEST

Capital Markets Day, October 2006 — Slide 20

Raiffeisen INTERNATIONAL Member of RZB Group

Strategic Initiatives – Retail Banking

- **Branch Sales Force Effectiveness**
- **Fund Management**
- **Insurance**

Raiffeisen INTERNATIONAL
Member of RZB Group

Insurance Penetration Rates

Life Insurance	**CEE**	**EU-15**
Average Premium Life-Insurance	€ 40	€ 2,150
Life Insurance as part of total insurance business	22%	62%
Life Insurance Penetration (Annual Premium as % of GDP)	0.6%	5.2%
Non-Life Insurance		
Average Premium	€ 130	€ 1,300
Non-Life Insurance Penetration	2.1%	3.3%

Source: Swiss Re sigma No. 6, RI

Insurance Is An Integral Part Of RI's Retail Product Strategy

Staged New Product Introductions Throughout Region


Stand Alone Insurance CIS/SEE
Stand Alone Insurance EU5
Payment Protection Insurance CIS/SEE
Payment Protection Insurance (PPI) EU5
Time To Launch
Product/Sales Complexity

Raiffeisen INTERNATIONAL
Member of RZB Group

Building Insurance On The Back of Retail Lending Business

Selected PPI Loan Penetration Rates


New Loan Volume 1-6/2006 (€ mn)
140
120
100
80
60
40
20
0
48%
100%
100%
80%
98%
100%
PL Credit Card
UA Personal Loan
HR Mortgage
HU Personal Loan
CZ Personal Loan
SK Personal Loan

Raiffeisen INTERNATIONAL
Member of RZB Group

Product Introduction Progress & Plans



	PL	CZ	SK	HU	SL	RU	UA	BY	RO	BG	HR	CS	BH	AL	KO
Personal Loan PPI															
Mortgage Loan PPI															
Credit Card Insurance					■			■					■	■	■
Life Ins. - Stand Alone															
SME Insurance Package															

Launched in 2005

Capital Markets Day, October 2006 Slide 25

Raiffeisen INTERNATIONAL Member of RZB Group

Product Introduction Progress & Plans



	PL	CZ	SK	HU	SL	RU	UA	BY	RO	BG	HR	CS	BH	AL	KO
Personal Loan PPI					■	■	■		■	■	■	■			
Mortgage Loan PPI			■	■	■	■	■			■		■			
Credit Card Insurance					■	■		■	■				■	■	■
Life Ins. - Stand Alone	■	■		■							■				
SME Insurance Package				■			■				■				

Launched in 2005 **Added in 2006**

Capital Markets Day, October 2006 Slide 26

Raiffeisen INTERNATIONAL Member of RZB Group

Product Introduction Progress & Plans



	PL	CZ	SK	HU	SL	RU	UA	BY	RO	BG	HR	CS	BH	AL	KO
Personal Loan PPI					■	■	■		■	■	■	■			
Mortgage Loan PPI			■	■	■	■	■			■		■			
Credit Card Insurance					■	■		■	■				■	■	■
Life Ins. - Stand Alone	■	■		■							■				
SME Insurance Package				■			■				■				

Launched in 2005 **Added in 2006** **Will be added 2007**

Capital Markets Day, October 2006 Slide 27 Raiffeisen INTERNATIONAL Member of RZB Group

How Raiffeisen International Strives for More Efficiency and More Effectiveness

Heinz Wiedner, COO

Raiffeisen INTERNATIONAL
Member of RZB Group

RI's Productivity Improvement Strategy

RI's Productivity Improvement Strategy

Compensation/Salaries

55%

Process Management

- Eliminate non value adding process steps
- Centralize to leverage economies of scale
- Enable the use of more technology

Admin/Depreciation

45%

Sourcing/Procurement

- Establish local expertise
- Centralize purchase power
- Use technology to improve purchase to pay process

Process Improvement

Raiffeisen
INTERNATIONAL
Member of RZB Group

Improvement Focus on...

- Loan application processing
- Customer service/Call centers
- Collections
- Payment operations

Streamline local processes

Standardize mass processes

Centralize non-sales activities

Establish shared service centers

It's not only about cost, but transformation to a profitable engine for growth

Gaining Momentum



Ongoing projects will deliver € 36.5 mn

70+ Projects currently ongoing; As of 30/6 realized € 13.3 mn

58 Projects completed; Realized Benefits € 15.7 mn

26 Projects completed; Realized Benefits of € 6.7 mn

Started Groupwide 6 Sigma Roll out

2003 | 2004 | 2005 | 2006 | 2007 | 2008

Accumulated benefits since introduction € 35.7 mn

Capital Markets Day, October 2006 | Slide 5 | Raiffeisen INTERNATIONAL Member of RZB Group

Some Recent Successes with Proven Track Record

Bulgaria

- Improved and centralized payment processing
- Processing time cut by 50% for dom. payments and 74 % for foreign payments
- Freed-up branch resources converted to sales
- Installed modern scanning technology
- First 6 months benefits = **€ 650,000**

Romania

- Improved cash deposit-/withdrawal process
- Total processing time reduced from an average of 6 minutes down to 3 minutes
- **No** IT changes necessary; solely workflow optimization
- 250 man days of project work invested to deliver benefits of **€ 8.6 mn** over the 2006/2007 period

Czech Republic

- Improved micro-lending application processing
- Improved TTY from over 3 days down to 1
- Increased approval rate to over 90%
- Average monthly volume trippled
- Project delivered **€ 600,000** in first 6 months



Capital Markets Day, October 2006 | Slide 6 | Raiffeisen INTERNATIONAL Member of RZB Group

Examples of Current Endeavors

Ukraine (Raiffeisen Bank Aval)

- Improve and centralize collections
- Enable the use of adequate technology, software, dialer, IVR
- Optimize staffing following prime time requirements
- Increase productivity by 50%
- Reduce reserve requirements by 23%
- Planned impact of € 2.2 mn

Poland

- Average weekly approval rate shall increase from below 30% to 40%
- 80% of decisions to be made within 30 minutes; today 65%
- Volume expected to increase by 30%
- Planned impact of € 1.35 mn over 2 years

Czech Republic

- Improve operational efficiency in foreign payments processing
- Eliminate manual effort and operational risk
- Reach an average STP rate of 75%
- Gain market share through lower client charges
- Planned impact of € 113,000 p.a.

Capital Markets Day, October 2006 Slide 7

Raiffeisen INTERNATIONAL
Member of RZB Group

Central Procurement

Heinz Wiedner, COO

Raiffeisen INTERNATIONAL
Member of RZB Group

2006 Purchase Base (P-Base)[1]


680
476
200
2006 P-Base
~70% manageable in 2006
CAPEX

Manageable spend is € 676 mn

2006 savings target is € 30 mn

(1) in € mn, P-Base = OPEX excluding personnel expenses and depreciation

Local or Central Buy ?

HQ

- **Aggregation**
- **Standardization**
- **Price**







Balanced approach to maximize impact!







- **Proximity**
- **Service quality**
- **Market specifics**

Local

RI Procurement Framework


Group buy
(20%)
Standard...
Processes
Policies & guidelines
Systems
Lead buy
(10%)
Local buy
(70%)

Group & Lead Buy Initiatives

Group buy projects...

■ ATMs	closed
■ APS	closed
■ Procurement system	closed
■ Insurance	in progress
■ Archiving	in progress
■ Office print	in progress
■ Server consolidation	in progress
■ Office furniture	pipeline
■ Cash in transit	pipeline
■ Courier services	pipeline

Lead buy pipeline...

- Fixed line and mobile telephony
- Commercial print
- Stationary & office supplies

Savings Performance


30
15
10
2005 ACT
1-6/2006 ACT
2006 PLAN

Roadmap to Procurement Excellence


...May 2005
2006
2007
2008...
Structure framework
Build organisation
Select standard procurement system
Roll out system
Perform spend analysis projects
Establish Group Buy
Design and roll out
Maintenance

Corporate Banking CEE
Enhance Profitability in Corporate Banking

Peter Lennkh,

Board Member Corporates and Regions

Raiffeisen INTERNATIONAL
Member of RZB Group

Corporate Banking Performing Well Despite Competitive Environment

Corporate Key Financials

Profit Before Tax in € mn



221
229
337
238.7
2003
2004
2005
1-6/2006

Return on Equity



25.2%
26.9%
30.6%
31.5%
1-9/2005
1-12/2005
1-3/2006
1-6/2006

To Withstand Competition Corporate Banking is Continuosly Improving 4 Strategic Key Elements

Clients

- Strong focus on increasing mid market corporate customer base
- Intensification of cross-selling local and cross-border
- Maintenance of high customer loyalty through value added service

Sales & Service

- Adaptation of sales and service model to ensure client proximity
- Appropriate sales/relationship management approach for each corporate client segment

Products

- Full range of value added products and services building on the Group's best practice
- Improved functionality and effectiveness of existing products

Procedures

- Improved efficiency of processes and procedures
- Effective sales management to sustainably exploit revenue potential

CLIENTS

Profitability is Sustained by a Consistent Corporate Banking Strategy throughout the Region

...with a strong focus on the mid-market segment – steps taken:

1. Identification of valid segmentation criteria to create optimum target group clusters in terms of needs and expectations took place
2. Implementation of an appropriate sales and service model per sub-segment to fully meet clients, expectations and needs
3. Development an effective segment management to fully exploit revenue potential

- Optimizing allocation of resources and procedures, thus minimizing costs through increased efficiency
- Leveraging best practice transfer due to distinguishable profiles and requirements
- Applying adequate KPI's to leverage profitability management (clients/relationship management, cross-selling rate, etc) and sales efficiency
- Improving risk profile due to focus on clearly defined segments

Effective Sales & Profitability Management via an Appropriate Sales & Service Model


x-sell
International clients
Group clients
Large corporates
MidMarket
Small enterprises
Micros
Private individuals
Corporate
Retail
Optimize service
+
„Intelligent solutions tailormade to our client's need"
„Talk special – sell standard."
„Talk standard – sell standard."
optimize resources
+
Headoffice
Corporate Regional Centers
Branches
optimize procedures
IT, Risk, Sales Management, MIS,...
sophisticated
simplified
streamlined
=
Generate Sustainable Revenues

Regional (Corporate) Centers either already in Place or to be Implemented by 2006/07


2006
2007
Nov
Dec
Q1
Q2
Q3
Q4
Q1
Bosnia
6 Centers
Bulgaria
10 centers in place
Croatia
15 centers in place
Czech Republic
7 centers in place
Hungary
10 centers in place
Poland
11 centers in place
Romania
8 centers to be implemented
Russia
Centers to be defined and implemented for the combined bank
Serbia
8 centers in place
Slovakia
6 centers in place
Slovenia
2 centers in place
Ukraine
Regional centers to be adjusted

International Client Desks...

...as single point of entry in each bank to accompany the client within RI Group

... firmly linking a Group of Banks together to pave the way for successful cross-border business

- Assist local regional centers in servicing cross border or international clients
- Quality management by dealing with complaints and solving problems
- Act as coordinating unit for the Group in servicing (referred) cross-border clients
- Support international clients in their cooperation with the bank (assignment of relationship manager according to client's requirements)

Focus on Leveraging Best Practice Transfer among the Regions...

Pricing Tool

One tool throughout the network for calculation of Risk Adjusted Minimum Margin on relationship level

- Priority on long-term relationships with sustainable profitability potential
- Incentive for relationship managers to cross-sell non-risk services to borrowers
- Ability for decision makers to make most commercially viable capital allocation and grow risk weighted assets in a most profitable manner
- Enable pre-calculation of expected profitability from potential new business

Effective Performance Management

Planning/Reporting/Monitoring Cycle – to fully exploit Revenue Potential

Performance management on each level with appropriate reports – MIS supported

Board	Division Head	Sales Management	Corporate Centers	Teams	Rel.man
	MbO	Quarterly targets financials & sales split by single CCs or region	Quarterly targets financials & sales acquisition targets	Monthly targets • Pipeline reports • Acquisition lists • Call reports	• Pipeline reports • Acquisition lists • Bi-weekly call & Sales reports to check target realization

- Planning/reporting/monitoring cycle on each management level by country throughout the year to ensure achievements
- Adequate KPI's applied to leverage profitability management (e.g. clients/relationship management per sub-segment, cross-selling rate, cost/income ration, risk weighted assets etc) and sales efficiency
- Profiles and functions within the regional centers and head office defined
- Regular reporting to RI HQ for monitoring and discussion of business development per country and identification of areas for improvement

Country Overview

Herbert Stepic, CEO

Raiffeisen INTERNATIONAL
Member of RZB Group

Dynamic and Continuous Expansion of the Network

- Successful "greenfield" strategy ...



Hungary
Poland
Czech Republic
Bulgaria
Russia
Ukraine
Serbia
Slovakia
Croatia
Romania
1987
1991
1993
1994
1997
1998
2000
2001
2002
2003
2004
2005
2006
Bosnia & Herzegovina
Romania
Slovenia
Kosovo
Belarus
Albania
Ukraine
Raiffeisen BANK AVAL
Impexbank
Czech Republic

- ... complemented by targeted and profitable acquisitions

Central Europe (CE)

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisenbank, Czech Republic

- Acquisition of eBanka leads to combined market position at number 6 in terms of total assets (based on 2005 figures)
- Combined number of customers is at 300,000 and a good basis for additional growth
- Steady development of corporate banking despite very competitive environment
- Mortgage focus underlined by being selected as the sole mortgage provider by the biggest insurance company for their 35,000 agent network
- Mortgage market share rank number 4

Income Statement 1-6/2006 in € mn[1]

Profit before tax	13.0
Profit after tax	9.7

Balance Sheet 30/06/2006 in € mn[1]

Balance sheet total	2,789
Loans and advances to customers	1,926
Deposits from customers	1,703

Performance 1-6/2006[1]

Return on equity (ROE) before tax	21.0%
Return on equity (ROE) after tax	15.6%
Cost/income ratio	66.3%

Resources 30/06/2006[1]

Number of employees	1,173
Business outlets	50
Forecast business outlets in 2008	100

(1) eBanka numbers will not be included until closing.

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisen Bank, Hungary

- Market share stable at rank number 6 in terms of total assets, and the highest ranking greenfield operation, successfully withstanding competitive pressures, particularly in corporate banking
- Continuing our strong push into the retail segment expanding from 81 to 103 new outlets year-on-year at the end of the first half of 2006 and an increasing retail contribution to net profit
- Acquired 100,000 customers year-on-year pushing the number of customers to 390,000 at the end of the first half of 2006
- Preparing for the future with the LeAd (Less Administration) project: Implementation of adjusted processes in all branches

Income Statement 1-6/2006 in € mn

Profit before tax	60.0
Profit after tax	46.9

Balance Sheet 30/06/2006 in € mn

Balance sheet total	5,101
Loans and advances to customers	4,291
Deposits from customers	3,401

Performance 1-6/2006

Return on equity (ROE) before tax	35.5%
Return on equity (ROE) after tax	27.7%
Cost/income ratio	54.2%

Resources 30/06/2006

Number of employees	2,353
Business outlets	103
Forecast business outlets in 2008	132

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisen Bank, Poland

- Ranked 12 in terms of total assets and continuing our successful mid-market strategy (creation of 6 regional centres for corporate customers)
- Leading provider of leasing services (market position 3) and factoring (market position 2) in Poland
- Pioneer in credit card issuance with year-on-year credit card growth of 25% to more than 150,000 cards on issue by the end of the first half of 2006
- Group-wide "Sales Force Effectiveness" project, piloted in RBPL, extended its scope to cover not only sales in branches, but also direct sales agents and sales force for small enterprises

Income Statement 1-6/2006 in € mn

Profit before tax	36.5
Profit after tax	29.6

Balance Sheet 30/06/2006 in € mn

Balance sheet total	3,116
Loans and advances to customers	2,176
Deposits from customers	2,257

Performance 1-6/2006

Return on equity (ROE) before tax	28.6%
Return on equity (ROE) after tax	23.3%
Cost/income ratio	54.0%

Resources 30/06/2006

Number of employees	1,992
Business outlets	86
Forecast business outlets in 2008	100

Raiffeisen INTERNATIONAL Member of RZB Group

Tatra banka, Slovakia

- A successful corporate and retail service provider from the very beginning
- TBSK was the second largest lender in the country (market share of 16.7%, overtook VUB) and was ranked 3 in terms of total assets at the end of the first half of 2006
- TBSK will continue to be a market innovator in product development (was first in credit cards, telebanking, internet banking etc.)
- Tatra Asset Management Company (TAM) has a market share of 28% and was number one in the market at the end of the first half of 2006
- Number of customers exceeded 640,000 at the end of the first half of 2006

Income Statement 1-6/2006 in € mn

Profit before tax	40.8
Profit after tax	35.0

Balance Sheet 30/06/2006 in € mn

Balance sheet total	5,163
Loans and advances to customers	2,374
Deposits from customers	3,839

Performance 1-6/2006

Return on equity (ROE) before tax	23.5%
Return on equity (ROE) after tax	20.1%
Cost/income ratio	56.5%

Resources 30/06/2006

Number of employees	3,325
Business outlets	141
Forecast business outlets in 2008	150

Raiffeisen Krekova banka, Slovenia

- Market leader and pioneer in asset management services
- Clear focus to expand mid-market and small enterprise business and to sustain cross border business with international companies
- Fit for the introduction of the Euro on 1st January 2007
- Increased risk provisioning for some retail products had adverse impact on results in first half 2006
- Immediate reaction by improved set-up of the credit risk procedures
- Ranked number 10 in the market in terms of total assets

Income Statement 1-6/2006 in € mn

Profit before tax	-3.3
Profit after tax	-3.2

Balance Sheet 30/06/2006 in € mn

Balance sheet total	927
Loans and advances to customers	562
Deposits from customers	412

Performance 1-6/2006

Return on equity (ROE) before tax	-12.8%
Return on equity (ROE) after tax	-12.3%
Cost/income ratio	80.9%

Resources 30/06/2006

Number of employees	339
Business outlets	13
Forecast business outlets in 2008	14

Southeastern Europe (SEE)

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen Bank, Albania

- The transformation from a state owned savings bank into a commercial bank has been successfully accomplished
- RBAL is ranked number 1 in terms of total assets; RBAL recently gained number 1 in loans and is pioneer in lending market
- Selective business in corporate banking leads to sound portfolio structure
- Retail sales finance was launched, RBAL is the only bank offering this product in the country
- Leasing subsidiary became operative early in 2006 and is showing promising results
- Number of customers exceeded 450,000 at the end of the first half of 2006

Income Statement 1-6/2006 in € mn

Profit before tax	19.7
Profit after tax	15.7

Balance Sheet 30/06/2006 in € mn

Balance sheet total	1,699
Loans and advances to customers	203
Deposits from customers	1,524

Performance 1-6/2006

Return on equity (ROE) before tax	75.8%
Return on equity (ROE) after tax	60.6%
Cost/income ratio	42.0%

Resources 30/06/2006

Number of employees	1,162
Business outlets	90
Forecast business outlets in 2008	100

Raiffeisen Bank, Bosnia & Herzegovina

- Above market growth in housing loans (market share rose from 18% to 22% year-on-year at the end of the first half of 2006); RBBH is ranked number 2 in terms of total assets
- Continuous adjustment of products in line with market demand and increase of competitive advantage
- Centralisation of back office functions for increased efficiency
- Stronger position on the mid-market via establishment of local corporate centres
- Number of customers exceeded 555,000 at the end of the first half of 2006

Income Statement 1-6/2006 in € mn

Profit before tax	8.9
Profit after tax	8.9

Balance Sheet 30/06/2006 in € mn

Balance sheet total	1,421
Loans and advances to customers	832
Deposits from customers	950

Performance 1-6/2006

Return on equity (ROE) before tax	20.7%
Return on equity (ROE) after tax	20.7%
Cost/income ratio	65.5%

Resources 30/06/2006

Number of employees	1,219
Business outlets	71
Forecast business outlets in 2008	75

Capital Markets Day, October 2006 11

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisenbank, Bulgaria

- Market position improved from 5 to 4 in terms of total assets
- Highly successful change of business mix focus from corporate to small enterprises and retail business
- Adding 10,000 new customers per month, the number of customers exceeded 285,000 at the end of the first half of 2006
- Despite substantial growth restrictions from the National Bank positive development in all business segments

Income Statement 1-6/2006 in € mn (1)

Profit before tax	20.9
Profit after tax	17.9

Balance Sheet 30/06/2006 in € mn(1)

Balance sheet total	1,718
Loans and advances to customers	960
Deposits from customers	1,003

Performance 1-6/2006(1)

Return on equity (ROE) before tax	45.1%
Return on equity (ROE) after tax	38.6%
Cost/income ratio	43.8%

Resources 30/06/2006(1)

Number of employees	1,582
Business outlets	91
Forecast business outlets in 2008	125

(1) Note: These figures include all of the country banking business.

Capital Markets Day, October 2006 12

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisenbank, Croatia

- SME customer base now exceeds 30,000 reflecting the strategic focus on this target segment
- The total number of customers increased from 475,000 year-on-year to 510,000 at the end of the first half of 2006
- Ranked 4 in terms of total assets
- Exposed to growth restrictions, further tightening not excluded
- Leading market position as building society, Raiffeisen Pension Fund and Raiffeisen Leasing are both number 2

Income Statement 1-6/2006 in € mn

Profit before tax	34.8
Profit after tax	30.9

Balance Sheet 30/06/2006 in € mn

Balance sheet total	4,122
Loans and advances to customers	2,517
Deposits from customers	2,276

Performance 1-6/2006

Return on equity (ROE) before tax	22.1%
Return on equity (ROE) after tax	19.6%
Cost/income ratio	46.2%

Resources 30/06/2006

Number of employees	1,631
Business outlets	44
Forecast business outlets in 2008	55

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisen Bank Kosovo, Kosovo

- RBKO ranked number 1 in terms of profitability and number 2 in terms of total assets
- Largest share of SME assets in the market with around 29% reflects the strong focus on small enterprises and micro segment
- Majority of large corporate customers bank with RBKO
- Number of customers exceeded 110,000 at the end of the first half of 2006
- RBKO is the first bank to offer mortgage loans
- First bank to introduce mobile bankers

Income Statement 1-6/2006 in € mn

Profit before tax	5.9
Profit after tax	4.7

Balance Sheet 30/06/2006 in € mn

Balance sheet total	318
Loans and advances to customers	218
Deposits from customers	259

Performance 1-6/2006

Return on equity (ROE) before tax	44.3%
Return on equity (ROE) after tax	35.0%
Cost/income ratio	46.2%

Resources 30/06/2006

Number of employees	406
Business outlets	31
Forecast business outlets in 2008	37

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisen Bank, Romania

- Pioneer in retail products such as credit cards and consumer finance
- Focus on expanding the branch network to 350 business outlets by 2008
- Ranked 3 in terms of total assets
- Enhancing the sales process by implementing new sales tools and adapting incentive systems ("Sales Force Effectiveness")
- Over 300,000 new customers added year-on-year by the end of the first half of 2006, thereby exceeding 2,105,000
- Optimization and streamlining of internal processes and procedures

Income Statement 1-6/2006 in € mn(1)

Profit before tax	28.0
Profit after tax	24.5

Balance Sheet 30/06/2006 in € mn(1)

Balance sheet total	3,532
Loans and advances to customers	1,905
Deposits from customers	2,231

Performance 1-6/2006(1)

Return on equity (ROE) before tax	22.5%
Return on equity (ROE) after tax	19.7%
Cost/income ratio	69.0%

Resources 30/06/2006(1)

Number of employees	4,678
Business outlets	227
Forecast business outlets in 2008	350

(1) Note: These figures include all of the country banking business.

Raiffeisenbank, Serbia

- Having been a universal bank from the very beginning, RBSM is the leader in the market in terms of total assets, loans and deposits
- Fast growth in customer numbers, exceeding 365,000 at the end of the first half of 2006
- Number of business outlets will double until 2008
- RBSM introduced first credit cards in the market reaching more than 100,000 cards on issue at the end of the first half 2006
- Exposed to growth restrictions, which even apply to leasing companies, with further tightening not ruled out

Income Statement 1-6/2006 in € mn(1)

Profit before tax	10.0
Profit after tax	8.0

Balance Sheet 30/06/2006 in € mn(1)

Balance sheet total	1,702
Loans and advances to customers	1,023
Deposits from customers	776

Performance 1-6/2006(1)

Return on equity (ROE) before tax	16.7%
Return on equity (ROE) after tax	13.3%
Cost/income ratio	66.6%

Resources 30/06/2006(1)

Number of employees	1,429
Business outlets	49
Forecast business outlets in 2008	100

(1) Note: These figures include all of the country banking business.

Commonwealth of Independent States (CIS)

Raiffeisen INTERNATIONAL
Member of RZB Group

Priorbank, Belarus



- Selectively servicing corporate customers mainly in the private sector and building a strong retail base in this highly regulated market
- Following the successful transformation significant improvement was made in the field of centralization
- Ranked 3 in terms of total assets
- Number of customers exceeded 600,000 at the end of the first half of 2006
- Leasing operations started successfully

Income Statement 1-6/2006 in € mn

Profit before tax	17.2
Profit after tax	11.4

Balance Sheet 30/06/2006 in € mn

Balance sheet total	700
Loans and advances to customers	491
Deposits from customers	396

Performance 1-6/2006

Return on equity (ROE) before tax	31.6%
Return on equity (ROE) after tax	21.0%
Cost/income ratio	50.9%

Resources 30/06/2006

Number of employees	1,853
Business outlets	51
Forecast business outlets in 2008	63

Capital Markets Day, October 2006 18 Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisenbank, Russia

- Number 1 position among the international banks; RBRU and Impexbank together number 7 among all banks in Russia
- One of the leading banks in the mortgage market
- Combined number of customers exceeded 885,000 at the end of the first half of 2006 with RBRU alone acquiring year-on-year more than 100,000 new retail customers
- At least 4 years of branch expansion saved as a result of the acquisition
- Main focus in 2006/2007 is the integration of the two banks and the creation of a distribution power house by 2008

Income Statement 1-6/2006 in € mn (1)

Profit before tax	73.0
Profit after tax	55.4

Balance Sheet 30/06/2006 in € mn(1)

Balance sheet total	4,992
Loans and advances to customers	3,149
Deposits from customers	3,096

Performance 1-6/2006(1)

Return on equity (ROE) before tax	34.1%
Return on equity (ROE) after tax	25.9%
Cost/income ratio	42.0%

Resources 30/06/2006(1)

Number of employees	1,949
Business outlets	36
Forecast business outlets in 2008	325

(1) Note: Financials are Raiffeisen Bank only, except for 2008 outlet forecast which includes Impexbank.

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisen Bank Aval, Ukraine

- Number of customers exceeded 3,600,000 at the end of the first half of 2006
- Goal to achieve the number 1 position in Ukraine in terms of total assets (presently number 2)
- Quickly expanding the Retail loans business, having already reached 15% market share
- Accelerating the transformation process – priority projects are redesign of branches, IT, HR, enhancement of financial and management control, re-branding, and overhauling the administration processes
- Strengthening of risk management

Income Statement 1-6/2006 in € mn

Profit before tax	33.0
Profit after tax	24.8

Balance Sheet 30/06/2006 in € mn

Balance sheet total	3,493
Loans and advances to customers	2,692
Deposits from customers	2,228

Performance 1-6/2006

Return on equity (ROE) before tax	14.4%
Return on equity (ROE) after tax	10.8%
Cost/income ratio	62.9%

Resources 30/06/2006

Number of employees	16,857
Business outlets	1,342
Forecast business outlets in 2008	1,381

Raiffeisen INTERNATIONAL Member of RZB Group

Kazakhstan

- Successful closing of sale of Kazakh JSC Bank TuranAlem (BTA) representing 7.7 per cent of BTA's capital for € 136.5 million to an investor consortium led by Stockholm based East Capital Explorer Financial Institutions Fund
- We focus on strategic, not on financial investments and our strategy is to actively manage the banks within our network. Since this is only feasible from a majority shareholder's position and it is clear we would not achieve this with BTA, we decided to sell our participation
- Kazakhstan remains an attractive market for us, which is also underlined by the fact that we run one of the three largest leasing companies of the country

Risk Management

Martin Grüll, CFO

Raiffeisen INTERNATIONAL
Member of RZB Group

Risk Management Group Overview

Raiffeisen INTERNATIONAL
Member of RZB Group

Group Risk Management Policies

- Management of credit, country, market, liquidity and operational risks at every level of the Group
- Clear separation between business origination and risk management activities are in place in all network banks
- Risk policy per local subsidiary and asset classes ensure sound risk management on Group level
- Group wide credit risk management and approval process is based on common rating methodologies
- Group wide preparation and adaptation of core systems for full implementation of Basel II concept is well on track:
  - All rating/scoring models & tools developed
  - Common default concept implemented and rolled out
  - Integration tests to start in 1/2007 (in 3 steps)
  - RI Group starts fully compliant Basel II reporting from 1/2008 onwards

Group Risk Management – Key Ratios (I)

Provisioning Ratio[1]


0.86 %
0.98 %
0.81 %
0.87 %
2003
2004
2005
1-6/2006

Risk/Earnings Ratio[2]


15.5 %
17.1 %
13.9 %
15.3 %
2003
2004
2005
1-6/2006

(1) New provisions for impairment losses/Average risk assets on the banking book
(2) New provisioning for impairment losses/Net interest income

Group Risk Management – Key Ratios (II)

Non-Performing Loans as % of Customer Loans

- Non-performing loans (NPLs) as a percentage of customer loans increased from 1.7% in 2005 to 2.3% at the end of the first half of 2006 due to changes in reporting methodology and acquisitions



2.3 %
1.7 %
2005
1-6/2006

Coverage Ratio in %

- Coverage ratio[1] remains well above 100%, having gone from 154.1% in 2005 to 119.6% at the end of the first half of 2006



154.1 %
119.6 %
2005
1-6/2006

(1) Total provisions for impairment losses/NPL

Portfolio Concentration Based on Asset Classes

CE by Asset Class 30/06/2006



17%
12%
13%
4%
54%

CIS by Asset Class 30/06/2006



4%
14%
20%
5%
57%

SEE by Asset Class 30/06/2006



9%
30%
37%
20%
4%

Raiffeisen International Group 30/06/2006



18%
12%
17%
4%
49%

□ Banks/FI ■ Corporates ▣ Retail SME □ Retail Private Individuals □ Sovereigns

Corporate Risk Management

Raiffeisen INTERNATIONAL
Member of RZB Group

Corporate Risk Management – Key Ratios (I)

Provisioning Ratio[1]



0.56%
0.88%
0.72%
0.55%
2003
2004
2005
1-6/2006

Risk/Earnings Ratio[2]



14.8 %
24.0 %
16.8 %
14.8 %
2003
2004
2005
1-6/2006

(1) New provisions for impairment losses/Average risk assets on the banking book
(2) New provisioning for impairment losses/Net interest income

Corporate Risk Management – Key Ratios (II)

Non-Performing Loans as % of Customer Loans

- Non-performing loans (NPLs) as a percentage of customer loans remained nearly unchanged at 2.07% at the end of the first half of 2006 (in comparison to 1.86% in 2005)



1.86 %
2.07 %
2005
1-6/2006

Coverage Ratio in %

- *Coverage ratio*[(1)] remained relatively stable at 113.6% at the end of the first half of 2006 (in comparison to 124.9% in 2005)



124.9 %
113.6 %
2005
1-6/2006

(1) Total provisions for impairment losses/NPL

Raiffeisen INTERNATIONAL Member of RZB Group

Stable Development of Customer Rating



20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
2005
1H 2006

Explanation of customer rating which does not include collateral:
0.5 = Minimal Risk; 1.0 = Excellent Credit Standing; 1.5 = Very Good Credit Standing; 2.0 = Good Credit Standing; 2.5 = Average Credit Standing; 3.0 = Mediocre Credit Standing; 3.5 = Weak Credit Standing; 4.0 = Very Weak Credit Standing; 4.5 = Doubtful/High Default Risk; 5.0 = Default

Raiffeisen INTERNATIONAL Member of RZB Group

Standardized Credit Decision Making Process


Step 7.
Approval/ Rejection
Step 6.
Submission of the application to HQ
Step 5.
Approval of customer rating by credit risk management
Step 4.
Collateral evaluation by local collateral officer
Step 3.
Processing of the application by local credit risk management
Step 2.
Rating authorization by senior credit analyst
Step 1.
Customer rating proposal by credit analyst
Limit application by account manager

Capital Markets Day, October 2006 11

Raiffeisen INTERNATIONAL Member of RZB Group

Corporate Risk Management Policies and Standards

- Fundamental credit principles, organization and credit process laid down in credit manual which is the standard for all RI Group companies
- Clear separation between business origination and risk management activities in place in all network banks
- Risk policy per local subsidiary and strict asset segmentation ensures sound risk management
- Credit policies review and approval within annual budgeting and planning process
- Separate problem loan committees and work out teams in each country
- Group wide credit risk management and approval process is based on common rating methodologies
- Standardized method for collateral evaluation implemented on a group wide basis, applying conservative discounts depending on the group's track record in collateral foreclosure, the individual legal environment and the liquidity of the collateral in order to determine a realistic internal collateral value

Capital Markets Day, October 2006 12

Raiffeisen INTERNATIONAL Member of RZB Group

Corporate Risk Management Organisation


HQ
Risk
Management
Local Credit
Committee
Local Risk Management

- HQ corporate risk management: A department of 16 senior credit risk managers (supported by 4 credit risk managers from local network units on an internship basis) process over 3,000 applications a year
- Local lending authority of between € 1 to 20 mn depending on the size of the unit (see below)
- Hungary, Slovakia, Czech Republic and Poland € 13-20 mn (maturity buckets, 10 years and above max € 2 mn)
- Other countries € 2-10 mn (maturity buckets, 10 years and above max € 1 mn)
- No out-voting of local risk management by local credit committees (escalation exclusively to HQ in Vienna and only in exceptionally rare cases)

HQ Corporate Risk Management

- 10 nationalities
- 14 languages spoken
- Regional responsibilities (as per Raiffeisen International regional segmentation)
- Exchange programs with sourcing of senior staff from network:
  - e.g. Chief Risk officers in Russia, Ukraine and Romania have several years of experience in Corporate Risk Management in Vienna
- ~2,000 man hours of on the job training for network bank risk managers per year
- In 2006 over 60 corporate risk managers, corporate credit officers and senior corporate account managers of RI Group subsidiaries will have been trained via several one-week "Credit Analysis & Risk Management Seminars" by DC Gardener in Vienna
- In 2006 around 100 man days will have been spent by senior credit risk managers from HQ corporate risk management on client visits in RI Group subsidiaries

Credit Examination Team Strengthens Risk Management Quality

- New function with the following purpose:
  - Monitoring credit process quality
  - Check adherence to group standards
  - Check adherence to policies and proper use of tools
  - Best practice sharing
- The credit examination team compliments and strengthens the local risk management and local internal audit
- Expand scope to SME
- Continuously improving methodology based on experience

Raiffeisen INTERNATIONAL Member of RZB Group

Standardized Credit Examination Process

Pre On-Site Visit (7 days)
- Self assessment by network bank
- Pre-analysis

On-Site Visit (14 days)
- Kick-off conversation
- File and portfolio reviews
- Draft the examination report
- Closing conversation

Post On-Site Visit (7 days)
- Discuss the findings with HQ
- Final report
- Development of action plan

Retail Risk Management

Raiffeisen INTERNATIONAL
Member of RZB Group

Retail Risk Management – Key Ratios (I)

Provisioning Ratio[1]



1.56%
1.56%
1.7%
1.67%
2003
2004
2005
1-6/2006

Risk/Earnings Ratio[2]



16.5 %
15.4 %
14.8 %
17.8 %
2003
2004
2005
1-6/2006

(1) New provisions for impairment losses/Average risk assets on the banking book
(2) New provisioning for impairment losses/Net interest income

Retail Risk Management – Key Ratios (II)

Non-Performing Loans as % of Customer Loans

- Non-perfoming loans (NPLs) as a percentage of customer loans went from 1.52% in 2005 to 2.69% at the end of the first half of 2006 due to change of reporting methodology and acquisitions



1.52 %
2.69 %
2005
1-6/2006

Coverage Ratio in %

- Coverage ratio[1] went from an exceptionally high 225.4% in 2005 to a more normal 127.9%, at the end of the first half of 2006



225.4 %
127.9 %
2005
1-6/2006

(1) Total provisions for impairment losses/NPL

Retail Risk Management


GLOBAL RISK FOCUS
STANDARDIZED PRODUCT APPROACH
PROACTIVE PORTFOLIO MANAGEMENT
INTEGRATED DECISIONS
RETAIL RISK
SYSTEM SUPPORTED RISK PROCESSES
STAFF DEVELOPMENT AND RETENTION
SUSTAINABLE HEALTHY GROWTH
RISK OBJECTIVES COMMUNICATED

Capital Markets Day, October 2006 19 Raiffeisen INTERNATIONAL Member of RZB Group

Retail Risk Management

People & Organization

- HQ risk team tripled year-on-year and continues to grow further
- Retail risk team in Raiffeisen Bank Aval set up; 3 experienced experts brought in
- Impexbank & Raiffeisenbank Russia retail risk team integration in Russia on track
- More than 50 network banks' risk staff trained through various retail risk courses

Standards & Policies

- End to end approach, full credit cycle is in the scope of "integrated" retail risk management in RI Group
- All scorecards are subject to HQ approval prior to their implementation
- Upgraded PI and Micro - SME loan loss provisioning standards will be launched in 2006

Capital Markets Day, October 2006 20 Raiffeisen INTERNATIONAL Member of RZB Group

Retail Risk Management

Reporting & Portfolio Management

- Standardized SME reporting package being rolled out to all network banks
- Monthly private individual portfolio calls became a routine to address significant trends and to monitor progress of major risk initiatives in individual countries
- Standardized stress testing of foreign currency denominated/linked portfolios is being rolled out
- Centralized risk reporting platform close to the test phase



Managing Variances



Managing Developments and Forecasting Trends



Setting and Managing Triggers and Limits



Setting and Managing Budgets



Managing Concentration and Composition



Taking Proactive Measures as Needed

Retail Risk Management

Risk Infrastructure Development

- New tool introduced to support the build-up of retail risk infrastructure **The Risk Kit:**
  - It is one standard applied to all network units by business segment (Privat individuals and SME)
  - It allows for planning and achievement measurement
  - It enables us to identify best practices among the network banks
  - It is organized by key focus areas (dimensions) and three levels of progression


Retail Risk Kit
Raiffeisen INTERNATIONAL
Dimensions – Key Focus Areas of Retail Risk Management
Level 1
Level 2
Level 3
Levels Of Evolution

Retail Risk Management

Product Approval Process

- All new PI products subject to approval by Retail Business & Risk in HQ prior to launch
- Continuous and thorough review of largest PI product portfolios in place
- The process has recently been updated and a new cross-functional training launched

Collections

- Dedicated HQ team from Risk and Operations supports/reviews individual network banks
- Upgrading collection of Impexbank
- Centralization projects are on-going in Croatia, Bosnia and Herzegovina, Slovenia
- Debt Manager software is being implemented in Slovakia (Ukraine and Russia in the pipeline)
- Collections centralization pilot on-going in Ukraine with promising results
- Standardized collections performance measurement package under development

Market Risk

Raiffeisen INTERNATIONAL
Member of RZB Group

Market Risk

Raiffeisen International Group Value-at-Risk (VaR)

VaR, 10 days, 99%, in € mn	VaR on 30/06/2006	Average VaR	Minimum VaR	Maximum VaR
Total	**46.23**	**52.16**	**29.94**	**77.24**
Interest Rate Risk (Banking Book)	**12.59**	10.94	9.23	12.60
Interest Rate Risk (Trading Book)	**5.56**	4.32	1.88	8.76
Currency Risk Trading Book	**24.50**	34.84	18.44	50.28
Currency Risk Trading Book excl. Capital Positions	**1.32**	1.23	0.40	2.60
Price Risk Trading Book	**3.49**	2.06	0.39	5.60

Outlook

Herbert Stepic, CEO

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen International Outlook

- We expect strong earnings growth for the medium term in the CIS countries and above all in Ukraine and Russia. However, restructuring measures in Ukraine and Russia, due to the acquisition of Bank Aval and Impexbank, will burden earnings in the short term
- We continue to judge the potential for the countries of Southeastern Europe (SEE) optimistically, but somewhat more cautiously because of restrictions on credit growth prescribed by supervisory authorities
- In Central Europe (CE), we are increasingly focusing on the fast-growing segments of asset management and insurance products in addition to traditional business
- By our estimates, the balance sheet total will grow by at least 20% annually in the period to 2008. We see the strongest increases in the CIS countries, partly because of the acquisitions made there
- In view of the positive business development in the past few months, we now expect consolidated profit for 2006 of approximately € 550 mn, excluding the proceeds from the sale of Raiffeisenbank Ukraine and the proceeds from the sale of our minority stake in Bank TuranAlem

Raiffeisen International Mid-Term Financial Targets (I)

ROE before Tax in %


24.1%
22.2%
21.8%
> 25.0%
2003
2004
2005
2009

Raiffeisen International Mid-Term Financial Targets (II)

Cost/Income Ratio in %


64.7%
63.5%
61.6%
< 58.0%
2003
2004
2005
2009

Raiffeisen International Mid-Term Financial Targets (III)

Risk/Earnings Ratio in %



15.5%
17.1%
13.9%
~15.0%
2003
2004
2005
2009

Branch Expansion by 2008



Slovenia 2006 H1: 13 2008 FY: 14
Czech Republic 2006 H1: 50 2008 FY: 100
Poland 2006 H1: 86 2008 FY: 100
Slovakia 2006 H1: 141 2008 FY: 150
Belarus 2006 H1: 51 2008 FY: 63
Hungary 2006 H1: 103 2008 FY: 132
Croatia 2006 H1: 44 2008 FY: 55
Russia 2006 H1: 240 2008 FY: 325
Bosnia & Herzegovina 2006 H1: 71 2008 FY: 75
Ukraine 2006 H1: 1,384 2008 FY: 1,381
Serbia 2006 H1: 49 2008 FY: 100
Romania 2006 H1: 227 2008 FY: 350
Kosovo 2006 H1: 31 2008 FY: 37
Albania 2006 H1: 90 2008 FY: 100
Total Branches (1) 2006 H1: 2,725 2008 FY: 3,167
Bulgaria 2006 H1: 91 2008 FY: 125

1) Including leasing and other branches

Table of Contents – Appendix

Appendix

Raiffeisen
INTERNATIONAL
Member of RZB Group

Key Figures

Raiffeisen
INTERNATIONAL
Member of RZB Group

Total Assets Development in € mn


96
144
147
226
362
482
709
963
1,359
2,114
3,193
3,633
4,939
6,895
11,473
14,381
20,063
28,907
40,695
46,339
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
HY 2006

Capital Markets Day, October 2006 3

Raiffeisen INTERNATIONAL Member of RZB Group

Operating Profit Development in € mn


2
6
6
10
18
30
34
44
59
69
126
133
131
185
178
216
360
474
725
542
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
HY 2006

Capital Markets Day, October 2006 4

Raiffeisen INTERNATIONAL Member of RZB Group

Development of Profit after Tax and before Minorities in € mn



1
4
5
7
11
20
20
27
44
38
68
1998(1)
-33
93
106
127
136
227
270
460
334
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1999
2000
2001
2002
2003
2004
2005
HY 2006

(1) Profit after Tax was negative due to the effects of the Russian crisis.

Income Statement in € mn

Income Statement	2005	Change	2004	Change	2003	Change	2002
Net interest income after provisioning	1,034.8	55.40%	665.9	39.87%	476.1	38.32%	344.2
Net commission income	406.8	35.80%	299.7	40.64%	213.1	58.44%	134.5
Trading profit	300.8	36.60%	220.1	-8.90%	241.6	20.98%	199.7
General administrative expenses	-1,162.5	41.20%	-823.3	25.01%	-658.6	29.04%	-510.4
Profit before tax	568.6	66.80%	340.8	23.17%	276.7	57.84%	175.3
Profit after tax	459.6	70.40%	269.8	18.65%	227.4	67.21%	136
Consolidated profit (after minorities)	382.3	82.60%	209.4	17.18%	178.7	72.66%	103.5

Key Ratios

Key ratios	2005	Change	2004	Change	2003	Change	2002
Return on equity (ROE) before tax	21.8%	(0.4 PP)	22.2%	(1.9 PP)	24.1%	4.2 PP	19.9%
Return on equity (ROE) after tax	17.6%	0.0 PP	17.6%	(2.2 PP)	19.8%	4.4 PP	15.4%
Consolidated return on equity	17.2%	0.2 PP	17.0%	(2.4 PP)	19.4%	5.6 PP	13.8%
Cost/income ratio	61.6%	(1.9 PP)	63.5%	(1.2 PP)	64.7%	(5.6 PP)	70.3%
Return on assets (ROA) before tax	1.7%	0.28 PP	1.4%	(0.2 PP)	1.6%	0.3 PP	1.4%
Net provisioning ratio (risk-weighted assets)	0.8%	(0.17 PP)	1.0%	0.1 PP	0.9%	0.2 PP	0.7%
Risk/earnings ratio	13.9%	(3.21 PP)	17.1%	1.6 PP	15.5%	3.0 PP	12.6%

Balance Sheet in € mn

Balance sheet	2005	Change	2004	Change	2003	Change	2002
Loans and advances to banks	5,794	21.2%	4,779	35.7%	3,521	29.5%	2,719
Loans and advances to customers	24,714	52.2%	16,242	38.7%	11,707	42.1%	8,240
Deposits from banks	10,236	54.6%	6,620	24.4%	5,320	82.9%	2,909
Deposits from customers	24,890	37.0%	18,169	50.4%	12,083	29.0%	9,365
Equity (incl. minorities and profit)	3,277	50.5%	2,177	57.9%	1,379	20.4%	1,145
Balance sheet total	40,695	40.8%	28,907	44.1%	20,063	39.5%	14,381

Bank Specific Information in € mn

Bank specific information	**2005**	**Change**	**2004**	**Change**	**2003**	**Change**	**2002**
Basis of assessment (incl. market risk)	29,914	52.30%	19,638	53.40%	12,802	37.91%	9,283
Total own funds	2,938	24.50%	2,359	61.24%	1,463	36.60%	1,071
Own funds requirement	2,393	52.30%	1,571	53.42%	1,024	37.82%	743
Excess cover	22.8%	(27.4 PP)	50.2%	7.4 PP	42.8%	(1.4 PP)	44.2%
Core capital ratio (Tier 1), banking book	9.0%	(2.8 PP)	11.8%	1.8 PP	10.0%	(0.8 PP)	10.8%
Core capital ratio (Tier 1), incl. market risk	8.0%	(2.1 PP)	10.1%	0.7 PP	9.4%	(0.4 PP)	9.8%
Own funds ratio	9.8%	(2.2 PP)	12.0%	0.6 PP	11.4%	(0.1 PP)	11.5%

Business Segment Reporting

in € mn	Corporate Customers 1-12/ 2004	Corporate Customers 1-12/ 2005	Corporate Customers Change in %	Retail Customers 1-12/ 2004	Retail Customers 1-12/ 2005	Retail Customers Change in %	Treasury 1-12/ 2004	Treasury 1-12/ 2005	Treasury Change in %
Interest income	314.0	427.0	36.0	405.2	651.3	60.7	76.7	119.9	56.4
Provisioning for impairment losses	-75.3	-71.7	-4.9	-62.5	-96.2	53.8	0.0	0.0	-90.1
Net interest income after provisioning	238.7	355.3	48.8	342.6	555.1	62.0	76.7	119.9	56.4
Net commission income	124.8	150.9	20.9	181.3	258.6	42.6	-7.8	-3.5	-55.0
Trading profit	79.3	99.4	25.3	66.4	95.5	43.8	72.8	107.0	46.9
Net income from financial investments and current financial assets	0.0	0.4	-1786.7	-2.1		-100.0	7.3	1.4	-80.5
General administrative expenses	-219.1	-274.6	25.3	-542.6	-785.9	44.9	-32.8	-40.3	22.9
Other operating profit (loss)	5.5	5.4	-0.8	-4.2	-5.6	35.6	-4.4	-0.4	-90.1
Profit before Tax	229.2	336.8	46.9	41.5	117.6	183.7	111.9	184.1	64.6
ROE before tax	29.4%	26.9%	-2.5 pp	11.1%	15.1%	4.0 pp	33.2%	43.8%	10.6 pp
Cost/Income Ratio	41.8%	40.2%	-1.6 pp	83.6%	78.6%	-5.0 pp	23.2%	18.1%	-5.1 pp

Regional Segment Reporting

in € mn	Central Europe (CE)			Southeastern Europe (SEE)			Commonwealth of Independent States (CIS)		
	1-12/ 2004	1-12/ 2005	Change in %	1-12/ 2004	1-12/ 2005	Change in %	1-12/ 2004	1-12/ 2005	Change in %
Interest income	418.3	513.6	22.8	263.1	424.5	61.4	122.1	264.0	116.3
Provisioning for impairment losses	-69.4	-48.5	-30.1	-44.6	-63.5	42.3	-23.5	-55.3	134.8
Net interest income after provisioning	348.9	465.1	33.3	218.4	361.0	65.3	98.5	208.7	111.8
Net commission income	135.9	162.4	19.5	118.9	146.7	23.5	44.9	97.7	117.8
Trading profit	122.4	144.3	17.9	65.1	96.2	47.7	32.7	60.3	84.7
Net income from financial investments and current financial assets	5.7	7.8	37.8	2.7	3.0	12.6	-0.0	0.1	-421.5
General administrative expenses	-438.2	-532.6	21.6	-294.4	-418.3	42.1	-90.8	-211.6	133.1
Other operating profit (loss)	-13.5	-17.0	26.5	-9.8	-1.0	-90.3	-6.6	-4.3	-34.1
Profit before tax	161.2	229.9	42.6	100.9	187.7	86.0	78.7	151.0	91.9
ROE before tax	18.9%	17.5%	-1.4 pp	21.7%	22.6%	0.9 pp	36.0%	32.3%	-3.7 pp
Cost/income ratio	65.7%	66.2%	0.5 pp	67.4%	62.8%	-4.6 pp	46.9%	50.9%	4.0 pp

Capital Markets Day, October 2006 11

Raiffeisen INTERNATIONAL Member of RZB Group

Overview on a Country Basis

Raiffeisen INTERNATIONAL
Member of RZB Group

Central Europe (CE)

Raiffeisen INTERNATIONAL

Member of RZB Group

Raiffeisenbank, Czech Republic

Czech Republic – Geographical Overview


GERMANY
POLAND
PRAGUE
SLOVAKIA
AUSTRIA

Key Data

- Population: 10.2 mn
- Capital: Prague
- Language: Czech

Raiffeisen International operational since 1993

Source: Raiffeisen Research, CIA Worldfactbook

Czech Republic – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	1.9%	3.6%	4.2%	6.1%
GDP per Capita (PPP) in €	14,580	14,860	16,000	17,360
EUR/CZK (Ave)	30.8	31.8	31.9	29.8
EUR/CZK (YE)	31.5	32.3	30.4	29.5

Source: Raiffeisen Research

Raiffeisen Bank, Czech Republic – Key Facts

	30/09/ 2005	31/12/ 2005	31/03/ 2006	30/06/ 2006
Balance Sheet Total in € mn	2,511	2,619	2,721	2,789
Business Outlets	49	50	50	50
Number of Staff	1,097	1,119	1,149	1,173

Source: Raiffeisen International financial reports

Czech Banks – Market Share 31/12/2005


ING Bank 1.7%
Živ.banka (UniCredit) 1.1%
Others 13.5%
CSOB (KBC) 25.3%
GE Money 2.2%
Citibank 2.7%
Raiffeisenbank (incl. eBanka) 3.2%
CS (Erste) 22.4%
Commerzbank 3.6%
HVB Bank (BA-CA) 6.6%
KB (SocGen) 17.7%

Source: Raiffeisen Research

Capital Markets Day, October 2006 14

Raiffeisen INTERNATIONAL *Member of RZB Group*

Raiffeisenbank, Czech Republic

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans			
Personal Loans		✓	
Sale Finance (Consumer Loans)			
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting	✓		
Import Loans	✓		
Export Loans	✓		
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			✓
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)		✓	
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Capital Markets Day, October 2006 15 Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisen Bank, Hungary

Hungary – Geographical Overview

Key Data

- Population: 10.1 mn
- Capital: Budapest
- Language: Hungarian 93.6%



Raiffeisen International operational since 1987

Source: Raiffeisen Research, CIA Worldfactbook

Hungary – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	3.5%	3.4%	4.6%	4.1%
GDP per Capita (PPP) in €	12,510	12,890	13,630	14,260
EUR/HUF (Ave)	243	254	252	248
EUR/HUF (YE)	236	262	246	250

Source: Raiffeisen Research

Raiffeisen Bank, Hungary – Key Facts

	30/09/ 2005	31/12/ 2005	31/03/ 2006	30/06/ 2006
Balance Sheet Total in € mn	4,631	4,913	4,755	5,101
Business Outlets	87	99	99	103
Number of Staff	2,054	2,162	2,229	2,353

Source: Raiffeisen International financial reports

Hungarian Banks – Market Share 31/12/2005


Others 26.8%
OTP Bank 24.1%
Citibank 2.4%
Budapest Bank (GE Money) 2.8%
K&H Bank (KBC) 9.5%
MKB (Bay. LB) 8.3%
HVB Bank (BA-CA) 5.1%
Raiffeisen Bank 6.4%
Erste 7.3%
CIB (Intesa) 7.4%

Source: Raiffeisen Research

Capital Markets Day, October 2006 16 Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisen Bank, Hungary

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans			
Personal Loans		✓	
Sale Finance (Consumer Loans)			
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting	✓		
Import Loans	✓		
Export Loans	✓		
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			✓
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)		✓	
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Capital Markets Day, October 2006 17 Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisen Bank Polska, Poland

Poland – Geographical Overview



Gdynia
Gdansk
Szczecin
Bydgoszcz
Poznan
WARSAW
Bialystok
Lodz
Radom
Lublin
Wroclaw
Czestochowa
Krakow
Rzeszow
CZECH REP.
SLOVAKIA
UKR.
LITH.

Key Data

- Population: 38.2 mn
- Capital: Warsaw
- Language: Polish (97.8%)

Raiffeisen International operational since 1991

Source: Raiffeisen Research, CIA Worldfactbook

Poland – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	1.4%	3.8%	5.3%	3.4%
GDP per Capita (PPP) in €	9,980	10,210	11,060	11,690
EUR/PLN (Ave)	3.85	4.40	4.53	4.03
EUR/PLN (YE)	4.02	4.72	4.08	3.85

Source: Raiffeisen Research

Raiffeisen Bank Polska – Key Facts

Raiffeisen BANK Raiffeisen Bank Polska S.A.	30/09/2005	31/12/2005	31/03/2006	30/06/2006
Balance Sheet Total in € mn	3,063	2,860	3,051	3,116
Business Outlets	71	83	85	86
Number of Staff	1,924	2,011	2,058	1,992

Source: Raiffeisen International financial reports

Polish Banks – Market Share 31/12/2005



Raiffeisen Bank 1.8%
Others 31.6%
PKO BP 14.5%
Bank Pekao (UniCredit) 9.7%
BPH (BA-CA) 9.2%
ING Bank 6.7%
Bank Handlowy (Citibank) 5.2%
BRE Bank (Commerzbank) 5.2%
BZWBK (Allied Irish Bank) 4.7%
Bank Millennium (BC Portugues) 3.7%
Kredyt Bank (KBC) 3.3%
BGK 2.9%
BGZ 2.6%

Source: Raiffeisen Research

Capital Markets Day, October 2006 18 Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisen Bank Polska, Poland

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans		✓	
Personal Loans		✓	
Sale Finance (Consumer Loans)			
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting	✓		
Import Loans	✓		
Export Loans	✓		
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			✓
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)		✓	
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Tatra banka, Slovakia

Slovakia – Geographical Overview

Key Data

- Population: 5.4 mn
- Capital: Bratislava
- Language: Slovak 83.9%


BRATISLAVA
HUNGARY

Raiffeisen International operational since 1991

Source: Raiffeisen Research, CIA Worldfactbook

Tatra banka, Slovakia – Key Facts

	30/09/2005	31/12/2005	31/03/2006	30/06/2006
Balance Sheet Total in € mn	4,461	4,862	4,775	5,163
Business Outlets	114	136	138	141
Number of Staff	3,232	3,262	3,284	3,325

Source: Raiffeisen International financial reports

Slovakia – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	4.1%	4.2%	5.4%	6.1%
GDP per Capita (PPP) in €	10,990	11,290	12,010	12,910
EUR/SKK (Ave)	42.7	41.5	40.1	38.6
EUR/SKK (YE)	41.72	41.16	38.70	37.80

Source: Raiffeisen Research

Slovakian Banks – Market Share 31/12/2005


Istrobanka (BAWAG) 2.5%
Ľudová banka (OVAG) 2.3%
Others 11.7%
Slovenska sporitelna (Erste) 18.4%
VUB Banka (Intesa) 16.1%
Tatra banka (Raiffeisen Int.) 13.2%
CSOB (KBC) 13.2%
HVB bank (BA-CA) 5.4%
ING Bank 7.5%
UniBanka (UniCredit) 3.8%
Dexia banka 3.3%
OTP 2.8%

Source: Raiffeisen Research

Tatra banka, Slovakia

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans			
Personal Loans		✓	
Sale Finance (Consumer Loans)			
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting	✓		
Import Loans	✓		
Export Loans	✓		
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			✓
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)		✓	
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Raiffeisen Krekova banka, Slovenia

Slovenia – Geographical Overview


AUSTRIA
LJUBLJANA
CROATIA

Key Data

- Population: 2.0 mn
- Capital: Ljubljana
- Language: Slovenian 91.1%

Raiffeisen International operational since 1992 (takeover in 2002)

Source: Raiffeisen Research, CIA Worldfactbook

Slovenia – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	3.5%	2.7%	4.2%	3.9%
GDP per Capita (PPP) in €	15,400	16,040	16,510	17,930
EUR/SIT (Ave)	226	234	239	240
EUR/SIT (YE)	230	237	240	239

Source: Raiffeisen Research

Raiffeisen Krekova banka, Slovenia – Key Facts

	30/09/ 2005	31/12/ 2005	31/03/ 2006	30/06/ 2006
Balance Sheet Total in € mn	847	910	946	927
Business Outlets	13	13	13	13
Number of Staff	322	323	337	339

Source: Raiffeisen International financial reports

Slovenian Banks – Market Share 31/12/2005


Raiffeisen Krekova Banka 3.2%
Hypo Alpe Adria 3.0%
Others 12.0%
NLB (KBC minority) 32.2%
Gorenjska banka 4.7%
Banka Celje 6.0%
NKBM 10.5%
Banka Koper (San Paolo IMI) 6.3%
BA-CA 6.6%
SKB (SocGen) 6.8%
Abanka Vipa 8.8%

Source: Raiffeisen Research

Raiffeisen Krekova banka, Slovenia

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans			
Personal Loans		✓	
Sale Finance (Consumer Loans)			
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting	✓		
Import Loans	✓		
Export Loans	✓		
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			✓
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)		✓	
Credit Cards			
Debit Cards		✓	
Insurance Third Party		✓	

Southeastern Europe (SEE)

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen Bank, Albania

Albania – Geographical Overview



Key Data

- Population: 3.2 mn
- Capital: Tirana
- Language: Albanian 95%

Raiffeisen International operational since 1992 (takeover in 2004)

Source: Raiffeisen Research, CIA Worldfactbook

Albania – Key Economic Figures

	2003	2004	2005
Real GDP Growth	5.8%	6.2%	5.5%
GDP per Capita (PPP) in €	4,250	4,640	4,860
ALL/EUR (Ave)	137.6	127.6	124.1
ALL/EUR (YE)	134.2	125.5	122.0

Source: Raiffeisen Research

Raiffeisen Bank, Albania – Key Facts

	30/09/ 2005	31/12/ 2005	31/03/ 2006	30/06/ 2006
Balance Sheet Total in € mn	1,705	1,651	1,642	1,699
Business Outlets	85	87	89	90
Number of Staff	1,065	1,089	1,114	1,162

Source: Raiffeisen International financial reports

Albanian Banks – Market Share 31/12/2005


Credins Bank 3.4%
Others 9.6%
Italian Albanian Bank 3.9%
Raiffeisen Bank 40.8%
Procredit Bank 4.8%
Alpha Bank 5.8%
Tirana Bank (Pireaus Bank) 8.1%
American Bank of Albania 11.2%
National Commercial Bank 12.3%

Source: Raiffeisen Research

Raiffeisen Bank, Albania

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans		✓	
Personal Loans		✓	
Sale Finance (Consumer Loans)		✓	
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting			
Import Loans			
Export Loans			
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)		✓	
Credit Cards			
Debit Cards		✓	
Insurance Third Party		✓	

Raiffeisen Bank Bosna i Hercegovina, Bosnia & Herzegovina

Bosnia & Herzegovina– Geographical Overview



SARAJEVO

Key Data

- Population: 3.8 mn
- Capital: Sarajevo
- Language: Bosnian, Croatian, Serbian

Raiffeisen International operational since 1992 (takeover in 2000)

Source: Raiffeisen Research, CIA Worldfactbook

Bosnia & Herzegovina – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	5.5%	3.0%	6.0%	5.5%
GDP per Capita (PPP) in €	5,340	5,500	5,780	5,990
EUR/BAM (Ave)	1.96	1.96	1.96	1.96
EUR/BAM (YE)	1.96	1.96	1.96	1.96

Source: Raiffeisen Research

Raiffeisen Bank Bosna i Hercegovina – Key Facts

	30/09/ 2005	31/12/ 2005	31/03/ 2006	30/06/ 2006
Balance Sheet Total in € mn	1,184	1,286	1,322	1,421
Business Outlets	68	68	70	71
Number of Staff	1,144	1,167	1,178	1,219

Source: Raiffeisen International financial reports

BH Banks – Market Share 31/12/2005



Raiffeisen Bank 21.3%
Others 25.5%
NLB 9.1%
Hypo Alpe Adria 18.9%
HVB Bank (BA-CA) 11.7
Zagrebacka banka (Unicredit) 13.4%

Source: Raiffeisen Research

Raiffeisen Bank Bosna i Hercegovina, Bosnia & Herzegovina

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans		✓	
Personal Loans		✓	
Sale Finance (Consumer Loans)			
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting			
Import Loans			
Export Loans			
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)			
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Raiffeisenbank Bulgaria, Bulgaria

Bulgaria – Geographical Overview



ROMANIA
SOFIA
GREECE
TURKEY

Key Data

- Population: 7.7 mn
- Capital: Sofia
- Language: Bulgarian 84.5%

***Raiffeisen International* operational since 1994**

Source: Raiffeisen Research, CIA Worldfactbook

Bulgaria – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	4.9%	4.3%	5.7%	5.5%
GDP per Capita (PPP) in €	6,090	6,470	6,920	7,530
EUR/BGN (Ave)	1.96	1.96	1.96	1.96
EUR/BGN (YE)	1.96	1.96	1.96	1.96

Source: Raiffeisen Research

Raiffeisenbank Bulgaria – Key Facts

	30/09/ 2005	31/12/ 2005	31/03/ 2006	30/06/ 2006
Balance Sheet Total in € mn	1,312	1,436	1,484	1,549
Business Outlets	70	74	79	91
Number of Staff	1,208	1,309	1,389	1,582

Source: Raiffeisen International financial reports

Bulgarian Banks – Market Share 31/12/2005



DSK Bank (OTP) 13.6%
Bulbank (UniCredit) 10.4%
United Bulgaria Bank (NBG) 8.8%
HVB Bank Biochim (BA-CA) 8.6%
Raiffeisen-bank 8.5%
First Investment Bank 7.7%
Bulgarian Post Bank (EFG Eurobank) 5.2%
Economic and Investment Bank 3.6%
SG Expressbank (SocGen) 3.3%
Others 29.5%

Source: Raiffeisen Research

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisenbank Bulgaria, Bulgaria

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans		✓	
Personal Loans		✓	
Sale Finance (Consumer Loans)		✓	
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting			
Import Loans	✓		
Export Loans	✓		
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			✓
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)		✓	
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisenbank Austria, Croatia

Croatia – Geographical Overview


AUSTRIA
HUNGARY
SLOVENIA
ZAGREB
Sisak
Osijek
Vukovar
Rijeka
BOSNIA AND
HERZEGOVINA
Split
Adriatic
Sea
Dubrovnik

Key Data

- Population: 4.4 mn
- Capital: Zagreb
- Language: Croatian 96.1%

Raiffeisen International operational since 1994

Source: Raiffeisen Research, CIA Worldfactbook

Croatia – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	5.6%	5.3%	3.8%	4.3%
GDP per Capita (PPP) in €	9,380	9,980	10,610	11,450
EUR/HRK (Ave)	7.41	7.56	7.50	7.40
EUR/HRK (YE)	7.44	7.65	7.67	7.55

Source: Raiffeisen Research

Raiffeisenbank Austria, Croatia – Key Facts

	30/09/2005	31/12/2005	31/03/2006	30/06/2006
Balance Sheet Total in € mn	3,612	3,896	4,008	4,122
Business Outlets	37	39	42	44
Number of Staff	1,484	1,515	1,543	1,631

Source: Raiffeisen International financial reports

Croatian Banks – Market Share 31/12/2005


HPB 2.8%
Volksbank 1.5%
Others 6.9%
Nova banka (OTP) 3.3%
Zagrebacka banka (UniCredit) 24.4%
Splitska banka (SocGen) 9.0%
Privredna banka (Intesa) 19.2%
Hypo Alpe-Adria, Slavonska banka 10.2%
Raiffeisenbank 11.0%
Erste 11.7%

Source: Raiffeisen Research

Raiffeisenbank Austria, Croatia

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans		✓	
Personal Loans		✓	
Sale Finance (Consumer Loans)			
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting			
Import Loans	✓		
Export Loans	✓		
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			✓
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)		✓	
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Raiffeisen Bank Kosovo, Kosovo

Kosovo - Geographical Overview



Kragujevac
Bor
SERBIA
Užice
Novi Pazar
Niš
MONTENEGRO
Priština
BUL
Prizren
ALBANIA
MACEDONIA

Key Data

- Population: 2.0 mn
- Capital: Pristina
- Languages: Serbian, Albanian

Raiffeisen International operational since 2001 (takeover in 2002)

Source: Raiffeisen Research, CIA Worldfactbook

Kosovo - Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	-2.4%	-0.1%	4.0%	-0.2%
GDP per Capita (PPP) in €	1,182	1,164	1,161	1,105

Source: Raiffeisen Research

Raiffeisen Bank Kosovo - Key Facts

	30/09/ 2005	31/12/ 2005	31/03/ 2006	30/06/ 2006
Balance Sheet Total in € mn	224	264	297	318
Business Outlets	26	29	29	31
Number of Staff	340	354	375	406

Source: Raiffeisen International financial reports

Kosovo Banks - Market Share 31/12/2005



Bank for Private Business 5.5%
Others 4.9%
New Bank of Kosovo 6.5%
KSB 13.1%
ProCredit Bank (Commerzbank, IFC, EBRD, KfW, IMI, FMO) 41.2%
Raiffeisen Bank 28.7%

Source: Raiffeisen Research

Capital Markets Day, October 2006 33

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisen Bank Kosovo, Kosovo

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans		✓	
Personal Loans		✓	
Sale Finance (Consumer Loans)		✓	
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting			
Import Loans			
Export Loans			
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			
Financial Investments			
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)			
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Capital Markets Day, October 2006 34

Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisen Bank, Romania

Romania – Geographical Overview


UKRAINE
HUNG.
MOL.
SERBIA
BULGARIA
BUCHAREST

Source: Raiffeisen Research, CIA Worldfactbook

Key Data

- Population: 21.6 mn
- Capital: Bucharest
- Language: Romanian

Raiffeisen International operational since 1998 (takeover in 2001)

Raiffeisen Bank, Romania – Key Facts

	30/09/ 2005	31/12/ 2005	31/03/ 2006	30/06/ 2006
Balance Sheet Total in € mn	2,887	3,028	3,018	3,193
Business Outlets	209	216	217	227
Number of Staff	4,787	4,775	4,755	4,678

Source: Raiffeisen International financial reports

Romania – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	5.1%	5.2%	8.4%	4.1%
GDP per Capita (PPP) in €	6,060	6,520	7,290	8,140
EUR/RON (Ave)	3.13	3.76	4.05	3.62
EUR/RON (YE)	3.49	4.11	3.97	3.50

Source: Raiffeisen Research

Romanian Banks – Market Share 31/12/2005


ABN Amro 3.7%
Others 17.3%
Alpha bank 3.8%
BCR 26.3%
Banca Transilvania 3.9%
CEC 4.3%
BRD (SocGen) 15.2%
Banc Post (EFG Eurobank) 4.5%
ING Bank 5.2%
HVB Bank + BC Tiriac 7.3%
Raiffeisen Bank 8.6%

Source: Raiffeisen Research

Raiffeisen Bank, Romania

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans		✓	
Personal Loans		✓	
Sale Finance (Consumer Loans)		✓	
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting	✓		
Import Loans	✓		
Export Loans	✓		
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			✓
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)		✓	
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Raiffeisenbank, Serbia

Serbia – Geographical Overview



BELGRADE

Key Data

- Population: 7.5 mn
- Capital: Belgrade
- Language: Serbian

Raiffeisen International operational since 2001

Source: Raiffeisen Research, CIA Worldfactbook

Serbia – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	4.5%	2.4%	9.3%	6.3%
GDP per Capita (PPP) in €	5,020	5,170	5,790	6,300
EUR/CSD (Ave)	60.8	65.3	72.6	82.9
EUR/CSD (YE)	61.5	68.3	79.1	86.0

Source: Raiffeisen Research

Raiffeisenbank, Serbia – Key Facts

	30/09/ 2005	31/12/ 2005	31/03/ 2006	30/06/ 2006
Balance Sheet Total in € mn	1,130	1,410	1,455	1,702
Business Outlets	36	45	45	49
Number of Staff	1,158	1,294	1,371	1,429

Source: Raiffeisen International financial reports

Serbian Banks – Market Share 31/12/2005



Raiffeisen-bank 15.8%
Delta (Intesa) 10.9%
Hypo Alpe Adria 10.6%
Komercijalna banka 9.9%
HVB Bank (BA-CA) 6.0%
Vojvođanska banka 5.0%
SocGen 4.5%
Jubanka (Alpha Bank) 3.1%
ProCredit Bank (Commerzbank) 3.1%
AIK banka Niš 2.9%
Others 37.1%

Source: Raiffeisen Research

Raiffeisenbank, Serbia

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans		✓	
Personal Loans		✓	
Sale Finance (Consumer Loans)		✓	
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting			
Import Loans			
Export Loans			
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)		✓	
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Commonwealth of Independent States (CIS)

Raiffeisen
INTERNATIONAL
Member of RZB Group

Priorbank, Belarus



Belarus – Geographical Overview



LITHUANIA
RUSSIA
MINSK
UKRAINE

Key Data

- Population: 9.8 mn
- Capital: Minsk
- Language: Belarusian, Russian

Raiffeisen International operational since 1989 (takeover in 2003)

Source: Raiffeisen Research, CIA Worldfactbook

Belarus – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	5.0%	6.8%	11.0%	9.2%
GDP per Capita (PPP) in €	5,130	5,550	6,320	7,460
EUR/BYR (Ave)	1,687	2,336	2,687	2,677
EUR/BYR (YE)	2,015	2,719	2,949	2,635

Source: Raiffeisen Research

Priorbank, Belarus – Key Facts

	30/09/ 2005	31/12/ 2005	31/03/ 2006	30/06/ 2006
Balance Sheet Total in € mn	651	641	632	700
Business Outlets	42	43	45	51
Number of Staff	1,823	1,820	1,794	1,853

Source: Raiffeisen International financial reports

Belarusian Banks – Market Share 31/12/2005



Others 15.7%
Belinvest-bank 7.3%
Belarusbank 43.4%
Belprom-stroybank 8.1%
Priorbank (Raiffeisen Int.) 9.2%
Belagro-prombank 16.2%

Source: Raiffeisen Research

Priorbank, Belarus

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans		✓	
Personal Loans		✓	
Sale Finance (Consumer Loans)		✓	
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting			
Import Loans			
Export Loans			
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)			
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Capital Markets Day, October 2006 41 Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisenbank Austria, Russia

Russia – Geographical Overview

Key Data

- Population: 142.7 mn
- Capital: Moscow
- Language: Russian

Raiffeisen International operational since 1997 (takeover in 2006)



Source: Raiffeisen Research, CIA Worldfactbook

Raiffeisenbank Austria, Russia – Key Facts[1]

	30/09/ 2005	31/12/ 2005	31/03/ 2006	30/06/ 2006
Balance Sheet Total in € mn	3,440	3,915	4,664	4,992
Business Outlets	24	27	29	36
Number of Staff	1,513	1,674	1,796	1,949

Source: Raiffeisen International financial reports. (1) Does not included Impexbank.

Russia – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	4.7%	7.3%	7.2%	6.4%
GDP per Capita (PPP) in €	6,940	7,510	8,280	9,040
EUR/RUB (Ave)	29.7	34.6	35.8	35.2
EUR/RUB (YE)	33.5	36.9	37.7	34.8

Source: Raiffeisen Research

Russian Banks – Market Share 31/12/2005


Sberbank 25.6%
Vneshtorgbank 6.9%
Gazprombank 4.5%
Alfa Bank 2.4%
UralSib 2.3%
Bank of Moscow 2.2%
Rosbank 2.1%
Raiffeisenbank + Impexbank 2.0%
IMB (HVB) 1.5%
Others 51%

Source: Raiffeisen Research

Capital Markets Day, October 2006 42 Raiffeisen INTERNATIONAL Member of RZB Group

Raiffeisenbank Austria and Impexbank, Russia

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans		✓	
Personal Loans		✓	
Sale Finance (Consumer Loans)		✓	
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting			
Import Loans	✓		
Export Loans	✓		
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			✓
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)		✓	
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Raiffeisen Bank Aval, Ukraine

Ukraine – Geographical Overview

Key Data

- Population: 47.3 mn
- Capital: Kiev
- Language: Ukrainian 67%, Russian 24%


KIEV
ROMANIA

Raiffeisen International operational since 1998 (takeover in 2005)

Source: Raiffeisen Research, CIA Worldfactbook

Raiffeisen Bank Aval, Ukraine – Key Facts

	30/09/ 2005	31/12/ 2005	31/03/ 2006	30/06/ 2006
Balance Sheet Total in € mn	Na	3,381	3,241	3,493
Business Outlets	Na	1,342	1,373	1,342
Number of Staff	Na	16,645	16,752	16,857

Source: Raiffeisen International financial reports

Ukraine – Key Economic Figures

	2002	2003	2004	2005
Real GDP Growth	5.2%	9.6%	12.1%	2.6%
GDP per Capita (PPP) in €	4,620	5,120	5,920	6,250
EUR/UAH (Ave)	5.45	6.03	6.60	6.32
EUR/UAH (YE)	5.60	6.70	6.91	5.98

Source: Raiffeisen Research

Ukrainian Banks – Market Share 31/12/2005


PrivatBank 9.7%
Aval (Raiffeisen) 8.6%
Prominvest-bank 6.5%
Ukrsotsbank (Intesa) 5.0%
Ukrsibbank (BNP Paribas) 4.8%
Ukrexim-bank 4.7%
Oshadbank 4.3%
Raiffeisen-bank (OTP) 3.2%
Nadra 2.7%
Brok-Business-Bank 2.2%
Others 48.6%

Source: Raiffeisen Research

Raiffeisen Bank Aval, Ukraine

	Corporate	Retail	Treasury
Overdraft Facilities	✓	✓	
Working Capital Financing	✓		
Investment Financing	✓		
Real Estate Financing	✓		
Car Loans		✓	
Personal Loans		✓	
Sale Finance (Consumer Loans)		✓	
Mortgage Loans		✓	
Guarantees	✓		
Letters of Credit	✓		
Factoring & Forfaiting	✓		
Import Loans			
Export Loans			
Project Finance Loans	✓		

	Corporate	Retail	Treasury
Call Deposits	✓	✓	
Term Deposits	✓	✓	
Savings Accounts		✓	
Domestic Payments	✓	✓	
Funds Transfer/Payments	✓	✓	
Current Accounts	✓	✓	
Money Market products			✓
Derivatives			
Financial Investments			✓
Foreign Exchange	✓	✓	✓
Portfolio & AM (incl. 3rd party)		✓	
Credit Cards		✓	
Debit Cards		✓	
Insurance Third Party		✓	

Leasing Overview

Raiffeisen INTERNATIONAL
Member of RZB Group

Key Figures Leasing

Raiffeisen Leasing International – Key Facts

- Raiffeisen Leasing positioned as one of the leading leasing providers in CEE
- 16 consolidated leasing companies in 15 countries, latest foundation Albania and Ukraine in the first half of 2006
- 1,198 employees in 51 outlets at the end of the first half of 2006 (1)
- Kazakhstan and Belarus were founded in 2005
- Top 3 positions in Bosnia & Herzegovina, Croatia, Poland, Romania, Serbia & Montenegro
- Core products include cars, trucks, equipment and real estate leasing to large corporates, governments, SMEs and private individuals

Raiffeisen Leasing International 30/06/2006(2)

	CE	SEE	CIS
Balance Sheet Total in € mn	1,575	746	233
Profit before tax in € mn	13.9	9.9	3.1
Business Outlets	31	14	5
Number of Staff	716	360	85

(1) This includes real estate management.
(2) To make these figures comparable we have removed real estate management, which is only present in CE. This means the total is not the same as in the 1H report.

Capital Markets Day, October 2006 47 Raiffeisen INTERNATIONAL Member of RZB Group

Share Information

Raiffeisen INTERNATIONAL
Member of RZB Group

Summary of IPO

Type of Offering	■ Initial Public Offering
Issuer	■ Raiffeisen International Bank-Holding AG ("RI")
Offering Structure	■ 34.3 mn shares offered (29.8 mn shares initially + 4.5 mn shares from the greenshoe option)
Bookbuilding Range	■ € 27 to € 33 per share ■ Offer price € 32.50 per share
Listing Location	■ Vienna Stock Exchange, Official Market (Prime Market)
Marketing	■ Public Offer in Austria ■ International Private Placement ■ National and International Roadshows
Joint Global Co-ordinators and Joint Bookrunners	■ Supported by Merrill Lynch International and Raiffeisen Centrobank
Roadshow	■ 255 Investors seen on Management Roadshow ■ 40,000 km travelled in 13 day Roadshow through 17 cities in 10 different countries ■ Roadshow in New York, Boston, Denver, San Francisco, London, Frankfurt, Paris, Rotterdam, The Hague, Geneva, Milano, Stockholm, Zürs, Edinburgh

Record IPO


Raiffeisen
INTERNATIONAL
Member of RZB Group

- Largest ever IPO by volume in Austria (€ 1.11 billion)
- 6th largest IPO 2005 in Europe
- Highest over-subscription ratio in a large Austrian offering:
  - orders for 680 million shares. The issue was oversubscribed by a factor of 22 (without greenshoe)
  - 84,000 orders for a total of 34 million shares from private investors in Austria alone
- Greenshoe fully exercised
- 27% price gain on the first trading day

Share Price Development from IPO


Index base = € 32.50 (issue price)
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Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Raiffeisen INTERNATIONAL Member of RZB Group

Key Stock Figures

Share performance	
Price on 28th September 2006	€ 80.80
High / Low (closing prices) between day of issue and 28th September 2006	€ 81.23 / € 32.50
Earnings per share during the First Half of 2006	€ 2.03
Market capitalization on 28th September 2006	€ 11.5 billion
Average daily turnover between day of issue and 28th September 2006 (single-counted)	268,021 shares
Stock exchange turnover between day of issue and 28th September 2006 (single-counted)	€ 5,528 million
Free float	30%

Details of the share	
ISIN	AT0000606306
Ticker symbols	RIBH (Vienna Stock Exchange)
	RIBH AV (Bloomberg)
	RIBH.VI (Reuters)
Market segment	Prime Market
First day of trading	25 April 2005
Issue price per share	€ 32.50
Shares outstanding	142,770,000

Raiffeisen INTERNATIONAL Member of RZB Group

Share Incentive Program

- Raiffeisen International's strategy is to focus on profitable growth and long term increase in company value. To align the performance of executives with our company goals, and in order to attract and retain key performers, by making them participate in the Group's success, a share incentive program (SIP) is offered. The share incentive program is voluntary and it is planned that shares will be granted annually, independent of previous allotments.
- At the beginning of the program participating executives will receive a conditional grant of shares and after 3 years the final amount of shares will be granted depending on two equally weighted performance measures.
- The first measure, an internal benchmark, is the performance of Raiffeisen International against a ROE target (average over the vesting period) and the second, an external measure, is the total shareholder return (TSR)-ranking of Raiffeisen International compared to all banks listed in the DJ Euro Stoxx Bank Index.
- The amount of shares that are finally allocated will vary between 25% to 150% of the conditional grant. To benefit from the program executives have to make an up-front personal investment and need to buy RI shares and hold them over the vesting period.
- All information related to the SIP (e.g. the actual share buyback) are published weekly on the Investor Relations website of RI: www.ri.co.at → Investor Relations → RI Shares

Raiffeisen International Analyst Coverage

Investmentbank	Analyst
Banque Syz & Co	Jérôme Schupp
CA IB	Paul Wessely
Cheuvreux	Joachim Müller
Deutsche Bank	Christian Bader, Roland Neuwirth
Erste Bank	Günther Hohberger
Fox-Pitt, Kelton	Britta Schmidt
GSC Research	Mathias Schrade
KBW	Matthew Clark
Kepler Equities	Dirk Becker
Merchant Securities Ltd	Donald Linderyd
Merrill Lynch	Cristina Marzea, Stuart Graham, Paul Tucker
Morgan Stanley	Walid Khalfallah, Maciej Szczesny
Raiffeisen Centrobank	Stefan Maxian
SRC	Karl-Heinz Goedeckemeyer
UBS	Daniele Brupbacher, Alastair Ryan, Philipp Zieschang
Wood & Company	Jiri Stanik, Michael Wichterle

Management Team and Supervisory Board

Raiffeisen
INTERNATIONAL
Member of RZB Group

Management Team

Herbert Stepic
CEO



Herbert Stepic was appointed Chairman of the Management Board and Chief Executive Officer in 2001. He looks back on 33 years of banking experience, all of them with Raiffeisen.

Mr. Stepic graduated from the Vienna University of Economics and Business Administration with Masters and PhD degrees.

He joined *Genossenschaftliche Zentralbank AG* (now *RZB*) in 1973 and established the Foreign Trade Promotion Department. Starting in 1978, he was responsible for building the International Department. Mr. Stepic became a Member of RZB's Management Board in 1987, with responsibility for international business, and was appointed Deputy Chairman in 1995.

Among other supervisory positions, Mr. Stepic is a Member of the Supervisory Boards of *Oesterreichische Kontrollbank Aktiengesellschaft* and OMV AG. He is President of the *Austrian-Arab Chamber of Commerce* and Vice-President of the *International Chamber of Commerce.*

In recognition of his efforts to promote international relations and trade, he has been awarded numerous national and international decorations.

Herbert Stepic was born in 1946.

Management Team

Martin Grüll
CFO



Martin Grüll was appointed Member of the Management Board and Chief Financial Officer effective 1st January 2005. He has 24 years of banking experience, almost 18 thereof with Raiffeisen.

Mr. Grüll graduated from the Vienna University of Economics and Business Administration with a Masters degree.

He started his professional career in 1982, when he joined RZB's International Loan Department. From 1988 to 1998, he headed the International Corporate Banking Division.

In 1998, Mr. Grüll changed to Bank Austria Handelsbank AG as a Member of the Management Board and served as Chairman of the Management Board from 1999 until 2002. In January 2002, he was appointed Senior General Manager at Bank Austria Creditanstalt AG responsible for the entire CEE region and kept that position until he returned to Raiffeisen.

Martin Grüll was born in 1959.

Management Team

Aris Bogdaneris
Retail Banking



Aris Bogdaneris was appointed member of the Management Board responsible for Retail Banking effective 1st October 2004. He looks back on more than 16 years of financial services sector experience.

Mr. Bogdaneris, having graduated from John Hopkins University, Washington D.C., with a Masters Degree in International Economics and International Relations, started his professional career in 1988 with Citibank in Toronto, Canada.

In 1992, he started working as an Investment banker covering Central and Eastern Europe for ABN AMRO Corporate Finance, based in Budapest and Warsaw. In 1995 he joined General Electric in corporate HQ in the U.S. and worked on a variety of projects in the U.S., Asia and Europe. In 1998, he became the Chief Operating Officer of Budapest Bank (100% subsidiary of GE Capital), and was appointed Deputy Chief Executive Officer and the Member of Management Board for Retail Banking in 2001. Mr. Bogdaneris was then appointed to Chief Executive Officer, a position he held until he moved to Raiffeisen International.

Aris Bogdaneris was born in 1963.

Management Team

Rainer Franz
CEO Tatra banka



Rainer Franz was appointed Member of the Management Board in 2003. He has spent his entire professional career of 34 years in banking and has worked for Raiffeisen for the past 15 years.
Mr. Franz graduated from the Vienna University of Economics and Business Administration with a Masters degree and holds an MBA from the University of Notre Dame, In., USA.
He started his career with Chase Manhattan Bank in 1972 and held positions in New York, Tokyo, Hong Kong and Manila. In 1979, he moved to DG Bank, Frankfurt/Main, and had assignments as branch manager in Hong Kong and Singapore.
In 1986, he joined the Commercial Bank of Greece, Frankfurt/Main, as General Manager and held that position until he was appointed Deputy Chairman of the Board of Directors and Deputy General Manager of Raiffeisen International's subsidiary Tatra banka, Bratislava, in 1990. In 1997, he was promoted to Chairman of the Board and Chief Executive Officer, the position he currently holds.
Rainer Franz was born in 1943.

Management Team

Peter Lennkh
Regions & Corporates



Peter Lennkh was appointed Member of the Management Board responsible for Corporates and Regions effective 1st October 2004. He looks back on 18 years of business experience in banking, 16 thereof with Raiffeisen.
Mr. Lennkh graduated from the Vienna University of Economics and Business Administration with a Masters degree.
He started his professional career in 1988 as Account Manager in RZB's International Department and headed the International Project Finance Department at Creditanstalt Leasing from 1990 to 1992. In 1992, he rejoined RZB and was appointed Deputy Member of the Management Board of Raiffeisenbank, Czech Republic, in charge of Credit, Risk Management and Austrian Corporate Customers. He also became Managing Director of Raiffeisen Leasing, Czech Republic.
In 1997, Mr. Lennkh returned to Vienna. Since then, he has held several assignments, e.g. Division Head International Corporate Customers and Managing Director of Raiffeisen- Leasing International and Raiffeisen Property Investment. In 1999, he became Division Head Trade and Export Finance and held this position until his current posting.
Peter Lennkh was born in 1963.

Management Team

Heinz Wiedner
COO



Heinz Wiedner was appointed Member of the Management Board in 2001 and Chief Operating Officer in 2004. He has a track-record of 29 years in banking, 13 thereof with Raiffeisen.

Mr. Wiedner holds a Masters degree in Business Administration from the University of Graz.

He started his professional career with Citibank Austria as Head of Financial Control in 1977. From 1979 to 1983, Mr. Wiedner was Project Manager of System Development & Implementation at Citibank, Brussels. In 1983, he moved to Citibank, Buenos Aires, as Head of Operations & Technology. Since 1986, he had served as Head of Information Business for Latin America at Citicorp Latino, Miami, and relocated to Citibank, London, in 1988 to head the Cash Management Services department.

In 1993, Mr. Wiedner joined RZB as Head of Payment Services. From 1995 until his current position with Raiffeisen International, he was Division Head of Transaction Services and Managing Director of Raiffeisen Service Center, responsible for the payments system of the entire RZB and Raiffeisen International Group.

Heinz Wiedner was born in 1953.

RI's Organizational Structure


CEO
Herbert Stepic
CFO
Martin Grüll
Board Member
Retail
Aris Bogdaneris
Board Member
Corporate & Regions
Peter Lennkh
COO
Heinz Wiedner
Board Member
Rainer Franz
Management
Secretariat
Human Resources & Training *
Strategy & Acquisitions
Communications **
Internal Audit **
Legal & Compliance **
Investor Relations
Group Controlling & Accounting
Treasury Coordination & Asset Liability Management
Corporate Risk Management
Retail Risk Management
Consumer Banking
SME Banking
Product Management
Cards
Alliances & Insurance
NWB Services
Corporate Relationship & Banking Alliances
Corporate Banking CEE
Product Development
Leasing International
Real Estate Development
Process & Productivity Management
Organisation & Project Office
Group IT
Shared Service Centres & Country Coordination

* = „Executive Development & Training" reports functionally to Rainer Franz

** = outsourced to RZB AG/Subsidiaries

Supervisory Board of Raiffeisen International

- Walter Rothensteiner, Chairman
  CEO and Chairman of the Management Board of Raiffeisen Zentralbank Österreich AG (RZB)
- Manfred Url, Vice Chairman
  Member of Management Board of Raiffeisen Zentralbank Österreich AG (RZB)
- Patrick Butler
  Member of Management Board of Raiffeisen Zentralbank Österreich AG (RZB)
- Stewart Gager
  Financial Consultant and Principal, Popham Financial Consulting
- Karl Sevelda
  Member of Management Board of Raiffeisen Zentralbank Österreich AG (RZB)
- Peter Woicke
  Former Executive Vice President, International Finance Corporation (IFC)

Awards Granted to Raiffeisen International

- Best Bank in Central and Eastern Europe – Emerging Markets (September 06)
- Best Bank in Central and Eastern Europe – Euromoney (July 06)
- Bank of the Year 2005 in Emerging Markets – The Banker (September 05)
- Best Bank in Central and Eastern Europe – Euromoney (July 05)
- Best Bank in Central and Eastern Europe – Global Finance (April 05)
- Bank of the Year in Belarus – The Banker
- Bank of the Year in Serbia and Montenegro – The Banker
- Most innovative Bank in CEE – Euromoney
- Best Debt House in Slovenia – Euromoney
- Best Bank in Croatia – Croatian Chamber of Commerce
- Bank of the Year in Romania – Capital
- Bank of the Year in Bulgaria – PARI
- Best Bank in Bosnia and Herzegovina – The Banker

Information about RZB Group

Raiffeisen INTERNATIONAL
Member of RZB Group

RZB Group – a Strong Parent for RI

- RZB owns 70% of Raiffeisen International Bank-Holding AG
- RZB is the central institute of the Raiffeisen Banking Group – the largest banking group in Austria. RZB is the founder of Raiffeisen International with some 53,000 employees (including RI's employees)
- Strong international presence in all major financial centres as well as representations in countries important for the Austrian and European export industry above all the Far East
- Specialized subsidiaries for Leasing, Insurance, Building and Loan Association, Investment Banking, Investment Funds, Private Banking, Private Equity Management
- Awards:
  - Best Bank in Central and Eastern Europe – Emerging Markets (September 06)
  - Best Bank in Central and Eastern Europe – Euromoney (July 06)
  - Bank of the Year 2005 in Emerging Markets – The Banker
  - Best Bank in Austria – Euromoney

Strong and Sustainable Structure of Raiffeisen in Austria

The Raiffeisen Banking Group (RBG), is the biggest banking group in Austria and has a three-tier "bottom-up" structure:


RZB (stock company) approx. 88%-owned by Regional Raiffeisen Banks
RZB
Regional Raiffeisen Banks (cooperative or stock companies) owned by local Raiffeisen Banks
8 Regional Raiffeisen Banks
Raiffeisen Banks (cooperatives) owned by their 1.7 million members
566 Raiffeisen Banks, operating 1,704 branches

Data as of December 2005

RZB Group at a Glance

Key Figures 30/06/2006	
Total Assets (EUR mn)	103,189
Profit before Tax (EUR mn) – 6 months	579.0
Return on Equity (ROE) before Tax	24.2%
Return on Assets (ROA) before Tax	1.18%
Cost/Income Ratio	53.9%
Number of Staff	53,085
Number of banking outlets	2,743

Ratings	
Moody's Rating	Long-term A1
Standard & Poor's Rating	Short-term A1

Products Offered by RZB Group (I)

- Project Finance: Arrangement of Debt Finance through M&A Finance, ABS, Mezzanine Capital, Loan Participations
- Trade Finance: Full range of trade finance services for clients in CEE, the Middle East and throughout Asia
- Cash Management: One-Stop Account in Vienna: Central multicurrency account for commercial payments in EUR and twelve local CEE currencies
- Loan Syndications: Among the most successful Mandated Lead Arrangers in CEE – more than 150 syndicated loans arranged since 2000
- Fixed Income: International and local debt issuance

Products Offered by RZB Group (II)

- Treasury: Comprehensive coverage of Treasury products in all major currencies
- Credit Securitisation: Management of Credit Structured Investments for RZB Group and clients
- Equity Markets: Structuring and executing equity market transactions through Raiffeisen Centrobank
- Custody: Safekeeping and settlement of securities in Austria and CEE
- Asset Management: Raiffeisen Capital Management (RCM), the leading Austrian asset manager with a market share of 26%
- Research: Regular publications covering issues relevant to RZB's core region

RZB Group Worldwide


BRATISLAVA
PRAGUE
STOCKHOLM
FRANKFURT
MOSCOW
VILNIUS
LONDON
MINSK
KIEV
WARSAW
BRUSSELS
CHISINAU
BUDAPEST
PARIS
BUCHAREST
CHICAGO
NEW YORK
VIENNA
MILAN
PRISTINA
SOFIA
BEIJING
SEOUL
HOUSTON
MARIBOR
BELGRADE
TIRANA
TEHRAN
MALTA
SARAJEVO
ZAGREB
MUMBAI
ZHUHAI
HONGKONG
HO CHI MINH CITY
SINGAPORE

Gable Cross – Our Logo and Trademark

- Two horse's heads crossed at the house's gable (the Gable Cross) form an emblem of protection – security under a shared roof
- The Gable Cross can be traced back hundreds of years as a symbol against outside dangers
- Raiffeisen's members have safeguarded themselves against economic hazards by uniting within the cooperative
- The Gable Cross has developed into Austria's best-known, very positively associated, trademark



Raiffeisen – From an Idea to a Success Story

Friedrich Wilhelm Raiffeisen

Friedrich Wilhelm Raiffeisen (1818 – 1888) set himself the task of relieving the population's desperate poverty. In 1862 he set up his first cooperative banking association and laid the cornerstone of what has since become the global organization of Raiffeisen cooperative societies



Raiffeisen Banks in Austria



1886:	First Raiffeisen banking cooperative in Mühldorf (Lower Austria)
1896:	Organic growth: already 600 cooperative banks
from 1894:	Foundation of regional banks
1898:	Establishment of the „Österreichischer Raiffeisenverband" (former „Allgemeiner Verband") in Vienna
1927:	Foundation of the Raiffeisen Zentralbank Österreich AG (former „Girozentrale der österreichischen Genossenschaften")

Share Information

- Traded on the Vienna Stock Exchange
- Prime Market Segment
- Indices: ATX, ATX Prime, ATX Five, Dow Jones Euro Stoxx, Dow Jones Stoxx 600, FTSEurofirst 300, MSCI
- 142,770,000 ordinary shares outstanding
- Approx. € 11.5 bn market capitalization (as of 28th September 2006)
- 30 % free float
- ISIN Code AT0000606306
- Trading Symbols:

Vienna Stock Exchange	RIBH
Bloomberg	RIBH AV
Reuters	RIBH.VI

Shareholder Structure

30% free float


Retail Investors 8%
Institutional Investors* 22%
RZB 70%

* Including IFC and EBRD

Financial Calendar 2006-2007

2006

13 October	**Capital Markets Day**, Kiev
26 October	Start of Quiet Period
9 November	**Third Quarter Report**, Conference Call

2007

28 February	Start of quiet period
28 March	**2006 Annual Report**, Analyst meeting, Conference Call
26 April	Start of quiet period
10 May	**First-quarter Report**, Conference Call
5 June	**Annual general meeting**
26 July	Start of quiet period
9 August	**Semi-annual Report**, Conference Call
25 October	Start of quiet period
8 November	**Third-quarter Report**, Conference Call

Contact

Susanne E. Langer
Head of Investor Relations

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna, Austria

Tel.: +43 (1) 71707 2089
Fax: +43 (1) 71707 2138
e-mail: susanne.langer@ri.co.at
e-mail: investor.relations@ri.co.at
Internet: www.ri.co.at


Czech Republic
Croatia

Disclaimer

- Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements.
- By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Undue reliance should not be placed on these forward-looking statements. Many factors could cause our results of operations, financial condition, liquidity, and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements contained herein.
- These factors include, among others: (i) our ability to compete in the regions in which we operate; (ii) our ability to meet the needs of our customers; (iii) our ability to integrate our acquisitions or to complete acquisitions or other projects on schedule; (iv) uncertainties associated with general economic conditions particularly in the CEE; (v) governmental factors, including the costs of compliance with regulations and the impact of regulatory changes; (vi) the impact of currency exchange rate and interest rate fluctuations; and (vii) other risks, uncertainties and factors inherent in our business.
- We do not intend, and do not assume any obligations, to update forward-looking statements set forth herein.
- This document does not constitute an offer of securities, nor a solicitation for an offer of securities, nor marketing or sales activity for such securities.


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